Exhibit 99.2

NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada

Prepared by Canadian Malartic Mine 100, chemin du Lac Mourier Malartic, QC J0Y 1Z0 Project Location Latitude 48° 22’ North and Longitude 78° 23’ West Province of Québec, Canada

Prepared by:

Pascal Lehouiller, P.Geo.
Sylvie Lampron, P.Eng.
Guy Gagnon, P.Eng.
Nicole Houle, P.Geo.
François Bouchard, P.Geo.

Effective Date: December 31, 2020

Signature Date: March 25, 2021

SIGNATURE PAGE

NI 43-101 Technical Report, Canadian Malartic Mine,

Québec, Canada

Effective Date: December 31, 2020

(Original signed and sealed)	Signed at Malartic on March 25, 2021
Pascal Lehouiller, P.Geo. Senior Resource Geologist Canadian Malartic GP

(Original signed and sealed)	Signed at Malartic on March 25, 2021
Sylvie Lampron, P.Eng. Senior Engineer Project Evaluation Canadian Malartic GP Malartic (Québec)

(Original signed and sealed)	Signed at Malartic on March 25, 2021
Guy Gagnon, P.Eng. Engineering Superintendent Canadian Malartic GP

(Original signed and sealed)	Signed at Malartic on March 25, 2021
Nicole Houle, P.Geo. Principal Geologist, Development Canadian Malartic GP

(Original signed and sealed)	Signed at Malartic on March 25, 2021

François Bouchard, P.Geo.

Senior Exploration Geologist

Canadian Malartic GP

Reviewed by :

Sébastien Bernier, P.Geo.

Senior Director, Geology and Mineral Resources

Yamana Gold Inc.

Dyane Duquette, P.Geo.

Corporate Director, Reserve Development

Agnico Eagle Mines Ltd

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	ii

Certificate of qualified person – Pascal Lehouiller

I, Pascal Lehouiller, P. Geo, as an author of this report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” prepared for Yamana Gold Inc. (the Issuer) and dated effective as of December 31, 2020 (the Technical Report), do hereby certify the following:

1.	I am Senior Resource Geologist at Canadian Malartic GP, with an office at 100 chemin du Lac Mourier, Malartic, Québec, J0Y 1Z0.

2.

I graduated from the Université du Québec à Montréal with a Bachelor of Science degree in Geology in 2002. I am a Professional Geologist registered with the Ordre des géologues du Québec (OGQ No. 902). I have practiced my profession continuously since 2004. My relevant experience for the purpose of the Technical Report includes the following:

•	Exploration Geologist in Northern Québec;

•	Mine Geologist in Suriname; and

•	Resource Geologist in Malartic, Québec

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have worked at the project since 2010 as a full-time employee.

5.	I am responsible for Sections 5, 6, 7, 8, 12 and 14 and share responsibility for related disclosure in Sections 1 to 3 and 24 to 27 of the Technical Report.

6.	I am not independent of the Issuer.

7.	I have had prior involvement with the property that is the subject of the Technical Report in my role as Resource Geologist at the project.

8.	I have read NI 43-101 and the sections of Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 5, 6, 7, 8, 12 and 14, and related disclosure in Sections 1 to 3 and 24 to 27 in the Technical Report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s/ Pascal Lehouiller, P.Geo.
Pascal Lehouiller, P.Geo.	Dated this 25th day of March, 2021

Certificate of qualified person – Sylvie Lampron

I, Sylvie Lampron, P.Eng, as an author of this report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” prepared for Yamana Gold Inc. (the Issuer) and dated effective as of December 31, 2020 (the Technical Report), do hereby certify the following:

1.	I am Senior Engineer, Project Evaluation at Canadian Malartic GP, with an office at 100 chemin du Lac Mourrier, Malartic, Québec, J0Y 1Z0;

2.

I graduated with a Bachelor’s degree in Mining Engineering from Université Laval (Québec, Qc) in 1987. I am a member of the Ordre des Ingénieurs du Québec (OIQ No. 44225). I have practiced my profession continuously since 1987. My relevant experience for the purpose of the Technical Report includes the following:

•	Engineer in an open-pit operation in North Eastern Quebec;

•	Engineer in an Abitibi poly-metallic U/G mine; and

•	Senior Engineer at Canadian Malartic GP since 2010.

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have worked at the project since 2010 as a full-time employee.

5.	I am responsible for Section 24 and share responsibility for related disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report.

6.	I am not independent of the Issuer.

7.	I have had prior involvement with the property that is the subject of the Technical Report in my role as a Senior Engineer at the project.

8.	I have read NI 43-101 and the sections of Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 24, and related disclosure in Sections 1 to 3 and 25 to 27 in the Technical Report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s/ Sylvie Lampron, P.Eng.
Sylvie Lampron, P.Eng.	Dated this 25th day of March, 2021

Certificate of qualified person – Guy Gagnon

I, Guy Gagnon, P.Eng., as an author of this report entitled NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada prepared for Yamana Gold Inc. (the Issuer) and dated effective as of December 31, 2020 (the Technical Report), do hereby certify the following:

1.	I am the Engineering Superintendent at Canadian Malartic GP, with an office at 100 chemin du Lac Mourier, Malartic, Québec, J0Y 1Z0.

2.

I graduated with a bachelor’s degree in Mining Engineering from Université Laval (Québec, Québec) in 2001. I am a member of the Ordre des Ingénieurs du Québec (OIQ No. 126 407). I have practiced my profession continuously since 2001. My relevant experience for the purpose of the Technical Report includes the following:

•

My expertise was acquired while working as a mining engineer in different types of mines of base metal and gold both underground and open pit. I held several positions including ground control, ventilation, DnB and planning. I’ve been working as the Engineering Superintendent since 2015.

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have worked at the project since 2011 as a full-time employee.

5.	I am responsible for Sections 13, 15, 16, 17, 18, 19, 20, 21 and 22 and share responsibility for related disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report.

6.	I am not independent of the Issuer.

7.	I have had prior involvement with the property that is the subject of the Technical Report in my role as Engineering Superintendent at the project.

8.	I have read NI 43-101 and the sections of Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 13, 15, 16, 17, 18, 19, 20, 21 and 22, and related disclosure in Sections 1 to 3 and 25 to 27 in the Technical Report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s Guy Gagnon, P.Eng.
Guy Gagnon, P.Eng.	Dated this 25th day of March, 2021

Certificate of qualified person – Nicole Houle

I, Nicole Houle, P.Geo, as an author of this report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” prepared for Yamana Gold Inc. (the Issuer) and dated effective as of December 31, 2020 (the Technical Report), do hereby certify the following:

1.	I am the Principal Geologist, Development at Canadian Malartic GP, with an office at 100 chemin du Lac Mourier, Malartic, Québec, J0Y 1Z0.

2.

I graduated with a bachelor’s degree in Sciences Geology from Laval University (Quebec, Quebec) in 1986. I am a member of the Ordre des géologues du Québec (OGQ No. 0580). I have practiced my profession continuously since 1986. My relevant experience for the purpose of the Technical Report includes the following:

•	Senior geologist since 2006, responsible for exploration at the Doyon Camp Division (Doyon/Mouska mines and Westwood project) – Iamgold Inc, Québec;

•	Senior exploration geologist – Iamgold Corp., Regional Office Val-d’Or; and

•	Senior mine exploration geologist at Rosebel open-pit gold Mine – Iamgold Corp., Suriname.

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have worked at the project since 2017 as a full-time employee.

5.	I am co-author for Sections 10 and 11 and share responsibility for related disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report.

6.	I am not independent of the Issuer.

7.	I have had prior involvement with the property that is the subject of the Technical Report in my role as Principal Geologist, Development at the project.

8.	I have read NI 43-101 and the sections of Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 10 and 11, and related disclosure in Sections 1 to 3 and 25 to 27 in the Technical Report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s/ Nicole Houle, P.Geo
Nicole Houle, P.Geo	Dated this 25th day of March, 2021

Certificate of qualified person – FRANÇOIS BOUCHARD

I, François Bouchard, P.Geo, as an author of this report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” prepared for Yamana Gold Inc. (the Issuer) and dated effective as of December 31, 2020 (the Technical Report), do hereby certify the following:

1.	I am Senior Exploration Geologist at Canadian Malartic GP with an office at 100 chemin du Lac Mourier, Malartic, Quebec, Canada, J0Y 1Z0.

2.

I graduated with a Bachelor’s degree in Geology from Université du Québec à Chicoutimi (Saguenay, Quebec) in 2003. I am a member of the Ordre des géologues du Québec (OGQ No. 933). I have practiced my profession continuously since 2004. My relevant experience for the purpose of the Technical Report includes the following:

•	I have worked on exploration drilling programs in Canada for Falconbridge Ltd. from 2002 to 2006; and

•

I have worked as a geologist on the Canadian Malartic property during the last 15 years, performing various tasks such as core logging, drill hole planification & supervision, data collection, validation and organisation, and geological interpretation. I gained significant knowledge of the history and archives related to the property.

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have worked at the project since 2006 as a full-time employee.

5.	I am responsible for Sections 4, 6, 9, 10, 11 and 23 and share responsibility for related disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report.

6.	I am not independent of the Issuer.

7.	I have had prior involvement with the property that is the subject of the Technical Report in my role as Exploration Geologist/Senior Exploration Geologist at the project.

8.	I have read NI 43-101 and the sections of Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 4, 6, 9, 10, 11 and 23, and related disclosure in Sections 1 to 3 and 25 to 27 in the Technical Report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s/ François Bouchard, P.Geo
François Bouchard, P.Geo	Dated this 25th day of March, 2021

TABLE OF CONTENTS

SIGNATURE PAGE	ii
Certificate of qualified person – PASCAL LEHOUILLER	2
Certificate of qualified person – SYLVIE LAMPRON	3
Certificate of qualified person – GUY GAGNON	4
Certificate of qualified person – NICOLE HOULE	5
Certificate of qualified person – FRANÇOIS BOUCHARD	6
1. SUMMARY	29
2. INTRODUCTION	42
2.1 Report Responsibility, Qualified Persons and Site Visit	42
2.2 Principal Sources of Information	43
2.3 Currency, Units of Measure, and Acronyms	44
3. RELIANCE ON OTHER EXPERTS	49
4. PROPERTY DESCRIPTION AND LOCATION	50
4.1 Location	50
4.2 Mineral Title Status	50
4.2.1 East Amphi Property	53
4.2.2 Malartic CHL Property	53
4.2.3 Canadian Malartic Mine	54
4.2.4 Fournière, Midway and Piché-Harvey Properties	55
4.2.5 Rand Property	56
4.3 Agreements and Encumbrances	56
4.4 Permits and Authorization	62
4.5 Environmental Considerations	62
5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	63
5.1 Accessibility	63
5.2 Local Resources and Infrastructure	63
5.3 Physiography	63
5.4 Climate	63
6. HISTORY	65
6.1 Canadian Malartic Mine and Malartic CHL Prospect	67
6.1.1 Canadian Malartic Mines and Falconbridge (1923-1973)	68
6.2 East Amphi Property	72
6.2.1 Prior to Osisko (1934-2007)	73
6.2.2 Osisko Period at East Amphi (2007-2014)	74
6.3 Rand Property	74
6.4 Midway Property Group (Fournière, Midway, Piché-Harvey)	77
7. GEOLOGICAL SETTING AND MINERALIZATION	80
7.1 Regional Geology	80
7.2 Property Geology	82
7.3 Mineralization	83
8. DEPOSIT TYPES	89
9. EXPLORATION	90
10. DRILLING	91
10.1 Methodology and Core Logging Procedure	92

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	vii

10.2 Drilling by Canadian Malartic GP	93
10.2.1 Regional Exploration Drilling	93
10.2.2 Mine Exploration Drilling	100
11. SAMPLE PREPARATION, ANALYSES AND SECURITY	102
11.1 Core Handling, Sampling and Security	102
11.2 Laboratories Accreditation and Certification	103
11.3 Laboratory Preparation, Assays and Measurements	104
11.3.1 Sample preparation and gold assays	104
11.3.2 Multi-element assaying	104
11.3.3 Specific gravity measurements	104
11.4 Quality Assurance and Quality Control	105
11.4.1 Certified reference materials (standards)	105
11.4.2 Blank samples	106
11.4.3 Coarse Duplicates	108
11.4.4 Check Assays	108
11.5 Conclusions	111
12. DATA VERIFICATION	112
12.1 Historical Work (Previous Owner)	112
12.2 Historical Work (Current Issuer)	112
12.3 Collar location validation	112
12.4 Data entry validation	113
12.5 Gold assays	113
12.6 Assay population validation and correction	113
12.7 Survey Control	114
12.8 Mined-Out Voids	114
12.9 Current Work Validation	114
12.10 Conclusion	115
13. MINERAL PROCESSING AND METALLURGICAL TESTING	116
13.1 General	116
13.2 Historical testwork	116
13.2.1 Metallurgical samples and ore mineralogy	116
13.2.2 Grinding testwork	118
13.2.3 Rheology and settling testwork	118
13.3 Recent testwork	118
13.3.1 Gold recovery testwork	118
13.3.2 Ore mineralogy	123
13.3.3 Rheology and settling testwork	123
13.3.4 Cyanide destruction testwork	124
13.4 Conclusion	124
14. MINERAL RESOURCE ESTIMATES	126
14.1 Methodology	126
14.2 Drill Hole Database	127
14.3 Geological Models	130
14.4 Voids Model	131
14.5 High-Grade Capping	132
14.6 Compositing	134
14.7 Bulk Density Data	135
14.8 Variography and Search Ellipsoids	136
14.9 Block Modelling	141
14.10 Grade Estimation	143
14.11 Validation of the Grade Estimation	143
14.11.1 Visual Validation	144
14.11.2 Statistical Validation	147

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14.11.3 Interpolation Method Comparison	147
14.12 Mineral Resource Classification	149
14.12.1 Open Pit Projects Classification	149
14.12.2 Underground Projects Classification	150
14.13 Economic Parameters (Cut-Off Grade)	150
14.14 Constraining Surfaces and Volumes	153
14.15 Mineral Resource Statements	153
15. MINERAL RESERVE ESTIMATES	158
15.1 Reserve Block Model	158
15.2 Open Pit Optimization	158
15.3 Summary of Whittle Parameters	158
15.4 Pit Design	161
15.4.1 Cut-off Grades	161
15.5 Mineral Reserves	162
15.5.1 Tonnage and grade reconciliation	164
16. MINING METHODS	165
16.1 Geotechnical Assessment	165
16.2 Mine Design	165
16.3 Bench geometry	165
16.3.1 Ramp and haul road design	168
16.3.2 Pit design	169
16.3.3 Waste rock pile design	169
16.3.4 Mine production schedule	170
16.4 Mine Operations and Equipment Selection	177
16.4.1 Drilling and blasting	177
16.4.2 Ore control	177
16.4.3 Loading and hauling	177
16.4.4 Mine dewatering	178
17. RECOVERY METHODS	180
17.1 Plant Design Criteria	180
17.2 Process Description Overview	182
17.2.1 Crushing circuit	184
17.2.2 Grinding circuit	184
17.2.3 Pre-leach thickener, leaching and adsorption	184
17.2.4 Elution and electrowinning circuit	184
17.2.5 Carbon reactivation circuit	184
17.2.6 Tailing thickener and cyanide destruction	185
17.3 Requirements for Water and Process Materials	185
17.3.1 Process plant consumables	185
17.3.2 Water circulation and consumption	186
17.3.3 Energy requirements	186
17.4 Plant facilities modifications	187
17.4.1 Crushing Circuit	187
17.4.2 Elution circuit	188
17.4.3 Tailing thickener	188
17.4.4 Gold electrowinning and refining	188
17.4.5 Cyanide destruction	189
18. PROJECT INFRASTRUCTURE	190
18.1 Electrical and Communication	190
18.1.1 120 kV electrical transmission line	190
18.1.2 Main substation	190
18.1.3 Site power distribution	194
18.1.4 Communication systems	195

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18.2 Green Wall (linear park)	195
18.3 Main Security Control Gate	195
18.4 Multi-service Building (Administration / Warehouse / Mine Office / Truck Shop)	195
18.5 Process Plant Offices, Dry and Lunchroom	196
18.6 Crusher and Stockpile Tunnel	196
18.7 Process Plant Workshop	196
18.8 Water/Sewage Infrastructure	196
18.9 Water Treatment Plant	196
18.10 Explosives Plant and Depot	197
18.11 Fuel Storage Facilities	197
18.12 Monitoring/Weather Station	197
18.13 Tailings Area, Waste Rock Pile and Stockpiles (low-grade and overburden)	197
18.14 Office Building in Malartic	198
19. MARKET STUDIES AND CONTRACTS	199
19.1 Market	199
19.2 Material Contracts	199
20. ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	200
20.1 Environmental Studies	200
20.2 Impact and Site Monitoring	200
20.2.1 Vibrations and air overpressure	202
20.2.2 Noise	202
20.2.3 Ambient air quality	202
20.2.4 Atmospheric emissions	202
20.2.5 Final effluent	202
20.2.6 Groundwater	203
20.2.7 Solid and hazardous waste management	203
20.2.8 Accidental spills	203
20.2.9 Greenhouse gas emissions	203
20.2.10 Emergency plan	204
20.3 Waste Rock Management	204
20.4 Tailings Management	204
20.4.1 General	204
20.4.2 Site selection	205
20.4.3 Tailings deposition	205
20.4.4 Geotechnical investigation and monitoring	206
20.4.5 Overall stability of the tailings impoundment	207
20.5 Water Management	207
20.6 Permitting	208
20.6.1 Permitting for the Malartic Extension Project	208
20.6.2 Notices of non-compliance	208
20.6.3 First Nation Collaboration Agreement	210
20.7 Social and Economic Impacts	210
20.7.1 Local communication and consultation	210
20.7.2 Legal proceedings related to impacts of mining activities	212
20.7.3 Physical and psychological well-being of the population	213
20.7.4 Land planning and management	213
20.7.5 Residential, commercial, and industrial land uses	214
20.7.6 Economy and jobs	214
20.8 Closure and Reclamation Planning and Costs	215
20.8.1 Closure plan	215
20.8.2 Closure costs	216

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	x

21. CAPITAL AND OPERATING COSTS	218
21.1 Capital Cost Estimates	218
21.2 Mine Operating Cost	218
21.3 Workforce	219
21.3.1 Mine and process plant workforce	219
21.3.2 General Services and Administration	219
22. ECONOMIC ANALYSIS	221
23. ADJACENT PROPERTIES	222
24. OTHER RELEVANT DATA AND INFORMATION	223
24.1 Project description	223
Geology and Mineral Resources	224
24.2 Mining	226
24.2.1 Mining Method	226
24.2.2 Geotechnical Considerations	226
24.2.3 Mineral Resources Included in PEA	227
24.2.4 Mine Access and Development	230
24.2.5 Drill & Blast	231
24.2.6 Mucking, Hauling and Material Handling	231
24.2.7 Mining Equipment	232
24.2.8 Underground Ventilation	234
24.2.9 Water Management and Dewatering	234
24.3 Backfilling	235
24.4 Recovery Method	236
24.4.1 Metallurgical characterisations	236
24.4.2 Processing Plant Modification	239
24.5 Project Surface Infrastructure	241
24.5.1 Site access	242
24.5.2 Mine haul roads	242
24.5.3 Main office and dry building	243
24.5.4 Warehouse and maintenance shop	243
24.5.5 Head frame and silos	243
24.5.6 Compressor room	243
24.5.7 Shaft permanent ventilation and heating	243
24.5.8 Hoist buildings	244
24.5.9 Ventilation raise collars	244
24.5.10 Compressor building at portal	244
24.5.11 Electricity line and substation	244
24.5.12 IT and site communications	245
24.5.13 Natural gas	245
24.5.14 Fuel storage	245
24.5.15 Tailings management	245
24.6 Environment and permitting	245
24.7 Capital and Operating Costs	246
24.7.1 Capital Expenditures	246
24.7.2 Operating costs	247
24.7.3 Processing Cost	248
24.7.4 General and Administration Costs (G&A)	248
24.7.5 Workforce	248
24.8 Economic Analysis	249
24.8.1 Metal Price and Exchange Rate	249
24.8.2 Royalties	249
24.8.3 Taxation	250
24.8.4 Financial results	251

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24.8.5 Sensitivity Analysis	252
24.9 Project Enhancement Opportunities	253
24.9.1 Electrical equipment opportunities and Automation	253
24.9.2 Underground project schedule	254
24.9.3 Exploration and LOM extension	254
24.9.4 Geological understanding of internal zones	254
24.9.5 Ventilation and mine design	254
25. INTERPRETATION AND CONCLUSIONS	255
26. RECOMMENDATIONS	258
26.1 Near mine exploration	258
26.2 Exploration drilling	258
26.3 Underground mapping	259
26.4 Ore processing	259
26.5 Tailings management	259
26.6 Economic assessment	259
26.7 Odyssey Project underground schedule	259
26.8 Electrical Equipment and Automation Opportunities	260
27. REFERENCES	261

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	xii

LIST OF FIGURES

Figure 4.1 – Location of the Canadian Malartic Property in the Province of Québec	51
Figure 4.2 – Mining title map of the Property	52
Figure 4.3 – Mining title map of the Canadian Malartic Property showing titles subject to a royalty Mining-Incompatible Territory	61
Figure 5.1 – Infrastructure and typical landscape	64
Figure 7.1 – Divisions of the Abitibi greenstone belt into southern (SVZ) and northern volcanic zones (NVZ) showing external and internal segments in the NVZ	81
Figure 7.2 – Stratigraphy of the Canadian Malartic Property	83
Figure 7.3 – Near-surface mineralized zones with the outline of the main Canadian Malartic-Barnat pit	85
Figure 7.4 – Typical alteration associated with gold mineralization at Canadian Malartic and Barnat deposits. NQ core size	86
Figure 7.5 – East Gouldie gold mineralization	88
Figure 9.1 – Location of the airborne magnetic survey grid on the Property	90
Figure 10.1 – Plan view and longitudinal cross-section of the main mineralized zones on the Property	91
Figure 10.2 – Map of Exploration Department drill holes from 2014 to 2020	96
Figure 10.3 – Distribution of Mine Exploration Department pierce points from the 2017-2018 drilling programs in East Malartic (longitudinal view looking north)	97
Figure 10.4 – Plan view and cross-section showing the 2018-2020 pierce points in the East Gouldie zone	98
Figure 11.1 – Performance of blanks for Regional Exploration (A) and Mine Exploration (B)	107
Figure 11.2 – Scattered plot of coarse duplicates for Regional Exploration (A) and Mine Exploration (B)	109
Figure 11.3 – Check versus original assays of pulp duplicates for Regional Exploration (A) and Mine Exploration (B)	110
Figure 12.1 – Effect of the grade correction on the Q-Q plot of historical assay and recent assay populations for the mafic intrusive rock samples	114
Figure 13.1 – Post-commissioning grinding testwork comparison	118
Figure 13.2 – Recovery zone and composite location for the revised gold model in 2019 for the Canadian Malartic pit	119
Figure 13.3 – 2019 Gold recovery versus head grade for Canadian Malartic deposit	120
Figure 13.4 – Recovery zone and composite location for the revised gold model in 2019 for Barnat pit	121
Figure 13.5 – 2019 Gold recovery versus head grade for Barnat deposit	122

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	xiii

Figure 13.6 – Relationship of silver versus gold in head grades from the Barnat deposit	123
Figure 14.1 – Surface plan view of the Canadian Malartic property and the validated diamond drill holes used in the 2020 MRE	129
Figure 14.2 – Mineralized solids for the deposits on the Property	131
Figure 14.3 – Isometric view of the voids model	132
Figure 14.4 – An example of where grade capping typically plots on a log probability curve	133
Figure 14.5 – An example of experimental variogram for the East Gouldie main zone	137
Figure 14.6 – 3D view example of the search ellipse orientation based on the variography for domains 201, 202 and 204 in the South Barnat pit	140
Figure 14.7 – 3D view example of the search ellipse orientation based on variography for the East Gouldie deposit	141
Figure 14.8 – Validation of the Canadian Malartic, Barnat and Gouldie block model, comparing drill hole composites and block model grade values (looking west)	144
Figure 14.9 – Validation of the East Gouldie block model, comparing drill hole composites and block model grade values (looking west)	145
Figure 14.10 – Swath plot in easting of the Canadian Malartic, Barnat and Gouldie block model, comparing drill hole composites and block model grade values	146
Figure 14.11 – Swath plot in easting of the East Gouldie block model, comparing drill hole composites and block model grade values	146
Figure 14.12 – Swath plot in easting of the Canadian Malartic, South Barnat and Gouldie block model, comparing OK and ID2 block model grade values	148
Figure 14.13 – Swath plot in easting of the East Gouldie block model, comparing OK and ID2 block model grade values	148
Figure 15.1 – Final pit design from the Whittle optimization showing the location of the Canadian Malartic and Barnat pits, based on the December 31, 2020 Mineral Reserves	159
Figure 16.1 – Sector divisions in the Canadian Malartic and Barnat pits, December 31, 2020	167
Figure 16.2 – In-pit haul road design	169
Figure 16.3 – Final mining pits	170
Figure 16.4 – Final waste dump design	171
Figure 17.1 – Process flow diagram for the mill at Canadian Malartic Mine	183
Figure 17.2 – Crushing circuit at Canadian Malartic Mine as of 2020	188
Figure 18.1 – Aerial view of the Canadian Malartic mine infrastructure (looking north) in July 2019	191
Figure 18.2 – Aerial view of the Canadian Malartic mine infrastructure (looking east) in July 2019	192

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Figure 18.3 – Satellite image from June 28, 2019, showing the general layout of the Canadian Malartic mine with tailings, stockpiles, waste dumps and water networks	193
Figure 20.1 – Location of existing stations in the town of Malartic to monitor air quality, noise, ground vibrations and air pressure	201
Figure 20.2 – Simplified site-wide water management diagram for the Canadian Malartic Mine	209
Figure 24.1 – Odyssey Project longitudinal sections showing deposits and mining zones	224
Figure 24.2 – Lateral development profile of the Odyssey Project over the LOM	231
Figure 24.3 – Combined open pit and Odyssey Project gold production profile at the Canadian Malartic Property (2021-2039)	233
Figure 24.4 – Actual process diagram at Canadian Malartic mill	240
Figure 24.5 – Modified process diagram at Canadian Malartic mill	241
Figure 24.6 – Odyssey Project surface infrastructure general arrangement	242
Figure 24.7 – LOM Operating costs distribution for Odyssey Project	248
Figure 24.8 – Odyssey Project workforce requirements over the LOM	249
Figure 24.9 – IRR sensitivity of Odyssey Project	253
Figure 24.10 – NPV sensitivity of Odyssey Project	253

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LIST OF TABLES

Table 1.1 – Canadian Malartic Property Mineral Resource Statement, exclusive of mineral reserves, at December 31, 2020	31
Table 1.2 – Canadian Malartic Property Mineral Reserve Statement at December 31, 2020	33
Table 1.3 – Mineral Reserve Sensitivity	34
Table 2.1 – List of QP responsibilities	43
Table 2.2 – List of abbreviations	44
Table 2.3 – List of Symbols	47
Table 2.4 – Conversion factors for measurements	48
Table 4.1 – Mining titles at Canadian Malartic subject to royalties	57
Table 6.1 – Property history: Summary of 100 years of activity at the Canadian Malartic property, illustrating the main production and property consolidation phases	66
Table 6.2 – Summary of historical gold production on the Property	67
Table 6.3 – Summary of Osisko’s work on the Property (2004-2014)	70
Table 6.4 – Gold and silver production at the Canadian Malartic mine during the Osisko period from 2011 to June 15, 2014	72
Table 6.5 – Prior to Osisko activities	73
Table 6.6 – Summary of historical work on the Rand Property	75
Table 6.7 – Drilling summary on the Rand Property	76
Table 6.8 – Summary of historical work on the Midway Property Group	77
Table 6.9 – Summary of diamond drilling completed by Northern Star (from Larouche, 2014)	79
Table 6.10 – Bulk sampling by Northern Star (2009-2010, underground) (Larouche, 2014)	79
Table 10.1 – Summary of Canadian Malartic Property drilling (2014-2020)	94
Table 10.2 – Intercepts of interest – Regional Exploration	100
Table 11.1 – Summary of laboratories used for external assay checks on pulps	103
Table 11.2 – Summary of insertion rates for Regional Exploration and Mine Exploration QA/QC samples	105
Table 12.1 – Corrections applied to the historical assay results by lithology	114
Table 13.1 – Description of ore types at Canadian Malartic	116
Table 13.2 – Description of ore types at Barnat	117
Table 14.1 – Database summary by deposit	128
Table 14.2 – Summary statistics for original assay samples	134
Table 14.3 – Summary of bulk densities by deposit and lithology	135
Table 14.4 – Variogram models parameters	138
Table 14.5 – GEMS Block model properties	142

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Table 14.6 – Summary of parameters typically used for the grade estimation	143
Table 14.7 – Summary of basic statistics of interpolated blocks and composite points	147
Table 14.8 – Input parameters used to determine the resource COG at Western Porphyry	151
Table 14.9 – Input parameters used to determine the underground projects cut-off grade	151
Table 14.10 – Input parameters used to determine the underground cut-off grade of mineralization below mining surfaces or pit design of open pit projects	152
Table 14.11 – Canadian Malartic Property Mineral Resource Statement, exclusive of mineral reserves, at December 31, 2020	154
Table 14.12 – 2020 Canadian Malartic Property Mineral Resource Estimate per deposit (exclusive of mineral reserves)	155
Table 14.13 – Part of the 2020 Canadian Malartic Property Mineral Resource Estimate for the underground mineral resources, breakdown by location relative to pillar (exclusive of mineral reserves)	156
Table 14.14 – Part of the 2020 Canadian Malartic Property Mineral Resource Estimate for the Odyssey deposit, breakdown by mineralized zone (exclusive of mineral reserves)	157
Table 15.1 – Summary of optimization parameters based on the December 31, 2020 Mineral Reserves	160
Table 15.2 – Cut-off grade calculation parameters based on the December 31, 2020 Mineral Reserves	162
Table 15.3 – Canadian Malartic Mine Mineral Reserve Statement at December 31, 2020	163
Table 15.4 – Mineral Reserve sensitivity	164
Table 15.5 – Annual reconciliation between mineral reserves and production, reconciled with milling results	164
Table 16.1 – 2020 slope design criteria for the Canadian Malartic and Barnat pits, by sector	166
Table 16.2 – Haulage road design parameters	168
Table 16.3 – Bench extraction schedule by period (Canadian Malartic and Barnat) based on LOM 2020	172
Table 16.4 – Average haulage cycle times (minutes) per year, based on LOM 2020	178
Table 16.5 – Major equipment requirements based on LOM 2020	178
Table 17.1 – Canadian Malartic Mine processing plant performance (2011-2020)	181
Table 17.2 – Summary of the principal design criteria for the Canadian Malartic Mine mill	182
Table 17.3 – Average consumption of mill reagents and consumables in 2020 at the Canadian Malartic Mine	186
Table 18.1 – Electrical room detail per area	194

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Table 19.1 – Material contracts over C$5 million per year at the Canadian Malartic mine	199
Table 20.1 – Canadian Malartic tailings characteristics	205
Table 20.2 – Closure cost	217
Table 21.1 – Three-year capital cost forecast for the Canadian Malartic mine (in C$M)	218
Table 21.2 – Canadian Malartic Mine 3-year operating forecast	218
Table 21.3 – Manpower summary, LOM 2021-2028	220
Table 24.1 – Odyssey Project Mineral Resources	225
Table 24.2 – Maximum Stope Dimensions and ELOS	226
Table 24.3 – Optimization parameters and Cut-off grades	228
Table 24.4 – Mineral Resources included in the Odyssey Project PEA Mine Plan	229
Table 24.5 – Mobile mining equipment at the Odyssey Project during peak production and development	234
Table 24.6 – Stope statistics and strength requirement for primary stopes	236
Table 24.7 – Summary of gold dissolution per mining zone	238
Table 24.8 – Comparison of cyanide and lime consumption rates for deposits on the Canadian Malartic Property	239
Table 24.9 – Initial capital expenditure for the Odyssey Project (2021-2028)	246
Table 24.10 – Capital expenditure schedule for the Odyssey Project	246
Table 24.11 – LOM Operating costs and average cost per tonne at the Odyssey Project	247
Table 24.12 – Odyssey Project life of mine average royalties	250
Table 24.13 – Odyssey Project cashflow (2021-2041)	251

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Cautionary Note Regarding Forward-Looking Statements

This report contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to: cash flow forecasts, projected capital, operating and exploration expenditures, targeted cost reductions, mine life and production rates, grades, infrastructure, capital, operating and sustaining costs, the future price of gold, potential mineralization and metal or mineral recoveries, estimates of mineral resources and mineral reserves and the realization of such mineral resources and mineral reserves, information pertaining to potential improvements to financial and operating performance and mine life at Canadian Malartic (as defined herein) that may result from expansion projects or other initiatives, maintenance and renewal of permits or mineral tenure, estimates of mine closure obligations and information with respect to Canadian Malartic GP’s (as defined herein) strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “anticipate”, “believe”, “budget”, “estimate”, “expect”, “intend”, “plan”, “project”, “target” and other similar words, or statements that certain events or conditions “may” or “will” occur, including the negative connotations of such terms. Forward-looking statements are statements that are not historical facts and are based on the opinions, assumptions and estimates of Qualified Persons (as defined herein) considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to: the impact of general domestic and foreign business; economic and political conditions; global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions; fluctuating metal and commodity prices (such as gold, silver, diesel fuel, natural gas and electricity); currency exchange rates (such as the Canadian dollar versus the United States dollar); changes in interest rates; possible variations in ore grade or recovery rates; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of mineral reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Canadian Malartic GP’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, First Nations groups or others, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with infectious diseases, including COVID-19; risks associated with nature and climatic conditions; the impact of inflation; fluctuations in the currency markets; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; changes in project parameters as plans continue to be refined; changes in project development, construction, production and commissioning time frames; contests over title to properties or over access to water, power, and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages related to climate change; availability and increased costs associated with mining inputs and labor; the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, higher prices for fuel, steel, power, labour, and other consumables contributing to higher costs; unexpected changes in mine life; final pricing for concentrate sales; unanticipated results of future studies; seasonality and unanticipated weather changes; costs and timing of the development of new deposits; success of exploration activities; unanticipated reclamation expenses; limitations on insurance coverage; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the vulnerability of information systems and risks related to global financial conditions. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, failure of plant, equipment, or processes to operate as anticipated (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks), as well as those risk factors discussed or referred to herein and in the issuer’s Annual Information Form filed with the securities regulatory authorities in all of the provinces and territories of Canada and available under the issuer’s profiles at www.sedar.com, and the issuer’s Annual Reports on Form 40-F filed with the United States Securities and Exchange Commission at www.edgar.com. Although Canadian Malartic GP has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Canadian Malartic GP undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions, or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting readers in understanding Canadian Malartic GP’s expected financial and operational performance and results as at and for the periods ended on the dates presented herein and objectives and may not be appropriate for other purposes.

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Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource estimates contained in this report have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this report may not be comparable to similar information disclosed by United States companies. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended the definitions of “proven mineral reserves” and “probable mineral reserves” in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101. United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this report are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this report are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

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Non-GAAP Measures

Canadian Malartic GP has included certain non-GAAP financial measures and additional line items or subtotals, which Canadian Malartic GP believes that, together with measures determined in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of Canadian Malartic GP. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this report include: free cash flow and total cash costs. Please refer to the issuer’s current annual Management’s Discussion and Analysis, which is filed under the issuer’s profiles on SEDAR at www.sedar.com and which includes a detailed discussion of the usefulness of the non-GAAP measures. Canadian Malartic GP believes that in addition to conventional measures prepared in accordance with IFRS, Canadian Malartic GP and certain investors and analysts use this information to evaluate Canadian Malartic GP’s performance. In particular, management uses these measures for internal valuation for the period and to assist with planning and forecasting of future operations.

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1.	SUMMARY

Introduction

Canadian Malartic General Partnership (“Canadian Malartic GP”) prepared this technical report (the “Technical Report”) to present and support the results of the updated Mineral Resource and Mineral Reserve estimates (the “2020 MRMR”), summarize the current open pit mining operation, and disclose the results of a preliminary economic assessment (“PEA”) for the underground Odyssey Project on the Canadian Malartic Property (the “Property”). Canadian Malartic GP is controlled equally by two issuers (the “issuers”), Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”). In this report, for simplification purpose, Canadian Malartic GP is referred as the “issuer”.

The Property, located near the town of Malartic in the Province of Quebec, hosts the Canadian Malartic open pit mine. Canadian Malartic GP forecasts annual gold production of more than 600,000 ounces for the next four years and then declining toward the end of the open pit mine life. The first gold pour at the Canadian Malartic mine was in April 2011, and commercial production began the following month. While ore feed has mainly come from the Canadian Malartic deposit since 2011, open pit mining of the adjacent South Barnat deposit has provided additional ore to the mill since 2019. The Property hosts the underground Odyssey Project to the east of the current mining operation. In August 2020, the Odyssey Project entered the development phase when Canadian Malartic GP began excavating an exploration ramp.

Contributors

This Technical Report was prepared by Pascal Lehouiller, P.Geo. (OGQ #902); Sylvie Lampron, P.Eng. (OIQ #44225); Guy Gagnon, P.Eng. (OIQ #126407); Nicole Houle, P.Geo (OGQ # 580) and François Bouchard, P.Geo (OGQ #933). All are qualified persons (“QPs”) as defined in National Instrument 43-101 (“NI 43-101”) but are not independent as they all are employed by Canadian Malartic GP and work full time on the Property.

Property Description and Location

The Property is located within the Municipality of Malartic, approximately 25 km west of Val-d’Or and 80 km east of Rouyn-Noranda, in the Province of Quebec, Canada. It is located on NTS map sheet 32 D/01 in the townships of Fournière, Malartic, Dubuisson and Surimeau.

The Property consists of one contiguous block comprising one mining concession (“CM”), five mining leases (“ML”) and 293 claims (“CDC”, “CL”, “CLD”) for a total area of 12,568.43 ha.

Canadian Malartic GP is the sole owner of 288 of the 299 total mining titles comprising the Property. The remaining 11 mining titles are owned 15% by Abitibi Royalties Inc. and 85% by the Canadian Malartic Corporation.

The Property is subject to various royalty agreements and encumbrances.

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Geology and Mineralization

The Property straddles the southern margin of the eastern portion of the Abitibi Subprovince, which is an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield.

Most of the Property is underlain by metasedimentary units of the Pontiac Group, immediately south of the Larder Lake–Cadillac Fault Zone (“LLCFZ”). The north-central portion of the Property is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group underlies the northern part of the Property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold mineral resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit (also described as “Barnat” when stated in the context of current open pit production) overlaps the southern limit of the LLCFZ. South of the fault contact, gold mineralization occurs as disseminated mineralization and stockwork hosted in potassic-altered, silicified greywacke units of the Pontiac Group. North of the fault, it occurs as disseminated mineralization and stockwork hosted in both potassic-altered porphyry dikes and carbonatized, biotite-rich schistose ultramafic rocks. Porphyry dikes on both sides of the fault, but especially abundant on the north side, contain disseminated mineralization as well as late quartz veins locally containing visible gold.

The East Malartic deposit has been previously mined by the historic East Malartic and Barnat/Sladen mines along the contact between the LLCFZ and the Pontiac Group metasediments. This deposit includes the deeper portion of the South Barnat deposit below the current pit design. The historic mining infrastructure and stopes follow local and regional fault zones, pyrite-enriched environments, silica-calcite and potassic alterations, and porphyritic intrusions.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group metasedimentary rocks. It is characterized by the presence of a massive porphyritic unit known as #12 Porphyry. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade gold mineralization (>1 g/t Au) occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within #12 Porphyry, gold mineralization is also associated with other geological features including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7 to 2.0%). The mineralization of the Jeffrey deposit is also associated with #12 Porphyry in the western extension of Odyssey South Zone.

The East Gouldie deposit is generally constrained in a west-trending high-strain corridor that dips approximately 60° north. The high-strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dikes and mafic dikes. Mineralization is hosted in highly strained intervals of greywacke with 1 to 2% disseminated pyrite with strong silica alteration and moderate sericite and carbonate alteration.

Several other mineralized zones have been documented within the LLCFZ, namely Buckshot (North Barnat), East Amphi, Western Porphyry, Malartic Goldfields, #39 and #67 Zones (Rand), all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic/gabbroic or intermediate porphyritic intrusions.

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Mineral Processing and Metallurgical Testing

Testwork was performed in 2008 to assist in designing the Canadian Malartic Mill. The metallurgical characteristics of the South Barnat deposit were studied in detail in 2009. The gold recovery models for the Canadian Malartic and South Barnat deposits were updated in 2019 based on samples with gold grades ranging from 0.5 to 9.0 g/t. Recovery results range between 80.0 to 92.0% with historical yearly gold recovery between 88.2 and 89.2%. The Canadian Malartic and South Barnat orebodies show many similarities, leading to expectations of similar mineral processing performance as mill throughput is increased from the South Barnat deposit in the final years of the open pit operation.

Mineral Resource Estimates

The 2020 Mineral Resource Estimate (the “2020 MRE”) for the Property consists of 11 block models (two for open pit mining and nine for underground mining).

The 2020 MRE was prepared by Pascal Lehouiller, P.Geo., of Canadian Malartic GP using all available information. The 2020 MRE relied on information acquired by Canadian Malartic GP drilling programs combined with validated historical data.

The effective date of the 2020 MRE is December 31, 2020.

A total of 157 mineralized zones were created and/or updated for all the deposits.

The QP responsible for this section of the Technical Report has classified the 2020 MRE as measured, indicated, and inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole density, and interpolation parameters. The QP responsible for this section of the Technical Report is of the opinion that the requirement of reasonable prospects for eventual economic extraction has been met by having a cut-off grade that uses reasonable inputs combined with constraining surfaces for the open pit scenario and optimized mining shapes for the underground scenario.

Table 1.1 – Canadian Malartic Property Mineral Resource Statement, exclusive of mineral reserves, at December 31, 2020

Area	Category	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
Open pit (COG 0.39 to 0.40 g/t Au)	Measured	297	0.55	5
	Indicated	1,075	0.59	20
	M + I	1,372	0.58	26
	Inferred	7,064	0.74	169
Underground (COG 1.00 to 1.40 g/t Au)	Measured	-	-	-
	Indicated	17,374	1.87	1,044
	M +I	17,374	1.87	1,044
	Inferred	177,844	2.38	13,596
Total	Measured	297	0.55	5
	Indicated	18,449	1.79	1,064
	M + I	18,746	1.77	1,070
	Inferred	184,908	2.32	13,765

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Mineral Resource Estimate notes:

1.	The qualified person, as defined by NI 43-101, responsible for the 2020 MRE is Pascal Lehouiller, P.Geo. The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are reported exclusive of Mineral Reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	The 2020 MRE follows Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves (CIM 2014 Definition Standards).
4.

A total of 157 mineralized zones were modelled. A minimum true thickness of 10 m was applied (for the mineralized zones of open pit projects, using the grade of the adjacent material when assayed or a value of zero when not assayed). The estimate is reported for potential surface mining and underground mining scenarios at cut-offs ranging from 0.29 g/t to 0.40 g/t Au (surface mining) and from 1.00 g/t to 1.40 g/t Au (underground mining). The cut-off grades were calculated using a gold price of CAD1,625/oz; a USD/CAD exchange rate of 1.30; a mining cost varying from $4.60/t to $6.93/t (surface mining) and from $39.80/t to $47.64/t (underground mining); a processing cost from of $11.56/t to $13.60/t; and a G&A cost from $3.29/t to $8.21/t. The cut-off grade should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

5.	Density values used vary from 2.65 to 2.88.
6.

The assays were capped prior to compositing at 5 m for open pit and at 3 m and 2 m for underground with the exception of East Gouldie 2 m composites which were capped after compositing. Restricted search ellipsoids ranged from 1 g/t to 26 g/t Au at distances ranging from 15 m to 60 m were applied locally.

7.

The Mineral Resources were estimated using GEOVIA GEMS 6.8 software using hard boundaries and soft boundaries where the zone continuity is demonstrated on composited assays. The OK and ID2 methods were used to interpolate a block model. The block dimensions are adapted to the geometry and vary from 6 to 20 m in the three directions.

8.

Results are presented in-situ and exclusives of Mineral Reserves. 1.0 troy ounce = metric tons x grade / 31.1035. Calculations used metric units (metres, tonnes, grams per tonne). The number of tonnes was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects.

9.

The QP is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those disclosed in this NI 43-101 compliant Technical Report.

10.	While the results are presented undiluted and in-situ, the reported mineral resources are considered to have reasonable prospects for economic extraction.

Mineral Reserve Estimates

The mineral reserve estimate for the Property includes open pit and stockpile mineral reserves. Mineral Resources are converted to Mineral Reserves by applying mining cut-off grades, mining dilution, and mining recovery factors. Any blocks above cut-off grade in the resource model that are classified as Measured and Indicated Mineral Resources inside the pit shell are reported as Proven and Probable Mineral Reserves, with the exception of isolated blocks.

Detailed mining costs including operational components were estimated for all activities of the mining cycle at C$4.60 per tonne mined.

Processing costs used for the pit optimization and cut-off estimation amount to C$11.56 per tonne milled based on a milling rate of 57,000 tpd. The general and administrative costs for the pit optimization amount to C$3.29 per tonne milled.

The ore outlines include a 1 m dilution envelope around economic ore blocks. They also enclose marginal material surrounded by economic mineralization. The dilution envelope and enclosed waste are commonly mineralized, with an associated dilution grade. Dilution is estimated at 6.0% for the Canadian Malartic pit and 12.0% in the Barnat pit.

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Based on economic parameters, a variable break-even cut-off grade for the Canadian Malartic Property ranges from 0.39 g/t to 0.40 g/t using a gold price of C$1,625/oz.

The total Proven and Probable mineral reserves as of December 31, 2020, are estimated at 122.88 million tonnes at 1.12 g/t Au for 4.43 million ounces. Approximately three fifths of the reserve tonnage (58.7%) is in the Probable category. The mineral reserves include 27.24 million tonnes of stockpiled ore at an average grade of 0.48 g/t Au for 422,000 ounces of gold.

There is good reconciliation between mineral reserves and actual production results, and the records maintained by Canadian Malartic GP allow the changes in reconciliation to be studied over time. Based on the reconciliation results, the mineral reserve estimate is reliable and can be used for mine planning in the short, medium and long terms.

Table 1.2 – Canadian Malartic Property Mineral Reserve Statement as of December 31, 2020

Sector	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
Canadian Malartic
Proven Reserves	7,471	1.10	264
Probable Reserves	11,721	1.34	506
Proven and Probable Reserves	19,192	1.25	770
Barnat
Proven Reserves	16,030	1.37	706
Probable Reserves	60,416	1.30	2,530
Proven and Probable Reserves	76,446	1.32	3,236
Stockpiles
Proven Reserves	27,238	0.48	422
Probable Reserves
Proven and Probable Reserves	27,238	0.48	422

Total
Proven Reserves	50,740	0.85	1,392
Probable Reserves	72,137	1.31	3,036
Proven and Probable Reserves	122,876	1.12	4,428

Notes to accompany the Mineral Reserve Estimate:

1.

Mineral reserves have been estimated by Guy Gagnon P.Eng., an employee of Canadian Malartic GP and a “qualified person” as defined by NI 43-101. The mineral reserve estimate conforms to CIM 2014 Definition Standards.

2.

Mineral reserves are reported by mining zone at average cut-off grades of 0.40 g/t Au for the Canadian Malartic pit and 0.39 g/t Au for the Barnat pit. The cut-off grade is based on metal price assumptions of C$1,625/oz for gold, a gold processing recovery assumption based on the grade (Table 15.1), and operating cost assumptions of C$14.85/t treated.

3.	Numbers may not add up due to rounding.

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The sensitivity of the Proven and Probable mineral reserves to the gold price has been estimated using Whittle pit shells and lower cut-off grades. The results of the sensitivity analysis are presented in Table 1.3. Sensitivity was calculated using the surface and Whittle pit shells of December 31, 2020.

Table 1.3 – Mineral Reserve Sensitivity

Gold Price (US $)	Cut-off Grade (g/t)	Grade (g/t Au)	Tonnes (000’s)	Gold Ounces (000’s)	Gold Ounces difference vs. $1250 (000’s)	Gold Ounces difference vs. $1250 (%)
375	1.240	6.949	68	15	-4,236	-99.6
650	0.736	2.652	7,315	624	-3,627	-85.3
950	0.514	1.676	54,371	2,930	-1,321	-31.1
1,125	0.438	1.418	83,372	3,801	-450	-10.6
1,200	0.412	1.340	94,180	4,057	-194	-4.6
1,250	0.396	1.287	102,728	4,251	0	0.0
1,300	0.382	1.244	111,664	4,465	214	5.0
1,375	0.362	1.189	121,970	4,663	412	9.7
1,500	0.333	1.102	142,156	5,038	788	18.5
1,600	0.313	1.022	160,874	5,284	1,033	24.3

Recovery Methods

Run-of-mine (“ROM”) ore is crushed using a gyratory crusher and two cone crushers. The crushed ore feed is transported by a conveyor belt to the covered stockpile. On-site pre-crushed material also feeds the stockpile. The ore is fed to the grinding circuit using conveyors in an underground reclaim tunnel. The grinding circuit mainly consists of a SAG mill in closed circuit with two pebble crushers, two secondary ball mills, one tertiary ball mill and several hydrocyclone clusters in a closed circuit. The slurry is then thickened in a pre-leach thickener before being transferred to the leach circuit where oxygen and cyanide are added to dissolve the gold. The slurry flows by gravity into a CIP carousel system where gold is adsorbed onto carbon. Gold is stripped using the Zadra elution process and is recovered using conventional electrowinning processes. The resulting gold sludge is filtered, dried and melted in an induction furnace to produce doré bars. The slurry exiting the CIP circuit undergoes another thickening step in a tailing thickener before being processed at the detoxification circuit where cyanide is destroyed. Finally, the slurry is pumped to the tailings ponds.

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Project Infrastructure

The main infrastructure of the Canadian Malartic mine includes the multi-service building (administration / warehouse / mine office / truck shop), the process plant, the crushing plant, the guardhouse, pumping stations, the construction office and MegaDome buildings.

A buffer zone that is 135 m wide was established along the northern limit of the open pit to mitigate the impact of the mining activities on the citizens of Malartic township. Inside this buffer zone, a landscaped ridge was built mainly using rock and topsoil produced during pre-stripping work at the mine. The landscaped ridge is 15 m high in residential districts and 5 to 6 m high in non-residential sectors. A security fence has been erected at the bottom of the ridge on the urban side to restrict access to the Property. Soil and organic matter cover the surface of the buffer zone, which is planted with different types of vegetation including shrubs, trees and grasses.

Electrical power for the Canadian Malartic mine is supplied by the existing Hydro-Québec 120 kV Cadillac main substation. A 19-km-long 120 kV electrical transmission line was built during mine construction. Power demand for the entire Property is about 85 MW including all mill and mine support facilities.

The plant water systems consist of the following: the process water system, which is supplied principally from the plant thickener overflows; the fresh water system, which is supplied from Johnson Pond and from the old underground mine dewatering system; the reagent preparation water system; the gland water distribution system; and the reclaim water from the Southeast Pond area. The Canadian Malartic mine is also connected to the Malartic municipal sewage and potable water systems.

The fuel storage facilities have 387,000 L of storage capacity and are located northeast of the truck shop.

Environment Management and Liabilities

The main components of the Canadian Malartic mine and Odyssey Project are located within the urban and peri-urban perimeter of the town of Malartic. The area has a long history of mining and industrial activity, and some of the infrastructure left on the Property by previous owners have the potential to negatively affect the environment, notably water quality. A comprehensive environmental impact assessment (“EIA”) was completed in 2016 (WSP Canada, 2016) as part of the Malartic Extension Project, which included the deviation of Highway 117.

Most current environmental challenges at the Canadian Malartic mine are related to air quality, noise and vibrations that could impact the surrounding community. A wide-ranging monitoring program is in place to ensure Canadian Malartic GP’s activities comply with all governmental and community requirements. The results of the monitoring activities are communicated to stakeholders with transparency and on a regular basis.

Land management is another important challenge, as the mining activities generate significant amounts of waste rock and tailings. Canadian Malartic GP manages the waste rock and tailings by applying industry best practices and optimizes the storage facilities in order to minimize their footprint. Close monitoring of operations and retention structures is ongoing to ensure tailings and waste rock management is carried out in accordance with best practices as well as design criteria. A governance structure including experts is in place and ensures an external review of the facilities management.

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Community Relations

Since the spring of 2015, the Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide”. Implementation of the Good Neighbour Guide, which includes compensation and home acquisition programs, began on September 1, 2016.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Canadian Malartic GP is working collaboratively with stakeholders to establish cooperative relationships that support the long term potential of the mine.

Permitting and Authorizations

To date, all permits and authorizations are issued for current activities on the Property. The permits and authorizations for the foreseen activities are in preparation or are issued depending on the activities. No activity is started on the Property without the prior obtaining of all required permits and authorizations.

Closure Plan

A closure plan was submitted to the Ministry of Energy and Natural Resources of Québec (“MERN”) in 2015 and accepted in 2017. According to the Mining Act regulations, an updated closure plan has been reviewed and submitted in December 2020 for approval.

The cost estimate approved in the 2015 closure plan amounts to $163.36 million and it is expected that closure activities would span approximately 10 years.

The total amount was secured with the MERN on June 21, 2019 as requested in the terms of payment.

Underground Odyssey Project PEA

Section 24 of this Technical Report summarizes the underground Odyssey Project on the Canadian Malartic Property and the internal Preliminary Economic Assessment (PEA level) completed by Canadian Malartic GP in February 2021. This technical study is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the forecast production amounts will be realized. The technical study has no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey Project. Set out below are the basis for the technical study as well as the qualifications and assumptions made by the qualified person who undertook this technical study.

The underground Odyssey Project is located east of the current Canadian Malartic open pit operation and is comprised of three deposits: Odyssey (which is further divided into the Odyssey North and Odyssey South zones); East Malartic; and East Gouldie. As of December 31, 2020, the Odyssey Project contains 410,000 ounces of gold in Indicated Mineral Resources and 6.9 million ounces of gold in Inferred Mineral Resources. There are no Mineral Reserves at the Odyssey Project as of December 31, 2020. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Canadian Malartic GP approved the construction of the Odyssey Project in February 2021 upon completion of the internal PEA.

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The Odyssey Project’s underground mine design is divided into four main mining zones, — Odyssey North, Odyssey South, East Malartic and East Gouldie — as shown in Figure 24-1. Material from the mining zones closest to surface, Odyssey South and East Malartic, will be transported by a ramp while material from the deeper East Gouldie and Odyssey North mining zones will be transported to surface using a production shaft.

The Odyssey Project PEA outlines an underground project ramping up to a production rate of approximately 19,000 tpd. Material from the underground mine will be processed in the existing Canadian Malartic processing plant with first gold production scheduled for 2023. At full production, the Odyssey Project is expected to produce an average of approximately 545,400 ounces of gold per year.

Interpretation and Conclusion

The Property in the historic mining camp of Malartic has produced over 250 million tonnes of ore grading 1.70 g/t Au for a total of 13.7 million ounces. The Property hosts the Canadian Malartic open pit mine, which Canadian Malartic GP forecasts will produce more than 600,000 ounces of gold annually for the next four years. The first gold pour at the Canadian Malartic mine was in April 2011, and commercial production began the following month. The Property also hosts the underground Odyssey Project to the east of the current mining operation. In August 2020, the Odyssey Project entered the development phase when Canadian Malartic GP began excavating an exploration ramp. Over 708,000 metres of drilling have been completed by Canadian Malartic GP, which expanded known mineralized zones and discovered new ones including the East Gouldie deposit in 2018.

The Mineral Resource and Mineral Reserve estimates are suitable for public reporting. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources, and do not include any Inferred Mineral Resources. Measured and Indicated Mineral Resources are exclusive of Proven and Probable Mineral Reserves. The Mineral Resources and Mineral Reserves are compliant with NI 43-101 requirements and CIM 2014 Definition Standards.

The results of the 2020 MRE supports the recommendation to advance the Odyssey Project to the feasibility stage and the decision to approve construction. The 2020 MRE is considered to be reliable and thorough, and based on quality data and reasonable hypotheses and parameters. The results of the study demonstrate the geological and grade continuities for several deposits on the Canadian Malartic Property, including those of the Odyssey Project. The Mineral Resource estimates were updated using data up to December 31, 2020 and contain (exclusive of the Mineral Reserves):

•	an estimated Measured and Indicated Mineral Resource of 18.7 million tonnes grading at 1.77 g/t Au for a total of 1.07 million ounces; and
•	an Inferred Mineral Resource of 184.9 million tonnes grading 2.32 g/t Au for a total of 13.77 million ounces.

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The above Mineral Resources include underground Mineral Resources of:

•	17.4 million tonnes grading 1.87 g/t Au for a total of 1.04 million ounces of Indicated Mineral Resources; and
•	177.8 million tonnes grading 2.38 g/t Au for a total of 13.60 million ounces of Inferred Mineral Resources.

The Mineral Reserves estimate for the Canadian Malartic Property is effective as of December 31, 2020.

The Life-of-Mine (“LOM”) plans and Mineral Reserves estimate for the Canadian Malartic mine were developed from the geological block model prepared by Canadian Malartic GP. As of the date of this Technical Report, the QPs have not identified any legal, political, or environmental risks that would materially affect potential development of the Mineral Reserves.

The total proven and probable Mineral Reserves at the Canadian Malartic mine are estimated at 122.9 million tonnes at 1.12 g/t Au for 4.43 million ounces of gold. Most of the Mineral Reserve tonnage (58.7%) is in the Probable category. The mineral reserves include 27.2 million tonnes of stockpiled ore at an average grade of 0.48 g/t Au for 422,000 ounces of gold.

A conventional truck and shovel mining method is used at the Canadian Malartic mine. Open pit optimization was conducted to determine the optimal economic 3D shape of the open pit, and the slope design criteria for the Canadian Malartic and Barnat pits was established for six sectors based on geotechnical considerations. The ramps and haul roads are designed for the largest equipment (i.e., Cat 793F haul truck).

The pit design for the Canadian Malartic mine uses single, double and triple benching with 10 m bench heights selected based on the optimal loading and hauling equipment for the mining operation. The geotechnical report recommended an inter-ramp angle varying between 46° and 57°.

Mining constraints in the North sector of the Canadian Malartic mine (i.e., the town’s proximity and the presence of old underground openings) make it impractical to divide the development of the ultimate pit into phases. Instead, the design considered two contiguous pits — Canadian Malartic to the west and Barnat to the east — with the final pit design based on the selected optimized pit shell and geotechnical parameters. The pit design also includes haulage ramp access to all benches.

The latest mine production schedule (LOM 2020) was developed to feed the mill from the open pits and stockpiles at a nominal rate of 57,000 tpd.

The mineral processing of the remaining ore from the Canadian Malartic and Barnat open pits will be performed in the current mill at the Canadian Malartic mine. After the mill start-up in 2011, studies were completed to investigate some discrepancies between actual and expected process design performance, which resulted in modifications to the mill that improved performance. These improvements included the addition of a secondary crushing line and a second pebble crusher to the comminution circuit in 2012 to process harder than expected ore from the Canadian Malartic pit. Subsequent metallurgical testwork confirmed that the material from the Barnat deposit would behave the same way as Canadian Malartic deposit ore with no further large modifications required in the mill flowsheet. Some minor differences can have a small impact on some reagent consumption and the operating cost would then be adjusted accordingly. The current reagent addition systems have the capacity required for any such minor variations.

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Environmental monitoring programs at the Property cover all aspects of the identified potential environmental impacts. These programs have been rigorously implemented and their results comply with all governmental and community requirements. In more recent years of operation, all necessary environmental permits have been issued for the Malartic Extension Project.

Communications and dialogue with all stakeholders including the community in the town of Malartic are ongoing and multi-faceted. A monitoring committee was organized and meets on a regular basis and has proven to operate effectively.

The results within this Technical Report are subject to variations in operational conditions including, but not limited to, the following:

•	Assumptions related to commodity and foreign exchange.
•	Unanticipated inflation of capital or operating costs.
•	Significant changes in equipment productivities.
•	Geological continuity of the mineralized structures.
•	Geotechnical assumptions in pit designs.
•	Ore dilution or loss.
•	Throughput and recovery rate assumptions.
•	Changes in regulatory requirements that may affect the operation or future closure plans.
•	Changes in closure plan costs.

In the opinion of the qualified persons, there are no reasonably foreseen inputs from risks and uncertainties identified in the Technical Report that could affect the Canadian Malartic mine’s continued economic viability.

Canadian Malartic GP has performed a preliminary economic analysis of the underground Odyssey Project using a gold price of CAD2,015/oz. Minable stope shapes, Whittle shells and COG were generated using a gold price of CAD1,625/oz, at the forecasted production rates, metal recoveries, and capital and operating costs estimated in this Technical Report. Canadian Malartic GP confirms that the outcome is a positive cash flow for the Odyssey Project.

Recommendations

Based on the information presented in this Technical Report, the QPs recommend the following action items.

Near mine exploration

Due to the scope of the underground Odyssey Project presented in Section 24, Canadian Malartic GP should continue infill drilling in the areas of the deposits defined in the PEA and expeditiously convert Inferred mineral resources to the Indicated category, thus reducing the ratio of Inferred mineral resources in the overall mineral inventory of the Project.

Canadian Malartic GP should continue to acquire oriented structural data from the East Gouldie deposit in order improve the 3D model of the mineralization, as the geometry of the deposit has an important influence on the mineral resource estimate.

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Additional drilling with tighter drill spacing is necessary to improve understanding of the geological features that control mineralization in the #12 Porphyry of the Odyssey deposit and effectively evaluate the economic potential of the internal mineralization. It is also suggested to further investigate new technologies such as artificial intelligence and automatic core logging on existing data to improve understanding of the controls on mineralization.

Extensional drilling is also recommended around the East Gouldie deposit as it is open in all directions and it has recorded the highest grades among all the underground deposits that comprise the Odyssey Project.

Follow up drilling is recommended around significant intercepts of the nearby Chert and South Sladen zones, as they could both be integrated into the Odyssey Project.

Exploration drilling

The Property covers several kilometres of prospective geology similar to that which hosts the Property’s main known ore deposits. Significant portions of the Property have little drilling below 300 metres depth, including around recent discoveries with strong economic potential. To investigate these undrilled areas, it is recommended to target and drill test fertile porphyritic intrusions along strike and down dip along favourable structures. Additionally, as new orientations of mineralization were observed, it is recommended to complete the detailed ground and/or airborne magnetic coverage of the property to identify these trends and develop new targets where they intersect favourable intrusions, competent geological units or other significant structures.

Underground mapping

It is recommended that a dedicated team of geology professionals fully map the litho-structural features that are being intercepted as the exploration ramp progresses at the Odyssey Project. These observations will likely enhance further geological interpretations and/or understanding of the geotechnical challenges of the Odyssey Project.

Ore processing

While the Canadian Malartic and South Barnat deposits that are currently being mined in the Canadian Malartic open pit operation show similar metallurgical characteristics and necessitated no major modifications to the mill when South Barnat ore was added to the mill feed, Canadian Malartic GP should evaluate the impact of different ultramafic-bearing mill feed ore blends on mill thickeners’ efficiency, notably regarding the underflow density. This evaluation may become useful for later process optimization and monitoring depending on the results of future exploration projects and any discoveries of new deposits on the Property.

Tailings management

The review of the tailing storage facility (“TSF”) infrastructure design criteria, as well the operational constraints and the development of new mining areas on site, indicate that options need to be evaluated to gain capacity at the TSF. New tailings disposal cells and raising the extension cells (PR5) to expand this area must be carried out by the end of 2022. This issue is currently being addressed by Canadian Malartic GP’s environmental department.

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Economic assessment

Mining the Western Porphyry deposit in the current mineral resource Whittle shell footprint would require the displacement of existing railroad infrastructure. Any further economic study of this deposit would need to consider this infrastructure constraint.

Odyssey Project underground schedule

The schedule for developing the underground Odyssey Project might be improved by reviewing critical paths identified in the base case.

Electrical Equipment and Automation Opportunities

The base case analysis of the Odyssey Project incorporates diesel equipment but further analyses were also initiated on the potential for enhanced profitability and improved performance by selecting and purchasing electrical equipment that will meet all operational criteria. The broad goal would be to use as little diesel equipment as possible. Canadian Malartic GP continually monitors technological developments in this area and will continue to consider the possibility of using and acquiring electrical equipment if equivalent in terms of safety, performance and cost while reducing greenhouse gas emissions, lowering underground ventilation needs, and improving the quality of breathable air for workers. Further automation opportunities may also increase productivity by improving equipment utilization and availability, and reducing unplanned maintenance costs.

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 2.               INTRODUCTION

Canadian Malartic General Partnership (“Canadian Malartic GP”) prepared this technical report (the “Technical Report”) to present and support the results of the updated mineral resource and mineral reserve estimates (the “2020 MRMR”), summarize the current open pit mining operation, and disclose the results of a preliminary economic assessment (PEA) for the underground Odyssey Project on the Canadian Malartic Property (the “Property”). Canadian Malartic GP is controlled equally by two issuers (the “issuers”), Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”).

The Property, located near the town of Malartic in the Province of Québec, hosts the Canadian Malartic open pit mine, Canada’s largest gold mine by production. Canadian Malartic GP forecasts annual gold production of more than 600 thousand ounces for the next four years and declining towards the end of the mine life. The first gold pour was in April 2011, and commercial production began the following month. The Property also hosts the underground Odyssey Project to the east of the current mining operation. In August 2020, the project entered the development phase when Canadian Malartic GP began excavating an exploration ramp. The development of this project combines the exploitation of three underground deposits — Odyssey (comprised of the Odyssey South and Odyssey North zones), East Malartic and East Gouldie — by ramp and shaft. An internal Preliminary Ecocomic Assessment (PEA level) for the Odyssey Project was finalized in February 2021 to include the Mineral Resources as of December 31, 2020. The PEA is presented in Section 24 of this Technical Report.

Agnico Eagle is a senior Canadian gold mining company that operates mines in Canada, Finland and Mexico. It also conducts exploration activities in each of those countries, as well as the United States, Sweden and Colombia. Agnico Eagle’s head office and registered office is at 145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7. Agnico Eagle shares trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol AEM.

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana’s head office is at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario, Canada, M5J 2J3. Yamana shares trade on the TSX under the symbol YRI, and on the NYSE and London Stock Exchange under the symbol AUY.

This Technical Report complies with the reporting requirements of Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and Form 43-101F1. The 2020 MRMR reported herein as of December 31, 2020 was prepared in conformity with generally accepted standards set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2019) and were classified according to CIM Definition Standards for Mineral Resources and Mineral Reserves (“CIM 2014 Definition Standards”).

2.1	Report Responsibility, Qualified Persons and Site Visit

This Technical Report was prepared by Pascal Lehouiller, P.Geo. (OGQ #902); Sylvie Lampron, P.Eng. (OIQ #44225); Guy Gagnon, P.Eng. (OIQ #126407); Nicole Houle, P.Geo (OGQ # 580) and François Bouchard, P.Geo (OGQ #933). All are qualified persons (“QPs”) as defined in NI 43-101, but are not independent as they all are employed by Canadian Malartic GP and work full time on the Property.

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Table 2.1 presents each QP’s responsibility for the Technical Report, with each “Item” as defined by NI 43-101 corresponding numerically with the analogous section of this Technical Report.

Table 2.1 – List of QP responsibilities

QPs	Position at Canadian Malartic GP	Items
Pascal Lehouiller, P.Geo.	Senior Resource Geologist	5, 6, 7, 8, 12, 14, and related disclosure in 24
Sylvie Lampron, P.Eng.	Senior Engineer Project Evaluation	24
Guy Gagnon, P.Eng.	Engineering Superintendent	13, 15, 16, 17, 18, 19, 20, 21 and 22
Nicole Houle, P.Geo.	Principal Geologist, Development	10 and 11
François Bouchard, P.Geo.	Senior Exploration Geologist	4, 6, 9, 10, 11 and 23
All QPs		Related disclosure in 1 to 3 and 25 to 27

2.2	Principal Sources of Information

The documentation listed in Sections 3 and 27 was used to support this Technical Report. Excerpts or summaries from documents authored by other consultants are indicated in the text.

The QPs’ assessment of the Property was based on published and unpublished material, and the data and opinions of other professionals.

The QPs also consulted other sources of information, mainly the Government of Québec’s online claim management and assessment work databases (GESTIM and SIGEOM, respectively), Canadian Malartic GP’s and other technical reports, annual information forms, MD&A reports and news releases published on SEDAR (www.sedar.com).

The QPs reviewed and appraised the information used to prepare this Technical Report, including the conclusions and recommendations, and believe that such information is valid and appropriate considering the status of the Canadian Malartic mine and the Odyssey Project, and the purpose for which this Technical Report has been prepared. The QPs have thoroughly researched and documented the conclusions and recommendations made in this Technical Report.

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2.3	Currency, Units of Measure, and Acronyms

The abbreviations, acronyms and units used in this report are provided in Table 2.3 and Table 2.4. All currency amounts are stated in Canadian Dollars ($, C$, CAD) or US dollars (US$, USD). Quantities are stated in metric units, as per standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, percentage (%) for copper and nickel grades, and gram per metric ton (g/t) for precious metal grades. Wherever applicable, imperial units have been converted to the International System of Units (SI units) for consistency (Table 2.4).

Table 2.2 – List of abbreviations

Abbreviation or acronym	Term	Abbreviation or acronym	Term
AAS	Atomic absorption spectroscopy	LIMS	Laboratory Information and Management System
Ag	Silver	LOM	Life of mine
AIF	Annual Information Form	M&I	Measured and Indicated
AISC	All-in sustaining cost	Mag, MAG	Magnetometer, magnetometric
Au	Gold	MELCC	Ministry of the Environment and the Fight Against Climate Change of Québec
BAPE	Bureau d’audience publique du Québec	MEP	Malartic Extension Project
BM	Block Models	MERN	Ministry of Energy and Natural Resources of Québec
BWi	Bond work index	MEV	Mise-en-valeur
CAD	Canadian dollar	mesh	US mesh
CMM	Canadian Malartic mine	MRC	Regional county municipality
CAPEX	Capital expenditure	MRE	Mineral resource estimate
CIL	Carbon-in-leach	MRMR	Mineral reserve mineral resource
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	MSO	Mineable shape optimizer
CIP	Carbon-in-pulp	NaCN	Sodium cyanide
COG	Cut-off grade	NI 43-101	National Instrument 43-101
CRM	Certified reference material	NOx	Nitrogen Oxides Control Regulations
CV	Coefficient of variation	NPV	Net present value
DDH	Diamond drill hole	NSR	Net smelter return

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D019	Directive 019 pertaining to the mining industry	NTS	National Topographic System
EBITDA	Earnings before interest, taxes, depreciation and amortization	NYSE	New York Stock Exchange
EIA	Environmental impact assessment	OGQ	Québec Order of Geologists
EM	Electromagnetics	OIQ	Québec Order of Engineers
ERP	Enterprise Resource Planning	OK	Ordinary kriging
Eq m	Equivalent metre	P80	80% passing - Product
FA	Fire assay	P.Geo.	Professional geologist
FA-GRAV	Fire assay-gravimetric	P.Eng.	Professional engineer
FS	Feasibility study	P&P	Proven & Probable
G&A	General and administrative	PEA	Preliminary economic assessment
GHG	Greenhouse gas	PFS	Prefeasibility study
GPS	Global Positioning System	PID	Proportional integral derivative
GPR	Ground-penetrating radar	QA/QC	Quality assurance/quality control
GRG	Gravity recoverable gold	QP	Qualified person
HDPE	High-density polyethylene	RC	Reverse circulation (drilling)
Hwy	Highway	ROM	Run of mine
HLEM	Horizontal loop electromagnetic	RQD	Rock quality designation
ICP	Inductively coupled plasma	SAG	Semi-autogenous-grinding
ICP-MS	Inductively coupled plasma mass spectroscopy	SCC	Standards Council of Canada
ID	Identification	SD	Standard deviation
ID2	Inverse distance squared	SG	Specific gravity
IEC	International Electrotechnical Commission	TSF	Tailings storage facility
IP	Induced polarization	TSX	Toronto Stock Exchange
ISO	International Organization for Standardization	UG, U/G	Underground
IT	Information technology	USBM	United States Bureau of Mines

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LLCFZ	Larder Lake-Cadillac Fault Zone	UTM	Universal Transverse Mercator (coordinate system)
OPEX	Operational expenditure	VLF	Very low frequency

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Table 2.3 – List of Symbols

Symbol	Unit	Symbol	Unit
$	Canadian dollar	M	Million
$/t	Dollars per metric ton	m2	Square metre
%	Percent	m3	Cubic metre
°	Angular degree	masl	Metres above mean sea level
°C	Degree Celsius	mg/L	Milligram per litre
μm	Micron (micrometre)	mm	Millimetre
C$	Canadian dollar	Moz	Million (troy) ounces
CAD	Canadian dollar	Mt	Million metric tons (tonnes)
CAD/USD	Canadian-American exchange rate	MW	Megawatt
cm	Centimetre	oz	Troy ounce
ft, ’	Foot (12 inches)	oz/t	Troy ounce per short ton (2,000 lbs)
ft3	Cubic feet	pH	Potential of hydrogen
g	Gram	ppm	Parts per million
g/L	Gram per litre	t	Metric ton (‘tonne’) (1,000 kg)
g/t	Gram per metric ton (tonne)	t/h	Metric tons per hour
h, hr	Hour (60 minutes), hours	t/m3	Metric ton per cubic metre
Hp, hp	Horsepower	tpy, t/y	Metric tons per year (annum)
kg	Kilogram	tpd	Metric tons per day
kg/t	Kilogram per metric ton	tpcd & tpod	Metric tons per calendar/operating day
km	Kilometre	tph	Metric tons per hour
kV, KV	Kilovolt	US$	American dollar
kW	Kilowatt	USD	American dollar
L	Litre	USD/CAD	American-Canadian exchange rate
m	Metre	V	Volt

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Table 2.4 – Conversion factors for measurements

Imperial Unit	Multiplied by	Metric Unit
1 inch	25.4	mm
1 foot	0.3048	m
1 acre	0.405	ha
1 ounce (troy)	31.1035	g
1 pound (avdp)	0.454	kg
1 ton (short)	0.907	t
1 ounce (troy) / t (short)	34.286	g/t

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3.	RELIANCE ON OTHER EXPERTS

The information, conclusions, opinions and estimates contained in this Technical Report are based on the following parameters:

•	Information available to Canadian Malartic GP at the time of preparation of this technical report.

•	Assumptions, conditions and qualifications as set forth in this Technical Report.

The QPs have not performed an independent verification of the land title and tenure information, as summarized in Section 4 of this Technical Report, nor have they verified the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, as summarized in Section 4 of this Technical Report. For this topic, the QPs have relied on information provided by the legal department of Canadian Malartic GP and have reviewed claim holdings using the Government of Québec’s online Public Register of Real and Immovable Mining Rights (GESTIM).

The QPs have relied on various Canadian Malartic GP’s departments for guidance on applicable market studies, contracts, taxes, royalties and other government levies or interests, applicable to revenue or income from the Canadian Malartic mine.

Except for the purposes legislated under applicable securities laws, any use of this Technical Report by any third party is at that party’s sole risk.

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4.	PROPERTY DESCRIPTION AND LOCATION

The Property consists of the Malartic CHL Prospect, the Canadian Malartic mine and the East Amphi, Fournière, Midway, Piché-Harvey and Rand properties.

4.1	Location

The Property is located within the Municipality of Malartic, approximately 25 km west of Val-d’Or and 80 km east of Rouyn-Noranda in the Province of Québec, Canada (Figure 4.1), and extends into the Municipality of Rivière Héva and the City of Val-d’Or. It is located on NTS map sheet 32 D/01 in the townships of Fournière, Dubuisson, Malartic and Surimau. The approximate centre of the Property is at Latitude 48°07’N and Longitude 78°06’W, and the approximate UTM coordinates are 715830E and 5333335N, NAD 83, Zone 17.

4.2	Mineral Title Status

The Property consists of a contiguous block comprising one mining concession, five mining leases, and 293 claims for a total of 12,568.43 ha (Figure 4.2). Expiration dates for the mining leases on the Property range from November 24, 2029, to July 27, 2037, and each lease is automatically renewable for three further 10-year terms upon payment of a small fee. A list of claims is provided in Appendix A.

The claims, mining leases and mining concession are all held, completely or partially, by Canadian Malartic GP, a general partnership that is directly and indirectly held by the issuers. Each of these Canadian corporations controls 50% of Canadian Malartic GP. A portion of the East Amphi Property, called the Radium-Nord Property (Figure 4.2), is held by Abitibi Royalties Inc. (15%: “Abitibi Royalties”) and Canadian Malartic Corporation (85%), an affiliate of Canadian Malartic GP, which is also jointly controlled by the issuers.

Descriptions of each of the properties constituting the current Property are presented below.

The mining title status was supplied by Eric Labbé, General Counsel and Corporate Secretary of Canadian Malartic GP and Canadian Malartic Corporation. The status of all claims was also verified using the Government of Québec’s online claim management system via the GESTIM website.

All mining titles of the Property on GESTIM are registered to Canadian Malartic GP, except those of the Radium-Nord Property, which are registered to Canadian Malartic Corporation (85%) and Abitibi Royalties (15%).

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Figure 4.1 – Location of the Canadian Malartic Property in the Province of Québec

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Subdivisons within the Property
Canadian Malartic Mine
CHL
East Amphi
Radium North
Fournière
Midway
Piché Harvey
Rand
710000
720000
5340000
5330000
117
Ch. des Cygnes
Canadian Malartic Property
Active Titles within the Property
Canadian Malartic GP
Abitibi Royalties Inc. 15%; CMC 85%
Mining Concession
Mining Lease
Not included in the Property
Lakes
Rivers
Pit Outline
Road (Selection)
Railroad
Main Road
Class 03; 04
Urban
CANADIAN MALARTIC PARTNERSHIP
1:80 000
Kilometers
Coordinate System: NAD 1983 UTM Zone 17N
Drawn by:Denis LeBreux 2021/01/28

Figure 4.2 – Mining title map of the Property

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4.2.1	East Amphi Property

The East Amphi Property was formed through the amalgamation of the historical East Amphi, Fourax, Malartic Extension, Radium-Nord, Reservoir and West Amphi properties held by Richmont Mines Inc. (“Richmont”). The East Amphi Property was originally comprised of 88 contiguous mining titles for a total of 3,111.3 ha. Since then, these mining titles have been converted into map-designated cells by the Québec mining registrar and the original property boundaries no longer exactly match the resulting cell boundaries.

On June 29, 2007, Richmont sold its East Amphi Property to Osisko Exploration Ltd (which became Osisko Mining Corporation (“Osisko”)). In exchange, Richmont received a cash payment of $2,450,000 and 1,109,000 common shares of Osisko valued at $6,086,000. Richmont retained a 2% net smelter return (“NSR”) royalty on a specified portion of the future production of the East Amphi Property and on future production of up to 300,000 oz of gold on another portion of the property.

On June 16, 2014, the issuers completed the acquisition from Osisko and the mining titles of the Property were transferred to Canadian Malartic GP (the “Osisko Transaction”), including the East Amphi Property but excluding the Radium-Nord and Malartic CHL properties. Ownership interest in Radium-Nord (85%) and Malartic CHL (70%) remained with Osisko, which was renamed Canadian Malartic Corporation (“CMC”) after the reorganization resulting from the Osisko Transaction.

Richmont’s 2% NSR royalty was sold to Monarques Gold Corporation in September 2017 and purchased by Canadian Malartic GP in 2018 upon the exercise of its right of first refusal, matching an offer to purchase this royalty by a third party.

Mining titles were subject to other historical NSR royalties. A detailed description of each is presented in Section 4.3 – Agreements and Encumbrances. A portion of the NSR royalties affecting the East Amphi Property was also purchased prior to the Osisko Transaction. Net smelter return is the amount actually paid to the mine owner from the sale of ore, minerals or concentrates mined and removed from mineral properties, net of expenditures such as transportation of the product sold, smelting and refining charges.

4.2.2	Malartic CHL Property

The property known as the Malartic CHL Prospect originally comprised 10 contiguous mining titles. The total surface area of these claims (numbers 72283 through 72292) amount to 388.64 ha. The claims were originally registered in the name of Golden Valley Mines Ltd. (“Golden Valley”) but were transferred to Abitibi Royalties upon its creation and listing in March 2011.

In 2006, Golden Valley entered into a mining option agreement with Osisko regarding the 10 claims. In return for cash payments totalling $150,000 and a work commitment of $2,000,000, Osisko would be vested with a 70% interest in the property. Golden Valley would then be carried to production with a 30% interest in the property, then transferred to Abitibi Royalties. Osisko became the operator of the joint venture and the option was exercised by Osisko in 2011. A joint venture between Abitibi Royalties (30%) and Osisko (70%) was deemed to be formed upon Osisko’s exercise of the option.

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In March 2015, after the Osisko Transaction, Abitibi Royalties sold its 30% interest in the Malartic CHL Prospect to Canadian Malartic GP in exchange for 459,197 common shares of Agnico Eagle and 3,549,685 common shares of Yamana, with a value of approximately C$35 million (based on the respective closing prices of such shares on the TSX on February 20, 2015, the date immediately prior to the public announcement by Abitibi Royalties of entering into the letter of intent), and 3% NSR royalties to Abitibi Royalties and Osisko Gold Royalties Ltd. (“OGR”) on the Malartic CHL Property. Both royalties are guaranteed by hypothecs. Otherwise, the mining titles are free and clear of all hypothecs, or any other encumbrance, including royalties, whether for minerals, metals, extracts or by-products.

A portion of the Malartic CHL Property was converted into a mining lease (BM 1008) as of July 28, 2017, for the exploitation of the Barnat and Jeffrey deposits.

4.2.3	Canadian Malartic Mine

The core of the Property originally consisted of 93 contiguous mining titles covering 5,287.28 ha. Prior to the Osisko Transaction, all titles were registered as 100% ownership to Osisko. Since then, several of these mining titles have been converted into map-designated cells by the Québec mining registrar and the original property boundaries no longer exactly match the resulting cell boundaries.

In November 2004, Osisko, through an intermediary, purchased a 100% interest in six claims and one mining concession covering the past-producing Canadian Malartic mine for an amount of C$80,000. The mining titles were purchased from a liquidation trustee following the bankruptcy of McWatters Mining Inc. (“McWatters”) earlier in 2004. A sliding 2% to 3% NSR royalty is payable to Barrick Gold Corporation (“Barrick”) for these titles, half of which was purchased for C$1.5 million.

Osisko elected not to purchase the mining concession covering the past-producing Barnat, Sladen and East Malartic mines from the liquidation trustee due to concerns over acquired environmental liabilities. Control of this portion of the property was assumed by the Government of Québec in December 2004 after the liquidation trustee failed to find a buyer.

On December 29, 2004, Osisko announced the signing of a letter of intent with Dianor Resources Inc. and its wholly-owned subsidiary Threegold Resources Inc. to acquire a 100% interest in a block of six claims to the southwest of, and contiguous with, the property purchased from the McWatters trustee. These claims are subject to a 2% NSR royalty payable to a private individual, but the royalty may be purchased for C$2.0 million. Official documents for the transfer of these claims were filed on December 29, 2005.

Between February and June 2005, 92 additional claims were staked by Osisko or its appointed intermediaries, surrounding the original block of seven mining titles and the Dianor block. In December 2005, Osisko staked six more claims along the southern margin of the property.

In late 2005, the Government of Québec cancelled the mining concession and claims covering the portion of the McWatters Property that was transferred from the liquidation trustee and converted the area into 16 map-designated cells. The conversion effectively freed any eventual owner of the titles from any associated environmental liabilities. The claims were made available through the government’s electronic map staking system, and eight separate parties simultaneously submitted applications for the titles. The ownership situation was resolved by a claim-by-claim lottery on February 15, 2006. Osisko succeeded in acquiring two of the claims in the lottery. On March 2, 2006, Osisko announced that it had signed letters of intent with a group of four independent parties to purchase 100% interests in the remaining 14 titles. Seven of these titles were purchased outright from two individuals, without additional encumbrance. The remaining seven claims were purchased from two other individuals and are subject to a 1% gross overriding metal (“GOM”) royalty.

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On February 3, 2006, Osisko announced the signing of a letter of intent with Golden Valley to purchase a 100% interest in a single claim contiguous to the Property. The claim was subject to a 2% NSR royalty payable to Golden Valley, which was then transferred to Abitibi Royalties in 2011.

Mining titles were subject to other historical royalties. Detailed descriptions of these royalties are presented in Section 4.3 – Agreements and Encumbrances. After acquiring these mining titles, Osisko purchased back a portion of the NSR royalties affecting the titles.

All mining titles of the Canadian Malartic mine were transferred to Canadian Malartic GP in June 2014 as part of the Osisko Transaction. A portion of the property was converted into a mining lease (BM 1008) as of July 28, 2017, for the exploitation of the Barnat and Jeffrey deposits. In 2020, Canadian Malartic GP obtained four new claims (map-designated cells) located southwest of the property through the government’s electronic map staking system.

4.2.4	Fournière, Midway and Piché-Harvey Properties

The Fournière, Midway and Piché-Harvey properties comprise 84 contiguous mining titles and certain immovable rights. The total surface area of the claims amounts to 3,202.42 ha and includes the abandoned mine site of Malartic Goldfields. The claims were registered in the name of Northern Star Mining Corp. and were transferred in 2012 to 9265-9911 Québec Inc., free of any royalty, after the bankruptcy of Northern Star Mining Corp.

In 2016, Agnico Eagle acquired the properties from 9265-9911 Québec Inc., subject to a royalty equal to 1.5% NSR on any production from the properties. Half of this royalty may be repurchased by giving 9265-9911 Québec Inc. a written notice to that effect, together with payment in an amount of US$1 million. Agnico Eagle also retained a right of first refusal to purchase the royalty.

The Fournière, Midway and Piché-Harvey properties were transferred the same year to Canadian Malartic GP, which now assumes all responsibility, duties and obligations to Agnico Eagle under the purchase agreement with 9265-9911 Québec Inc., including the royalty and all liabilities of the rehabilitation and restoration plan in respect of the Midway Property. The royalty was transferred in 2018 to Abitibi Royalties.

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4.2.5	Rand Property

The Rand Property comprises 13 contiguous claims and one surface lease. The total surface area amounts to 262.32 ha.

Canadian Malartic GP acquired the Rand Property in 2019 from NSR Resources Inc. for a purchase price of US$5 million and a royalty equal to a 2% NSR. This royalty may be entirely repurchased at any time prior to the third anniversary of the date of the agreement, being March 26, 2019 (the “Buy Out Period”), for the price of US$6 million if the repurchase option is exercised within the first two years of the Buy Out Period or US$7 million if the repurchase option is exercised within the third year of the Buy Out Period.

The royalty was transferred in 2020 to Tintina Mines Limited as part of a corporate reorganization of NSR Resources Inc.

4.3	Agreements and Encumbrances

The mining titles constituting the current Canadian Malartic Property were acquired by Osisko, mostly in stages, between 2004 and 2014. Many of the mining titles for the Property were map-staked by Osisko or its appointed intermediaries and are not subject to any encumbrances. Others were purchased outright from independent parties, without royalties or other obligations.

The Rand Property and the Fournière, Midway and Piché-Harvey properties, acquired by Canadian Malartic GP after the Osisko Transaction, are subject to certain royalties.

Most of the mining titles are subject to a 5% NSR royalty payable to OGR. The claims comprising the Malartic CHL Prospect are subject to 3% NSR royalties payable to both OGR and Abitibi Royalties. In addition, 172 of the Property’s claims are also subject to other NSR royalties that vary between 1% and 2%, payable under varying circumstances. In 2019, Canadian Malartic GP paid C$75.3 million in aggregate payments with respect to these royalties and C$82.4 million in 2020. A detailed list of mining titles, ownership and royalties is presented in Table 4.1 and shown in Figure 4.3.

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Table 4.1 – Mining titles at Canadian Malartic subject to royalties

Mining Titles*	Agreements and Encumbrances**
CL 3490181, CL 3490151, CL 3263051, CL 3263011, CL 3263012, CL 3263351, CL 3263002 (since converted)

Mining rights registered to Canadian Malartic Corporation for an interest of 85%, with the remaining 15% held by Abitibi Royalties Inc. Titles were originally purchased from Richmont Mines Inc. for cash and shares.

Royalties:
- Titles were subject to a sliding 2% to 3% NSR royalty. In 2011, Osisko purchased back half of this royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% - 1.5% NSR royalty, payable to International Royalty Corporation. The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz.
- Titles are subject to a 15% NPI (Net Profit lnterest) amount payable on a monthly basis to Abitibi Royalties Inc.

CM 226 And the following claims (since expired or converted): CL 3941621, CL 3941633, CL 3941634, CL 3941635, CL 3950771, CL 3950772

Mining rights 100% owned by Canadian Malartic GP. Titles were originally purchased from McWatters Mining Inc.’s liquidating trustee in consideration of a cash payment.

Royalty:
- Titles were subject to a sliding 2% to 3% NSR royalty. In 2011, Osisko purchased back half of this royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% to 1.5% NSR royalty, payable to International Royalty Corporation. The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz.

CL 5144234, CL 5144235, CL 5144236, CL 5144237, CL 5144238, CL 5144239 (since converted)

Mining rights 100% owned by Canadian Malartic GP. Titles were originally acquired from Dianor Resources Inc. and subsidiary Threegold Resources Inc. for cash and shares.

Royalty:
- Titles are subject to a 2% NSR royalty payable to Mike Lavoie. The entire royalty may be purchased back for C$2 million.

CDC 72271

Mining rights 100% owned by Canadian Malartic GP. Title was originally acquired from Golden Valley Mines for cash consideration.

Royalty:
- Title is subject to a 2% NSR royalty payable to Abitibi Royalties Inc.

CDC 2000854, CDC 2000855, CDC 2000856, CDC 2000857, CDC 2000858, CDC 2000859, CDC 2001055

Mining rights 100% owned by Canadian Malartic GP. Titles were originally acquired from Jack Stoch for cash consideration.

Royalty:
- Titles were subject to a 2.5% GOM (Gross Overriding Metal) royalty. In 2011, Osisko purchased back a 1% royalty interest and, as a result, said claims are subject to a 1.5% GOM royalty, now payable to Franco-Nevada.

CL 3887321, CL 3887331, CL 3924261, CL 3924271, CL	Mining rights 100% owned by Canadian Malartic GP. Titles were originally purchased from Richmont Mines Inc. for cash and shares. Royalty:

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3924281 (since converted)

- Titles were subject to a sliding 2% to 3% NSR royalty. In 2011, Osisko purchased back half of this royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% to 1.5% NSR royalty, payable to International Royalty Corporation. The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz.

CL 3665043, CL 3665044, CL 3665053, CL 3665201, CL 3665202, CL 3665211, CL 3718281, CL 3718282, CL 3718293, CL 5086943, CL 5086944, CL 5086945,
CL 5098746, CL 5098747, CLD P139010,
CLD P139020, CLD P139030, CLD P139040,
CLD P139050, CLD P139060, CLD P139070,
CLD P139080, CLD P139090, CLD P139100,
CLD P139110, CLD P139120, CLD P139130

(since converted)

And the following (since expired, but reverted to map-designated cells):

BM 848

Mining rights 100% owned by Canadian Malartic GP. Titles were originally purchased from Richmont Mines Inc. for cash and shares.

Royalty:
- A 2% NSR royalty is payable to Globex Mining Inc. after 300,000 ounces of gold. The royalty may be purchased back in consideration of a payment of an aggregate amount of C$1.5 million.

CL 3351761, CL 3351762, CL 3351763, CL 3351764, CL 3351771, CL 3351772, CL 3351773, CL 3351774, CL 3351781, CL 3351782, CL 3351783, CL 3351784 (since converted)

Mining rights 100% owned by Canadian Malartic GP. Titles were originally purchased from Richmont Mines Inc. for cash and shares.
Royalties:

- A 2% NSR royalty is payable to Globex Mining Inc. after 300,000 ounces of gold. The royalty can be purchased back in consideration of a payment of an aggregate amount of C$1.5 million.
- To the knowledge of Canadian Malartic GP, for every ounce produced from the Fourax Block, a 3% NSR royalty may be payable quarterly to Royal Oak Mines Inc. based on the prevailing price of gold.

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CDC 72283 to CDC 72292

Mining rights 100% owned by Canadian Malartic GP. Titles were previously held in JV by Osisko (now Canadian Malartic Corporation) and Abitibi Royalties Inc.

Royalties:

- A 3% NSR royalty is payable to OGR. Canadian Malartic GP agreed to hypothecate the mining rights in favour of OGR for the sum of C$40 million, to secure, amongst other obligations, the payment of the royalty.

- A 3% NSR royalty is payable to Abitibi Royalties Inc. Canadian Malartic GP agreed to hypothecate the mining rights in favour of Abitibi Royalties Inc. for the sum of C$40 million, to secure, amongst other obligations, the payment of the royalty.

CL 3490181, CL 3490151, CL 3263051, CL 3263011, CL 3263012, CL 3263351, CL 3263002 (since converted)

Mining rights registered to Canadian Malartic Corporation for an interest of 85%, the remaining 15% is held by Abitibi Royalties Inc. Titles were originally purchased from Richmont Mines Inc. for cash and shares.

Royalties:
- Titles were subject to a sliding 2% to 3% NSR royalty. In 2011, Osisko purchased back half of this royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% - 1.5% NSR royalty, payable to International Royalty Corporation. The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz.
- Titles are subject to a 15% NPI (Net Profit lnterest) amount payable on a monthly basis to Abitibi Royalties Inc.

CDC 2415651, CDC 2415652, CDC 2415653, CDC 2415654, CDC 2415655, CDC 2415656, CDC 2415657, CDC 2415658, CDC 2415659, CDC 2415660, CDC 2415661, CDC 2415662, CDC 2415663

Mining rights 100% owned by Canadian Malartic GP. Titles were acquired from NSR Resources Inc.

Royalty:

- A 2% NSR royalty is payable to Tintina Mines Limited. This royalty may be entirely repurchased at any time prior to the third anniversary of the date of the agreement, being March 26, 2019 (the “Buy Out Period”), for the price of US$6 million if the repurchase option is exercised within the first two years of the Buy Out Period or US$7 million if the repurchase option is exercised within the third year of the Buy Out Period.

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All mining titles of the Canadian Malartic Property, except the mining titles of the following properties:

-       Radium-Nord

-       Fournière, Midway and Piché-Harvey

-       Malartic CHL

-       Rand

Portion of CDC 2410801 and

Mining rights 100% owned by Canadian Malartic GP.

Royalty:

- A 5% NSR royalty is payable to OGR. Canadian Malartic GP agreed to hypothecate the mining rights in favour of OGR for the sum of C$400 million, to secure, amongst other obligations, the payment of the royalty.

CDC 2410803***; and CDC 2550873, CDC 2555317, CDC 2555318, CDC 2550874.
Any property that was not part of the Canadian Malartic Property at the time of the Osisko Transaction.

Milling fee:

- A $0.40/t milling fee is payable to OGR in respect of any ore milled at the Canadian Malartic Property after June 16, 2021, provided that no fee shall be payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

* The mining titles listed in this table are those mentioned in the original agreements. Most of them have been converted into map-designated cells and some are now expired. CDC: map-designated cells; CM: mining concession; CL: staked claim; CLD: map-designated cells (prior to November 22, 2000)

** This table does not present an exhaustive description of each agreement or encumbrance. In addition, the mention of any encumbrance in this table or in this Technical Report is not binding and cannot replace or confirm any existing agreement or create any contractual obligation that Canadian Malartic GP does not already have.

*** The surface of these claims was increased after the Osisko Transaction via conversion by the Québec mining registrar.

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Mining titles as described in royalty agreements
5 % NSR to Osisko Gold Royalties Ltd
3% NSR to Abitibi Royalties Inc. and 3% NSR to Osisko Gold Royalties Ltd
1 to 1.5 % NSR to International Royalty Corporation
3% NSR to Royal Oak Mines Inc. and 2 % NSR to Globex Mining > 300,000oz
2% NSR to Globex Mining >300,000oz
15 % NPI to Abitibi Royalties and 1 to 1.5 % NSR to International Royalty Corporation
2 % NSR to Abitibi Royalties Inc.
2 % NSR to Mike Lavoie
1.5% GOM to Franco-Nevada Corporation
1.5% NSR to Abitibi Royalties Inc (Midway Property)
2% NSR to Tintina Mines Limited (Rand Property)
N
710000
720000
5340000
5330000
117
Ch. des Cygnes
Property
Active Titles within the Properties
Canadian Malartic GP
Abitibi Royalties Inc. 15 %; CMC 85 %
Lakes
Rivers
Pit Outline
Out of CM properties
Roads (Selection)
Railroad
Urban
Main Road
Class 03; 04
CANADIAN MALARTIC PARTNERSHIP
1:80 000
0
1
2
4
Kilometers
Coordinate System: NAD 1983 UTM Zone 17N
Drawn by:Denis LeBreux 2021/01/29

Figure 4.3 – Mining title map of the Canadian Malartic Property showing titles subject to a royalty

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4.4	Mining-Incompatible Territory

At the time of writing, no part of the Property is considered “mining-incompatible territory” as described under section 304.1.1 of the Mining Act.

4.5	Permits and Authorization

Canadian Malartic GP has all required permits to continue carrying out the current mining operations on the Property. Refer to Item 20 for a detailed description of the current permitting status.

4.6	Environmental Considerations

The primary environmental considerations and potential liabilities for the Canadian Malartic mine are related to the operations of the tailings storage facility (TSF). Canadian Malartic GP prioritizes the management of tailings and is in the process of aligning the tailings management system with best practices proposed by the Mining Association of Canada (MAC) guidelines.

Additional details on tailings infrastructure and management at Canadian Malartic are provided in Sections 18 and 20 of this Technical Report.

The QP responsible for this section of the Technical Report is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Property is located in the Abitibi-Témiscamingue administrative region, within the town limit of Malartic (Figure 5.1). The northern part of the Property is accessible via Hwy 117 in Québec. The southern part is accessible via a secondary paved road that runs south from Hwy 117 towards Mourier Lake and cuts through the central area of the Property. The Property is also accessible by a series of gravel logging roads and trails.

The town of Malartic is serviced by a railway line that cuts through the middle of town. The nearest large airport is located in Val-d’Or, about 25 km east of Malartic.

5.2	Local Resources and Infrastructure

The Property is well serviced by mining industries. Malartic has a population of about 3,400 people and hosts a variety of commercial establishments, including motels, restaurants, service suppliers, mining suppliers, retailers, a community health clinic, as well as elementary and high schools. The city of Val-d’Or, 25 km east of Malartic, hosts many manufacturers and suppliers serving the mining industry.

Skilled workers are available within an approximate 25 km radius of Malartic, where several mines are still in operation.

5.3	Physiography

The Property is located in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topography on the Property has altitudes ranging from 290 to 360 m above sea level.

Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The east-central and west-central parts of the Property are cut by many small streams, generally oriented east-west and connecting bogs or swampy areas.

Overburden is characteristically a thin layer of till only a few metres thick, with organic-rich boggy material on the surface. Outcropping exposures of rock are rare to moderate, generally increasing towards the southern part of the Property, where lithologies become harder and more resistant to erosion.

5.4	Climate

The following information on the climate is based on data collected at the Rivière-Héva meteorological station between 1981 and 2010, as reported by the MELCC. Data on wind velocity and direction are based on records from 1961 to 1991.

The mean annual temperature for the Val-d’Or/Malartic area is 1.5°C, with average daily temperatures ranging from –16.5°C in January to 16.8°C in July. The average total annual precipitation is 874.8 mm, peaking in September (103.4 mm) and at a minimum in February (40.8 mm). Snow falls between October and May, with most occurring between November and March. Peak snowfall occurs in January, averaging 509 mm, equivalent to 52.2 mm of water. Winds are generally from the south or southwest from June through January, and from the north or northwest from February through May. Average wind velocities are in the order of 11 to 14 km/h.

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The operations are year-round with the exception for prospecting (soil and outcrop sampling, outcrops mapping, etc.) which usually take place between May and October.

a) Malartic town and Canadian Malartic pit; b) Mineral processing plant; c) Odyssey Project exploration ramp entrance

Figure 5.1 – Infrastructure and typical landscape

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6.	HISTORY

The Property’s mining history stretches over a 100-year period, from the 1920s to the present day. Its history reflects the evolution of the Malartic mining district, from initial gold discoveries to a more mature mining camp with ongoing production and expansion.

The current limits of the Property cover and overlap many historical mining and exploration properties. The boundaries and names of those properties have changed over time following ownership and/or option changes, abandoned and/or added claims, and status changes from exploration claim to mining lease. Table 6.1 summarizes the main companies and production phases involved on the Property. Various other prospectors and junior exploration companies (not detailed here) have also been involved on the Property.

The Property hosts six historical underground mines: Canadian Malartic, Barnat, Sladen, East Malartic, Malartic Goldfields and East Amphi. It is currently in a new production phase since 2011 with the Canadian Malartic open pit operations and expansion project. As of the end of 2020, the historical and recent gold production from the Property amounts to 250,889,529 t at 1.70 g/t Au, for 13,712,527 ounces of gold (see Table 6.2).

The Property has been the subject of multiple exploration programs including prospecting and geological mapping, geophysical surveys, geochemical surveys and drilling (surface and underground, from exploration to mineral resource definition). It has also been the subject of several hundred studies on various topics and at various scales, from local mineral resource and mineral reserve estimates or engineering studies to regional geological surveys and syntheses. More than 700 public reports on the Property have been filed with the Government of Québec, mostly on the topics of drilling, geophysics and geology. Canadian Malartic GP’s archive of project data also includes numerous unpublished, internal drilling records and geological reports, as well as geophysical results recovered and kept by Long Lac Exploration Ltd and Lac Minerals Ltd.

The current Property is the product of several consolidation phases. Barnat Mines Ltd was created in 1948 by the merger of the National Malartic and Sladen properties (Barnat-Sladen mine). East Malartic Mines executed the second consolidation phase in 1974 with the agglomeration of three mining properties: Canadian Malartic, Barnat-Sladen and East Malartic. From 1979 to 2002, ownership changed from Long Lac Exploration Ltd to Lac Minerals Ltd. and then Barrick. Ownership then passed to McWatters Mines Ltd in 2003 and Osisko Exploration Ltd (later Osisko Mining Corporation; “Osisko”) in 2004. In 2006, Osisko entered into an option agreement with Golden Valley under which the claims, that were partly covering the former East Malartic mine, were referred to as the Malartic CHL Prospect.

Osisko executed a third consolidation phase in 2007 when it added the East Amphi Property. Ownership changed from Osisko to Canadian Malartic GP in 2014. Further property consolidation followed with the addition of the Fournière, Midway and Piché-Harvey properties in 2017 (hereinafter the “Midway Property Group”) and the Rand Property in 2019.

The historical production data reported in this item were obtained from Lavergne (1985), Sansfaçon et al. (1987a; 1987b), Trudel and Sansfaçon (1987), Sansfaçon and Hubert (1990), and Trudel and Sauvé (1992) as well as historical reports from previous producers.

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Table 6.1 – Property history: Summary of 100 years of activity at the Canadian Malartic property, illustrating the main production and property consolidation phases

Note: This summary represents the main companies and production phases involved on the Property. Various other prospectors and junior exploration companies (not detailed here) have also been involved on the Property. Legend: Light grey: Main owners; Grey: Osisko; Blue: Current issuers; Dark black-blue: Production.

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Table 6.2 – Summary of historical gold production on the Property

Historical group of properties	Owners and/or Property area	Years	Tonnes milled	Gold grade (after recovery) (g/t Au)	Ounces of gold
Canadian Malartic Mine and Malartic CHL Prospect	Canadian Malartic Mine	1935-1965	9,929,000	3.77	1,203,477
	Barnat-Sladen Mine (including East Malartic)	1938-1970	8,452,000	4.73	1,285,321
	East Malartic Mine	1938-1983	18,316,000	5.19	3,056,251
	Canadian Malartic (issuer + Osisko)	2011-2020	195,759,101	0.98	6,149,039
	Gouldie (issuer)	2014-2015	2,210,549	0.74	52,435
	Jeffrey (issuer)	2019-2020	2,812,864	0.88	79,402
	South Barnat (issuer)	2019-2020	3,943,065	1.00	127,026

East Amphi	East Amphi OP (McWatters)	1998-1999	120,427	5.66	21,914
	East Amphi UG (Richmont)	2004-2007	347,964	3.37	37,700

Rand	UG exploration program / no production	1988-1989	31,115	n/a	n/a

Midway Property Group (Fournière, Midway, Piché-Harvey)	Malartic Goldfields	1945-1965	8,956,886	5.90	1,699,025
	NSM (Midway)	2009-2010	10,558	2.76	937

	Total	1935-2020	250,889,529	1.70	13,712,527

6.1	Canadian Malartic Mine and Malartic CHL Prospect

This subsection discusses the initial claim block covering the site of the old underground Canadian Malartic mine, acquired by Osisko in 2004 from the McWatters Mines bankruptcy trustee; surrounding claims purchased by Osisko (mostly in 2005) from various prospectors and junior exploration companies; the Malartic CHL Prospect, a property Osisko acquired from Golden Valley in 2009 (according to an option signed in 2006; and additional claims staked to the west. Canadian Malartic GP acquired all of the above from Osisko in 2014.

These historical areas have a long history that includes the initial 1923 gold discovery made in the Malartic area, four historical mines (Canadian Malartic (1935-1965), National Malartic/Barnat (1938-1970), Sladen (1938-1951) and East Malartic (1938-1983)), and four current areas of interest (Gouldie, Jeffrey, Odyssey and East Gouldie).

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Detailed information can be found in the following publications: Gossage and Inwood (2007); Gossage and Slater (2007); Runnels et al. (2008a; 2008b; 2008c); Hennessey et al. (2008); Belzile (2009a; 2009b); Belzile and Gignac (2010); Belzile and Gignac (2011); Wares and Burzynski (2011); Hennessey and San Martin (2012); Gervais et al. (2014); and Bouchard (2017).

6.1.1         Canadian Malartic Mines and Falconbridge (1923-1973)

In 1923, the Gouldie brothers made the first gold discovery in the Malartic area (Trudel et Sauvé, 1992). In 1925, a second gold discovery was made 1.6 km northwest of the Gouldie prospect. This area was acquired in 1927 by Malartic Gold Mines, which undertook drilling, trenching and underground exploration until the onset of the Great Depression (1929).

In 1933, Canadian Malartic Gold Mines acquired the property and brought the Canadian Malartic mine into production in 1935. The deposit was mined mostly by underground long-hole stoping methods, making it the only underground bulk tonnage gold mine in Québec at the time.

From 1935 to 1965, total production at the mine reached 9,929,000 t at 3.77 g/t Au for 1,203,477 ounces of gold, and at 2.47 g/t Ag for 788,485 ounces of silver. Gold mineralization occurs as finely disseminated sulphides and native gold hosted within altered metasedimentary rocks and porphyry.

The success of the mine prompted additional exploration, discovery and development on the surrounding properties. In 1938, three other mines went into production: Barnat (1938-1970), Sladen (1938-1951) and East Malartic mines (1938-1983) (described in the following subsections).

In 1964, the property was purchased by Falconbridge Nickel Ltd. Following cessation of gold production in 1965, the mill was refurbished to process nickel ore from its Marbridge mine. These operations ceased in 1968, after which the Canadian Malartic mill was decommissioned and removed.

6.1.1.1      National Malartic, Sladen and Merged Barnat-Sladen (1935-1973)

In 1938, the Sladen gold mine (Sladen Mines Ltd.) and National Malartic gold mine (National Malartic Mining Company Ltd.) went into production. Sladen is part of the eastern extension of the Canadian Malartic deposit and Barnat is located north of Sladen. The mines were developed and mined from 1938 to 1947. In 1948, Barnat Mines Ltd purchased the assets of Sladen Mines Ltd and other claims owned by National Malartic Mines Ltd. The merged Barnat-Sladen mine continued operating under the name Barnat Mines. Production ended in 1951 in the Sladen portion and in 1970 in the Barnat portion.

From 1935 to 1970, total production for the merged Barnat-Sladen mine reached 8,452,000 t grading 4.73 g/t Au and 1.17 g/t Ag, for 1,285,321 ounces of gold and 317,934 ounces of silver.

Lake Shore Mines Ltd purchased the Barnat-Sladen mines in 1970.

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Barnat-Sladen was re-opened from 1976 to 1981, and the production records were included in those of the East Malartic mine when the East Malartic mill processed both ores.

6.1.1.2     East Malartic Mines (1932-1979)

In 1932, the first East Malartic claims were acquired, and the East Malartic Mines company was incorporated in 1934.

In 1938, the East Malartic mine went into production, becoming the largest historical gold producer in the Malartic mining district. In 1974, East Malartic Mines purchased additional properties from the adjacent Canadian Malartic and Barnat/Sladen holdings and re-opened the Barnat-Sladen mine in 1976.

Gold mineralization at the East Malartic mine is located along the Sladen Fault overlapping the Piché and Pontiac contact. Greywacke, porphyry and diorite are the main host rocks for the mineralization, similar to the Canadian Malartic and Barnat-Sladen mines.

From 1938 to 1979, production from the East Malartic mine reached 17,900,000 t grading 4.92 g/t Au and 0.97 g/t Ag for 2,831,450 ounces of gold and 558,233 ounces of silver (Trudel et Sansfaçon, 1987).

Long Lac Exploration and Lac Minerals intermittently operated the East Malartic mine between 1979 and 1983 (described in the following subsection).

6.1.1.3      Long Lac, Lac Minerals and Barrick (1979-2002)

In 1979, following the cessation of mining by East Malartic Mines, the entire Malartic gold camp was acquired by Long Lac Exploration Ltd. (“Long Lac”), including the past-producing Canadian Malartic, Barnat-Sladen and East Malartic mines.

Long Lac was the owner from 1979 to 1982 until the creation of Lac Minerals Ltd (“Lac Minerals”), a company resulting from the merger of Long Lac with other companies. In 1994, the ownership changed to Barrick when it acquired Lac Minerals.

Long Lac and Lac Minerals produced gold from 1979 to 1983 from two small open pit operations (Mammoth and Buckshot) that exploited crown pillars. The Mammoth pit was mined in 1979. The adjoining open stope 1-20 was mined in 1983 using a ramp starting at the bottom of the 1979 pit. The Buckshot pit located in Barnat-Sladen was also mined in 1983. Mineralized material was processed at the East Malartic mill. Overall production at East Malartic (1938-1983), including this production period, reached 18,316,000 t grading 5.19 g/t Au and 1.27 g/t Ag, for 3,056,251 ounces of gold and 747,869 ounces of silver.

Lac Minerals explored the area of the Canadian Malartic deposit with the objective of defining a near-surface resource (less than 100 m deep) amenable to open pit mining. Work included drilling approximately 500 surface drill holes in the Canadian Malartic mine area. Several other drill campaigns were completed on the Barnat/Sladen and East Malartic portions of the property. Lac Minerals also undertook several ground geophysical surveys, including IP, Mag, HLEM surveys, and VLF-EM surveys.

In 1990, Lac Minerals discovered two gold occurrences in the eastern part of the Property that will later become the Odyssey prospect.

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In 1994, as Lac Minerals was completing a feasibility study for a surface mining project, control of the property fell to Barrick when it acquired Lac Minerals.

Barrick did not explore the property but completed several environmental and stope stability studies during the 1990s. Barrick drilled a limited number of geotechnical holes to determine the thickness and stability of the crown pillars of the Canadian Malartic mine in the area underlying houses in the southern part of Malartic. Barrick’s principal activity in the area was to process ore from its Bousquet mine at the East Malartic mill, which lasted until 2002. Barrick sold all its interests in the Malartic camp, including environmental and reclamation liabilities, to McWatters Mining Inc. in February 2003.

6.1.1.4      Osisko Period at Canadian Malartic (2004-2014)

Osisko’s internal research highlighted the Canadian Malartic mine site as a high-priority target for a large hydrothermal system that had never been drilled or evaluated as a deposit potentially amenable to bulk tonnage open pit mining.

The Canadian Malartic Property was initially acquired by Osisko in 2004 from the McWatters Mines bankruptcy trustee. In 2005, Osisko acquired the surrounding claims from various prospectors and other companies. In 2006, Osisko signed an option with Golden Valley for the Malartic CHL Prospect Property (option completed in 2009). Additional claims were added by Osisko by staking.

The acquisition of the initial claim block led to the acquisition of an extensive, unpublished paper database from the Canadian Malartic historical mine along with exploration results. Osisko’s digitizing, compilation and analysis of the large database, including logs from over 4,500 surface and underground drill holes, allowed the company to refine the geological model and confirm the bulk tonnage potential.

From the first drill hole completed by Osisko in 2005, the project rapidly evolved into major and multiple phases of drilling, mineral resource estimates, economic studies, mineral reserve estimates, permitting and construction until reaching commercial production in 2011 (Table 6.3).

Table 6.3 – Summary of Osisko’s work on the Property (2004-2014)

Year	Exploration, construction work, studies and other highlights
2004	Initial property acquisition by Osisko.
2005

7,400 m of exploration drilling on Canadian Malartic near-surface target in an area previously identified by Lac Minerals (porphyry grading 1.5 g/t Au to a depth of 100 m). Results of 93.9 m at 1.01 g/t Au in first hole and significant mineralization in 19 holes.

2006	75,000 m of definition drilling on Canadian Malartic. Initial mineral resource estimate.

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Year	Exploration, construction work, studies and other highlights
2007	Updated mineral resource (summer 2007) and initiation of a 330,000-m conversion drilling program (fall 2007).
2008

PEA on Canadian Malartic (March 2008); updated studies and in-pit mineral resources (Sept. 2008); environmental impact studies had been completed, and the relocation program for the town of Malartic had been initiated; completion of an FS (Dec. 2008); exploration drilling on Gouldie.

2009

180,000 m of definition drilling on South Barnat and Sladen (eastern extension of Canadian Malartic) and mineral resource estimates; construction permits obtained for the Canadian Malartic mill and mine site civil works.

2010

Mineral reserve update in FS; construction underway; permits obtained for a starter pit; southern town relocation program completed; pre-stripping of the future mine site started; completion of 110,000 m of definition and exploration drilling.

2011

Construction of a 60,000 tpd mill complex, tailings and polishing ponds, and road network, and new mineral reserve estimates in March 2011; first gold pour for Osisko occurred on April 13, 2011, and the mine reached commercial production on May 19, 2011; first exploration drilling by Osisko on Odyssey; exploration drilling on Gouldie.

2012

Updated mineral reserve estimates on Canadian Malartic; mineral resource estimates on Jeffrey and Western Porphyry zones; mine ramp-up phase with the addition of cone crushing and pebble crusher units at the mill.

2013	Updated mineral reserve estimates on Canadian Malartic; on November 21, 2013, Osisko announced that it had produced its one-millionth ounce of gold.
2014	Updated mineral reserve estimates on Canadian Malartic; decree authorizing the exploitation of Gouldie, and pre-stripping initiated. Odyssey exploration drilling resumption.
June 2014	Project acquired by Agnico Eagle and Yamana, and creation of Canadian Malartic GP.

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Since its first gold pour in 2011, Osisko produced 1,313,347 ounces of gold and 1,001,436 ounces of silver from a major open pit operation built in a historic mining district. Production statistics for the mine from 2011 to June 15, 2014 are shown in Table 6.4.

Table 6.4 – Gold and silver production at the Canadian Malartic mine during the Osisko period from 2011 to June 15, 2014

Year	Ore Milled (tonnes)	Grade Au (g/t)	Grade Ag (g/t)	Mill recovery Au (%)	Mill recovery Ag (%)	Gold ounces produced	Gold ounces sold	Silver ounces produced	Silver ounces sold
2011	8,502,323	0.83	0.70	87.7	59.7	200,138	175,000	114,130	96,400
2012	14,046,526	0.96	0.76	89.4	67.1	388,478	394,603	230,273	225,531
2013	17,024,120	0.92	1.04	88.9	70.5	475,277	464,991	422,619	393,545
2014*	8,179,007	1.07	1.18	88.4	75.4	249,454	256,055	234,414	243,686
TOTAL	47,751,976	0.94	0.92	88.8	68.4	1,313,347	1,290,649	1,001,436	959,162

*January 1 to June 15 inclusive

On June 16, 2014, the issuers completed the acquisition of Osisko, including the Canadian Malartic mine. The issuers jointly acquired 100% of the issued and outstanding common shares of Osisko.

6.2	East Amphi Property

This section covers all mining titles of the historical East Amphi Property acquired by Osisko from Richmont, including the East Amphi mine and the Western Porphyry and Fourax zones.

The information provided herein is modified from Riopel (2006) and the data are provided by Richmont (AIFs, annual reports and MD&As available on SEDAR).

Table 6.5 summarizes the history of the property. Historical mineral resources and mineral reserves presented in Table 6.5 were not classified by the QPs responsible for this section the Technical Report as part of the 2020 MRE. Canadian Malartic GP does not consider these historical mineral resources or mineral reserves as part of the 2020 MRE.

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6.2.1          Prior to Osisko (1934-2007)

Table 6.5 – Prior to Osisko activities

Year	Companies	Exploration work and results
1934-1969	Sladen-Barnat Mines Ltd	6,096 m of drilling on Fourax Zone and Western Porphyry Zone (Joly and Ste-Croix, 1997)
1937	McIntyre Porcupine Mines Ltd	3,823 m of drilling on LLCFZ
1940	Canadian Malartic Gold Mines	1,668 m of drilling
1940	Howey Gold Mines	3,193 m of drilling
1940-1945	East Amphi Gold Mines Ltd	4,054 m of drilling; underground development, shaft to a depth of 155 m, 1,490 m of drifting and 415 m of cross-cuts on the -100 m and -145m levels; 4,925 m of underground drilling
1946	East Amphi Gold Mines Ltd	Historical mineral resource estimate* of 623,695 t at 8.84 g/t Au (Riopel, 2006)
1948	East Amphi Gold Mines Ltd	Suspension of underground activities
1958-1959	East Amphi Gold Mines Ltd	2,008 m of drilling
1975-1976	Nordore Mining Company	Mag survey in the sector of the Fourax and Western Porphyry zones; 2,258 m of drilling on Townsite Diorite and Western Porphyry zones (Joly and Ste-Croix, 1997)
1979-1980	Darius Gold Mines	1,259 m of drilling on East Amphi deposit
1979-1981	Nor-Quest Resources Ltd

8,846 m of drilling on Western Porphyry Zone (Joly and Ste-Croix, 1997); historical mineral reserves estimate* on Western Porphyry of 887,222 probable tonnes at 3.5 g/t Au, and 489,887 possible tonnes at 1.95 g/t Au (Joly and Ste-Croix, 1997)

1981-1984	Sulpetro Minerals Ltd (Novamin Resources)	Geophysical (Mag, VLF, IP) and geological surveys completed on the property
1983-1986	Beau Val Mines	Historical mineral reserves estimate* on Western Porphyry of 220,091 probable tonnes at 4.46 g/t Au (Joly and Ste-Croix, 1997); 4,131 m of drilling (Joly and Ste-Croix, 1997)
1987-1990	Bay Resources and Augmitto Explorations Ltd	7,749 m of drilling on Townsite Diorite, Western Porphyry and LLCFZ
1987-1994	Breakwater Resources Ltd

14,121 m of drilling; underground exploration program, former East Amphi shaft and levels were dewatered, mapped and sampled; additional 12,095 m of surface drilling was completed; historical indicated mineral resource estimate* in 1990 of 758,015 t at 11.02 g/t Au (Riopel, 2006)

1995-1996	Placer Dome

Mag survey and IP surveys; 13,308 m of drilling; historical mineral resource estimates* on Western Porphyry of 850,000 t of indicated mineral resources* at 8.11 g/t Au (Riopel, 2006); historical mineral resource estimate* on Fourax of 243,045 t at 2.74 g/t Au, using a 1 g/t Au lower cut-off grade (Joly and Ste-Croix, 1997)

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Year	Companies	Exploration work and results
1998-1999	McWatters Mining Inc.

7,457 m of drilling; historical mineral resource estimates* of 2.29 Mt of measured and indicated mineral resources at 5.98 g/t Au (cut-off of 3.0 g/t) (Riopel, 2006); open pit production from East Amphi (Dec. 1998 to Aug. 1999) of 120,427 t at 5.66 g/t Au (processed at the Sigma mill); historical mineral reserves estimate* of 1,124,600 t of probable mineral reserves at 5.07 g/t Au (John V. Tully & Associates)

2002	McWatters Mining Inc.

Feasibility study for an underground mining project with SNC Lavalin; historical mineral reserves estimate* of 170,000 t at 4.7 g/t Au in proven mineral reserves and 1.2 Mt at 4.1 g/t Au in probable mineral reserves (Riopel, 2006)

2003-2006	Richmont

Underground exploration program involving drilling and drifting; three bulk samples totalling 40,581 t of ore were milled, of which 24,917 t came from development and 15,664 t from mined stopes; a subsequent estimate of 1,436,052 t at 5.33 g/t Au in measured and indicated mineral resources for 246,295 ounces of gold, and of 332,711 t at 6.09 g/t Au for 65,134 oz in inferred mineral resources (Riopel, 2006); East Amphi mine brought into commercial production in Feb. 2006; During 2006, Richmont extracted 179,194 t at an average recovered grade of 3.56 g/t Au

2007	Richmont	In 2007, production from the East Amphi mine was 128,189 t at 3.18 g/t Au (12,709 oz gold)
2007	Osisko	Osisko Exploration Ltd purchased the property from Richmont in June 2007

* These mineral “resources” or mineral “reserves” are historical in nature and should not be relied upon. It is unlikely they conform to current NI 43-101 criteria or CIM Definition Standards. They have not been verified to determine their relevance or reliability. Unless otherwise stated, they are not classified as requested by the NI 43-101 and are not differentiated in any other type of category. The work load required to update these mineral “resources” or mineral “reserves” to the current NI 43-101 criteria has not been evaluated. They are included in this section for illustrative purposes only and should not be disclosed out of context.

6.2.2         Osisko Period at East Amphi (2007-2014)

Between 2007 and 2014, Osisko drilled 72 exploration holes (20,086 m) on the East Amphi Property. Between 2009 and 2012, another 177 definition holes (45,997 m) were drilled on the Western Porphyry Zone (also located on the East Amphi Property).

6.3	Rand Property

Canadian Malartic GP acquired the Rand Property in 2019 from NSR Resources Inc. (“NSR Inc.”) for a purchase price of US$5 million and a royalty equal to a 2% NSR.

This section covers all the mining titles acquired from NSR Inc. on January 11, 2019, for what had been known as the Rand Malartic Property since 1933. NSR Inc.’s property consisted of 12 contiguous claims covering 644.44 ha.

The Rand Property was previously owned by four main companies: Sladen Malartic Mines Ltd, Rand Malartic Mines Ltd., New Senator Rouyn Ltd and NSR Inc.

The information provided herein is taken in part from the technical report by Wahl and Burt (2011) for the timeline from 1933 to 1986, from a technical report by Miller (2004) for the 1990-1991 period, and from NSR Inc.’s internal reports. Whenever possible, additional references cited in these documents have been provided in the text and added to Item 27 of this Technical Report.

Table 6.6 summarizes the history of the Rand Property, and Table 6.7 summarizes the drilling on the Rand Property.

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Table 6.6 – Summary of historical work on the Rand Property

Year	Companies	Exploration works and results
1933-1937	Sladen Malartic Mines Ltd

Exploration on Cadillac Fault (North Shear), prospecting and trenching; gold mineralization associated with flat quartz stringers in sheared and altered diorite; shear zone follow over 150 m long with width ranging from 1.8 m to 6.9 m (Walz et al., 1937); 2.5 g/t Au over 0.6 m to 13.4 g/t Au over 1.0 m (Gill, 1950); 12 holes drilled

1937-1938	Rand Malartic Mines Ltd

Exploration on target areas in potential extension of East Malartic and Sladen; 1,896 m of exploration drilling (Gill, 1950, in Wahl & Burt 2011); initial shaft sinking to a depth of 12 m and buildings erected; drilling focused on the North Shear Zone; result of 5.2 m at 31.9 g/t Au in quartz-tourmaline vein and silicified syenite porphyry, referred as the 39 Zone (Gill, 1950)

1945	Option - Radar Corporation Ltd	Mag survey and self-potential survey on 67 Zone; 5,177.9 m of exploration drilling; results were not encouraging, and the option was dropped
1958-1959	Option - Tribag Mining Company Ltd	Trenching and stripping in the vicinity of the shaft; 1,896 m of exploration drilling; results were not encouraging, and the option was dropped
1962	Option - Malartic Goldfields	1,707 m of exploration drilling in the eastern and west-central portion of the North Shear Zone
1963	Rand Malartic Mines Ltd	Mag survey on the southern portion of the property confirming that zones 39 and 67 could have been a single zone displaced by faulting
1974	Option - New Senator Rouyn Limited

Mag survey over the entire property and 3D model of the 39 Zone; preliminary model defined linear trend plunging at -35° to the east-southeast, along the strike of the porphyry; 593 m of exploration drilling

1980	New Senator Rouyn Limited	1,550 m of exploration drilling along the 39 Zone and the deep extensions of the 67 Zone; drilling on the 67 Zone yielded encouraging results
1981	New Senator Rouyn Limited

Production decline collared to intersect the 39 Zone; 39 Zone was intersected at 308 m down the decline at a vertical depth of 72.5 m; lateral drifts were excavated in the hanging wall of the 39 Zone (41.8 m to the east and 43.3 m to the west); 1,622 m of underground drilling

1985	NSR Resources Inc.

New Senator Rouyn Ltd changed its name to NSR Resources Inc; 8,629 m of drilling on the 67 Zone area and on the Central, South and North shear zones; 67 Zone gave grades from 3.57 to 255.77 g/t Au over widths from 0.31 to 1.52 m; 39 Zone reports 23.5 g/t Au over 0.39 m, 7.78 g/t Au over 1.2 m, 9.5 g/t Au over 0.48 m, 9.7 g/t Au over 1.3 m and 6.3 g/t Au over 1.85 m

1986	NSR Resources Inc.	Historical mineral resource estimates (Wahl and Burt, 2011); 2,049 m of underground drilling and 2,330 m of surface drilling
1987-1988	NSR Resources Inc.

11,302 m of underground drilling and 3,561 m of surface drilling; Val d’Or Géophysique completed magnetic, HLEM (Max-Min) and IP surveys; access completed to levels 435 and 500 of the 67 Zone; detailed mapping and sampling of underground workings; additional 1,672 m of underground drilling; treatment of a 7,299 t bulk sample: overall bulk sample mill grade of 0.156 oz/t Au was well short of the field estimated grade of 0.235 oz/t (cut to 1.0 oz/t) or 0.205 oz/t (cut to 0.5 oz/t) (Sabag, 1988)

1989-1990	Option - Belmoral Mines Ltd

1,861 m of drilling on 39 Zone, Central Porphyry, Northern Porphyry and Southern Porphyry; Belmoral exploited 27,000 t of mineralized material and 30,000 t of rejects from the 67 Zone and the development of the 39 West Zone (Miller, 2004), estimated grade was higher than recovered grade (Popov, 1989)

1991	NSR Resources Inc.	Access to the ramp was filled, covered and levelled to the satisfaction of the MRN (Miller, 2004)
2004	NSR Resources Inc.	Synthesis and technical report by R. M. Miller
2011	NSR Resources Inc.	Resource estimates on the 67 and 39 gold zones by Southampton Associates Inc. (Wahl and Burt, 2011).
2019	Canadian Malartic GP	Acquisition of the Rand Property from NSR Resources Inc.

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Table 6.7 – Drilling summary on the Rand Property

Owner	Option agreement	Location	DDH Series	Year(s)	No. of DDH	Metres
Sladen Malartic Mines Ltd		Surface	36-01- to 36-14	1933-1937	14	894
Sladen Malartic Mines Ltd	Rand Malartic Mines Ltd	Surface	37-15 to 39-99	1937-1939	56	12,150
Rand Malartic Mines Ltd	Radar Corporation Ltd	Surface	45-01 to 45-20	1945	20	5,201
Rand Malartic Mines Ltd	Tribag Mining Company Ltd	Surface	58T1 to 58T9	1958-1959	9	1,896
Rand Malartic Mines Ltd	Malartic Gold Fields Ltd.	Surface	Unknown	1962	4	1,707
Rand Malartic Mines Ltd	New Senator Rouyn Ltd.	Surface	74NS-1 to 3	1974	3	593
New Senator Rouyn Ltd.		Surface	80-01 to 80-05	1980	5	1,550
New Senator Rouyn Ltd.		Underground	81UN-01 to 81UN-31	1981	31	1,622
New Senator Rouyn Ltd.		Surface	OB1-32, SB1-4 (overburden)	1981	35	303
NSR Resources Inc.	Cogesco Resources Inc.	Surface	85-01 to 85-29	1985	31	8,629
NSR Resources Inc.		Underground	UG-01 to UG-23	1986	23	2,049
NSR Resources Inc.		Surface	86-01 to 86-11	1986	12	2,330
NSR Resources Inc.		Surface	87-01 to 87-15	1987	18	3,561
NSR Resources Inc.		Surface	87RPH, 87TR1-5	1987	6	235
NSR Resources Inc.		Underground	87-01U to 87-111U	1987	125	11,072
NSR Resources Inc.		Underground	87B-01 to 87B-14	1987	14	230
NSR Resources Inc.		Underground	87RH01-02	1987	2	61

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Owner	Option agreement	Location	DDH Series	Year(s)	No. of DDH	Metres
NSR Resources Inc.		Underground	88B-15 to 88B-39	1988	26	370
NSR Resources Inc.		Underground	88B-40 to 88B-90	1988	51	1,301
NSR Resources Inc.		Surface	OVB01-32 (overburden)	1988	32	735
NSR Resources Inc.	Belmoral Mines Ltd.	Surface	NS-89-01 to 04	1989	4	1,861

6.4	Midway Property Group (Fournière, Midway, Piché-Harvey)

The Midway Property Group (Fournière, Midway and Piché-Harvey properties) covers a significant portion of the former Malartic Goldfields mine. Barrick holds the remaining portion. Information on Malartic Goldfields and its exploration work and operations often cannot be separated by current property boundaries and is therefore reported regardless, unless specified.

The information provided herein is summarized from Larouche (2008) and Larouche (2014). Table 6.8 summarizes the history of the property.

Table 6.8 – Summary of historical work on the Midway Property Group

Year	Companies	Exploration work and results
1935-1972	Malartic Goldfields

1935-1938: Mag surveys, trenching and exploration drilling; 1939: sinking of Shaft #1 and underground development, and a mill with a capacity of 400 short tons per day was erected and treated 5,354 short tons of ore, recovering 1,224 ounces of gold; 1936-1939: geophysical survey and 2,424 m of drilling; 1942: second shaft (Shaft #2); 1965: closing of the mining operations; 1972: Lac Minerals abandoned part of the original Malartic Goldfields property, retaining only the Shaft #2 area

1936-1947	Dubuisson Goldfields	Mag survey over the property and 6,100 m of drilling: 3.1 g/t Au over 4.0 m, 24.3 g/t Au over 0.8 m, 7.2 g/t Au over 1.5 m, 2.4 g/t Au over 1.5 m, 4.8 g/t Au over 0.3 m, and 3.1 g/t Au over 1.2 m
1972-1974	Golden Briar Ltd	Golden Briar Ltd acquired the property abandoned by Lac Minerals; 4,965 m of drilling; Mag, VLF-EM and IP surveys
1978-1980	Lloyd Harvey	Staking acquisition of a large block of claims covering most of the property
1980-1981	SOQUEM

Pan Arctic Explorations Ltd and SOQUEM optioned Piché-Harvey; 2,304 m of drilling; Mag and IP surveys; 0.3 g/t Au over 26.9 m, 0.4 g/t Au over 9.9 m, 0.1 g/t Au over 146.6 m, 0.4 g/t Au over 16.2 m, 4.7 g/t Au over 1.5 m, 38.4 g/t Au over 0.6 m

1980-1983	Goldstack Resources Ltd	Goldstack Resources Ltd acquired part of Harvey; 3,814 m of drilling, 8.6 g/t Au over 4.6 m
1983-1984	Option - Sullivan Mines Ltd	2,129 m of drilling; 5.4 g/t Au over 11.8 m, 2.9 g/t Au over 5.3 m
1986-1988	Aumine Exploration Inc.	Geophysical surveying, 6,899 m of drilling, resulting in the discovery of the New Briar Zone (Goldfields); Mag surveys and another 11,604 m of drilling;
1986-1987	Golden Rule Resources	Mag survey and 2,948 m of drilling; additional geophysical surveying and 2,140 m of drilling

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Year	Companies	Exploration work and results
1987-1988	Chabela Minerals Inc.	24 surface drill holes by Chabela; 36 surface drill holes by Aumine Exploration Inc. (Sphinx Exploration) (in option with Chabela)
1996-2005	Cambior inc.	1996: limited drilling, 4.7 g/t Au over 0.8 m, 2.1 g/t Au over 1.3 m, 4.1 g/t Au over 2.1 m; 2005: 1,769 m of drilling
2003-2010	Northern Star Mining Corporation

Surface exploration work, geophysics and drilling; additional surface exploration drilling in 2007; preliminary environmental studies and permitting for underground exploration program; in 2008, a decline was started to gain access to the Chabela Zone for bulk sampling (3 bulk samples); in January 24, 2011, Northern Star announced it was declaring bankruptcy

2010	9265-9911 Québec Inc.	9265-9911 Québec Inc. kept the property and infrastructure in good standing until its sale; in 2014, geophysical surveys were carried out on the property

The following tables present the work completed by Northern Star along with bulk sampling results. Table 6.9 summarizes Northern Star’s drilling from 2003 to 2010. Table 6.10 summarizes the results from three bulk samples collected by Northern Star and treated at its Beacon Mill located east of Val-d’Or.

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Table 6.9 – Summary of diamond drilling completed by Northern Star (from Larouche, 2014)

Year	DDH	No. of holes	Total metres (m)	Longest hole (m)	Zone investigated
	Surface Drilling
2003	NSM-03-01 to NSM-03-24	24	7,293	539	Briar – Midway
2004	NSM-04-25 to NSM-04-63	39	11,566	653	Briar – Midway
2005	No drilling
2006	NSM-06-64	1	2,373	2,373	Depth ext. Shaft #1
2007	ME-07-65 to ME-07-74	10	4,513	875
	MC-07-75 to MC-07-79	5	803	227	Chabela
	MH-07-80 to MH-07-84	5	1,831	573	Piché-Harvey
	MM-07-85 to MM-07-99	15	4,592	443	Midway
	MH-07-100 to MH-07-116	17	4,607	305	Piché-Harvey
	MW-07-117	1	308	308	Fournière
	MT-07-01 to MT-07-18	18	298	39	Decline area
2008	MC-08-118 to MC-08-156	39	9,611	397	Chabela
	ME-08-157 and 158	2	1,364	725
	MH-08-159	1	393	393	Piché-Harvey
	MC-08-160	1	366	366	Chabela
	MH-08-161	1	453	453	Piché-Harvey
	MC-08-162 to MC-08-173	11	3,627	600	Chabela – Shaft #1
2009	MM-09-174 to MM-09-214	36	5,618	225	Briar – Midway
	TP-09-01 and TD-15W-1	2	255	140	Pilot test holes (raise)
	Underground drilling
2009		88	8,756	372	Chabela – Briar

Table 6.10 – Bulk sampling by Northern Star (2009-2010, underground) (Larouche, 2014)

Sector	Tonnage (tonnes)	Grade (g/t Au)	Grade recovered (g/t Au)
Chabela West	4,168	4.04	3.81
Briar Porphyry	5,870	2.56	2.17
South Briar	550	1.71	1.05
Total	10,558	3.10	2.76

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7.	GEOLOGICAL SETTING AND MINERALIZATION

The information presented in this section is based on data summarized from previous technical reports: Gossage and Inwood (2007); Gossage and Slater (2007); Hennessey et al. (2008); Runnels et al. (2008a, b,c); Belzile (2009a,b); Belzile and Gignac (2010); Belzile and Gignac (2011); Hennessey and San Martin (2012); Gervais et al. (2014); and Osisko and Canadian Malartic GP assessment files and internal reports.

7.1	Regional Geology

The Property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince comprises an older northern volcanic zone (NVZ; 2730–2710 Ma) and a younger southern volcanic zone (SVZ; 2705–2698 Ma), separated by the regional Porcupine-Destor Fault Zone (PDFZ; Card and Poulsen, 1998). The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince and to the south by metasedimentary and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake–Cadillac Fault Zone (“LLCFZ”) (Figure 7.1). This structure runs from Larder Lake, Ontario, through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front. The corridor defined by the PDFZ and the LLCFZ, generally known as the Timmins–Val-d’Or camp (Robert et al., 2005), hosts a great number of mineral deposits that account for the bulk of historical and current base and precious metal production from the Superior Province (Spooner and Tucker Barrie, 1993).

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented N280°–N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince, and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The Pontiac Group includes turbiditic greywacke, shale and minor conglomerate units, as well as thin horizons of ultramafic volcanic rocks. The Piché Group, confined within the LLCFZ, comprises abundant talc-chlorite-carbonate schist representing strongly deformed and altered magnesian basaltic to komatiitic volcanic rocks. The schist units include abundant irregular, deformed intrusions of diorite and feldspar porphyry, many of which are mineralized with gold. The Cadillac Group consists of greywacke and polymictic conglomerate; the Blake River Group is dominated by basalt; the Kewagama Group includes greywacke, shale, oxide-facies iron formation and conglomerate; and the Malartic Group comprises ultramafic volcanic rocks.

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Figure 7.1 – Divisions of the Abitibi greenstone belt into southern (SVZ) and northern volcanic zones (NVZ) showing external and internal segments in the NVZ

The various stratigraphic units listed above are folded into a regional synclinal structure known as either the Malartic or Cadillac Syncline. The fold axis trends west-northwest and plunges steeply to the north, with the axial trace located within the Cadillac Group sedimentary rocks. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies. The latter rocks have been subject to retrograde metamorphism, probably due to hydrothermal flux associated with the LLCFZ, as evidenced by chloritization of biotite, development of actinolite after hornblende, and albitization of more calcic plagioclase. Metamorphism increases rapidly to the south of the LLCFZ. Pontiac Group sedimentary rocks at the southern end of the Property are metamorphosed to staurolite-facies paraschist and migmatitic gneisses farther south. This higher-grade metamorphic terrane is also punctuated by frequent peraluminous granite intrusions, derived from partial melting of the metasedimentary rocks during orogenesis. The suffix “meta” applies to all rock types but is omitted in the remainder of the text for simplicity.

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7.2	Property Geology

Most of the Property is underlain by sedimentary units of the Pontiac Group, immediately south of the LLCFZ, which is also called the “Cadillac Fault Zone” in the mine and property reports (Figure 7.2). The north-central portion of the Property covers an approximately 16 km segment of the LLCFZ corridor and is underlain by mafic-ultramafic volcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group underlies the northern part of the Property (north of the LLCFZ). It consists of greywacke interbedded with lenses of conglomerate.

Where the LLCFZ passes through the town of Malartic, it is oriented N320°E, but farther east, it is N280°E-N290°E. The rapid change in the direction of the fault corridor has been interpreted by Gunning and Ambrose (1940) and Eakins (1962) as a bifurcation of the fault zone. The portion of the fault zone oriented N280°E–N290°E has been referred to as the Malartic Tectonic Zone (Sansfaçon and Hubert, 1990). It has a strike length of about 9 km and a width of 600 to 900 m and includes many subordinate faults with subvertical to sub-horizontal orientations.

The portion of the Piché Group volcanic belt that transects the Property is about 650 m wide. The Piché Group rocks are typically bluish-grey and pervasively foliated with numerous veinlets of talc-carbonate. Less altered variants occur as massive, aphanitic to fine-grained serpentinized ultramafic rock.

The Pontiac Group sedimentary rocks on the Property comprise turbiditic greywacke, mudstone and minor siltstone, generally rhythmically banded with beds of variable thickness ranging from about 1 mm to 1 m. These sedimentary rocks typically have well-developed foliation and are dark grey to black, occasionally exhibiting a brownish tint caused by the development of biotite through metamorphism and/or potassic alteration proximal to porphyritic felsic intrusions.

Rocks of the Pontiac Group are intruded by epizonal felsic porphyritic bodies, variously described as syenite, quartz syenite, quartz monzonite, monzodiorite, granodiorite and tonalite. The geometries of these felsic intrusions are highly variable and occur on the Property as sills, dikes, discontinuous lenses or small isolated stocks.

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Figure 7.2 – Stratigraphy of the Canadian Malartic Property

7.3	Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides (Eakins, 1962; Fallara et al., 2000). It extends on a 2 km strike and a width of 1 km (perpendicular to the strike) and from surface to -400 m below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%). The porphyry intrusion pinches out in the Sladen Malartic mine and disseminated mineralization continues in the silicified greywacke, forming a subvertical tabular body (Sladen Extension) that is truncated by the LLCFZ where it intersects the South Barnat Zone and merges into the western extremity of the East Malartic Zone.

Surface drilling by Lac Minerals in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones; Figure 7.3), all expressions of a larger, continuous mineralized system located at depth around the old underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Gouldie mineralized zone occurs approximately 0.5 km southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown. The recently discovered East Gouldie deposit is located 2 km east of the Gouldie mineralized zone.

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The semi-continuous shells of higher-grade mineralization (>1 g/t Au) at Canadian Malartic define an open synformal structure trending N110°E and plunging about N20° to the ESE. This structure closes at the western end of the deposit in the area of the F Zone and has been previously interpreted as a post-mineralization fold structure that has deformed the deposit (Derry, 1939; Derry and Herz, 1948; Fallara et al., 2000). For most of the Canadian Malartic deposit, mineralization along the northern limb of the fold follows the porphyry-greywacke contact. The structure becomes tabular with a steep dip to the south, where the porphyry body pinches out in the Sladen Extension. This extension of the deposit to the east represents the northern limb of the synform. A broad, sporadically mineralized shell of lower grade mineralization (0.2 to 1.0 g/t Au) forms a halo around the main deposit and is associated with potassic alteration.

Alteration in the sedimentary rocks of Canadian Malartic consists of biotite-sericite-carbonate (potassic alteration) overprinted by silica and carbonate. Carbonates include calcite and minor ankerite. Highly silicified zones adopt a “cherty” texture and are commonly brecciated. Potassic alteration in the porphyry consists mostly of alkali-feldspar replacement of plagioclase that is contemporaneous with minor quartz veining. Quartz replacement with minor carbonate also overprints potassic alteration in the porphyry. Late, coarse-grained, quartz-feldspar-muscovite veins mineralized with native gold form relatively small, higher grade stockworks along the northern edge of the deposit (Eakins, 1962; Derry,1939). Retrograde chlorite-calcite alteration of the previous assemblages, particularly the biotite, is found throughout the deposit but is particularly intense along ductile shear zones, forming chlorite-calcite schist.

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Figure 7.3 – Near-surface mineralized zones with the outline of the main Canadian Malartic-Barnat pit

The South Barnat deposit (also identified as the “Barnat deposit” in the context of open pit resource and reserve estimation) is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The portion of this deposit that is originally modelled for surface mining evaluation extends on a 1.7 km strike and a width of 900 m (perpendicular to the strike) and from surface to -480 m below surface. The original South Barnat deposit of Barnat Mines Ltd represents the northwesterly extension of the East Malartic mine. South of the fault contact, gold mineralization occurs as disseminated mineralization and stockwork hosted in potassic-altered, silicified greywacke units of the Pontiac Group. North of the fault, it occurs as disseminated mineralization and stockwork hosted in both potassic-altered porphyry dikes and carbonatized, biotite-rich schistose ultramafic rocks. Porphyry dikes on both sides of the fault, but especially abundant on the north side, contain disseminated mineralization as well as late quartz veins locally containing visible gold. A mineralized zone developed along the Sladen fault connects the Canadian Malartic and the South Barnat deposits.

Figure 7.4 shows typical alteration associated with gold mineralization at Canadian Malartic and Barnat deposits.

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Figure 7.4 – Typical alteration associated with gold mineralization at Canadian Malartic and Barnat deposits. NQ core size

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines mainly along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). The portion of this deposit that is modelled for the underground mining evaluation extends on a 3 km strike and a width of 1.1 km (perpendicular to the strike) and from the bottom of the South Barnat actual pit design to –1,800 m below surface. The old mining infrastructures and stopes follow local and regional fault zones, pyrite-enriched environments, silica-calcite and potassic alteration zones, and porphyritic intrusions. The geological settings are similar to what is found in other areas of the Property, corresponding mainly to the deep extension of the geological context presented above for South Barnat (open pit deposit).

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The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks east of the East Malartic deposit. It extends on a 2 km strike and a width of 500 m (perpendicular to the strike) and from surface to –1,500 m below surface. It is characterized by the presence of a massive porphyritic unit known as the #12 Porphyry. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t Au) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within Porphyry #12, gold mineralization is also associated with other geological features including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7 to 2.0%). The mineralization of the Jeffrey deposit is also associated with the #12 Porphyry in the western extension of Odyssey South Zone. Gold mineralization within the Odyssey and Jeffrey deposits is broadly similar to the style of mineralization associated with porphyry dikes at the South Barnat and East Malartic deposits, which is typically associated with pyrite enrichment and silica-calcite and potassic alteration.

Several other mineralized zones have been documented within the LLCFZ, namely Buckshot, East Amphi, Western Porphyry, Fourax (Figure 7.2 and Figure 7.3), all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

The East Gouldie deposit is located south of the Odyssey deposit and east of the Gouldie deposit (Figure 7.2). As currently defined by drilling, the deposit has a strike length of at least 1.2 km and extends from approximately 500 m below surface to 2 km depth. It is generally constrained in a west-trending high-strain corridor (40 to 100 m true width) that dips approximately 60° north. The high-strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dikes and mafic dikes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The main high grade (>1 g/t Au) auriferous zone is typically 15 m wide (true width) and reaches up to 80 metres. It is actually modelled as one mineralized zone in the west that splits into two separate zones toward the east. The average intercepts grades vary between 2 and 10 g/t gold (Figure 7.5). They are hosted in highly strained intervals of greywacke with 1 to 2% disseminated pyrite with strong silica alteration and moderate sericite and carbonate alteration. Intermediate porphyritic dikes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur — some with visible gold — but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

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Figure 7.5 – East Gouldie gold mineralization

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8.	DEPOSIT TYPES

The origin of gold deposits in the Malartic area is still a subject of controversy. Trudel and Sauvé (1992) favour an epigenetic model with structural and lithological control based on the association of high-grade gold mineralization and deformation zones throughout the camp.

According to Issigonis (1980) and Robert (2001), the gold deposits of the Malartic area are porphyry-related and possibly orthomagmatic in origin. The porphyries are generally considered to be syenitic (alkaline) in composition and of Timiskaming (syntectonic) age (Fallara et al., 2000; Robert, 2001).

Robert et al. (2005) include these deposits in a mineralization style named “disseminated stockwork zones”, which consists of zones of disseminated sulphides as fine, uniform disseminations or bands concentrated along foliation planes. The mineralization is often centred on small, shallow-level intermediate to felsic porphyry intrusions, many of which were emplaced in clastic sedimentary rocks.

Helt et al. (2014) adopted a magmatic-hydrothermal model that calls for the exsolution of an ore fluid from monzodioritic magma at mid-crustal levels. Gold is deposited during the fluid’s ascent while host rocks endured potassic, carbonate, sulphide and silica alteration. Thus, the porphyritic rocks that host some of the mineralization were not the source of the fluids. Instead, their contacts with Pontiac greywacke and Piché mafic and ultramafic rocks provided contrasts in competency that helped focus the mineralizing fluids.

More recently, De Souza et al. (2019) describe the Canadian Malartic deposit as a mesozonal stockwork-disseminated replacement-type deposit formed within an orogenic setting where the variable geometry, rheology and composition of the various intrusive and sedimentary rocks have provided strain heterogeneities and chemical gradients for the formation of structural and chemical traps that host the gold. This study suggests that the mineralized intrusions of the Canadian Malartic mine area have played an essentially passive role in the mineralization processes.

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9.	EXPLORATION

Exploration work by Canadian Malartic GP since acquiring the Property in 2014 has focused mainly on exploration drilling. The significant exploration results that are material to this Technical Report were obtained by surface core drilling. This work and resulting interpretations are summarized in Sections 10 and 14 of this Technical Report.

In December 2019, a high-resolution heliborne magnetic susceptibilty survey was flown by GeoData Solutions GDS Inc. over the eastern part of the Property (Figure 9.1). The survey covered 251 line-km with a 50 m spacing between the lines (D’Amours, 2019). The results were merged with historical geophysical data from the area; a portion of the Fugro airborne survey (2006) and a compilation of ground survey data from the Midway Property Group (Table 6.8).

The purpose of the survey was to provide consistent magnetic coverage over the area of interest with enough resolution to support the geological and structural interpretation of this segment of the LLCFZ.

Figure 9.1 – Location of the airborne magnetic survey grid on the Property

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10.	DRILLING

Since the beginning of the partnership in 2014, Canadian Malartic GP’s drilling programs have mainly focused to the east of its mining operation on three main targets: The Odyssey, the East Malartic and the East Gouldie deposits. The drilling programs on the Odyssey target were supervised by the Regional Exploration Department (“Regional Exploration”) while the drill programs on the East Malartic and East Gouldie targets were supervised by the Mine Exploration Department (“Mine Exploration”). The Regional Exploration also conducted drilling programs on the Rand, the East Amphi, the Radium- Nord Properties and on the Midway Property Group (Figure 4.2). The location of the main mineralized zones covered by these exploration programs are presented on Figure 10.1.

In addition, Regional Exploration compiled a database of historical underground drill holes by digitizing all available paper logs from the East Malartic, Sladen and Barnat mines.

Both departments worked from Canadian Malartic GP’s Regional Exploration Office near the mine site.

Figure 10.1 – Plan view and longitudinal cross-section of the main mineralized zones on the Property

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10.1	Methodology and Core Logging Procedure

Since 2014, core drilling has been performed with NQ size (47.6 mm core diameter) using conventional surface drill rigs. The drilling programs have been run by several drilling contractors, with the main contractors being:

•	Spektra Drilling (Val-d’Or) for Regional Exploration 2014 and 2015 programs

•	Nordik Drilling (Val-d’Or) and several subcontractors for Regional Exploration 2015 to 2020 programs and for Mine Exploration 2018 to 2020 programs

•	Orbit-Garant Drilling (Val-d’Or) and sub-contractors for Mine Exploration 2017 program

Each hole collar location is spotted in the field with a differential GPS Leica Viva GS-15. The drill is aligned under the field supervision of Canadian Malartic GP’s geologists or technicians. In 2014, drills were aligned using wooden pickets for the back sights or front sights (using GPS Leica Viva GS-15). For most of 2015, an APS (Azimuth Pointing System) instrument was used for alignment while the Reflex TN-14 GyrocompassTM is used since September 2015.

Downhole orientation measurements are typically taken by a gyroscopic tool (Reflex GyroTM by Reflex Instruments Inc.) every 10 m. Downhole surveys are performed by Canadian Malartic GP’s field technicians or occasionally by surveyors employed by Corriveau J.L. & Assoc., and the survey data is uploaded to Canadian Malartic GP’s server. However, since 2019, the downhole surveys for the Mine Exploration are performed as drilling progresses by the drilling contractors. Measurements are taken every 10 to 24 m and the data transferred via a secure, cloud-based server (IMDEXHUB-IQ) connected with the measuring device (Reflex EZ-Gyro). After quality control inspection, the data is uploaded to Canadian Malartic GP’s database.

Since 2019, the Reflex ACT III Tool is used by Mine Exploration to get oriented core on all drill holes targeting the East Gouldie Zone. The instrument is operated by the drill crew and is typically used on the interval starting 200 m before the mineralized zone to the bottom of the hole.

After the drill rig has been demobilized, the final collar coordinates are surveyed with a differential GPS Leica Viva GS-15. The casings are covered with a steel cap and a steel marker showing the collar identification. Whenever possible, the casings are kept unless they are in the vicinity of planned mining infrastructure in which case they are removed before construction begins. If required, the holes are plugged and cemented to prevent water from infiltrating any potential future underground workings. This information is recorded in the drill hole database.

During drilling, the core is placed in standard wooden core boxes and every 3 m run is marked with a labelled wooden block. Each full core box is secured with a cover and labelled with the hole ID and a sequential box number. The core boxes are delivered by the drilling contractor at the end of the shift or once a day to Canadian Malartic GP’s core shack at the Regional Exploration Office.

The Regional Exploration Office is secured by a fence. Access is limited to authorized personnel only, and is controlled with keys or magnetic cards. The facility is monitored by video cameras, and inspection rounds are performed on a regular basis by security guards outside regular working hours.

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At the core shack, the “from-to” in every core box is measured, and the information recorded in the logging software (GeoticLog for Regional Exploration and GEMS Logger for Mine Exploration) connected to databases on Canadian Malartic GP’s on-premise server. The databases are backed up regularly by Canadian Malartic GP’s IT department. Core logging is performed by professional geologists and occasionally by geologists-in-training under the supervision of professional geologists — all registered with the OGQ. Geological observations (lithologies, alterations, structures, mineralization), core recovery and RQD are entered in the databases following a documented procedure. Recovery and RQD are measured by experienced technicians and are calculated for each 3 m run. In 2019, near-infrared spectral measurements were also taken on some intervals of the East Gouldie drill holes by trained technicians. Photographs of the core are taken once the geologist has completed the description and sample identification tasks. Each photo is associated with the drill hole interval and stored on Canadian Malartic GP’s server. Each box is labelled with the hole ID, box number and meterage on a metal tag stapled to the box. Core boxes are stored in steel racks at the Regional Exploration Office.

10.2	Drilling by Canadian Malartic GP

From 2014 to the end of 2020, 1,019 holes (or wedge holes) were drilled for a total of 708,013 m: 559 holes for 362,655 m by the Regional Exploration and 460 holes for 345,359 m by the Mine Exploration. The average core recovery rates were higher than 95%.

Table 10.1 summarizes drilling by area, department and year on the Property.

Figure 10.2 shows the location of Regional Exploration holes by year on the Odyssey deposit and Rand property.

Figure 10.3 and Figure 10.4 show the distribution of Mine Exploration pierce points in the East Malartic and East Gouldie deposits.

10.2.1    Regional Exploration Drilling

The Regional Exploration drilling program from 2014 to 2020 mainly focused on the Odyssey deposit. Drilling was also completed on the Rand, East Amphi, Radium-Nord Properties and the Midway Property Group.

10.2.1.1    Odyssey Deposit

The Odyssey deposit was the focus from 2014 to 2018. The objectives were to extend the mineralized zones, perform infill drilling, and follow up on new discoveries.

In 2014-2015, the program successfully extended the Odyssey North and Odyssey South zones eastward and discovered the Marianne Zone.

In 2016, the drilling results continued to extend the Odyssey zones to the east and successfully identified a new zone of interest, the Jupiter Zone. Several holes also hit additional discrete mineralized zones inside the #12 Porphyry. This program led to an updated model of the known zones while new intercepts supported the interpretation of the Voyager Zone, a flat mineralized structure located southward of the #12 Porphyry and presently identified over a distance of 1,600 m at a depth of -400 m from surface. Additional drilling defined the limits of the Odyssey North Zone, yielding a new strike length of 1,700 m and vertical depth of 1,000 m, corresponding to the portion of the #12 Porphyry cut by the steep, south-dipping Sladen Fault. In the meantime, the 117 Project was initiated by extending two holes from the Odyssey deposit to explore the area north of the Odyssey North Zone.

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In 2017, infill drilling started on the Odyssey North Zone. Exploration continued to improve the Jupiter Zone and the Odyssey South Zone models. The upper-western extension of the Odyssey North Zone was also targeted by the extension of some holes initially drilled to define the Jeffrey Zone. The 117 Project resumed, using existing deep holes in the #12 Porphyry.

In 2018, infill drilling continued for the Odyssey South Zone on a 50 m grid, except the eastern third of the zone where a 100 m grid was used. Drilling also extended the zone towards surface and helped define the western extension of the zone.

The 2019 drilling program took place in the easternmost part of the Odyssey Project. Following the acquisition of the Rand Property, exploration began in the boundary area of the #12 Porphyry. Additional drilling was also directed to the Marianne Zone after a revised interpretation provided new targets for potential extension.

Table 10.1 – Summary of Canadian Malartic Property drilling (2014-2020)

		New holes		Hole extensions		Wedge holes
Department/ Area	Year	Number of holes	Length (m)	Number of holes	Length (m)	Number of holes	Length (m)	Total Length (m)
Regional Exploration: Odyssey 117 Project	2014	4	2,396	0	0	0	0	2,396
	2015	37	33,137	6	2,420	1	305	35,862
	2016	102	92,728	4	1,867	49	24,791	119,386
	2017	91	70,087	9	2,840	35	12,891	85,818
	2018	102	53,312	11	5,493	13	5,222	64,027
	2019	12	6,429	0	0	0	0	6,429
	Total	348	258,089	30	12,620	98	43,209	313,918
Regional Exploration: Rand Property	2019	31	14,798	0	0	0	0	14,798
	2020	50	15,677	1	199	0	0	15,875
	Total	81	30,475	1	199	0	0	30,673
Regional Exploration: Midway Property Group	2017	8	4,686	0	0	3	1,386	6,072
	2018	7	2,664	0	0	0	0	2,664
	2019	0	0	0	0	0	0	0
	2020	2	756	0	0	0	0	756
	Total	17	8,106	0	0	3	1,386	9,493

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		New holes		Hole extensions		Wedge holes
Department/ Area	Year	Number of holes	Length (m)	Number of holes	Length (m)	Number of holes	Length (m)	Total Length (m)
Regional Exploration: East Amphi and Radium-Nord	2019	0	0	0	0	0	0	0
	2020	12	7,441	1	1,129	0	0	8,570
	Total	12	7,441	1	1,129	0	0	8,570
Total Regional Exploration:		458	304,111	32	13,948	101	44,596	362,654
Mine Exploration: East Malartic	2017	72	53,651	4	985	12	4,765	59,400
	2018	87	70,484	5	1,476	23	8,729	80,690
	2019	5	4,003	3	1,495	10	7,118	12,616
	2020	2	2,771	0	0	0	0	2,771
	Total	166	130,909	12	3,956	45	20,612	155,477
Mine Exploration: East Gouldie	2018	3	3,537	1	1,021	1	440	4,999
	2019	33	48,836	3	3,156	27	17,770	69,761
	2020	41	50,534	2	1,428	65	45,385	97,348
	Total	77	102,908	6	5,604	93	63,596	172,107
Mine Exploration: Odyssey	2020	7	2,936	0	0	0	0	2,936
	Total	7	2,936	0	0	0	0	2,936
Mine Exploration: Geotechnical Metallurgical And Others	2017	12	2,862	1	46	0	0	2,909
	2018	17	4,562	0	0	9	1,290	5,853
	2019	24	3,417	1	154	4	339	3,910
	2020	5	424	0	0	1	1,743	2,167
	Total	58	11,266	2	201	14	3,372	14,838
Total Mine Exploration		308	248,019	20	9,761	152	87,579	345,359
Total Property		766	552,130	52	23,708	253	132,175	708,013

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Figure 10.2 – Map of Exploration Department drill holes from 2014 to 2020

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Figure 10.3 – Distribution of Mine Exploration Department pierce points from the 2017-2018 drilling programs in East Malartic (longitudinal view looking north)

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Figure 10.4 – Plan view and cross-section showing the 2018-2020 pierce points in the East Gouldie zone

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10.2.1.2 Rand Property

Exploration drilling started in 2019 on the Rand Property (Figure 10.2). The drilling program targeted the eastern extensions of the main structures identified at Odyssey, namely: #12 Porphyry, the Pontiac-Piché contact and the LLCFZ.

Historical holes on the #12 Porphyry supported the interpretation of the near-surface eastern extension and a possible connection with the #39 Porphyry. Although drilling confirmed the eastern extension of the #12 Porphyry over a distance of 200 m, no significant mineralization was found. The most significant results were found north of the #12 Porphyry in contact zones between porphyry dikes and the amphibolitized volcanic host rock. The two main gold occurrences are from hole RD19-4603, which returned 10.58 g/t Au over 5.00 m and 14.70 g/t Au over 7.80 m (Table 10.2). Additional holes in the area in 2020 did not return significant values.

The Pontiac-Piché contact, known to host a porphyry dike (South Porphyry) with anomalous values, was only tested historically at shallow depth. During 2019, the zone was drilled northward from the Pontiac sedimentary rocks to end in the Piché ultramafic volcanic rocks. Although no significant values were returned, the observations of its geometry showed that the intrusion thickens at depth and dips more shallowly to the north in its eastern portion.

The area surrounding the #39 West, #39 East and #67 zones (Figure 10.2) was also tested to assess the potential for near-surface mineral resources. The best result from the 2019 holes was in RD19-4623, which returned a 16.0 m interval at 1.78 g/t Au from the #39 West Zone (Table 10.2). Drilling of the area was also completed in 2020, however, except for the up-dip extension of the #67 Zone, no significant zone of mineralization was identified near surface.

The LLCFZ target is defined by the sheared portion (up to 100 m wide) of the Piché Group in contact with the Cadillac sedimentary rocks on the Rand property. Ten holes drilled in 2019 and 2020 on this deformation zone encountered deformed and fractured gabbro dikes near or within the fault zone. The only anomalous values were found in the northwestern portion of the property.

The North Porphyry (included in the LLCFZ) and the Central Porphyry (located in the middle of the Piché Group) were also tested in 2019 and 2020 but only the Central Porphyry returned values of interest, at its western end. Anomalous values were also encountered in 2020 at the Mount Rand target, located on a small hill just north of the LLCFZ where weak gold grades associated with sulphide mineralization are hosted by a conglomerate unit in silicified zones.

10.2.1.3 Midway Property Group

The Midway property hosted the former Malartic Goldfields mine and is located at the eastern end of the Property (Figure 4.2). In 2017 and 2018, Regional Exploration completed a drilling program targeting the extensions of known mineralized trends of the Malartic Goldfields mine: Mine #1 and Mine #2.

Due to the poor rock quality in the LLCFZ, only one hole was completed in its original NQ-size among those that reached the fault. Other holes were either suspended or downsized to BQ. All holes failed to return significant gold values.

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In 2018, drilling was carried out east of the Malartic Goldfields mine, targeting a magnetic trend from the end of the Chabela Zone to the Dubuisson Goldfields area. The deformation corridor with strong alteration was observed but lacking silica and gold values. Porphyry dikes with disseminated pyrite and quartz veins were observed, but also failed to return significant gold values. One drill hole returned values of interest on a short interval showing strongly altered porphyry and significant quartz-tourmaline veining. It is interpreted to be the near-surface expression of the dike hosting the Dubuisson Goldfields prospect. No follow up drilling was done.

There was no drilling in 2019 on the Midway Property. In 2020, two holes near the Piché-Harvey zone were drilled and identified the targeted porphyries but failed to return significant gold values.

10.2.1.4    East Amphi & Radium-Nord properties

Drilling was initiated for the first time in 2020 by the Regional Exploration on East Amphi and Radium-Nord properties, in the northwestern portion of the Property (Figure 4.2). At East Amphi, drilling targeted the Nessie zone (formerly known as the Deep Schist zone by previous owners) and returned some intervals of interest that mainly extended the zone at depth. A geologically similar mineralized zone was also intersected 80 m south of the Nessie zone which returned a downhole interval of 3.55 g/t Au (uncut) over a core length of 19.50 metres (EA20-4184) (Table 10.2). This discovery, now referred to as the Kraken target, is hosted by amphibolitized ultramafic rocks and spatially associated to a deformation zone oblique to the LLCFZ.

Drilling at depth of the Radium gold zone also returned significant gold values and confirmed its modelled geometry. All the above-mentioned zones remain open.

Table 10.2 – Intercepts of interest – Regional Exploration

	Collar Location
Hole ID	UTM E (m)	UTM N (m)	Elev (m)	Dip (°)	Az (°)	From (m)	To (m)	g/t Au
RD19-4603	719,500	5,333,655	316	-48.1	002.2	551.7	559.5	14.70
						529.0	534.0	10.58
RD19-4623	719,552	5,334,311	307	-44.3	199.3	244.5	260.5	1.78
EA20-4184	711,404	5,336,658	322	-60.3	041.9	524.3	543.5	3.55

10.2.2       Mine Exploration Drilling

10.2.2.1    East Malartic Deposit

In the fourth quarter of 2016, a drill hole data compilation (done by the Regional Exploration) from the former East Malartic, Barnat and Sladen mines allowed the Mine Exploration to model four mineralized zones — namely East Malartic, South Barnat, Sheehan and Sladen — on a strike of 3.3 km in the east-west direction centered on the Malartic Tectonic Zone around the historical underground working.

In 2017, a drilling program was initiated to increase confidence in the location and the assay results of the historical drill holes, targeting higher-grade portions of the four main zones at 100 m drill hole spacing. Several drill holes at wider spacing also tested possible extensions of the mineralized envelopes down to 900 m below surface. In addition, three exploration holes were drilled targeting the Sladen Fault at depth below the pit.

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Overall, every hole of the 2017 program helped to confirm the geometry and grade of the model. The location of historical underground voids was also locally confirmed. The potential of the East Malartic deposit was therefore validated and justified further infill drilling as well as exploration for lateral and deep extensions of the known mineral envelopes.

The infill program of 2018 returned significant results and contributes to the current East Malartic resource model. Deep wedge holes were also drilled during 2018 to test deep structural targets along the Sladen fault. These exploration holes intercepted two significant new structures: South Sladen and East Gouldie. These mineralized structures hosted in silicified and sulphidized sedimentary rocks were not intercepted in the Sladen fault itself but preliminary follow-up drilling results suggested significant continuity of the newly discovered zones warranting further exploration (see below).

10.2.2.2 East Gouldie and South Sladen

The 2019-2020 Mine Exploration drilling programs targeted the two discoveries identified in late 2018: The East Gouldie and South Sladen zones.

The 2019 drilling program on East Gouldie targeted the lateral and vertical extensions of the mineralized corridor using a wide spacing (150-300 m). By the end of 2019, 47 pierce points (from mother holes and wedge holes) intercepted the mineralized envelope over 1.8 km in an east-west direction, ranging in elevation from 800 m to 2.0 km below surface. These significant results allowed mineral potential evaluation of the East Gouldie Zone and the definition of an infill drilling program. In 2020, 75 drill hole intervels (from mother holes and wedge holes) were added to the East Gouldie deposit and allowed for resource estimation presented in Section 14. The drill program for 2021 targets a 75 m drill hole spacing in higher-grade areas combined with a few exploration holes in the corridor extensions.

The 2019 follow-up program at South Sladen consisted of extending or wedging previous drill holes to test the continuity of this newly identified mineralized zone. The program was a success as the mineralized envelope was identified over 500 m in an east-west direction, but its geometry remains uncertain. There was no additional drilling targeting South Sladen in 2020 and none is planned for 2021.

10.3	Conclusion

The QPs responsible for this section of the technical report are of the opinion that the logging and recording procedures are comparable to industry standards. There are no other known drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of results.

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11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

This section describes the sample preparation, analysis, and security protocols for Canadian Malartic GP’s diamond drilling programs, specifically the exploration projects run by Regional Exploration since June 2014 and the development drilling programs run by Mine Exploration since February 2017.

Mine Exploration’s procedures were established in 2017 based on Regional Exploration’s procedures, and both departments have followed roughly the same procedures since then.

11.1	Core Handling, Sampling and Security

The drill core is placed into wooden core boxes at the drill site. At the end of each drill run, a wooden block is inserted with the depth of the hole written on it. Each box is labelled with the hole/box number and closed with metal strapping. The drilling crew trucks them daily to Canadian Malartic GP’s secure core storage and logging facility (core shack) on the Property.

At the core shack, the boxes are opened and inspected by Canadian Malartic GP’s staff to ensure the box numbers and meterage are correctly identified. The geologist looks for anomalies in the core box (misplaced core, ground rock, footage block error) that could affect the meterage of the hole, and it is corrected in case of an error.

Once the meterage work is complete, the geologist provides a thorough description of the core. Following existing Quality Assurance/Quality Control (“QA/QC”) protocols, the geologist inserts the corresponding sample labels at the correct meterage (the “from” distance of the sample) as well as the QA/QC identification tags, before photographing the wet core. Each label is divided into two identical number tags, one placed inside the sample bag and the second stapled to the core box. All samples are assigned a unique sample number. Samples are typically between 0.8 m and 1.5 m, although shorter sample lengths between 0.5 m and 0.8 m have been allowed since 2018.

Canadian Malartic GP’s staff then bring the core boxes to the splitting room. The saw operator saws the core in half according to the limits marked by the geologist and to the labels in the boxes. One half of the sawed core sample is placed in a numbered bag, and the other half stays in the box for future reference and is stored outside in the core racks. An inventory list is updated daily to ensure the core boxes are easily accessible.

QA/QC samples are inserted as directed by the geologist using the tags in the boxes. A list is made by the geologist showing the meterage, the number of samples and the QA/QC sample meterage and type.

To prevent mistakes, the technician provides the supervisor with a daily report that shows the number of samples and QA/QC types ready to ship to the external laboratory. The supervisor reviews the list and validates its conformity by comparing it to the geologist’s sampling list.

The samples are packed in batches of 10 into a jute bag that is secured by a plastic padlock with a registered serial number. A detailed list is emailed to the laboratory. The laboratory checks that the number of samples received matches the list, as well as the barcode. If discrepancies are observed by the laboratory, Canadian Malartic GP is immediately contacted before the batch is assayed.

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The rejects and pulps from the samples are returned to the Regional Exploration Office after the QA/QC has been reviewed by Regional Exploration or Mine Exploration staff. This material is stored in a locked facility for future reference.

11.2	Laboratories Accreditation and Certification

The International Organization for Standardization (“ISO”) and the International Electrotechnical Commission (“IEC”) form the specialized system for worldwide standardization. ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories sets out the criteria for laboratories seeking to demonstrate that they are technically competent, are operating an effective quality system, and are able to generate technically valid calibration and test results. The standard will form the basis for the accreditation of competence of laboratories by accreditation bodies. ISO 9001 is for management support, procedures, internal audits and corrective actions. It provides a framework for existing quality functions and procedures.

All the samples of the 2014 to 2020 programs were submitted to ALS Geochemistry (“ALS”) in Val-d’Or, Québec, which acted as the primary laboratory for all assaying. ALS occasionally used other laboratories belonging to the ALS Global Group. ALS has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS is a commercial laboratory independent of Canadian Malartic GP.

Over the years, three different laboratories were used for external check assays on pulps as summarized in Table 11.1. All secondary laboratories used since 2014 are commercial laboratories independent of Canadian Malartic GP.

Table 11.1 – Summary of laboratories used for external assay checks on pulps

Laboratory	Location	Accreditation	Regional Exploration Programs	Mine Exploration Programs
SGS Canada	Burnaby, British Columbia	ISO/IEC 17025	2014 to 2017	2019 and 2020
TSL Laboratories	Saskatoon, Saskatchewan	ISO/IEC 17025	2017 to 2020	2018 and 2019
Technilab S.G.B. Abitibi Inc.	Ste-Germaine-Boulé, Québec	ISO/IEC 17025		2017 and 2018

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11.3	Laboratory Preparation, Assays and Measurements

11.3.1    Sample preparation and gold assays

•	Samples are received, sorted, and logged (LOG-21) into the ALS LIMS program.

•	Samples are dried (DRY-21, if necessary) and weighed (WEI-21).

•	Samples are crushed (CRU-31), +70% passing a 2 mm screen.

•	Crushed samples are split (SPL-21) to 250 g using a riffle splitter.

•	Samples are pulverized (PUL-31) to +85% passing a 75 µm screen (Tyler 200 mesh).

•	A 50 g pulp aliquot is analyzed by fire assay (“FA”) and atomic absorption spectrometry (“AAS”) (Au-AA24).

•

For samples returning results higher than 10 g/t Au, a second 50-g pulp sample is assayed by FA with a gravimetric finish (Au-GRA22). The Au-GRA22 value is considered the official result in the database.

•

Samples containing visible gold (or returning results higher than 10 g/t Au from 2017 to mid-2018 for Regional Exploration samples) are analyzed by metallic sieve (SCR24). Sample pulps (up to 1 kg) are passed through a 100 µm (Tyler 150 mesh) stainless steel screen. The material remaining on the screen (+100 µm) is retained and analyzed in its entirety by FA with gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (-100 µm) is homogenized, and two subsamples (50 g) are analyzed by FA with AAS finish (Au AA26 and Au AA26D). The average of the two AAS results is taken and reported as the Au (-) fraction. All three values are used to calculate the combined gold content of the plus and minus fractions.

11.3.2    Multi-element assaying

Multi-element assaying is performed on selected samples by aqua regia with an ICP-AES finish. The pulp is digested in aqua regia for 45 minutes in a graphite block. After cooling, the solution is diluted to 12.5 ml with demineralized water, mixed and analyzed by plasma atomic emission spectrometry. The results are corrected for spectral interference between elements.

11.3.3    Specific gravity measurements

A standard water immersion method on core samples (OA-GRA08) was originally used for specific gravity (“SG”) measurements but the pycnometer on 3-g pulp samples (OA-GRA08b) has been used since the end of 2018. A results comparison between the two methods showed no bias.

For Regional Exploration, a total of 266 SG measurements were taken on samples from the Odyssey area between 2014 and 2018. For Mine Exploration, a total of 1,639 samples were selected mainly from the East Malartic and East Gouldie areas for SG measurements between 2017 and 2020. Samples were taken from various lithologies (porphyry, gabbro, mafic intrusive, intermediate intrusive, felsic intrusive, ultramafic volcanic, schist, sedimentary, quartz vein and aplite), various alteration types (potassic, biotite, carbonate, chlorite, hematite, silica, sericite, amphibolite, leucoxene, talc) and mineralization.

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11.4	Quality Assurance and Quality Control

Canadian Malartic GP’s QA/QC program includes a routine insertion of certified reference materials (“CRMs” or, standards), blanks and duplicates, as well as an external duplicate assay check (“check assay”). One standard is included every 20 samples, and one blank and one coarse duplicate every 50 samples (since 2016). In 2014 and 2015, the coarse duplicated insertion rate was one duplicate every 25 samples. Additional blanks and coarse duplicates are typically inserted in the mineralized zones.

The QA/QC program does not include a systematic field duplicate control.

From 2014 to 2020, 409,888 samples were sent for analysis with an addition of 55,489 QA/QC samples inserted in the sample stream. A summary by QA/QC type of the sample insertion rates used by Regional Exploration and Mine Exploration is presented in Table 11.2.

Table 11.2 – Summary of insertion rates for Regional Exploration and Mine Exploration QA/QC samples

	Regional Exploration 2014-2020		Mine Exploration 2017-2018		Mine Exploration 2019-2020
Type	Number of Samples	Insertion rate	Number of Samples	Insertion rate	Number of Samples	Insertion rate
Standards	9,228	5.2%	4,377	5.4%	8,200	5.4%
Duplicates	4,041	2.3%	1,966	2.4%	3,620	2.4%
Blanks	4,553	2.6%	2,063	2.6%	3,558	2.4%
Check assays	9,536	5.3%	2,566	3.2%	1,781	1.2%
Total	27,358	14.6%	10,972	13.6%	17,159	11.4%

Regional Exploration mainly Odyssey deposit; Mine Exploration 2017-2018 mainly East Malartic deposit and 2019-2020 Mainly East Gouldie deposit. Assay results from External Lab (Nov.-Dec. 2020 – Mine Exploration) are pending.

11.4.1    Certified reference materials (standards)

Standards are used to detect any problem with specific sample batches and/or any possible long-term biases in the overall dataset. The CRMs were purchased from CDN Resource Laboratories Ltd., except in 2020 when certified custom standards were used in addition to the purchased CRMs. The 2020 custom standards were also prepared by CDN Resource Laboratories Ltd. and used by Mine Exploration.

Inserted standards results must pass the standard deviation (“SD”) test. Standards results exceeding ±3SD, or consecutive standard results exceeding ±2SD within the same certificate, are systematically flagged and re-runs are requested for a sequence of 10 to 20 samples around the fail standards. Since 2020, the standard results exceeding ±3SD for Mine Exploration are systematically reported to the laboratory. Following these notifications, the laboratory initiates a detailed investigation of the incident, re-runs samples if necessary and provides a report of the investigation and corrected results (when applicable). QA/QC data are inspected on a day-to-day basis upon receiving the assay certificates, while QA/QC reports are typically generated monthly to quarterly.

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From 2014 to 2020, a total of 9,228 CRM samples were submitted by Regional Exploration using 24 different CRMs covering gold grades between 0.3 and 9.3 g/t Au. Overall, 1.85% of the CRMs failed the ±3SD test: 213 batches of samples were re-assayed and 208 returned satisfactory results.

For Mine Exploration, a total of 4,377 CRM samples from 14 different CRMs were submitted in 2017-2018, and 8,200 CRM samples from 17 different CRMs in 2019-2020. In 2017-2018, 4.1% of the CRM samples failed the ±3SD test compared to 2.7% in 2019 and 5.6% in 2020. For 2020, 2.6% of the fails were related to a low-grade custom standard likely insufficiently homogenized. Overall, fails (±2 and ±3 SD) led to pulp re-assaying of 194 batches in 2017-2018, 224 batches in 2019 and 344 in 2020. Results usually came back within the same range of values. Between 2017 and 2020, 19 additional requests for re-assays on rejects were produced, four new certificates were emitted, and two requests still have pending results.

The QPs responsible for this section of the Technical Report consider the QA/QC program for monitoring accuracy using standards to be reliable and valid based on the results.

11.4.2    Blank samples

Potential contamination during preparation is monitored by the routine insertion of “blank” samples that follow the same preparation and analytical methods as drill core samples. Canadian Malartic GP uses crushed calcareous stone produced commercially for multiple industrial or domestic uses. The acceptable limit is 0.02 g/t Au for Regional Exploration and 0.025 g/t Au for Mine Exploration, while the detection limit is 0.005 g/t Au.

Regional Exploration’s standard procedure also stipulates that following a visible gold sample, the acceptance limit becomes 1% of the visible gold value sample + 3x the detection limit. From 2016 to 2018, for any blank failure flagged, a re-run was requested for a minimum of five samples in the certificate on either side of the failed blank sample. Since 2018, no re-runs have been requested due to a failed blank sample. If contamination was suspected, the laboratory was advised and asked to investigate.

Mine Exploration’s standard procedure is to request a re-run for a minimum of five samples in the certificate on either side of the failed blank sample, along with a new certificate if necessary.

Between 2014 and 2020, a total of 4,553 blanks were submitted by Regional Exploration. Of them, 97.5% returned a result below 0.02 g/t Au, 4x the detection limit of 0.005 g/t Au (Figure 11.1a). Nineteen samples (0.4% of the samples) showed a result higher than 0.10 g/t Au, demonstrating a low level of potential contamination. Following a visible gold sample, a total of 30 failures (0.66%) were recorded. The re-run results returned similar values to the original. Subsequently, the original results were kept in the database.

For Mine Exploration (2017-2020), a total of 5,621 blanks were submitted. Of these, 93.6% came back with an assay result below 0.01 g/t Au (twice the detection limit of 0.005 g/t Au). Only 53 samples (0.94%) showed an assay result higher than 5x the detection limit (0.025 g/t Au) (Figure 11.1b).

The QPs responsible for this section of the Technical Report consider the QA/QC program for monitoring contamination using blanks to be reliable and valid based on the results.

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A
Regional Exploration - Blank results - 2014 to 2020
Acceptance limit
Detection limit
g/t Au
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
2014-01-01
2015-01-01
2016-01-01
2016-12-31
2017-12-31
2018-12-31
2019-12-31
2020-12-30

B
Mine Exploration - Blank results - 2017 to 2020
Acceptance limit
Detection limit
g/t Au
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
13-03-17
29-09-17
17-04-18
03-11-18
22-05-19
08-12-19
25-06-20

MINE CANADIAN MALARTIC

Source: MCM, December 2020

Figure 11.1 – Performance of blanks for Regional Exploration (A) and Mine Exploration (B)

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11.4.3    Coarse Duplicates

Canadian Malartic GP used coarse duplicates to address the representativeness of the results. At every 25 or 50 samples, the laboratory takes two different 250-g fractions from the crushed samples and follows the same process for the pulverization and assaying. Since 2018, Regional Exploration coarse duplicate samples were requested only for the infill drilling of the Odyssey South Zone. For Mine Exploration, the coarse duplicate assaying (as described above) is a standard procedure.

Since 2014, Regional Exploration requested 4,041 coarse duplicate assays. The mean of the re-assays was 0.286 g/t, whereas the mean of the original assays was 0.286 g/t with a correlation coefficient of 95% (Figure 11.2a).

From 2017-2020, Mine Exploration requested 5,586 coarse duplicates assays. The mean of the duplicates was 0.456 g/t Au whereas the mean of the original assays was 0.450 g/t Au with a correlation coefficient of 94% (Figure 11.2b).

These results demonstrate the ability of the laboratory to reproduce the global average despite discrepancies in individual assays.

11.4.4    Check Assays

To assess the assay accuracy of the primary laboratory, pulp samples from the mineralized sections are routinely collected and sent to a secondary laboratory every quarter (Table 11.1).

From 2014 to 2020, a rate of 5% of the pulp samples were sent to the secondary laboratory by Regional Exploration. Between 2014 and 2017, 2,477 pulp samples were sent to SGS. The overall results show a mean grade of 0.643 g/t Au compared to the original mean of 0.636 g/t Au, with a correlation coefficient of 96%. For the 2017 to 2020 check assay samples sent to TSL, the overall results showed a mean grade of 1.927 g/t Au compared to the original mean of 1.864 g/t Au, with a correlation coefficient of 95%. A scattered plot of 2014 to 2020 Regional Exploration check assays is presented at Figure 11.3a.

Between 2017 and 2020, 20% of assay samples returning a grade higher than 0.7 g/t Au were submitted by Mine Exploration for re-assay at a secondary laboratory (representing 1.9% of all assays). In 2017-2018, 2,566 pulp samples were sent to Techni-Lab, and to TSL for pulp duplicate checks. The overall results show a mean grade of 2.37 g/t Au compared to the original mean of 2.33 g/t Au, with a correlation coefficient of 99%. In 2019-2020, 1,781 pulp samples were sent to TSL and SGS (Val-d’Or) for pulp duplicate checks. The mean of the duplicates is 3.04 g/t Au, while the mean of the original assays is 2.98 g/t Au with a correlation coefficient of 90%. A scattered plot of 2017 to 2020 Mine Exploration check assays is presented at Figure 11.3b.

These results demonstrate that the check assays for the Property support the validity and reliability of the data.

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A
Regional Exploration - Coarse duplicates vs Original assays - 2014-2020
+20%
-20%
Duplicate (g/t Au)
Original (g/t Au)

B
Mine Exploration - Coarse duplicates vs Original assays - 2017-2020
+20%
-20%
Duplicate (g/t Au)
Original (g/t Au)

MINE CANADIAN MALARTIC

Source: MCM, December 2020

Figure 11.2 – Scattered plot of coarse duplicates for Regional Exploration (A) and Mine Exploration (B)

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A
Regional Exploration - Pulp Re-Assays Checks - 2014 to 2020
Duplicate (g/t Au)
Original (g/t Au)
+20%
-20%
TSL
SGS

B
Mine Exploration - Pulp Re-Assay Checks - 2017 to 2020)
Duplicate (g/t Au)
Original (g/t Au)
+20%
-20%
Technilab
TSL
SGS

MINE CANADIAN MALARTIC

Source: MCM, December 2020

Figure 11.3 – Check versus original assays of pulp duplicates for Regional Exploration (A) and Mine Exploration (B)

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11.5	Conclusions

A total of 465,377 samples (including QA/QC samples) were submitted for analysis from 2014 to 2020. The QPs responsible for this Section of the Technical Report are of the opinion that the sample preparation, analysis, QA/QC and security protocols for the Property follow generally accepted industry standards, and that the data is of sufficient quality, is reliable and can be used for mineral resource and mineral reserve estimation as described in Sections 14 and 15 of this Technical Report.

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12.	DATA VERIFICATION

This section covers the data verification of the diamond drill hole database used for the 2020 MRE. The Property database comprises six different databases composed of data gathered by Canadian Malartic GP and by multiple previous owners since 1928. The databases are grouped into two categories: open pit projects and underground project.

Data verification by the QP responsible for this section of the Technical Report, an employee of Canadian Malartic GP, included several visits to the drill rigs and core shack, as well as a review of information on mined-out areas and the data for selected drill holes (assays, QA/QC program, downhole surveys, lithologies, alteration and structures) as part of his role and responsibilities.

All the Property databases contain the collar information, down-hole survey data, assay results and geological description (lithology, alteration, structure).

12.1	Historical Work (Previous Owner)

Several database validations, verifications and audits were completed prior to Canadian Malartic GP’s acquisition of the Property (Gervais et al., 2014; Robert Sansfaçon, personal communication, 2010-2014). Once these processes were completed, the historical databases were locked to prevent any changes. As part of the validation for the 2020 MRE, the QP responsible for this section of the Technical Report performed a basic cross-check routine to ensure the usage of the validated and locked databases for data prior to 2014. No discrepancies with the current database were found. All historical drill holes used in the open pit databases were completed before Canadian Malartic GP acquired the Property.

12.2	Historical Work (Current Issuer)

Canadian Malartic GP compiled the underground data collected by previous operators (from 1928 to 1990 for the East Malartic, Barnat and Sladen mines). These data now belong to the East Malartic and Odyssey deposit data sets. The QP responsible for this section of the Technical Report reviewed and validated the collar locations, down-hole survey data and assay data. No historical data exists for the East Gouldie deposit.

12.3	Collar location validation

The collar review compared the locations of historical drill holes to recent drill hole information. Generally good correlation was observed between historical and recent data for geological contacts and gold assays. A thorough visual validation was carried out on plan views, sections and 3D models for all ore zones. Discrepancies were rarely observed, particularly for the deepest recent drill hole intercepts. The discrepancies were investigated, but no bias or data entry errors were observed; where required, adjustments to hole coordinates were made based on the density and consistency of surrounding historical data.

For the Odyssey deposit, five of the 15 historical surface drill hole collars were surveyed with a differential GPS unit in 2017. The collar data for those five holes were modified using the new survey data. Overall, the spatial fit between historical and recent core descriptions, as well as grade distributions, has been verified and is considered satisfactory by the author.

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12.4	Data entry validation

After compiling the historical logs, an audit was performed on 1% of the drill holes (43  out of 4,302) distributed within the areas of interest. Overall, 2,549 assay entries were verified which represented 1.1% of the all assay entries compiled. No errors were found in the collar, survey and description tables for the verified holes. Three typos were found in the assay entries.

The QP responsible for this section of the Technical Report is of the opinion that the historical data entry did not compromise the overall quality of the 2020 MRE.

12.5	Gold assays

From the original logbook of the historical East Malartic mine, the assay tables contain up to four gold assay values for every sample and a fifth final value representing the average grade. The validity of using this final average grade for the 227,000 assays in the database was analysed with the assistance of a third-party consultant.

It was observed that the distribution of Au1 and Au2 are nearly identical; therefore, it is likely they were routine pulp duplicates (35,444 values for the 227,000 assays). The Au3 and Au4 assays tend to include higher grade samples; it is likely they were samples that the fire assayer selected for re-assay, which was common practice in older mine labs.

It was concluded that the repeat assays in this database do not indicate any biases between the Au1, Au2, Au3 and Au4 assays. A small percentage of samples have mismatched results, indicating potential sample switches or data entry issues, but the proportion they represent is very small. Thus, there is no risk to the mineral resource estimate by using the average value (fifth value) of the historical gold assays.

12.6	Assay population validation and correction

To ensure there is no bias in the gold assaying method and no “trophy sample effect”, a resampling program was completed on the stored half-split core from the East Malartic mine. The samples of this program were selected to have a reasonable spatial dispersion for the deposit.

The results of the re-sampling program were compared against the original historical assay values. The statistical comparison was completed for each lithology, as a possible overestimation in the lower grade range was suspected. The analysis was completed using Q-Q plots. The observations for the low grades range show that the original values tended to be higher than the re-sampled values. It was thus decided to lower the grades of historical assays for certain lithologies below selected grade thresholds (Table 12.1). Figure 12.1 shows the effect of the correction on the Q-Q plots of the mafic intrusive rock samples before and after correction. It is assumed that this correction tempers the effect of potential historical assay bias on estimation.

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Table 12.1 – Corrections applied to the historical assay results by lithology

Lithology	Correction (g/t Au)	For assays below (g/t Au)
Sedimentary rock	No correction required
Porphyry	-0.15	2.75
Ultramafic/schist	-0.40	3.77
Mafic intrusive	-0.25	1.50

Figure 12.1 – Effect of the grade correction on the Q-Q plot of historical assay and recent assay populations for the mafic intrusive rock samples

12.7	Survey Control

The survey control on recent drilling has been well established. QA/QC on survey measurements is performed by the Regional Exploration and Mine Exploration departments and includes data validation with different measuring instruments and production of cross-checking data by external surveying consultants. The QP responsible for this section of the Technical Report reviews the QA/QC survey results.

12.8	Mined-Out Voids

No recent underground activities have been carried out on the Property, except for the beginning of ramp construction in late 2020. The voids model was reviewed and remains valid.

12.9	Current Work Validation

Since 2014, Canadian Malartic GP’s data verification has occurred simultaneously with drilling. The QP responsible for this section of the Technical Report had full access to the data, and the personnel responsible for data generation addressed the author’s concerns daily.

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The QP’s verification included, but was not limited to, the following:

•	Drill rig site visit

•	Core review (description and photos)

•	QA/QC review

•	Spatial validation of the models

•	Statistic validations and comparisons

•	Checks on values in the data tables (import errors, special values)

12.10	Conclusion

Overall, the data verification completed by the QP responsible for this section of the Technical Report has demonstrated that data acquisition and protocols are acceptable. The QP responsible for this section of the Technical Report is of the opinion that the databases are valid and of sufficient quality to be used for the mineral resource and mineral reserve estimations described in Sections 14 and 15 of this Technical Report.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	General

The feasibility study of the Canadian Malartic Project by Osisko in 2008 included a complete metallurgical test protocol and numerous verifications for process design and equipment selection. The program testing was executed principally at SGS Minerals Services but also at the URSTM (Unité de recherche et de service en technologie minérale) and at other locations such as FLSmidth, Outotec, PSI, Knelson, Falcon, SNF, Ciba and Cyplus. Further details regarding the feasibility study can be found in the previous NI 43-101 technical report with respect to the Property published in 2014 (Gervais et al., 2014).

Since its commissioning in 2011, the Canadian Malartic mine has improved its throughput as a result of several additions to the process flowsheet. First, a secondary crushing line and a second pebble crusher in closed loop with the SAG mill were added in 2012. In 2016, modifications were made to the tailing thickener to reach higher underflow densities and the cyanide destruction process was changed to Caro’s acid. An auxiliary line of pre-crushed material was added to the grinding circuit in 2017. The Zadra process at the elution circuit was upgraded to a Split-Zadra for better performance and an Advanced Control System was implemented at the grinding circuit in 2018. Throughout the years of operation, the mill’s operational team has completed several continuous improvement projects and audits with external experts to improve the overall efficiency of the plant. This methodology of continuous improvement remains a key management practice at the current operations.

The Barnat deposit is located 1.2 km northeast of the centre of the Canadian Malartic deposit and has similar ore mineralogy. With Barnat ore planned to be processed in the same circuit as Canadian Malartic ore, the purpose of the metallurgical testwork was to validate that Barnat ore will behave similarly to Canadian Malartic ore during processing. No equipment selection or circuit design modification are expected, and it is expected that Barnat ore will be processed from the pit or stockpiles with a majority of Canadian Malartic ore.

13.2	Historical testwork

13.2.1	Metallurgical samples and ore mineralogy

The majority of the Canadian Malartic deposit consists of five ore types, namely CPO, SPO, AGR, CGR and SGR, as presented in Table 13.1.

Table 13.1 – Description of ore types at Canadian Malartic

Ore Type	Description	Average occurrence
CPO	Carbonatized porphyry	14%
SPO	Silicified and potassicly altered porphyry	9%
AGR	Slightly altered greywacke	12%
CGR	Carbonatized greywacke	52%
SGR	Silicified and potassicly altered greywacke	13%

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The metallurgical samples were selected to give a good representation of the ore zones in the deposit. Approximately 338 drill holes were used for the initial testwork.

Testwork has also been completed on four composite samples to determine the bulk mineralogy and the occurrence of gold, and to evaluate any mineralogical factors that may affect recoveries. Pyrite has been identified as the major sulphide mineral and total sulphur content was less than 1.6%. Iron oxide/hydroxides mainly in the form of hematite, magnetite, goethite and limonite that could come into solution during cyanidation were also identified in those samples.

Testwork has also been carried out on the Barnat deposit, where the majority of the deposit consists of seven lithologies as presented in Table 13.2.

Table 13.2 – Description of ore types at Barnat

Ore Type	Description	Average occurrence
CPO	Carbonatized porphyry	16%
SPO	Silicified and potassicly altered porphyry	5%
AGR	Slightly altered greywacke	25%
CGR	Carbonatized greywacke	29%
SGR	Silicified and potassicly altered greywacke	2%
AUM	Slightly altered ultramafic	0%
CUM	Carbonatized ultramafic	4%
TCH	Talc-chlorite schist	21%

Similar composite testwork has been performed on Barnat samples to evaluate the ore’s bulk mineralogy, its gold content and characteristics, and any mineralogical factors that may affect gold recovery. As is the case with the Canadian Malartic deposit, pyrite is the main sulphide mineral in the Barnat deposit. The alteration assemblage for porphyry and greywacke at Barnat are also similar to the Canadian Malartic deposit. Gold mineralization in ultramafic rocks is associated with carbonatization and biotitization near contacts with porphyry and greywacke. Gold is mainly present as native and petzite and related to pyrite for greywacke and porphyry. Gold is related to amphibole in ultramafic rocks and mainly in inclusion. Lastly, the gold grain size ranged from 1 to 30 µm from a total of 349 grains evaluated.

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13.2.2	Grinding testwork

Following the SAG mill ramp-up and throughput limitation in 2011, a grinding testwork program was carried out using two laboratories that tested duplicate samples. Results of the program confirmed the ballmill work index parameter of the first program (feasibility study) but show a much harder ore for the Axb SAG-related parameter. These values explained the need to install extra crushing capacity compared to the initial process plant design. Ultramafic ore is significantly softer. Since all the sample are in the same range, they can be compared as summarized in Figure 13.1.

Figure 13.1 – Post-commissioning grinding testwork comparison

13.2.3	Rheology and settling testwork

In 2008, rheology testwork was performed to support agitation and pumping design on a composite sample at 63 µm with flocculants unsheared and sheared in a range of 57% to 66% solid with a Haake rheometer. The pulp reacts as a thixotropic behaviour and pseudo-plastic slightly dilatant. The critical density where viscosity begin to increase rapidly is around 63% solid. The yield stress around 63% solid on sheared material ranges from 5 to 14 Pa and unsheared material ranges from 20 to 35 Pa at low shear stress. Settling testwork was performed on composite samples in 2008 and led to a design settling rate of 16.5 mtpd/m².

13.3	Recent testwork

13.3.1	Gold recovery testwork

In order to improve the representativeness of the initial recovery model, a revision was made in 2019 with new samples. Figure 13.2 presents an overview of the Canadian Malartic deposit and the samples used for the revision.

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Figure 13.2 – Recovery zone and composite location for the revised gold model in 2019 for the Canadian Malartic pit

The highest recoveries were obtained in the P zone, which is porphyry rock, and the lowest recoveries were obtained in the J zone, which is at the inflexion section northwest/southeast of the Sladen fault. The maximum recovery value was attributed to each recovery curve based on historical recovery values and test results of each zone. Figure 13.3 presents the recovery curves and their respective equation of the different zones.

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Figure 13.3 – 2019 Gold recovery versus head grade for Canadian Malartic deposit

Zone P	RecAu(%) = 0.96 - exp (-2.51* (head grade g/t Au^0.64)) + 0.024	(Max 98%)
Zone N	RecAu (%) = 0.97 - exp (-2.47* (head grade g/ tAu ^0.21))	(Max 97%)
Zone G	RecAu (%) = 1.05 - 0.45/(head grade g/ tAu +1.40) + 0.024	(Max 94%)
Zone Po	RecAu (%) = 0.93 - 0.50/(head grade g/t Au +1.90) + 0.10	(Max 92%)
Zone J	RecAu (%) = 0.88 - exp (-2.62* (head grade g/t Au ^0.53)) + 0.037	(Max 92%)

The Barnat deposit was also part of the revision of the gold recovery model. Figure 13.4 shows an overview of the Barnat pit and the location of the samples.

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Figure 13.4 – Recovery zone and composite location for the revised gold model in 2019 for Barnat pit

Figure 13.5 presents the gold recovery curves and their respective equation of the different zones that can be found in Barnat pit.

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Figure 13.5 – 2019 Gold recovery versus head grade for Barnat deposit

Zone N	RecAu (%) = 0.97 - exp (-2.47* (head grade g/ tAu ^0.21))	(Max 97%)
Zone G	RecAu (%) = 1.05 - 0.45/(head grade g/ tAu +1.40) + 0.024	(Max 94%)
Zone Pi	RecAu (%) = 1.00 - 0.30/(head grade g/ tAu + 2.00) + 0.00	(Max 92%)
Zone Um	RecAu (%) = Not considered	(Max N/A)

The relationship of silver grade to gold grade was also assessed in this study using 20 composites from 2009 and 2019. The study concluded that there is a significant, distinct gold and silver relationship per zone in the Barnat deposit. The samples show an increase of silver grade when gold grade is higher, and the relationship is more pronounced in the Pontiac zone than in the Piché zone, as shown in Figure 13.6.

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Figure 13.6 – Relationship of silver versus gold in head grades from the Barnat deposit

13.3.2	Ore mineralogy

New mineralogy testwork has been completed using 2019 composites. Samples exhibited a general ratio of 86% gold related to pyrite, with the residuals being in the silicates. Gold grains are as fine as previous analyses. Gold appears as petzite, a telluride mineral, in 65% of the 1,398 gold grains analysed in the same range for all samples. Ultramafic rocks were not analysed.

13.3.3	Rheology and settling testwork

The rheology behaviour of Barnat ore is expected to be similar to Canadian Malartic ore since the rock types are similar. The proportion of ultramafic ore will be limited since it represents mainly low grade and waste material.

The settling rate for Barnat ore was reviewed in 2020 and is very similar to Canadian Malartic except for ultramafic ore which ranges between 6 to 10 mtpd/m². This variation is expected to be manageable in operation since it will be blended in limited proportions.

The review in 2020 shows that ore from the Canadian Malartic deposit has a settling rate that ranges from 14 to more than 20 mtpd/m² around 85 µm. A particle size of 60 µm reduces the settling capacity to around 10 tmpd/m² during settling tests.

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13.3.4	Cyanide destruction testwork

In 2013, testwork was performed with Cyanco, Nevada, to evaluate the Caro’s acid option for the cyanide destruction process and its economics. Samples were taken from operation residue and adjusted to contain 75 ppm of weak acid dissociable cyanide, 18 ppm of soluble iron and pH of 10.8 to 11.0. The sulphuric acid and hydrogen peroxide were mixed under chilled temperature conditions and added to the pulp in different amounts with copper sulphate solution. Single and double stage were tested.

The testwork demonstrated that copper or zinc sulphate can be used for ferrocyanide precipitation. Single stage can reach the 20 ppm total cyanide required and a theoretical molecular ratio of 1.5 Caro’s acid for weak acid dissociable cyanide is required.

Pilot testing was completed in 2013 on one plant detoxification tank while the other tank was on combinox process and the tests demonstrated that Caro’s acid is more efficient than the combinox process.

13.4	Conclusion

The Canadian Malartic ore was subjected to a full drop weight test program in 2011 to study hardness. The conclusion of the testwork is that the material’s Axb values range from 17 to 45 with an average of 26.8, which justifies the need for extra crushing capacity, installed after initial startup, due to the very competent nature of the ore. It is the characteristic of the ore that limits the process plant throughput.

Review of the ore composition of the Barnat deposit shows it has many similarities to ore from the Canadian Malartic deposit. However, ultramafic rock at Barnat which is mainly low grade and waste material will be new to the existing milling process at the Canadian Malartic operation. Testwork representing grinding, leaching, gravimetric and settling was completed to evaluate the differences.

Approximately 75% of the ore from Barnat will behave as Canadian Malartic ore, which is hard rock with gold and silver telluride finely disseminated in pyrite. The ultramafic ore from Barnat is softer ore and its settling rate is lower than Canadian Malartic ore but it should not impact the milling process outside of its limits when it is blended with more than 80% of the hard rock. The ultramafic ore is diluted with porphyry when fed to the mill. Reagent consumption is adjusted to take into account this new rock type.

Composite leach testwork confirmed that the actual circuit is adapted to this project and a small composite was used to define the recovery area. All the models are dependent only on zone and grade. The Pontiac zone of the Barnat deposit is the extension of the south Canadian Malartic deposit and they have the same model. The Piché-Barnat zone shows better recovery in porphyry. The gold recovery from ultramafic rock is better than from the rest of the deposit but it has been included in the Piché recovery model since proportion and grade is not representative of the ore that will feed the mill. The same conclusion is applicable for gravimetric techniques which show good potential of gold recovery but on a small proportion of the deposit — however, leaching alone provides good recovery.

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A tails diagnostic leaching study indicated that refractory gold is locked. Fine grinding is still the sole technique to increase its liberation. No deleterious elements were identified in the samples tested.

Considering the existing processing circuit and similarity between the Canadian Malartic and Barnat deposits, the metallurgical testwork that has been completed is appropriate to support the mineral resource estimates. No modifications to the processing equipment are required.

To the extent known, there are no additional processing factors or deleterious elements that could have a significant effect on potential economic extraction.

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14.	MINERAL RESOURCE ESTIMATES

The 2020 Mineral Resource Estimate (the “2020 MRE”) for the Property consists of 11 block models (“BMs”) (two for open pit mining, nine for underground mining) covering the following deposits:

•	Canadian Malartic, South Barnat and Gouldie deposits (1 BM, open pit; 2 BMs, underground)

•	Jeffrey deposit (2 BMs, underground)

•	Western Porphyry deposit (1 BM, open pit)

•	East Malartic deposit (1 BM, underground)

•	Odyssey deposit (3 BMs, underground)

•	East Gouldie deposit (1 BM, underground)

Canadian Malartic, South Barnat, Gouldie, Jeffrey and Western Porphyry were initially modelled and estimated for the purpose of open pit mining and the report refers to these deposits as “open pit projects”. As mineralization extends below the pit shells, some of these projects also include underground mineral resources for which underground BM’s (using subblocks) were generated for the 2020 MRE. These provide optimal models for stope optimization. For the Jeffrey and Gouldie deposits, only the portion below the mined-out pits remain as underground mineral resources.

The East Malartic, Odyssey and East Gouldie deposits were modelled and estimated for the purpose of underground mining and the report refers to these deposits as “underground projects”.

The 2020 MRE was prepared by Pascal Lehouiller, P.Geo., an employee of Canadian Malartic GP, using all available information. These estimates rely on information acquired during Canadian Malartic GP’s drilling programs and validated historical data.

The effective date of the 2020 MRE is December 31, 2020.

14.1	Methodology

The 2020 MRE models were prepared and updated using LeapFrog GEO v.5.1.1 (“LeapFrog”) and GEOVIA GEMS v.6.8.1 (“GEMS”). Leapfrog was used for the geological modelling of the underground projects, while GEMS was used for the geological modelling of the open pit projects. GEMS was used for resource estimation for all projects, which consisted of 3D block modelling and ordinary kriging (“OK”) interpolation, complemented by inverse distance squared (“ID2”) interpolation as needed. Statistical studies, capping, and variography were completed using Sage 2001 software, Snowden Supervisor (v.8.13.1.2 and earlier versions), GEMS (v.6.8.1 and earlier versions) and Leapfrog v.5.1.1. Validations were carried out in GEMS, Supervisor and Leapfrog. The final constraining surfaces and volumes were constructed with GEMS, Whittle v.4.6 (Build 1915) and Deswik v.2020.3.655 (SO 4.1.3303) software (“Deswik”).

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The main steps in the estimation methodology were as follows:

•	Compile and validate the diamond drill hole databases.

•	Update the geological model, the mineralized zones interpretation and the voids model.

•	Generate the drill hole intercepts and composites for each mineralized zone.

•	Perform basic statistics (capping).

•	Perform geostatistical analysis and variography.

•	Interpolate grade within the block models.

•	Validate the block models.

•	Establish mineral resource classification criteria.

•	Assess the mineral resources with the “reasonable prospects for eventual economic extraction” and select appropriate cut-off grades.

•	As required, model depletion and pillar exclusion.

•	Generate a mineral resource statement.

14.2	Drill Hole Database

The 2020 MRE used six databases covering the Property. Each database uses a selection of drillholes from the master database which contains 24,520 drill holes and 1,511,779 samples. Some drillholes are present in more than one database.

Table 14.1 summarizes the contents and close-out date of each database.

Figure 14.1 shows a plan view of the Canadian Malartic property with all the drill holes used for the 2020 MRE. RC drilling was omitted from the map to highlight the diamond drilling distribution.

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Table 14.1 – Database summary by deposit

Deposit / Database	Core size	No. of holes	Length (m)	No. of samples	Average sample length (m)	Close-out date
Canadian Malartic, South Barnat and Gouldie	Likely AQ (30 mm)	3,838	159,056	129,365	1.20	June 16, 2014
	Likely BQ (36.5 mm)	630	69,738	34,753	1.51	June 16, 2014
	NQ (47.6 mm)	3,667	956,128	580,989	1.35	November 03, 2020
	RC	6,768	246,337	115,161	1.99	June 16, 2014
Jeffrey	NQ (47.6 mm)	307	66,576	48,868	1.44	June 16, 2014
Western Porphyry	NQ (47.6 mm)	242	68,692	34,071	1.45	June 16, 2014
	Various	717	118,845	45,908	1.18	June 16, 2014
East Malartic	NQ (47.6 mm)	2,503	818,506	460,709	1.30	November 24, 2020
	Likely BQ (36.5 mm)	398	60,781	14,431	1.44	November 24, 2020
	Likely AQ (27 mm)	14,383	655,402	360,735	1.43	November 24, 2020
Odyssey	NQ (47.6 mm)	910	721,926	295,733	1.20	October 07, 2020
	Likely BQ (36.5 mm)	186	48,925	13,399	1.42	November 17, 2020
	Likely AQ (30 mm)	55	7,124	4,296	1.52	November 17, 2020
East Gouldie	NQ (47.6 mm)	202	309,848	136,021	0.94	December 31, 2020

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Figure 14.1 – Surface plan view of the Canadian Malartic property and the validated diamond drill holes used in the 2020 MRE

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14.3	Geological Models

The broad geological model for the Canadian Malartic deposits was created using drill logs as well as production hole data, when available. The most prominent component of the geological model is a major, east-west lithological contact between the sedimentary rocks of the Pontiac Group to the south and the volcanic rocks of the Piché Group to the north. This contact corresponds to the southern limit of the LLCFZ and it is modelled as a surface.

Individual models were also prepared and updated for each deposit, and they encompass information on porphyry, sedimentary and volcanic units; geological contacts; mineralized zones; and topographic and overburden surfaces.

No distinction has been made in the geological models between the different types of sedimentary rocks in the available geological logs, nor between the mafic and ultramafic rocks of the Piché Group. The only geological units modelled close to the deposits are the porphyry rocks that intrude both the sedimentary and the volcanic units. Gold mineralization is present in all type of rocks and most high-grade zones (>1 g/t Au) are found close to or at the contact between them. Modelling the geological units is also important to determine density values for tonnage estimation.

Pervasive alteration was also captured in the modelling as this is an indicator of gold mineralization.

Each deposit was divided into mineralized zones that follow the general orientation of the mineralization. The mineralized zones consist of 157 solids: 17 for Canadian Malartic, 18 for South Barnat, 8 for Gouldie, 5 for Jeffrey, 7 for Western Porphyry, 62 for East Malartic, 37 for Odyssey, and 3 for East Gouldie (Figure 14.2). Zones are based on alteration indicators, geological contacts, and the presence of gold. These mineralized zones are used as resource domains for further statistical analysis, block modelling and grade interpolation. Some of these zones are combined while others are subdivided prior to serving as resource domains. From all mineralized zones, a total of 162 domains are defined but only 112 of them effectively contain mineral resources (while meeting criteria for mineral resource classification).

For the open pit projects, the minimum cut-off grades for modelling range from 0.2 to 0.4 g/t Au. A minimum width of 10 m was used to model the mineralized zones. The limit of each solid extends 15 to 25 m beyond the last hole, which represents approximately half the drilling spacing.

For the underground projects, the minimum cut-off grades for modelling range from 1.00 to 1.25 g/t Au. No minimum thickness was used as mining stope optimization will be performed to assess the reasonable prospect for eventual economical extraction. The solids were limited to 25 to 50 m beyond the last hole, which represent approximately half the drilling spacing.

The topographical surface was generated using data from the year-end survey of the current production sites combined with the collar survey data. The overburden/bedrock surfaces were generated from overburden intervals (i.e., casing lengths) recorded in drill logs and a year-end survey of the exposed bedrock.

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Figure 14.2 – Mineralized solids for the deposits on the Property

14.4	Voids Model

The voids model represents historical underground workings on the Property (i.e., combined stopes, drifts, caving areas and shafts). No new underground activities have been carried out since 2014, except for the commencement of ramp excavation in late 2020. The voids model is used to deplete the mineral resource model to account for the historical workings.

The open pit projects voids model is a combination of recent field scans (CALS: 3D point clouds of underground openings) and digital plans of underground historical workings. Field scans are carried out regularly by Canadian Malartic GP as part of ongoing operations for security purposes. The open pit voids model was validated with drill hole information. The fit is considered reasonable and the model sufficiently up to date for the 2020 MRE. This voids model is used to deplete the historic data used for interpolation in the Canadian Malartic deposit and to deplete the mineral resource volume reported in the Canadian Malartic and South Barnat deposits.

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The underground project voids model is used for the East Malartic deposit and was created from historical plans and sections. The voids model shows a good match with historical plans and drill hole location data and has been locally validated with recent holes. To decrease the risk related to imprecise locations, an expanded model was created with Leapfrog around the voids model and used to deplete the resource model volume. This expanded model was created with the following parameters: stopes +20 m; backfilled stopes +15 m; caved volumes +25 m and additional +25 m above. No expanded modelling was applied to the drifts. A +5 m expansion around the stopes is also used to deplete the historical hole data (including a possible location offset) used for grade interpolation.

Figure 14.3 presents an isometric view of the voids model.

Figure 14.3 – Isometric view of the voids model

14.5	High-Grade Capping

All assayed drill hole intervals that intersect the interpreted mineralized zones were coded in the database. Basic univariate statistics on gold values were used to perform geostatistical analysis.

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High-grade capping analysis was performed on all resource domains. High-grade capping values were selected for the majority of the domains based on the effect of high-grade values on the mean and standard deviation, along with the results of probability and histogram plots. High-grade capping is generally applied on original assays, except for the East Gouldie deposit where the capping is applied on the composited data. Figure 14.4 shows an example of a log probability plot for the East Gouldie main resource domain 2 m composite, and the selected grade capping at the break of the curve.

Figure 14.4 – An example of where grade capping typically plots on a log probability curve

Table 14.2 presents the variation of the high-grade capping values by deposit, along with the number of domains effectively containing mineral resources per deposit or area.

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Table 14.2 – Summary statistics for original assay samples

Deposit	No. of domains	Total samples	High-grade capping values (g/t Au)
Canadian Malartic, South Barnat and Gouldie	43	437,934	5 to 70 g/t Au
Jeffrey	5	12,197	9 to 13 g/t Au
Western Porphyry	7	14,428	3 to 5 g/t Au
Odyssey	11	9,401	22 to 50 g/t Au
East Malartic	43	130,676	10 to 69 g/t Au
East Gouldie	3	3,135	9 to 19 g/t Au (on composited data)

14.6	Compositing

Codes were applied to the drill hole database for each interpreted zone before compositing to ensure uniform sample support for geostatistical analysis and grade interpolation. The selected composite lengths reflect the current data distribution and type of operation considered.

For the open pit projects, the data for the current mining scenario (10 m benches) were composited at regular 5.0 m run lengths (downhole) within each interpreted mineralized zone. Composites of less than 1.5 m were excluded from the database. Sample grades below the detection limit (0.005 g/t Au) and unsampled intervals were given a value of 0.001 g/t prior to compositing.

For the underground projects, the estimated minimum mining width is 6 metres. A length of 3.0 m was selected for Odyssey and East Malartic, where most of the sampled intervals are 1.0 to 1.5 m long, and 2.0 m for the East Gouldie deposit, where most of the sampled intervals are 1.0 m long. Composite samples were generated downhole within each domain. Residual end length less than 1.0 m long was distributed equally among the previous composites. Prior to compositing, sample grades below the detection limit were assigned a value of 0.001 g/t Au with the exception of Mine Exploration data where 0.005 g/t Au was assigned. Pending assays were ignored. Non-assayed samples were assigned a background value of 0.001 g/t with the exception of missing assays from sedimentary or porphyry rock intervals of historical underground drill holes which were assigned a grade of 0.17 g/t Au (representing half the historical detection limit). The background values affect less than 0.4% of the assays of the database.

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The composites were validated by using a statistical analysis of the composites versus the raw dataset.

14.7	Bulk Density Data

More than 6,000 bulk density measurements are available for the Property. Most were performed at ALS Canada Limited using standard water immersion methods on half-core samples since 2005. The mean or median value of all measurements combined were selected as the density for each lithology considered in the 2020 MRE.

For the East Gouldie deposit, bulk density measurements were also determined by the pycnometer method on pulps to compare with the values derived by other methods and to validate the value selected for mineral resource estimation.

The density used for tonnage calculation throughout the Property is mainly based on the background lithological model. In rare exceptions, densities are manually assigned to a specific resource domain (South Barnat 201, 204, 208, 209 and 213) to better represent their lithologies when background lithological models do not provide sufficient precision.

Table 14.3 presents the summary of the bulk density measurements by lithology for each deposit. An asterisk identifies the values used for tonnage characterization in the mineral resource estimates. For South Barnat deposit, 2.83 t/m3 is the value assigned for ultramafic rock as it appears in the previous technical report. For the East Malartic deposit, the schist median is the selected value assigned to the ultramafic rock.

Table 14.3 – Summary of bulk densities by deposit and lithology

Deposit	Lithology	Number	Mean (t/m3)		Min (t/m3)	Max (t/m3)	Median (t/m3)
Canadian Malartic	Sedimentary	2,196	2.75	*	2.59	3.05	2.75
	Porphyry	780	2.69	*	2.52	3.38	2.69
South Barnat	Sedimentary	238	2.75	*	2.54	2.96	2.75
	Porphyry	242	2.69	*	2.63	3.12	2.68
	Ultramafic	125	2.90		2.71	3.00	2.91
	Schist	23	2.88		2.73	2.97	2.90
Gouldie	Sedimentary	252	2.75	*	2.59	3.05	2.75
	Porphyry	41	2.65	*	2.60	2.89	2.64
Jeffrey	Sedimentary	141	2.75	*	2.57	3.64	2.74
	Porphyry	402	2.67	*	2.50	3.02	2.68
	Ultramafic	88	2.88	*	2.50	3.04	2.89
Western Porphyry	Porphyry	538	2.65	*	2.48	2.93	2.65
	Ultramafic	378	2.88	*	2.61	3.09	2.88
East Gouldie	Sedimentary	596	2.75	*	2.47	3.03	2.76
East Malartic	Sedimentary	55	2.74		2.65	2.81	2.73	*
	Porphyry	119	2.69		2.64	2.88	2.69	*
	Ultramafic	62	2.89		2.75	3.01	2.90
	Schist	13	2.86		2.74	2.97	2.86	*
Odyssey	Sedimentary	9	2.74		2.69	2.80	2.74	*
	Porphyry	95	2.69		2.63	2.83	2.69	*
	Ultramafic	6	2.81		2.65	2.92	2.83	*

* Selected density value for resource estimation

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14.8	Variography and Search Ellipsoids

The basis of the resource estimates for the open pit projects BMs has not changed since the last technical report for the open-pit BMs (Gervais et al., 2014). A review of the variography study for the 2014 MRE concluded that it was still valid and adequate for the 2020 MRE.

For the underground projects BMs (Odyssey, East Malartic and East Gouldie), the 3D variography was carried out on capped composites in Snowden Supervisor 8.11.0.3 or Leapfrog Edge 5.1.1. The best-fit model orientations roughly correspond to the strike and dip of each mineralized zone. For zones comprising multiple solids with variable orientations (e.g., Sheehan), the variogram model was defined using the data from most informed solids (where there was enough data to produce a satisfactory variography), but the orientation of the variogram (and associated search ellipse) was adjusted to fit the other solids (those with different orientations) for grade interpolation.

The variography studies examined the orientations and dips of the solids to determine the two principal directions, and a third direction was then selected in the best continuity direction. The continuity model was then created by selecting nuggets in the downhole direction and one or two structures were modelled resulting in an orientation (rotations) and ranges (major, semi-major and minor axes) of continuity. Figure 14.5 shows an example of experimental variograms for the East Gouldie deposit.

Table 14.4 summarizes the variogram models parameters.

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Figure 14.5 – An example of experimental variogram for the East Gouldie main zone

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Table 14.4 – Variogram models parameters

			Spherical Structure 1				Spherical Structure 2
DEPOSIT	Domain codes	Nugget	Sill	x	y	z	Sill	x	y	z
	21400, 21403	0.3	0.34	24	34	5	0.2	67	46	12
	20100, 20101, 20102, 20103,
	20104, 20105, 20106, 20107,	0.3	0.49	22	27	6	0.21	45	65	20
	20108, 20112, 20116, 20117
	20200	0.3	0.3	19	10	9	0.4	37	25	15
East Malartic	20901, 20913, 20914, 20943	0.3	0.1	85	42	4	0.38	112	54	10
	20904	0.2	0.6	8	6	5	0.2	24	12	10
	20906, 20911, 20915, 20940	0.4	0.6	61	43	16	-	-	-	-
	20951	0.4	0.11	27	14	6	0.28	59	32	14
	20952, 20953	0.25	0.37	38	24	11	0.31	73	44	21
	7000	0.3	0.6	15	15	10	0.1	70	50	20
	2001, 2002	0.4	0.5	65	50	8	0.1	150	130	15
Odyssey	3001	0.25	0.25	100	74	7	0.45	147	110	16
	6002, 6003, 6004, 6006, 6007	0.25	0.4	25	10	10	0.35	50	35	12
	6010, 6011, 6013	0.2	0.5	25	35	10	0.3	125	100	18
East Gouldie	4001, 4002, 4003, 4004, 4005	0.15	0.55	125	70	7	0.3	300	150	50
	10	0.3	0.58	10	30	17	0.12	30	150	100
	11	0.2	0.05	21	21	4.3	0.11	50	50	10.3
	12	0.3	0.45	5	40	15	0.25	25	90	150
	21	0.2	0.65	18	22	20	0.15	60	150	100
	22	0.2	0.58	10	12	25	0.22	40	30	60
	30	0.25	0.7	10	15	20	0.05	20	50	37
	40	0.15	0.75	15	15	25	0.1	22	125	75
	51	0.1	0.85	15	15	20	0.05	20	30	40
	52	0.2	0.67	12	22	13	0.13	50	50	100
	60	0.2	0.5	10	25	30	0.3	20	40	60
	70	0.25	0.6	15	25	15	0.15	45	70	100
	71	0.25	0.56	20	40	15	0.19	80	150	50
	72	0.25	0.4	30	70	10	0.35	120	120	25
	73	0.25	0.65	25	30	30	0.1	50	60	60
	74	0.25	0.5	35	20	25	0.25	75	100	50
Canadian Malartic,	75	0.2	0.78	15	40	40	0.02	30	75	75
South Barnat and	76	0.2	0.3	8	40	20	0.5	20	80	45
Gouldie	77, 78	0.2	0.65	10	6	8	0.15	50	20	70
	78	0.2	0.65	10	6	8	0.15	50	20	70
	80, 81, 82, 83, 84, 85, 86, 87	0.2	0.35	40	35	5	0.45	100	75	20
	97	0.25	0.7	10	5	20	0.05	25	10	40
	201	0.2	0.7	8	15	15	0.1	30	120	150
	202	0.2	0.6	30	5	6	0.2	120	25	40
	204	0.3	0.6	15	5	25	0.1	30	10	100
	205, 206	0.1	0.7	15	15	5	0.2	35	100	15
	208	0.2	0.25	23	18	30	0.55	70	30	100
	209	0.2	0.5	20	30	30	0.3	45	90	120
	213	0.25	0.55	5	20	10	0.2	10	40	30
	214	0.25	0.55	10	20	30	0.2	15	40	75
	215	0.3	0.45	5	40	15	0.25	25	90	150
	300	0.25	0.6	10	20	25	0.15	20	50	60
	301	0.19	0.46	13.9	8.6	4.3	0.12	50.8	31.5	75.7
	302	0.45	0.29	35.9	32.1	19.5	1	82	73.2	44.6
	LG01	0.22		89	71	56		-	-	-
Jeffrey	HG10, HG13	0.16	0.25	14	10	7	0.21	33	23	17
	HG11	0.47	0.04	34	22	14	0.16	62	39	25
	HG12	0.37	0.08	40	29	20	0.18	58	42	29
	PORPH_1	0.02	0.02	41	31	23	0.02	100	74	66
	PORPH_2	0.06	0.03	21	15	11	0.03	63	46	35
Western Porphyry	PORPH_3, HG_30*	0.03	0.15	18	15	10	0.04	36	29	19
	HG_10	0.06	0.07	17	13	10	0.05	44	34	25
	HG_11	0.18	0.08	27	20	17	0.15	52	38	33
	HG_20	0.19	0.03	18	16	11	0.07	46	40	28

* 2nd and 3rd structures shown

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The interpolation strategy described in Section 14.10 involved two to four cumulative passes, according to the dimension of each zone and the homogeneity of the drill hole spacing. Typically, the cumulative passes are characterized by increasing search ranges. The ranges of the search ellipsoids are derived from the variography range results.

For the open pit projects BMs, the ranges of the first pass correspond to the first structure range of the variography. The second pass at two-thirds of the second structure range and the third pass at the second structure range.

For the underground projects BMs, the ranges of the first pass correspond to the second structure, the second pass is 1.5x to 2x the first pass, and the third pass is 2x to 3x the first pass.

Figure 14.6 and Figure 14.7 present two examples of mineralized zone and search ellipsoid for the open pit and underground projects BMs.

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Figure 14.6 – 3D view example of the search ellipse orientation based on the variography for domains 201, 202 and 204 in the South Barnat pit

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Figure 14.7 – 3D view example of the search ellipse orientation based on variography for the East Gouldie deposit

14.9	Block Modelling

Eleven block models were created or updated for the Property in GEMS (two open pit BMs, nine underground BMs).

The open pit block models were generated in GEMS. Blocks honour majority code for domain determination. Selected block volumes were compared and validated with the domain volumes. A percent block model was generated, reflecting the proportion of every block outside the voids model (where applicable) and is used to deplete the block model overall volume. These open pit block models are suitable for Whittle optimization.

The underground block models were also generated in GEMS but were converted to sub-blocked models with Deswik to provide optimal models for stope optimization. Unlike the open pit block models, all blocks with at least 0.01% of their volume inside the resource domain are assigned to that domain and interpolated. After conversion to sub-blocks, only the blocks (and sub-blocks) inside the resource domains are considered for optimization and further volumetric reporting, the real volume and grade of the resource domains are therefore respected. Two different sub-blocked models for the same deposit were generated where low-grade resources domains surround high grade domains. In these cases, the two sub-blocked models were combined before stope optimization and volumetric reporting.

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Block model dimensions, orientations and block sizes were based on the mining method, the general orientation of each deposit and the drill hole spacing. Table 14.5 summarizes the GEMS block model properties for each deposit.

Table 14.5 – GEMS Block model properties

Deposit and/or BM name	Description	Easting (m)	Northing (m)	Elevation (m)
Canadian Malartic, South Barnat and Gouldie	Origin coordinates	712 700	5 333 400	360
	Block size	20	10	10
	Number of blocks	225	240	76
	Rotation	0
Jeffrey	Origin coordinates	717 000	5 334 200	360
	Block size	20	10	10
	Number of blocks	40	75	40
	Rotation	0
Western Porphyry	Origin coordinates	712 400	5 335 400	350
	Block size	10	10	10
	Number of blocks	70	100	45
	Rotation	-7
Odyssey – North, South and Internal EW	Origin coordinates	717 080	5 334 315	350
	Block size	20	6	10
	Number of blocks	118	125	176
	Rotation	-10
Odyssey – Jupiter	Origin coordinates	718 000	5 334 200	-30
	Block size	6	20	10
	Number of blocks	100	40	110
	Rotation	-30
East Malartic	Origin coordinates	714 500	5 334 100	350
	Block size	20	6	10
	Number of blocks	170	200	185
	Rotation	0
East Gouldie	Origin coordinates	716 100	5 333 400	0
	Block size	20	6	20
	Number of blocks	150	200	100
	Rotation	-9

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14.10	Grade Estimation

The OK interpolation method was used for the open pit projects block models and most resource domains of the underground projects. ID2 interpolation method was also used in some small resource domains of the underground projects models. The interpolation profiles were customized for each mineralized zone using hard boundaries; rare exceptions were made using soft boundaries where zones are contiguous and of similar grade ranges based on the composite statistical analysis (contact profiles).

Two to three interpolation passes are generally used with increasing search ellipse sizes and less restrictive parameters.

Table 14.6 presents a summary of parameters used for each block model by deposit.

To limit “smearing” of high grades, a high-grade distance restriction was applied. This restricts the use of composites above certain grade thresholds to a search distance typically corresponding to half the first pass search ellipsoid.

Search restrictions based on octants were used in high-grade domains of Canadian Malartic deposits to limit the use of historic underground drilling (often found in clusters).

Negative weights and variance by level were used in OK estimation.

Table 14.6 – Summary of parameters typically used for the grade estimation

Operation type	Deposit	Pass	Min. no. of comp.	Max. no. of comp.	Max. no. of comp. per DDH	Principal ranges*
Open pit projects	Canadian Malartic, South Barnat, Gouldie	1	5	16	2	20 to 40 m
		2	3	16	2	40 to 80 m
		3	1	16	2	80 to 120 m
	Jeffrey	1	5	16	2	20 to 40 m
		2	1	16	2	40 to 60 m
	Western Porphyry	1	5	15	2	20 to 35 m
		2	3	15	2	35 to 50 m
Underground projects	Odyssey	1	7	20	3 to 6	110 to 150 m
		2	5	12	3 to 6	240 to 300 m
	East Malartic	1	16	20	5	45 to 65 m
		2	16	20	5	90 to 130 m
		3	11	20	5	130 to 200 m
	East Gouldie	1	9	16	4	150 to 300 m
		2	7	16	4	225 to 450 m

Interpolation parameters vary for each resource domains. The parameters shown in this table are the most common.

14.11	Validation of the Grade Estimation

Each block model was validated visually and statistically, and by comparing with other estimation methods.

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14.11.1	Visual Validation

The visual validation, through cross-section and plan view comparisons of composite grade versus block grade, confirmed that the block models honour the drill hole composite data and provide an appropriate local estimate of grades. Figure 14.9 and Figure 14.10 present examples of visual validation between block grade and composite grade.

Figure 14.8 – Validation of the Canadian Malartic, Barnat and Gouldie block model, comparing drill hole composites and block model grade values (looking west)

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Figure 14.9 – Validation of the East Gouldie block model, comparing drill hole composites and block model grade values (looking west)

Swath plots of the block grade versus composite grade are presented in support of the visual inspection done (Figure 14.10 and Figure 14.11). Swath plots use composite data that are not declustered. The bias observed in comparison of composite and block grade (between 713 200E and 714 400E on Figure 14.9) is due to clusters of historic underground drilling in the higher grade domains of Canadian Malartic model.

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Figure 14.10 – Swath plot in easting of the Canadian Malartic, Barnat and Gouldie block model, comparing drill hole composites and block model grade values

Figure 14.11 – Swath plot in easting of the East Gouldie block model, comparing drill hole composites and block model grade values

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14.11.2	Statistical Validation

The statistical comparisons between composites and respective model interpolations were completed for each block model. The differences between mean grades of blocks and composites were within a range of –9% to 1%. Table 14.7 presents the basic statistics of the composites and the interpolated blocks for the most important resource domains of all deposits. Where relevant, the statistics for composites are declustered using Supervisor to provide a more reliable means of comparison that is unbiased by drill hole spacing heterogeneity.

Table 14.7 – Summary of basic statistics of interpolated blocks and composite points

Deposit (domains)	Support	No	Min	Max	Median	SD	Mean	Mean difference
Canadian Malartic, South Barnat, Gouldie (High-Grade and Low-Grade)	Composites	81,719	0.00	53.26	0.68	1.46	1.10	-5%
	Blocks	74,100	0.00	12.83	0.79	0.81	1.04
Jeffrey (High-Grade)	Composites	1,350	0.01	7.60	0.63	0.87	0.89	-1%
	Blocks	1,700	0.24	3.46	0.80	0.38	0.88
Western Porphyry (High-Grade)	Composites	3,310	0.00	5.00	0.40	0.54	0.59	-8%
	Blocks	8,262	0.00	1.98	0.50	0.28	0.54
Odyssey (North Zone and South Zone)	Composites	1,491	0.00	19.03	1.59	2.16	2.21	0%
	Blocks	20,785	0.27	9.91	1.99	0.99	2.20
East Malartic (All)	Composites	28,869	0.00	58.00	1.20	2.23	1.71	-9%
	Blocks	138,326	0.00	16.28	1.43	0.81	1.55
East Gouldie (All)	Composites	1,333	0.01	19.00	2.18	2.79	2.99	1%
	Blocks	22,326	0.15	12.81	2.62	1.67	3.02

The statistical discrepancies were examined, and it was determined that the mean grades of the interpolated grade model are acceptable for the given mining method (bulk mining open pit and underground).

14.11.3	Interpolation Method Comparison

Ordinary Kriging (OK) is the preferred interpolation method. It is used throughout the property and based on variography analysis. Inverse distance square (ID2) method is used for a few small resource domains of the East Malartic deposit (13 of 42 domains for which resources are effectively reported) as well as method of comparison in the other deposits. The ID2 models show a good match with the OK models. Examples of ID2 and OK comparison are presented in Figure 14.12 and Figure 14.13.

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Figure 14.12 – Swath plot in easting of the Canadian Malartic, South Barnat and Gouldie block model, comparing OK and ID2 block model grade values

Figure 14.13 – Swath plot in easting of the East Gouldie block model, comparing OK and ID2 block model grade values

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14.12	Mineral Resource Classification

Mineral resource classification for the Property is based on the robustness of the various available data and model characteristics, including but not limited to the following:

•	Quality and reliability of drilling and sampling data

•	Presence of RC and/or production drilling

•	Drill hole density

•	Confidence in the geological interpretation

•	Geological and grades continuity of the structures

•	Variogram models and search ellipse criteria

•	Interpolation parameters

The 2020 MRE classification criteria are used to code each block of the block models as measured, indicated or inferred mineral resources. The classification criteria were adjusted manually for the Odyssey and East Malartic deposits to avoid scattered blocks, and some minor manual adjustments were required for the South Barnat deposit to avoid isolated blocks of distinct classification.

14.12.1	Open Pit Projects Classification

Measured mineral resources are defined in the Canadian Malartic and South Barnat deposits only. Measured mineral resources correspond to blocks estimated during the first interpolation passes and using more than 65% of recent drilling (2005-2020). Blocks estimated during the second interpolation passes and located within 20 m of the mining surface are also reported as measured.

Indicated mineral resources for the Canadian Malartic, South Barnat and Gouldie deposits are defined as the blocks estimated during the first pass that are not in the measured category, and by the blocks estimated during the second pass. For the Jeffrey deposit, indicated mineral resources correspond to the blocks interpolated with the first interpolation passes.

Inferred mineral resources in the open pit projects are defined as the blocks estimated in the last interpolation passes. All blocks interpolated in the Western Porphyry Zone were reclassified as inferred due to the orientation of the drill holes with respect to the main trend of the ore zone. Improvements in geological understanding and further model validation are required to convert these inferred mineral resources to indicated and/or measured categories.

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14.12.2	Underground Projects Classification

No measured mineral resources were defined.

Indicated mineral resources are defined for the Odyssey and East Malartic deposits. Indicated mineral resource classification commonly requires the following criteria:

•	Odyssey South Zone: A minimum of two drill holes and an average distance of interpolation points below 30 m.

•	Odyssey North Zone: A minimum of two drill holes and an average distance of interpolation points below 45 m.

•	East Malartic: A minimum of three drill holes and an average distance of interpolation points below 30 m. Also, there must be recent validating drill holes with less than 150 m spacing inside the ore zone.

Inferred mineral resources are defined for each deposit and require the following criteria:

•	Odyssey: A minimum of two drill holes and an average distance of interpolation points generally below 75 m. In extensions, generally limited to 10 m beyond the last drill hole intercepts.

•	East Malartic: A minimum of two drill holes within an area covered by a 125 m drilling spacing. In extensions, generally limited to 50 m beyond the last drill hole intercepts.

•	East Gouldie: A minimum of two drill holes within an area covered by 175 m drill spacing. In the extensions, limited to 25 m beyond the last drill hole intercepts.

14.13	Economic Parameters (Cut-Off Grade)

The 2020 MRE combines open pit and underground scenarios, each assigned a cut-off grade (“COG”) by deposit as described below.

The Canadian Malartic and Barnat open pit area is presently in production. The COG values of 0.39 g/t to 0.40 g/t are derived from the current economic parameters presented in Section 15.

For the Western Porphyry deposit, the COG is derived from the economic parameters presented on Table 14.8, based on an open pit mining scenario. The final COG value of 0.29 g/t is based on reduced cost factors (75% of costs presented on Table 14.8) to capture all material with a reasonable potential for economic extraction.

For the underground mineral resources, the COG values range from 1.00 g/t to 1.40 g/t. To capture all material with a reasonable potential for economic extraction, the COG values are fixed at 75% of the COG calculation based on the economic parameters presented in Table 14.9 and Table 14.10. Cost parameters are based on estimates from previous underground studies for the Odyssey project, and compare well to other similar operations in the region. Mill recovery parameters are based on the results of metallurgical testwork.

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Table 14.8 – Input parameters used to determine the resource COG at Western Porphyry

Parameters	Unit	Costs
Gold price	CAD/oz	1,625
Exchange rate	CAD:USD	1.30
Refining cost	CAD$/oz	3.44
Royalty	%	8.0
Mining dilution	%	8.0
Metallurgical recovery at COG	%	87.5
Waste mining cost	CAD/t mined	6.31
Mineralized material mining cost	CAD/t mined	6.93
Mineralized material premium mining cost	CAD/t milled	0.62
Total processing cost	CAD/t milled	11.56
G&A	CAD/t milled	3.29
Resource COG (at 75% of costs)	g/t Au	0.29

Table 14.9 – Input parameters used to determine the underground projects cut-off grade

Parameters	Unit	FOR ALL DEPOSITS
Gold price	CAD/oz	1,625
Exchange rate	CAD:USD	1.30
Refining cost	CAD/oz	3.45

Odyssey Deposit	Unit	0 to 600 m depth	600 to 1,070 m depth	> 1,070 m depth
Royalty	%	5.58	6.00	6.00
Mill recovery	%	96
Average mining cost	CAD/t mined	40.30	40.30	47.64
Processing Costs	CAD/t milled	11.56	13.60	13.60
G&A	CAD/t milled	3.65	7.19	8.21
Total mineralized material based costs	CAD/t milled	55.52	61.09	69.45
Resource COG (75% of calculated COG)	g/t Au	1.00	1.15	1.30

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East Malartic Deposit	Unit	0 to 600 m depth	600 to 1,330 m depth	> 1,330 m depth
Royalty	%	5.64
Mill recovery	%	95.5
Average mining cost	CAD/t mined	44.05	42.57	47.26
Processing costs	CAD/t milled	13.60
G&A	CAD/t milled	3.65	7.19	8.21
Total mineralized material based costs	CAD/t milled	61.30	63.35	69.08
Resource COG (75% of calculated COG)	g/t Au	1.10	1.25	1.40

East Gouldie Deposit	Unit	0 to 600 m depth	600 to 1,330 m depth	> 1,330 m depth
Royalty	%	5.46
Mill recovery	%	94
Average mining cost	CAD/t mined	-	39.80	47.64
Processing costs	CAD/t milled		13.60
G&A	CAD/t milled	-	7.19	8.21
Total mineralized material based costs	CAD/t milled	-	60.59	69.45
Resource COG (75% of calculated COG)	g/t Au	-	1.10	1.25

Table 14.10 – Input parameters used to determine the underground cut-off grade of mineralization below mining surfaces or pit design of open pit projects

Parameters	Unit	FOR ALL DEPOSITS
Gold price	CAD/oz	1,625
Exchange rate	CAD:USD	1.30
Refining cost	CAD/oz	3.45

Canadian Malartic Deposit	Unit	ALL DEPTHS
Royalty	%	6.02
Mill recovery	%	90.3
Average mining cost	CAD/t mined	39.86
Processing costs	CAD/t milled	13.60
G&A	CAD/t milled	8.21
Total mineralized material based costs	CAD/t milled	61.67
Resource COG (75% of calculated COG)	g/t Au	1.20

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Gouldie Deposit	Unit	ALL DEPTHS
Royalty	%	5.63
Mill recovery	%	89.0
Average mining cost	CAD/t mined	39.86
Processing costs	CAD/t milled	13.60
G&A	CAD/t milled	8.21
Total mineralized material based costs	CAD/t milled	61.67
Resource COG (75% of calculated COG)	g/t Au	1.20

Jeffrey Deposit	Unit	ALL DEPTHS
Royalty	%	6.00
Mill recovery	%	92.3
Average mining cost	CAD/t mined	44.05
Processing costs	CAD/t milled	13.60
G&A	CAD/t milled	3.65
Total mineralized material based costs	CAD/t milled	61.30
Resource COG (75% of calculated COG)	g/t Au	1.15

14.14	Constraining Surfaces and Volumes

Open pit constraining surfaces were created for the open pit projects block models in Whittle pit optimization software. The surface-mining mineral resources of the Canadian Malartic and South Barnat deposits were constrained by Canadian Malartic GP’s pit design derived from the current production economic parameters described in Section 15. The surface-mining mineral resources for Western Porphyry were constrained by the Whittle shell.

The final underground block models were converted into sub-blocked models in Deswik software to produce the underground mineable stope optimization (“MSO”) shapes based on the cut-off grade and minimal stope dimensions of 20 m x 30 m x 6 m (length, height, width) and allowing sub-stoping. Optimization is performed without external dilution. The MSO shapes are used as constraints to determine the underground mining mineral resource and include internal dilution (i.e., the portion of material below cut-off grade but located inside the MSO shapes).

14.15	Mineral Resource Statements

The QP responsible for this section of the Technical Report has classified the 2020 MRE as Measured, Indicated, and Inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole density, and interpolation parameters. The QP responsible for this section of the Technical Report is of the opinion that the requirement of reasonable prospects for eventual economic extraction has been met by having a cut-off grade that uses reasonable inputs combined with constraining surfaces for the open pit scenarios and optimized mining volumes (including internal dilution) for the underground scenarios. Each optimized underground mining volume contains only one mineral resource classification level.

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The 2020 MRE is considered to be reliable and based on quality data and substantial geological knowledge. The mineral resource estimates follow CIM 2014 Definition Standards for Mineral Resources & Mineral Reserves (CIM, 2014). Economic viability of mineral resources that are not mineral reserves is not demonstrated.

The QP responsible for this section of the Techncial Report is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially impact the 20202 MRE.

Table 14.11 displays the results of the 2020 MRE, exclusive of mineral reserves, for the Property at variable COGs ranging from 0.29 g/t to 0.40 g/t for the surface mining scenarios and from 1.00 g/t to 1.40 g/t Au for the underground mining scenarios.

Table 14.12 displays the results of the 2020 MRE breakdown by deposits.

As near-surface resources are typically more difficult to recover, Table 14.13 displays the results of the 2020 MRE for the underground resources breakdown by location relative to the pillar of 80 to 100 m below pit design, mining surface or bedrock.

In support of the mining scenario for the Odyssey Project presented in Section 24, Table 14.14 displays the results of the 2020 MRE for the Odyssey deposit breakdown by mineralized zones.

Table 14.11 – Canadian Malartic Property Mineral Resource Statement, exclusive of Mineral Reserves, at December 31, 2020

Area	Category	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
Open pit (COG 0.39 to 0.40 g/t Au)	Measured	297	0.55	5
	Indicated	1,075	0.59	20
	M + I	1,372	0.58	26
	Inferred	7,064	0.74	169
Underground (COG 1.00 to 1.40 g/t Au)	Measured	-	-	-
	Indicated	17,374	1.87	1,044
	M + I	17,374	1.87	1,044
	Inferred	177,844	2.38	13,596
Total	Measured	297	0.55	5
	Indicated	18,449	1.79	1,064
	M + I	18,746	1.77	1,070
	Inferred	184,908	2.32	13,765

Mineral Resource Estimate notes:

1.	The qualified person, as definef by Ni 43-101, for the Mineral Resource estimates, is Pascal Lehouiller, P.Geo. The effective date of the 2020 MRE is December 31, 2020.

2.	Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

3.	The Mineral Resource estimate follows CIM 2014 Definition Standards.

4.	A total of 157 mineralized zones were modelled. A minimum true thickness of 10 m was applied (for the mineralized zones of open pit projects, using the grade of the adjacent material when assayed or a value of zero when not assayed). The estimate is reported for potential surface mining and underground mining scenarios at cut-offs ranging from 0.29 to 0.40 g/t Au (surface mining) and from 1.00 g/t to 1.40 g/t Au (underground mining). The cut-off grades were calculated using a gold price of CAD1,625/oz; a USD/CAD exchange rate of 1.30; a mining cost varying from $4.60/t to $6.93/t (surface mining) and from $39.80 to $47.64/t (underground mining); a processing cost from of $11.56/t to $13.60/t; and a G&A cost from $3.29/t to $8.21/t. The cut-off grade should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

5.	Density values used vary from 2.65 to 2.88.

6.	The assays were capped prior to compositing at 5 m for open pit and at 3 m and 2 m for underground with the exception of East Gouldie 2 m composites which were capped after compositing. Restricted search ellipsoids ranged from 1 g/t to 26 g/t Au at distances ranging from 15 m to 60 m were applied locally.

7.	The Mineral Resources were estimated using GEOVIA GEMS 6.8 software using hard boundaries and soft boundaries where the zone continuity is demonstrated on composited assays. The OK and ID2 methods were used to interpolate a block model. The block dimensions are adapted to the geometry and vary from 6 to 20 m in the three directions.

8.	Results are presented in-situ and exclusives of Mineral Reserves. 1.0 troy ounce = metric tons x grade / 31.1035. Calculations used metric units (metres, tonnes, grams per tonne). The number of tonnes was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects.

9.	The QP is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issues that could materially affect the mineral resource estimate.

10.	While the results are presented undiluted and in-situ, the reported mineral resources are considered to have reasonable prospects for economic extraction.

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Table 14.12 – 2020 Canadian Malartic Property Mineral Resource Estimate per deposit (exclusive of Mineral Reserves )

Operation	Deposit	Category	Cut-off Grade (g/t)	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
Surface mining	Canadian Malartic and South Barnat	Measured	0.39-0.40	297	0.55	5
		Indicated		1,075	0.59	20
		M + I		1,372	0.58	26
		Inferred		2,172	0.87	61
	Western Porphyry	Measured	0.29	-	-	-
		Indicated		-	-	-
		M + I		-	-	-
		Inferred		4,892	0.69	108
Underground mining	Canadian Malartic and Gouldie	Measured	1.20	-	-	-
		Indicated		3,920	1.43	180
		M + I		3,920	1.43	180
		Inferred		256	1.55	13
	Jeffrey	Measured	1.15	-	-	-
		Indicated		137	1.21	5
		M + I		137	1.21	5
		Inferred		55	1.37	2
	Odyssey	Measured	1.00-1.30	-	-	-
		Indicated		2,000	1.90	122
		M + I		2,000	1.90	122
		Inferred		27,707	2.05	1,826
	East Malartic	Measured	1.10-1.40	-	-	-
		Indicated		11,317	2.03	737
		M + I		11,317	2.03	737
		Inferred		86,888	1.91	5,337
	East Gouldie	Measured	1.10-1.25	-	-	-
		Indicated		-	-	-
		M + I		-	-	-
		Inferred		62,938	3.17	6,417

Notes to accompany the table:

1.	No remaining surface mining Mineral Resources exist for the Gouldie and Jeffrey open pits.

2.	The results for Western Porphyry deposit assume displacement of the railroad which is located over the southern wall of the constraining Whittle shell.

3.	Other notes related to the Mineral Resource tabulation can be found below Table 14.11.

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Table 14.13 – Part of the 2020 Canadian Malartic Property Mineral Resource Estimate for the underground mineral resources, breakdown by location relative to pillar (exclusive of Mineral Reserves )

Location	Category	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
Inside pillar (80 to 100 m below pit design, mining surface or bedrock)	Measured	-	-	-
	Indicated	4,872	1.53	239
	M + I	4,872	1.53	239
	Inferred	6,326	1.67	340
Below pillar	Measured	-	-	-
	Indicated	12,502	2.00	805
	M + I	12,502	2.00	805
	Inferred	171,518	2.40	13,256

Notes to accompany the table:

1.	Mineral Resources located in the pillar are typically more difficult to recover.

2.	Other notes related to the Mineral Resource tabulation can be found below Table 14.11.

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Table 14.14 – Part of the 2020 Canadian Malartic Property Mineral Resource Estimate for the Odyssey deposit, breakdown by mineralized zone (exclusive of Mineral Reserves )

Mineralized Zone	Category	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
Odyssey South	Measured	-	-	-
	Indicated	1,531	1.79	88
	M + I	1,531	1.79	88
	Inferred	7,701	1.79	443
Odyssey North	Measured	-	-	-
	Indicated	469	2.26	34
	M +I	469	2.26	34
	Inferred	13,961	2.41	1,081
Jupiter	Measured	-	-	-
	Indicated	-	-	-
	M +I	-	-	-
	Inferred	3,368	1.67	180
Internal EW	Measured	-	-	-
	Indicated	-	-	-
	M + I	-	-	-
	Inferred	2,677	1.41	122

Notes to accompany the table:

1.       Other notes related to the Mineral Resource tabulation can be found below Table 14.11

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15.	MINERAL RESERVE ESTIMATES

15.1	Reserve Block Model

The design for the Canadian Malartic and Barnat pits was prepared from Canadian Malartic GP’s block models (block models CM and BN, respectively) updated on December 31, 2020. These models only account for the open pit reserves that are covered in this section. The resource models were supplied as a Gemcom project file and included the following items: geological rock code, in-situ gold grade, resource category, density and percent solid value. The latter is the percentage of intact rock mass in a given volume, with the remaining portion representing the voids created during past underground operations.

From these two block models, a reserve block model was developed to integrate additional parameters such as mill recovery, dilution, mining zones and royalties.

15.2	Open Pit Optimization

Open pit optimization was conducted to determine the optimal economic shape of the open pit in 3D. This task was undertaken using Whittle software, which is based on the Lerchs-Grossmann algorithm. The method works on a block model of the orebody and progressively constructs lists of related blocks that should or should not be mined. The method uses the values of the blocks to define a pit outline that has the highest possible total economic value, subject to the required pit slopes defined as structure arcs in the software. Since the resource category is a block model attribute, the inferred mineral resources have grades set to zero. This section describes all the parameters used to calculate block values in Whittle.

15.3	Summary of Whittle Parameters

Table 15.1 summarizes the parameters used in the optimization process. All monetary amounts in the table are in Canadian dollars unless specified otherwise. The base case selling price for gold is C$1,625/oz, with a selling cost of C$3.44/oz. The Canadian Malartic and Barnat deposits are divided into zones based on metallurgical recoveries. Recovery rates are based on the latest recovery tests for each zone and historical mill performance. The total ore-based cost for both pits, which includes processing and G&A costs, amounts to C$14.85/t milled.

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714000 E
715000 E
716000 E
N
Canadian Malartic Pit
Barnat Pit
5335000 N
5334000 N
MINE
CANADIAN
MALARTIC
0m
200m
500m
1000m
Source: MCM, December 2020

Figure 15.1 – Final pit design from the Whittle optimization showing the location of the Canadian Malartic and Barnat pits, based on the December 31, 2020 Mineral Reserves

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Table 15.1 – Summary of optimization parameters based on the December 31, 2020 Mineral Reserves

Gold Price (CAD/oz)	1,625
Exchange rate (CAD/USD)	1.30
Selling cost (CAD/oz)	3.44
Royalties (%) Variable from 5% to 7.5%

Zone 0: 0%

Zone 1: 1.5% when gold price higher than $350/oz

Zone 2: 2.0%

Zone 3: 2.0%

Zone 4: 1.5% Gross Overriding Metal Royalty

Zone 5: 1.5% Gross Overriding Metal Royalty

Zone 6: 1% Gross Overriding Metal Royalty

All zones (0 to 6): 5% (Osisko Royalties Gold Ltd)

Metallurgical recovery (“R”) (%) (see Section 13.1.7)

Zone 1 (N): R(%) = 0.97 – exp(-2.47*(Au^0.21)), MAX(97.0%)

Zone 2 (G): R(%) = (1.05 – 0.45/(Au + 1.40)) + 0.024, MAX(94.0%)

Zone 3 (Pi): R(%) = 1.00 – 0.30/(Au + 2.00), MAX(92.0%)

Zone 4 (P): R(%) = (0.96 – exp(-2.51*(Au^0.64)) + 0.024, MAX(96.0%)

Zone 5 (J): R(%) = 0.88 – exp(-2.62*(Au^0.53)) + 0.037, MAX(88.0%)

Zone 6 (Po): R(%) = (0.93 – 0.50/(Au+1.90)) + 0.1, MAX(92.0%)

	Canadian Malartic	Barnat
Processing cost (CAD/t milled)	11.56	11.56
G&A (CAD/t milled)	3.29	3.29
Total cost for processed tonnage (CAD/t milled)	14.85	14.85
Average recovered cut-off grade (g/t Au)	0.39	0.40
Average metallurgical recovery (%)	80.6	85.3
Mining cost including operational components (CAD/t mined)	4.60	4.60
Incremental haulage cost with depth (CAD/t per 10m bench)	0.02262	0.02262
Overburden mining cost (CAD/t):	-	5.00

Mining dilution (%)	6.00	12.00
Mining loss (%)	0.00	0.00
Hard boundary in a buffer zone between the open pit, the town and Hwy 117	-	-
Pit wall slope (Whittle) (see Section 16.1)

Variable per geotechnical domain:

Canadian Malartic – North East zone: 45°

Canadian Malartic – Other zones: 55°

Barnat – Cadillac Fault zone: 50°

Barnat – South West zone: 52°

Barnat – Other zones: 55°

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15.4	Pit Design

The results of the Whittle optimization served as the basis for the final pit design (Figure 15.1). The optimization considered the space needed for ramps and the constraints related to the presence of old excavations. GEMS Pit Design software was used to design ramps with 10% grades and widths of 35 m.

15.4.1	Cut-off Grades

Each COG is calculated using parameters described in the above sections and presented in Table 15.2. The COG is calculated based on after-mining costs. The COG is that grade where revenue from produced gold equals the cost of treating the ore, refining and selling the gold. It is defined as follows:

where:

g       Cut-off grade (g/t Au)

r       Metallurgical recovery (%)

P       Price of gold ($/oz)

Cs Cost of selling (including royalties) ($/oz Au)

Cp Total cost of processing ($/t milled)

Ca Administration and services cost ($/t milled)

Cr Re-handling cost ($/t milled)

Cscap Sustaining capital ($/t milled)

Cmc Closure cost during life of mine ($/t milled)

Based on the above ore-based cost structure and gold price assumption, the in-situ COG is 0.40 g/t Au for the Canadian Malartic pit and 0.39 g/t Au for the Barnat pit, as shown in Table 15.2.

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Table 15.2 – Cut-off grade calculation parameters based on the December 31, 2020 Mineral Reserves

Parameter	Unit	Canadian Malartic pit	Barnat pit
		Average	Average
Gold price	C$/oz	1,625	1,625
Royalty	%	6.4	5.1
Royalty	C$/oz	104.52	83.20
Refining cost	C$/oz	3.44	3.44
Cost of selling	C$/oz	107.96	86.64

Processing fixed cost	C$/t milled	0.00	0.00
Processing consumables	C$/t treated	0.00	0.00
Total processing cost	C$/t treated	11.56	11.56

Metallurgical recovery at cut-off	%	80.6	85.3

G&A	C$/t treated	3.29	3.29

Total ore-based cost	C$/t treated	14.85	14.85

COG	g/t Au	0.40	0.39

15.5	Mineral Reserves

The Canadian Malartic Mineral Reserve Estimate includes open pit and stockpile mineral reserves. The mineral reserves are reported according to CIM Definition Standards. As laid out in these standards, resource model blocks classified as Measured and Indicated (“M&I”) included in the pit shell are reported as Proven and Probable mineral reserves, whereas Inferred mineral resources cannot be included in mineral reserve estimates and therefore have not been included in the LOM schedule.

The ore outlines include a 1 m dilution envelope around economic ore blocks and enclose marginal material surrounded by economic mineralization. The dilution envelope and enclosed waste in most cases are mineralized and have been assigned a dilution grade. From this envelope a percentage of dilution is assigned to each block. The ore tonnage and grades reported in Table 15.3, Table 15.4 and Table 15.5 include dilution tonnage and grades, as estimated from the detailed mining shapes. As Canadian Malartic GP is backfilling all open underground stopes and mining their pillars, the mineral reserve estimate does not consider mining loss.

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Table 15.3 – Canadian Malartic Mine Mineral Reserve Statement at December 31, 2020

Sector	Tonnes (M)	Grade (g/t Au)	Contained Gold (Moz)
Canadian Malartic
Proven Reserves	7.5	1.10	0.26
Probable Reserves	11.7	1.34	0.51
Proven and Probable Reserves	19.2	1.25	0.77
Barnat
Proven Reserves	16.0	1.37	0.71
Probable Reserves	60.4	1.30	2.53
Proven and Probable Reserves	76.4	1.32	3.24
Stockpiles
Proven Reserves	27.2	0.48	0.42
Probable Reserves
Proven and Probable Reserves	27.2	0.48	0.42

Total
Proven Reserves	50.7	0.85	1.39
Probable Reserves	72.1	1.31	3.04
Proven and Probable Reserves	122.9	1.12	4.43

Notes to accompany the Mineral Reserve Estimate:

3.	Mineral Reserves have been estimated by Guy Gagnon P.Eng., an employee of Canadian Malartic GP and a “qualified person” as defined by NI 43-101. The Mineral Reserve estimate conforms to CIM 2014 Standards.

4.	Mineral Reserves are reported by mining zone at average cut-off grades of 0.40 g/t Au for the Canadian Malartic pit and 0.39 g/t Au for the Barnat pit. The cut-off grade is based on metal price assumptions of C$1,625/oz for gold, a gold processing recovery assumption based on the grade (Table 15.1), and operating cost assumptions of C$14.85/t treated.

5.	Column numbers may not add up due to rounding.

Based on the information presented in Sections 16 to 22 of this Technical Report, Canadian Malartic GP can demonstrate the economic viability of the proposed extraction and processing of the Proven and Probable mineral reserves found within the mine plan. Table 15.4 represents a sensitivity analysis based on gold price and the Whittle pit shell.

The QP responsible for this section of the Technical Report is not aware of any mining, metallurgical, infrastructure, permitting or other relevant factors that would materially affect the mineral reserve estimate.

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Table 15.4 – Mineral Reserve sensitivity

Gold Price (US$)	Cut-off Grade (g/t)	Average Grade (g/t)	Ore Tonnage (Mt)	In-Situ Ounces (Moz)	Difference vs. $1,250 (Moz)	Difference vs. $1,250 (%)
375	1.240	6.949	67,933	15,177	-4,235,510	-99.6
650	0.736	2.652	7,315,448	623,625	-3,627,062	-85.3
950	0.514	1.676	54,371,003	2,929,935	-1,320,752	-31.1
1,125	0.438	1.418	83,372,134	3,801,181	-449,506	-10.6
1,200	0.412	1.340	94,180,327	4,056,565	-194,121	-4.6
1,250	0.396	1.287	102,728,234	4,250,687	0	0.0
1,300	0.382	1.244	111,663,568	4,464,963	214,276	5.0
1,375	0.362	1.189	121,970,409	4,662,588	411,902	9.7
1,500	0.333	1.102	142,156,379	5,038,442	787,756	18.5
1,600	0.313	1.022	160,873,680	5,283,925	1,033,238	24.3

15.5.1	Tonnage and grade reconciliation

Tonnage and grade reconciliation between mineral reserves and production balanced with the mill is carried out by Canadian Malartic GP’s employees on a monthly basis with an annual compilation. Table 15.5 presents the annual results since the start of production in 2010 up to December 2020. On an annual basis, the variance between mill production and mineral reserves, based on contained gold, has ranged from -3.4% to +12.3% with an average over the entire life of mine of +3.6%. Although some variation occurs on a monthly basis, which is common in many operations, the overall reconciliation demonstrates good representativity of the reserve block model and the production parameters used for the mineral reserves.

Table 15.5 – Annual reconciliation between Mineral Reserves and production, reconciled with milling results

Year	Ore Mined (Reconciliated to Plant)			Mineral Reserves Mined			Variance % oz.
	tonne	g/t	oz.	tonne	g/t	oz.
2010	1,239,900	0.81	32,100	1,279,700	0.79	32,300	-0.60%
2011	9,062,700	0.80	234,000	8,895,200	0.79	225,900	3.60%
2012	15,677,300	0.92	461,600	16,546,300	0.90	477,900	-3.40%
2013	17,024,100	0.95	519,800	16,218,500	0.94	490,000	6.10%
2014	19,057,500	0.99	608,600	16,974,100	0.99	541,700	12.30%
2015	21,023,000	1.00	679,200	20,003,000	1.00	643,300	5.60%
2016	20,839,000	1.00	671,300	19,458,000	1.01	633,600	6.00%
2017	23,544,700	1.00	757,700	23,676,700	1.00	759,000	-0.20%
2018	27,291,200	1.03	905,200	26,663,400	1.02	874,900	3.50%
2019	29,285,600	0.93	875,800	27,814,500	0.95	853,300	2.60%
2020	23,817,000	0.91	694,700	22,428,700	0.95	685,200	1.40%
Total	207,862,200	0.96	6,439,900	199,958,100	0.97	6,217,300	3.60%

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16.	MINING METHODS

The mining method selected to mine the mineral reserves is by open pit using conventional trucks and shovels. The mining method is optimized in legacy underground mining areas by using remote controlled shovels, drills and dozers.

The highest grade ore is sent directly to the crusher. When ore extraction exceeds milling capacity, the ore is directed to a dedicated stock pile depending on grade (high or low). Waste rock is stockpiled on a dedicated rock pile.

16.1	Geotechnical Assessment

The pit slope recommendations presented in the previous feasibility studies (Mine Canadian Malartic, 2014) and the revised study on the expanded pit (Golder, 2012) concluded that the previous pit slope recommendations presented in Golder (2008) and Golder (2010) remained valid.

Ground reinforcement is used in selected areas following tight scaling procedure and geotechnical inspections. Cablebolts are typically used. Some mesh draping, energy absorption support and high capacity anchors are also installed but to a lesser extent.

16.2	Mine Design

The optimal pit shells produced with the Lerchs-Grossmann algorithm were used as a guideline for the pit design. The pit design process consisted of designing ramp accesses to the bottom of the pit using the geotechnical recommendations guiding bench geometry.

The shell selection process involved analyzing a series of graphs, tables and figures generated in Whittle and Gemcom. The NPV graphs generated in Whittle have distinct characteristics showing major changes to the pit economics. The selected Whittle shells were further analyzed in Gemcom to address the mining practicalities of the selected shells, such as the distances from underground openings.

The pit plan as of December 2020 is shown in Figure 16.1.

16.3	Bench geometry

Figure 16.1 illustrates the different sectors in the Canadian Malartic and Barnat pits. The pit slope design criteria are presented by sector in Table 16.1. Where unfavourable conditions are encountered, local modifications or artificial support are implemented resulting in a good stability of the pit walls.

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Table 16.1 – 2020 slope design criteria for the Canadian Malartic and Barnat pits, by sector

Sector	Operating Practices	Bench Configuration and Height (m)	Catch Bench Width (m)	Bench Face Angle (°)	Inter-Ramp Slope Angle (°)
CM Northeast Zone	Effective Pre-Split	Double Bench 2 x 10 m, 20 m between catch benches	8	60	45
CM East Zone (below 140 elevation)	Effective Pre-Split	Triple Bench 3 x 10 m, 30 m between catch benches	12.7	75	55
CM all sectors except Northeast and East below 140 elevation	Effective Pre-Split	Double Bench 2 x 10 m, 20 m between catch benches	8.5	75	55
Barnat Cadillac Fault Zone	Effective Pre-Split	Double Bench 2 x 10 m, 20 m between catch benches	9.5	70	50
Barnat all sectors except Cadillac Fault and Southwest Zone	Effective Pre-Split	Double Bench 2 x 10 m, 20 m between catch benches	8.5	75	55
Barnat Southwest Zone	Effective Pre-Split	Double Bench 2 x 10 m, 20 m between catch benches	8.5	70	52

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Figure 16.1 – Sector divisions in the Canadian Malartic and Barnat pits, December 31, 2020

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16.3.1       Ramp and haul road design

The ramps and haul roads are designed to accomodate the largest equipment, which is currently the Cat 793F haul truck. For double-lane traffic, provincial regulations are followed. Double lane roads are designed for all accesses. Optimization to complete mining at the bottoms of pits is planned to be single lane. The travelling surface must be at least triple the width of the largest vehicle. Ramp gradients are designed at 10%.

A safety bumper is built on the outer edge using blasted rock. Its height is equal minimally to the rolling radius of the largest tire that will be used on the ramp, with the rolling radius of the Cat 793F tire (40R57) being 1.8 m. These shoulder barriers are required wherever a drop-off greater than 3 m exists and will be designed at 1.35:1 (H:V).

A 0.9 m wide ditch on the outer side and a 1.6 m wide ditch on the inner side of the road are planned to ensure proper drainage of the running surface. The ramp has 1% and 3% cross-slopes to facilitate drainage.

Table 16.2 summarizes the ramp design parameters and Figure 16.2 illustrates the in-pit haul road design.

Table 16.2 – Haulage road design parameters

Parameter	Dimension (m)
Design Vehicle Overall Width (227t truck)	8.3
Radius of Tire (40.00R57)	1.8
Safety Berm Height	2.0
Safety Berm Width	5.4
Ditch Width	1.6
Double Lane High Wall Haul Road	35.0
Single Lane High Wall Haul Road	25.0

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Figure 16.2 – In-pit haul road design

16.3.2       Pit design

Mining constraints in the Canadian Malartic North sector due to the town’s proximity and old underground openings make it impractical to divide the pit into phases. Instead, the design considers two pits, Canadian Malartic and Barnat, according to the permits obtained. The final mining phase of the pit is presented in Figure 16.3.

16.3.3       Waste rock pile design

Waste material is stored north of the tailing storage facility (TSF), where it is used to build a berm to contain the thickened tailings. An estimated total tonnage of 450 Mt of waste will be placed on the waste rock pile. An in-situ compacted density of 1.96 t/m3 was used to estimate the storage volume of 230 Mm3.

The toe of the waste rock pile is located about 100 m from the pit crest. Ramps are designed to minimize haulage distances while maintaining a 10% gradient.

The waste rock pile is constructed in 10 m lifts with 11.5 m terraces or step-ins between lifts for an overall slope angle of 21.8° (2.5H:1V), except for slopes contiguous to the tailings pond where the overall slope angle is 26.6° (2H:1V). In these areas, lifts are also 10 m high, but 6.5 m terraces are left between lifts. The final height of the waste dump will be 100 m for most sectors. The final waste dump design is illustrated in Figure 16.4.

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The capacity for the current waste rock pile to accept Barnat waste rock is insufficient. However, the full mine plan includes tailings and waste rock being stored in the emptied Canadian Malartic pit, and all required studies and analysis are ongoing for this in-pit option for waste rock storage.

16.3.4       Mine production schedule

The latest mine production schedule (LOM 2020) was developed to feed the mill at a nominal rate of 57,000 tpd. Table 16.3 presents the bench extraction schedule by period for the Canadian Malartic and Barnat pits between 2021 and 2028.

Figure 16.3 – Final mining pits

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Figure 16.4 – Final waste dump design

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Table 16.3 – Bench extraction schedule by period (Canadian Malartic and Barnat) based on LOM 2020

Canadian Malartic & Barnat Pits
Bench	Category	2021	2022	2023	2024	2025	2026	2027	2028
310	Ore	0	0	0	0	0	0	0	0
310	Waste	29,349	0	0	0	0	0	0	0
310	Strip ratio	-	-	-	-	-	-	-	-
300	Ore	566,176	0	0	0	0	0	0	0
300	Waste	4,489,037	88	0	0	0	0	0	0
300	Strip ratio	7.93	-	-	-	-	-	-	-
290	Ore	1,805,296	115	0	0	0	0	0	0
290	Waste	9,629,526	1,040,542	0	0	0	0	0	0
290	Strip ratio	5.33	9,013.10	-	-	-	-	-	-
280	Ore	3,153,574	391,435	0	0	0	0	0	0
280	Waste	11,776,958	4,137,045	0	0	0	0	0	0
280	Strip ratio	3.73	10.57	3.58	-	-	-	-	-
270	Ore	2,403,606	1,820,488	20	0	0	0	0	0
270	Waste	8,926,117	8,275,463	115	0	0	0	0	0
270	Strip ratio	3.71	4.55	5.81	-	-	-	-	-
260	Ore	838,048	3,252,138	222,018	0	0	0	0	0
260	Waste	3,153,073	12,446,529	1,069,952	0	0	0	0	0
260	Strip ratio	3.76	3.83	4.82	-	-	-	-	-
250	Ore	0	3,736,801	679,819	0	0	0	0	0
250	Waste	0	11,025,319	4,285,994	0	0	0	0	0
250	Strip ratio	0.65	2.95	6.30	-	-	-	-	-
240	Ore	0	1,858,663	2,402,802	0	0	0	0	0

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240	Waste	0	5,361,241	9,678,748	0	0	0	0	0
240	Strip ratio	-	2.88	4.03	-	-	-	-	-
230	Ore	0	598,197	3,383,752	4	0	0	0	0
230	Waste	0	1,697,074	11,858,662	83	0	0	0	0
230	Strip ratio	-	2.84	3.50	21.74	-	-	-	-
220	Ore	0	0	3,821,812	52,155	0	0	0	0
220	Waste	0	0	12,343,960	777,110	0	0	0	0
220	Strip ratio	-	-	3.23	14.90	-	-	-	-
210	Ore	0	0	3,368,470	463,368	0	0	0	0
210	Waste	0	0	7,789,422	3,940,228	0	0	0	0
210	Strip ratio	-	-	2.31	8.50	-	-	-	-
200	Ore	0	0	2,283,578	1,234,508	0	0	0	0
200	Waste	0	0	2,873,704	8,215,524	0	0	0	0
200	Strip ratio	-	-	1.26	6.65	-	-	-	-
190	Ore	0	0	0	3,067,736	0	0	0	0
190	Waste	0	0	0	9,796,906	0	0	0	0
190	Strip ratio	-	-	2.25	3.19	-	-	-	-
180	Ore	0	14,949	0	3,065,191	10	0	0	0
180	Waste	0	4,230	0	9,371,321	82	0	0	0
180	Strip ratio	-	0.28	-	3.06	8.64	-	-	-
170	Ore	0	110,827	0	2,493,750	128,393	0	0	0
170	Waste	0	82,195	0	7,524,171	757,003	0	0	0
170	Strip ratio	-	0.74	-	3.02	5.90	-	-	-
160	Ore	0	85,514	0	2,244,943	267,717	0	0	0
160	Waste	0	88,745	0	4,515,134	3,503,882	0	0	0
160	Strip ratio	-	1.04	-	2.01	13.09	-	-	-

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150	Ore	0	0	0	976,744	1,418,446	0	0	0
150	Waste	0	0	0	1,288,224	5,513,183	0	0	0
150	Strip ratio	-	2.33	-	1.32	3.89	-	-	-
140	Ore	0	0	0	0	2,313,351	0	0	0
140	Waste	0	0	0	0	6,506,304	0	0	0
140	Strip ratio	-	-	-	-	2.81	-	-	-
130	Ore	0	0	0	0	2,121,799	0	0	0
130	Waste	0	0	0	0	5,436,854	0	0	0
130	Strip ratio	-	-	-	-	2.56	-	-	-
120	Ore	0	0	0	0	2,033,439	34	0	0
120	Waste	0	0	0	0	4,009,426	183	0	0
120	Strip ratio	-	-	-	-	1.97	5.35	-	-
110	Ore	0	0	0	0	1,492,589	298,121	0	0
110	Waste	0	0	0	0	1,471,047	1,723,038	0	0
110	Strip ratio	-	-	-	-	0.99	5.78	-	-
100	Ore	0	0	0	0	0	1,707,968	0	0
100	Waste	0	0	0	0	0	2,944,889	0	0
100	Strip ratio	-	-	-	-	-	1.72	-	-
90	Ore	0	0	0	0	0	1,555,486	0	0
90	Waste	0	0	0	0	0	2,105,617	0	0
90	Strip ratio	-	-	-	-	-	1.35	-	-
80	Ore	0	0	0	0	0	1,332,164	0	0
80	Waste	0	0	0	0	0	1,877,686	1	0
80	Strip ratio	-	-	-	-	-	1.41	97.37	-
70	Ore	19	0	0	0	0	1,106,174	45	0
70	Waste	9	0	0	0	0	1,415,747	103	0

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70	Strip ratio	0.46	-	-	-	-	1.28	2.28	-
60	Ore	253,229	0	0	0	0	559,552	443,070	0
60	Waste	32,432	0	0	0	0	270,723	916,505	0
60	Strip ratio	0.13	-	-	-	-	0.48	2.07	-
50	Ore	1,928,604	0	0	0	0	0	904,674	0
50	Waste	1,241,084	0	0	0	0	0	870,709	0
50	Strip ratio	0.64	-	-	-	-	-	0.96	-
40	Ore	4,062,559	0	0	0	0	0	847,036	0
40	Waste	2,003,274	0	0	0	0	0	735,062	0
40	Strip ratio	0.49	-	-	-	-	-	0.87	-
30	Ore	3,553,896	0	0	0	0	0	618,611	0
30	Waste	1,816,261	0	0	0	0	0	510,697	0
30	Strip ratio	0.51	-	-	-	-	-	0.83	-
20	Ore	2,848,101	105	0	0	0	0	508,758	27
20	Waste	1,765,065	39	0	0	0	0	485,875	37
20	Strip ratio	0.62	0.37	-	-	-	-	0.96	1.37
10	Ore	1,187,307	929,597	0	0	0	0	121,204	242,270
10	Waste	810,283	475,759	0	0	0	0	7,302	323,672
10	Strip ratio	0.68	0.51	-	-	-	-	0.06	1.34
0	Ore	0	1,943,325	0	0	0	0	0	339,077
0	Waste	0	1,234,228	0	0	0	0	0	222,080
0	Strip ratio	-	0.64	-	-	-	-	-	0.65
-10	Ore	0	1,307,754	0	0	0	0	0	244,236
-10	Waste	0	645,398	0	0	0	0	0	92,384
-10	Strip ratio	-	0.49	-	-	-	-	-	0.38
-20	Ore	0	741,920	0	0	0	0	0	121,873

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-20	Waste	0	314,257	0	0	0	0	0	63,075
-20	Strip ratio	-	0.42	0.03	-	-	-	-	0.52
-30	Ore	0	366,517	27	0	0	0	0	45,802
-30	Waste	0	163,009	5	0	0	0	0	3,618
-30	Strip ratio	-	0.44	0.20	-	-	-	-	0.08
-40	Ore	0	0	221,382	0	0	0	0	0
-40	Waste	0	0	47,473	0	0	0	0	0
-40	Strip ratio	-	-	0.21	-	-	-	-	-
-50	Ore	0	0	33,316	0	0	0	0	0
-50	Waste	0	0	5,680	0	0	0	0	0
-50	Strip ratio	-	-	0.17	-	-	-	-	-
Total	Ore	22,600,415	17,158,344	16,416,997	13,598,399	9,775,744	6,559,499	3,443,398	993,285
Total	Waste	45,672,466	46,991,162	49,953,716	45,428,700	27,197,782	10,337,883	3,526,254	704,866
Total	Strip ratio	2.02	2.74	3.04	3.34	2.78	1.58	1.02	0.71
Total		68,272,881	64,149,506	66,370,712	59,027,099	36,973,525	16,897,382	6,969,652	1,698,152

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16.4	Mine Operations and Equipment Selection

16.4.1       Drilling and blasting

The drill pattern design is dictated by the need to control blast-induced vibrations and air overpressures (airblasts) in the neighbouring town of Malartic. Ground vibrations and air overpressures are regulated by Directive 019 (“D019”) of the MELCC (Québec’s Ministry of the Environment and the Fight Against Climate Change).

D019 requires that the maximum particle velocity measured at the point of impact be less than 12.7 mm/s and that the maximum air overpressure be less than 128 dB. One way to obtain these levels is to limit the quantity of explosives detonated per delay.

To establish safe operating criteria, a study conducted by Géophysique GPR International Inc. as part of the Environmental Impact Assessment (“EIA”) has provided guidelines as to the permissible quantity of explosives per delay in order to meet the D019 thresholds.

Blast zones are developed with 10 m bench heights. Decking techniques to control vibrations are used in predetermined blast zones. Blast pattern designs result in a powder factor ranging from 0.28 to 0.34 kg/t of rock.

16.4.2       Ore control

The ore control program consists of establishing ore/waste boundaries in the field to guide loading operators. This information can be relayed to the digital screens placed in the shovels, which use the CAT MineStar dispatch system that shows bucket location with respect to the digging packets.

Moreover, all blasts containing ore are monitored using the Blast Movement Monitor electromagnetic emitters. This technology shows final ore location after its displacement that occurs during the blast.

16.4.3       Loading and hauling

Fleet productivity is presented in Table 16.4, while Table 16.5 shows the major equipment requirements to support the extraction schedule presented in Table 16.3.

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Table 16.4 – Average haulage cycle times (minutes) per year, based on LOM 2020

	Canadian Malartic Pit		Barnat Pit		Reclaim (Stockpile)
	Ore	Waste	Ore	Waste	Ore
2021	45.03	50.00	28.30	24.92	6.45
2022	47.23	54.37	29.36	27.90	12.71
2023	49.23	57.32	32.26	15.76	13.35
2024	-	-	35.81	16.81	14.35
2025	-	-	38.59	21.31	13.33
2026	-	-	40.28	29.05	8.72
2027	-	-	44.47	44.89	-
2028	-	-	47.25	58.31	-

Table 16.5 – Major equipment requirements based on LOM 2020

Major Equipment	2021	2022	2023	2024	2025	2026	2027	2028
Rotary Drill (Pit Viper 235)	10	10	10	9	6	4	2	2
Rotary Drill (Cubex)	5	4	4	4	3	2	1	1
Shovel (RH340)	3	3	3	3	2	1	1	1
Shovel (CAT6050)	1	1	1	1	0	0	0	0
Shovel (EX5600)	2	2	2	2	2	2	1	1
Wheel Loader (994)	1	1	1	0	0	0	0	0
Wheel Loader (L1850)	3	3	3	3	3	2	1	1
Haul Truck (240 t. class)	34	34	34	34	18	15	8	8
Grader (16’ blade)	4	4	4	4	4	4	4	4
Grader (14’ blade)	1	1	1	1	1	1	1	1
Water Truck (777)	3	3	2	2	2	2	2	2
Track Dozer (D10T)	6	6	6	6	5	4	3	3

As of December 31, 2020, 138 pickup trucks are in use on the site for all departments combined.

16.4.4       Mine dewatering

Five hydrogeological formations are present in the site area. From the most recent to the oldest, it is a cover of sphagnum moss, deep-water glaciolacustrine deposits, glaciolacustrine deposits, till and rock. Another important hydrogeological formation corresponds to the glaciofluvial deposits of Esker, which consist of sands, gravels and pebbles extending to the north of Malartic. Groundwater flows east and northeast under an average hydraulic gradient of 0.0058 m / m.

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The Canadian Malartic and Barnat pits are dewatered by lowering the water table. The old underground openings of former underground mines (Canadian Malartic, Barnat/Sladen and East Malartic) are directly below the designed pit limits. These underground openings provide very high hydraulic conductivity.

The old underground openings are physically separate, creating two distinct areas (eastern/western). Each area is dewatered using its own system of pumps and pipes.

The volumetric capacity of the old openings provides a buffer zone, mitigating the risks associated with an extreme rain event. The water level must be at least 30 m below the lowest mined floor. Depending on the water quality, the pumped water from the pits will be sent to the polishing pond or the Southeast Pond.

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17.	RECOVERY METHODS

17.1	Plant Design Criteria

Since its operational debut in 2011, the Canadian Malartic mine’s mill has seen a significant ramp-up in efficiency and throughput due to several projects that further improved its operation.

One of the first main modifications that helped increase the throughput was the addition in 2012 of a secondary crushing line consisting of two cone crushers in parallel and a second pebble crusher in a closed loop with the SAG mill. Indeed, at the early commissioning stage, the performance of the comminution circuit was below expectations from the initial process design. Additional grinding testwork performed in 2011 concluded that the difference was due to harder than expected ore.

In 2016, after further testwork, the tailing thickener was modified to increase its compaction efficiency to reach a higher underflow density. The cyanide destruction process was also modified to Caro’s acid to stop sulphur dioxide usage.

The addition of an auxiliary line of pre-crushed material in 2017 further increased and stabilized the throughput of the mill by increasing the overall capacity of the crushing circuit. Maintenance efficiency and flexibility on the crushing circuit was also improved since the auxiliary line could compensate during downtimes.

More recently, the elution circuit was upgraded from a conventional Zadra process to a Split-Zadra process for increased performance, and an advanced control system was implemented at the grinding circuit to further optimize processing.

Table 17.1 lists some key performance indexes throughout the life of the mill.

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Table 17.1 – Canadian Malartic mine processing plant performance (2011-2020)

Year	Tpy	Tpcd[1,2]	P80 (µm)[1]	Gold grade (g/t)[1]	Gold recovery (%)[1]	Gold produced (ounces)	Development milestone
2011	8,502,323	29,218	-	0.84	87.4	176,691	Start of production: commissioning and ramp-up
2012	14,046,526	38,378	-	0.96	89.4	397,008	Secondary grinding and second Pebble crusher added to process
2013	18,008,250	49,338	67.6	0.92	88.9	463,521
2014	18,705,551	51,248	70.3	1.00	88.8	539,046
2015	19,089,527	52,300	75.3	1.05	88.8	574,589
2016	19,641,393	53,665	77.6	1.04	89.3	588,799	Tailing thickener retrofit for increased underflow density Switch to Caro’s acid for cyanide destruction
2017	20,357,605	55,774	82.8	1.09	88.6	629,840	Auxiliary pre-crushed material line added to crushing circuit
2018	20,483,740	56,120	83.8	1.20	88.3	699,307	Elution circuit upgraded to Split-Zadra Implementation of an Advanced Control system at the grinding circuit
2019	21,049,061	57,669	86.5	1.12	88.7	668,059
2020	20,799,764	56,830	84.8	0.97	87.4	565,926	Production halted 23 days in March-April due to government-mandated COVID-19 restrictions, and restarted with enhanced anti-viral protocols

1) Averages; 2) Tonnes per calendar day

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Table 17.2 lists a summary of the principal design criteria established for the Canadian Malartic mine’s mill. The process design criteria are based on a processing plant of 58,795 tonnes per operating day (tpod) capacity with a plant design utilization of 92%. The basis for the plant design assumed a head grade of 1.2 g/t Au and a gold recovery of 86%. The performances achieved during 2019 are also shown in the same table.

Table 17.2 – Summary of the principal design criteria for the Canadian Malartic mine’s mill

Description	Units	Average Value
		Original	2019 Update
Nominal annual throughput	tpy	20,075,000	20,075,000
Process plant utilization	%	92.0	95.5
Crusher plant utilization	%	70.0	86.4
Nominal daily throughput	tpcd	55,000	55,000
Average hourly crusher throughput	tph	3,275	2,652
Average hourly mill throughput	tph	2,491	2,400
Gold content in ore	g/t Au	1.07	1.12
Silver content in ore	g/t Ag	1.69	1.65
Grind P80	Microns	64.0	86.5
Average leach time	Hours	28	28
Gold recovery	%	85.9	88.7
Silver recovery	%	69.3	75.3
Annual gold production	oz/y	590,975	669,191
Annual silver production	oz/y	753,000	841,991
Carbon loading	g/t Au	2,520	1,200
	g/t Ag	Not applicable	1,695
Weight of carbon stripped per day	tpd	20	39

17.2	Process Description Overview

The next subsection describes the different circuits that ensure the operation of the mill. Additional precision regarding the sizing of the major equipment of the mill can be found in the prior NI 43-101 technical report prepared in respect of the Property published in 2014 (Gervais et al., 2014). The overall process flow diagram is presented in Figure 17.1.

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MINE ORE
GYRATORY CRUSHER
APRON FEEDER
SECONDARY CONE CRUSHERS (2)
APRON FEEDER
AUXILIARY ORE
STOCKPILE SHELTER
STACKING CONVEYOR
APRON FEEDERS (3)
LIME
WATER
SAG MILL
SCALPING SCREENS (2)
PEBBLE CRUSHERS (2)
CYCLONES (2)
BALL MILL #3
CYCLONES
BALL MILL #1
CYCLONES
BALL MILL #2
TRASH SCREENs (2)
LIME
CYANIDE
LEACH THICKENER
CYANIDE
JOHNSON BASIN
TAILING THICKENER
SERVICES WATER TANK
MILL SERVICES
PROCESS WATER TANK
GRINDING
LEACH TANKS (5)
LEACH TANKS (5)
LEACH TANKS (5)
LEACH TANKS (5)
OXYGEN SUPPLY
LOADED CARBON SCREENS (2)
LOADED CARBON SCREEN
RESIDUES
LOADED CARBON TANK
CARON STRIP VESSELS (2)
SOLUTION HEATING
PREGNANT SOLUTION TANK
ELECTONWIWINING CELLS (6)
GOLD BEARING SLUDGE
DRYING OVEN
INDUCTION FURNACE
GOLD BAR
CAUSTIC AND CYANIDE SOLUTION
BARREN SOLUTION TANK
FRESH CARBON
CARBON SIZING SCREENS (2)
FRESH CARBON SIZING SCREEN
CARBON REACTIVATION KLINS (2)
QUENCH TANKS (2)
PUMPCELL UNIT #1 (7)
SAFETY SCREENS (2)
CARBON RECOVERY SCREEN
CARBON FINES SETTLING TANK
CARBON FINES
PUMPECLL UNIT #2 (7)
MINE WATER
MINE WATER TANK
SPENT COOLING WATER
COOLING WATER CIRCUIT
REAGENT PREPARATION WATER TANK
TAILINGS THICKENER
TO SERVICE WATER TANK
HYDROGEN PEROXYDE & SULFURIC ACID
CYANIDE DESTRUCTION TANK(2)
REAGENT PREPARATION
POLISHING POND
EFFLUENT TREATMENT PLANT
SOUTHEAST POND
TAILINGS POND
MINE CANADIAN MALARTIC

Source: MCM, December 2020

Figure 17.1 – Process flow diagram for the mill at Canadian Malartic mine

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17.2.1       Crushing circuit

Run of mine (“ROM”) ore is transported to the gyratory crusher. Material from the primary crusher is conveyed to a secondary crushing plant. The crushed ore feeds a conveyor to transport the ore to the covered stockpile. The ore is reclaimed from the stockpile in an underground reclaim tunnel and is conveyed to the primary grinding SAG mill in the concentrator.

17.2.2       Grinding circuit

The SAG mill is in a closed circuit with scalping screens and two pebble crushers. The SAG circuit product is fed to the secondary grinding ball mills, which feed the tertiary grinding ball mill to produce a final product size suitable for feeding the leach circuit. There are two secondary ball mills and each one is a closed circuit with one cluster of hydrocyclones, while the tertiary grinding ball mill requires two clusters of hydrocyclones.

The slurry is brought to a pH of approximately 11 with lime added at the SAG mill feed step. The ground slurry passes through linear screens, before the thickener, to screen out any organic material and any other tramp material that has come into the mill with the ore, which would otherwise be kept in the carbon in pulp (“CIP”) circuit by the carbon screens.

17.2.3       Pre-leach thickener, leaching and adsorption

The slurry is thickened to an average of 53% solids in the pre-leach thickener before being fed to the leach circuit. The leach tanks are located outside and consist of four series of five tanks in parallel with agitators. Oxygen is added to raise the oxygen level in the solution phase in order to maintain the leach kinetics. From the leach tanks, the slurry flows by gravity to the CIP circuit. The circuit is composed of two parallel sets of Kemix CIP pump cell carousel systems. Each cell contains approximately 13 t of carbon. The loaded carbon and slurry are pumped from the cell in the first stage of the carousel circuit to a loaded carbon screen where the carbon is separated from the slurry. The slurry returns to the second stage cell of the carousel while the loaded carbon is transferred to the stripping vessels by gravity.

17.2.4       Elution and electrowinning circuit

The Split-Zadra process is used to extract the gold from the loaded carbon. The caustic solution is heated to about 140°C and is then passed through the pressurized stripping vessel that strips the gold from the loaded carbon and sends it into the stripping solution. The solution is sent to the electrowinning circuit where gold is plated onto stainless steel wool cathodes. The plated gold is pressure washed from the cathodes and then filtered, dried and sent to a refining furnace where the gold is poured into doré bars. The bars contain a significant amount of silver that is recovered along with gold.

17.2.5      Carbon reactivation circuit

The stripped carbon is transferred to the carbon reactivation kilns, where it is reactivated by heating it to about 800°C in a reducing atmosphere. The carbon is then re-used in the CIP circuit. Fresh carbon is regularly added to make up for attrition losses. The activated carbon is pumped to the tank in the CIP that has been emptied when the loaded carbon has been removed to start a new tank in the carousel. Before being added to the last tank in the carousel series, the carbon is screened to ensure that no fine particles of carbon are introduced into the circuit.

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17.2.6       Tailing thickener and cyanide destruction

The slurry flowing from the last tank in the carousel series is barren of gold and is considered as tailings. This slurry is discharged over linear safety screens as insurance against coarse carbon losses from the circuit. The slurry is thickened to approximately 63% solid in the tailing thickener. The thickened tailings slurry is pumped to the detoxification plant where the total cyanide content is reduced to less than 20 ppm using Caro’s acid. The detoxified slurry is subsequently pumped to the tailings retention ponds, where most of the water drains out to be reclaimed back into the process.

17.3	Requirements for Water and Process Materials

17.3.1       Process plant consumables

Table 17.3 lists the main reagent and consumables consumption for Canadian Malartic mine’s mill for 2020.

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Table 17.3 – Average consumption of mill reagents and consumables in 2020 at the Canadian Malartic mine

Sector	Consumables	Quantity (kg/tonne)
Grinding	Steel balls 5”	0.365
	Steel balls 2.5”	0.314
	Steel balls 1”	0.231
Reagents	Carbon	0.041
	Quicklime	0.591
	Sodium cyanide (100% NaCN)	0.187
	Anti-scalant	0.018
	Flocculent	0.026
	Liquid oxygen	0.297
	Hydrogen peroxide (100% H2O2)	0.085
	Caustic (100% NaOH)	0.025
	Sulphuric acid (93%)	0.492

17.3.2       Water circulation and consumption

Three distinct water systems are used at the Canadian Malartic mine’s processing plant. Process water comes from the pre-leach and tailing thickeners overflows and is mainly recycled at the grinding circuit. Reclaim water comes from the Southeast pond and is used if there is insufficient process water in the circuit. Lastly, fresh water, which can notably be used for process water, reagent preparation water and gland seal water, is pumped from the Johnson pond located south of the mill.

17.3.3       Energy requirements

Most of the power consumption at the mill occurs in the grinding circuit. With a SAG mill that requires an average of 15.4 MW and three ball mills that need about 11.3 MW each, an average consumption of 177,480,000 kWh is needed to grind the ore to the optimal size to ensure good milling performance.

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17.4	Plant facilities modifications

Several modifications were made to the mill since the Canadian Malartic mine’s FS was published in 2014 (Gervais et al., 2014). This subsection will highlight these key modifications.

17.4.1    Crushing Circuit

The pre-crushed material that has fed the crushing circuit since 2017 is produced using two independent lines.

Line #1 is equipped with a 200 hp C125 Jaw crusher with a 600 tph capacity directly followed by a 400 hp CS660 gyratory crusher with a 600 tph capacity and a 2-Deck F1100 screen. Final grinding is performed by two cone crushers, with the first crusher having a power of 600 hp and a capacity of 400 tph, and the second crusher having a power of 400 hp and a capacity of 300 tph.

Line #2 is equipped with a 250 hp Primary C130 Jaw crusher with a 600 tph capacity followed by a 2-Deck F100 screen. Secondary and tertiary grinding are performed by two 400 hp cone crushers with respective capacities of 400 tph and 300 tph.

Crushed material is handled using several conveyors of different sizes and power ranging from 30 hp to 120 hp. Loaders are used to load 34-ton trucks that transport the material to a grizzly screen. The pre-crushed material reaches the main grinding circuit via a final conveyor.

Figure 17.2 shows a simplified schematic representation of the grinding circuit.

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Figure 17.2 – Crushing circuit at Canadian Malartic mine as of 2020

17.4.2       Elution circuit

The elution circuit was upgraded in 2018 from a conventional Zadra process to a Split-Zadra process to increase performance. This modification allowed an increase in the total elution frequency from approximately 2.5 elution sequences per calendar day to about 3.5 elution sequences per calendar day. Valves sequences were also automated to increase operational efficiency.

17.4.3       Tailing thickener

Facing an underflow density that was too low at around 60%, several modifications were made to the tailing thickener in 2016 to increase its compaction efficiency. The feed well design was modified and the thickeners’ wall was raised to improve the overall dilution. Average densities of 65% were achieved immediately upon the upgrade due to these modifications.

17.4.4       Gold electrowinning and refining

Modifications were made to the electrowinning process in 2018 for better plated gold distribution amongst the cells, in order to increase operational flexibility and to assess a volumetric constraint. Electrowinning cells were all switched in parallel compared to the previous setup of two lines of three cells in serial.

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17.4.5       Cyanide destruction

In 2016, the sulphur dioxide/air process was replaced by Caro’s acid for the cyanide destruction process. Two storage tanks for both the peroxide and the sulphuric acid were installed in addition to a mixing skid on top of the cyanide destruction tanks. The old sulphur dioxide vessel was removed soon after the conversion.

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18.	PROJECT INFRASTRUCTURE

The main infrastructure of the Canadian Malartic mine includes the multi-service building (administration / warehouse / mine office / truck shop), the process plant, the crushing plant, the guardhouse, several pumping stations, the construction office and many MegaDome buildings. Figure 18.1 and Figure 18.2 show aerial views of the mine site infrastructure. Figure 18.3 is a high-resolution satellite image showing the main infrastructures on June 28, 2019.

18.1	Electrical and Communication

18.1.1	120 kV electrical transmission line

The electrical power is supplied by the existing Hydro-Québec 120 kV Cadillac main substation, which was connected to the mine site with the construction of a 19-km-long 120 kV electrical transmission line. The power demand for the entire project is about 85 MW, including all ancillary facilities for the mill and mine.

18.1.2	Main substation

The main substation includes all the equipment required by Hydro-Québec to connect the mine complex to the local grid. Loads are distributed to each of the three transformers at an average of 28 MW each. If a transformer failure occurs, or if maintenance of one of the transformers is required, the load will be redistributed to the two available transformers, guaranteeing continuity of production.

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Figure 18.1 – Aerial view of the Canadian Malartic mine infrastructure (looking north) in July 2019

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Waste rock facilities
Southeast Pond
Tailling thickener
Leach tanks
Tailling Ponds
Electrical station
Mill
Pre leach thickener
Covered stockpile

Figure 18.2 – Aerial view of the Canadian Malartic mine infrastructure (looking east) in July 2019

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713000 E
714000 E
715000 E
716000 E
717000 E
718000 E
719000 E
5335000 N
5334000 N
5333000 N
5332000 N
CANADIAN MALARTIC PIT
BARNAT PIT
EXTENSION PR5
BOOSTER PUMP
CUT AREA (2017)
SOUTHEAST POND
SEDIMENTATION AREA
ORICA PLANT
ENVIRONMENT GARAGE
EMERGENCY SPILLWAY
Pits
Waste dump
Dike
Pond
Overburden stockpile
Odyssey project
Ore stockpile
MINE CANADIAN MALARTIC
0m 200m 500m 1000m
Source: MCM

Figure 18.3 – Satellite image from June 28, 2019, showing the general layout of the Canadian Malartic mine with tailings, stockpiles, waste dumps and water networks

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18.1.3	Site power distribution

A large electrical room was built in the process plant for process and service loads. This electrical room includes transformers and distribution equipment for the 13.8 kV, 5 kV and 600 V loads in many different areas (Table 18.1).

For the mine loop, two other 25 kV step-up transformers have been added for the electrical power feed to the open pit (shovels, pumping station, lighting, etc.). Local secondary substations consisting of pad-mounted and mobile subunits have been installed for the open pit operation.

A 23 km-long, 25 kV electrical distribution network covering the site is also required to feed the following areas:

•	Crushing plant
•	Reclaim water pumping system
•	Effluent treatment plant
•	Freshwater pumping system
•	Explosives plant
•	Shovels in the mine pit

As for fire protection, manual extinguishers are installed in all electrical rooms and the main transformer room has wet-type sprinkler protection.

Table 18.1 – Electrical room detail per area

Location	Power	Voltage
Close to the concentrator	2.5 MW	4.16 kV
Close to the concentrator	2.5 MW	4.16 kV
Close to the concentrator	1.5 MW	600 V
Crusher building	250 kW	600 V
Johnson Basin	250 kW	600 V
Southern part of tailings pond	1 MW	600 V
Southeast part of tailings pond	1 MW	600 V
Administration building	250 kW	600 V

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18.1.4	Communication systems

The telephone network for the plant area is connected by optical fibre to the Malartic telephone exchange. It is used for telephone, fax and computer by IP telephone, etc.

The radiophone system includes four sites:

•	Plant: the main repeater station with main antenna located close to the administration office
•	Canadian Malartic mine pit: an antenna located at the mine pit
•	Barnat mine pit: an antenna located between the Barnat and Canadian Malartic mine pits
•	Tailings pond: an antenna located beside the Southeast Pond.

18.2	Green Wall (linear park)

A buffer zone, 135 m wide, has been established along the northern limit of the open pit to mitigate the impact of mining activities on the citizens of Malartic.

Inside this buffer zone, a landscaped ridge was built mainly of rock and topsoil from the pre-stripping work. The ridge’s height is 15 m in areas where the density of residents is high, and 5 to 6 m in non-residential sectors. A security fence has been erected at the bottom of the ridge on the urban side to restrict access into the Property. Soil and organic matter cover the surface, planted with different vegetation types such as shrubs, trees and grasses.

18.3	Main Security Control Gate

At the main entrance of the site, a control gate building equipped with an automated control gate system allows personnel to supervise the entrance and the flow of merchandise.

Security personnel are responsible for visitor registration and individual safety equipment distribution.

Furthermore, a fire protection system panel and a surveillance camera are connected to the main control gate.

A parking lot that can accommodate 640 vehicles is in front of the main control gate.

18.4	Multi-service Building (Administration / Warehouse / Mine Office / Truck Shop)

The administration/warehouse part of the building has two floors.

A warehouse is on the ground floor. A doorway inside the warehouse leads into the mine’s heavy equipment maintenance shop. A separate outside warehouse facility consists of two MegaDome buildings. Outdoor storage spaces are also present.

The multi-service building contains the following departments or services:

•	Management
•	General Administration, Accounting
•	Geology
•	Engineering
•	Environment
•	Health and Safety
•	Human Resources
•	Information Technology (IT), Telecommunications, Data Room

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Mine operations and maintenance personnel are assigned to another part of the multi-service building, which is also joined to the mine’s heavy equipment maintenance shop.

The mine office includes the following services:

•	Mine maintenance staff office
•	Mine maintenance personnel dispatch centre
•	Contractor offices
•	Medical centre
•	Training and conference room
•	Mine maintenance lunchroom and dry

The mine dry accommodates 865 workers for the mine operations and maintenance departments. This building is protected against fire by a sprinkler system.

The truck shop facility is used for the maintenance of heavy mining equipment.

A new garage, located near the truck shop facility, was built in 2016 to accommodate two bays for OTR (off-the-road) tire handling.

18.5	Process Plant Offices, Dry and Lunchroom

Located adjacent to the concentrator building, on the southwest corner, is the 3-story administration and general service facility, which includes administration offices, change rooms, toilets and showers, lockers, cafeteria, first aid stations and laboratories.

18.6	Crusher and Stockpile Tunnel

The crusher and stockpile tunnel are described in Section 17.3.1.

The crusher is protected by a fire hose system, the crusher conveyor by a dry-type sprinkler system, and the lube and hydraulic units by dedicated sprinkler heads. The stockpile tunnel and stockpile tunnel conveyor are also protected by a dry-type sprinkler system.

18.7	Process Plant Workshop

The mill workshop is located on the ground floor in the southeast corner of the process building. The workshop is serviced by two 10t overhead cranes. The shop contains mechanical maintenance equipment such as drills, lathes, burning and welding equipment, a pipe shop and specific tools for equipment component repair.

18.8	Water/Sewage Infrastructure

The mine is connected to the sewage and potable water systems of the town of Malartic. The sewage is collected at the mine site and pumped through a 200 mm diameter HDPE buried line, connected to the municipal grid located in the industrial park. The 150 mm potable water line is also buried and follows the same route as the sewage line.

18.9	Water Treatment Plant

A water treatment plant has been built to treat water pumped from the Southeast Pond before discharging it into the polishing pond for a capacity of 1,000 m3/hour. The effluent treatment plant (“ETP”) is used mainly for cyanide destruction, dissolved metal ions and total suspended solids removal. It is a common oxidation process (hydrogen peroxide and copper sulphate) followed by the addition of a metal precipitant, addition of iron sulphate as a coagulant and the addition of a flocculant. The discharge of the ETP is then filtered by geotubes located at the polishing pond prior to final discharge to the environment. Treatment occurs mainly in the spring when ice melting raises the pond’s levels or during the summer.

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18.10	Explosives Plant and Depot

The explosives plant is sized to produce the required quantity of explosives for the mine, estimated at about 22,000 tpy of emulsion. The explosives depot includes a magazine for the storage of 40,000 kg of 1.1D class explosives (pre-split packaged explosives and boosters) and another magazine for the storage of 20,000 detonators classified 1.1B.

18.11	Fuel Storage Facilities

The fuel storage facilities have 387,000 L of storage capacity and are located northeast of the truck shop. The facility includes the following items:

•	Eight 50,000 L capacity ISO fuel tanks
•	One 10,000 L capacity ISO gasoline tank
•	One 23,021 L capacity ISO fuel tank
•	One concrete pad equipped with a transfer pump system to unload fuel trucks
•	One concrete pad equipped with a transfer pump system to load fuel trucks (tanker refuelling in the pit)
•	Two fuel distribution points with electronic card access systems for heavy mining and support equipment built on a concrete pad
•	One gasoline distribution point with electronic card access system for small vehicles built on a concrete pad
•	Lubricant product storage facilities for all mining equipment equipped with fire protection sprinkler systems

18.12	Monitoring/Weather Station

A weather station is installed and connected to the mine’s environmental department monitoring system in order to register climate data and to produce historical surveys.

From the meteorological station, the following information is available on an hourly basis:

•	Temperature
•	Air humidity
•	Wind speed
•	Wind orientation
•	Atmospheric pressure
•	Precipitation

18.13	Tailings Area, Waste Rock Pile and Stockpiles (low-grade and overburden)

Refer to Sections 16.0 and 20.3.

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18.14	Office Building in Malartic

One office building used for the community relations is located in the town of Malartic.

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19.	MARKET STUDIES AND CONTRACTS

19.1	Market

The gold produced at the Canadian Malartic mine is refined to market delivery standards by external refiners. The gold is sold to various banks at market prices. Canadian Malartic GP believes that, because of the availability of alternative refiners, no material adverse effect would result if it lost the services of its current refiner. There are no deleterious elements in the gold produced.

19.2	Material Contracts

Canadian Malartic GP has signed contracts that are directly associated with operations. The contracts amounting to more than C$5 million per year are listed in Table 19.1. The contract award process is done with an internal committee that selects the potential suppliers. These suppliers are then invited to read and bid on the tender. They must respect the terms and schedules of the tender to be accepted. Once the tenders are received and analyzed by the internal committee, a meeting is held with management to review the proposals. When both parties agree with the final proposal, Canadian Malartic GP’s legal department writes up an agreement that must be signed by all stakeholders.

Table 19.1 – Material contracts over C$5 million per year at the Canadian Malartic mine

Supplier	Product	Comments
Suncor Energy Inc.	Fuel and gas
Bridgestone Canada Inc.	Tires
Orica Canada Inc.	Explosives
Hydro-Québec	Electricity	Agreement with Hydro-Québec
L. Fournier & Fils Inc.	Mining services at Canadian Malartic Extension and Canadian Malartic mine	Ends in 2021
Magotteaux Ltée	Ball mills	Contract in negotiation for extension
Béton Barrette Inc.	Crushers	Crushing on the mine site
Toromont Industries	Heavy machinery components	13-year contract agreement
Castonguay Blasting Ltd	Production drilling	Ends in 2021
Forage Nordik	Exploration	New addendum for contract extension
Cyanco Canada Inc.	Cyanide
Construction Norascon Inc.	Tailings dam	Tailings dam maintenance, ends in 2021
Royal Lepage	Real estate
Bradken	Sag liners	Contract in negotiation for extension
Sandvik Mining and Construction Canada	Rock tools	Ends in 2021
Transport CJFS	Snow clearance and other work	Ended in 2020
Soudure DuFer	Bucket repair and other work	Ended in 2020
Epiroc Canada	Pit viper Parts and services	New contract

The results of the QP review support the assumptions in the Technical Report. The QP responsible for this section of the Technical Report is of the opinion that the terms, rates and charges for material contracts are within industry norms.

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20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Studies

The main components of the project are located within the urban and peri-urban perimeter of the town of Malartic. The area has a long history of mining and industrial activity, and some of the infrastructure left behind on the Property by previous owners could negatively affect the environment, notably water quality. A comprehensive environmental impact assessment (“EIA”) was completed in 2016 (WSP Canada Inc., 2016) as part of the Malartic Extension Project (“MEP”). The MEP involves the extension of the existing Canadian Malartic open pit and deviation of Hwy 117. The summary of the study is available for consultation (https://canadianmalartic.com/wp-content/uploads/mine-canadian-malartic-resume-etude-impact-wsp-mars2016.pdf) and it describes the various environmental challenges encountered during project development. Most of these challenges have been overcome.

20.2	Impact and Site Monitoring

All identified environmental impacts and risks arising from Canadian Malartic GP’s activities are monitored and mitigated. Numerous solutions to reduce the impact and risks of its operations have been implemented. Among the tools put in place are dust prediction software and real-time monitoring of noise levels, which allow the mine to modulate its activities to comply with regulations.

The environmental monitoring program ensures Canadian Malartic GP’s activities comply with its permits and the applicable laws and regulations for the mining industry in Québec. The program includes the following components:

•	Vibrations and air overpressure
•	Noise
•	Air quality
•	Atmospheric emissions
•	Effluent quality
•	Groundwater level and quality
•	Solid and hazardous waste management
•	Mine waste management
•	Accidental spills
•	Greenhouse gas emissions

The monitoring program for each of the above items is defined in the “Attestation d’assainissement” (depollution attestation) in terms of applicable performance criteria, location and number of measurement points, methodology, control measures, frequency, and reporting requirements. Figure 20.1 shows the location of monitoring stations in Malartic, and the following subsections summarize the monitored items.

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BR
A1
B1
SISMO-5
SISMO-7
WEATHER STATION
SISMO-6
A3
B3
SISMO-3
SISMO-4
B2
A2
SISMO-1
SISMO-2
CANADIAN MALARTIC PIT
Air Quality Stations
Noise Monitoring Station
Ground Vibration and Air Pressure Monitoring Stations
Weather Stations
MINE CANADIAN MALARTIC
0m
200m
500m
1000m
Source: MCM, December 2020

Figure 20.1 – Location of existing stations in the town of Malartic to monitor air quality, noise, ground vibrations and air pressure

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20.2.1	Vibrations and air overpressure

A vibration and air overpressure monitoring program was implemented to verify compliance with project standards during the mine operation period. Seven ground vibration and air overpressure monitoring stations were installed in the town of Malartic to monitor the effects of blasting activity (Figure 20.1). The data collected after blasts are sent to the regulator each month. Blasting was 98.6% compliant with blasting standards in 2019 (CMM, 2020).

20.2.2	Noise

An ambient noise monitoring program was implemented to verify compliance with regulatory standards. The sound levels related to mining activities are monitored continuously without interruption at four monitoring stations in the town of Malartic (Figure 20.1). One station measures residual noise, while the others measure ambient noise. The location of each of these stations was set by the MELCC “Ministère de l'Environnement et de la Lutte contre les changements climatiques”. A report is sent to the regulator at the end of each quarter. Canadian Malartic GP was 100% compliant with applicable noise limits under the Environment Quality Act in 2019.

20.2.3	Ambient air quality

An air quality monitoring program was implemented to verify compliance with regulatory standards. Sampling stations were set up in three areas (Figure 20.1). These stations continuously measure total particulates, PM2.5 and nitrogen dioxide. The southern (A2) and eastern (A3) stations are equipped with a high-volume sampler (Hi-Vol) to measure the air concentration of total particulates and metals, along with a PQ-100 sampler to measure metals on specific particulate fractions.

Measurements taken at the weather station, located in the town near the parking lot of the golf course, include temperature, barometric pressure, humidity, wind speed, wind direction and precipitation. A report is sent to the MELCC at the end of each quarter. Canadian Malartic GP complied with all air quality standards for Québec under the Clean Air Regulation (CMM, 2020) during the period from May 8, 2015 to the end of 2019.

20.2.4	Atmospheric emissions

The main atmospheric emission sources subject to a standard or any other monitoring requirement are indicated in the “Attestation d’assainissement”. These include stationary sources (chimneys, dust collectors, etc.) and diffused emission sources (TSF, dumps, roads, etc.). A report is sent to the MELCC at the end of each year. Canadian Malartic GP complied with all air quality standards for Québec in 2019.

20.2.5	Final effluent

A new polishing pond was constructed in 2015 to replace a pre-existing pond, which became part of the TSF. The sampling station (E1) located at the exit of the polishing pond (Figure 18.3) is used to measure the water discharge flow rate and pH, and to take samples to measure the concentrations of prescribed parameters.

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The collected data are sent to the MELCC each month. Canadian Malartic GP was 100% compliant with applicable effluent limits in 2019.

20.2.6	Groundwater

The groundwater monitoring program uses a two-pronged approach: local (in the vicinity of mine infrastructure) and regional. The rock aquifer has been classified as Class II (a current source of drinking water). Consequently, groundwater quality results need to be compared to drinking water standards and resurgence water criteria.

The positions of monitoring wells making up the local groundwater monitoring network were chosen to cover areas considered to be a higher risk for groundwater contamination.

The aim of the regional groundwater monitoring program is to determine the effect of the mine on a broader area, including the esker that supplies water to the town of Malartic.

Both types of monitoring (local and regional) are performed twice a year, in spring and at the end of the summer. A report is sent to the regulator at the end of each year.

Canadian Malartic GP implemented a voluntary Domestic Well Monitoring Program, to run from 2016 to 2021, to address citizens’ concerns about a potential drawdown of the water table. Since the program’s implementation:

•	The concentrations of the parameters measured to monitor well water quality are of the same order of magnitude;
•	The water level is stable; and
•	There is no indication that the mine’s operations have modified the quality or level of water in the wells (CMM, Faits saillants 2016-2018).

20.2.7	Solid and hazardous waste management

The solid waste generated onsite that can be recycled is transported to recycling centres, and that which cannot be recycled is sent to landfills provided for this purpose. Hazardous wastes are managed in accordance with Québec regulations.

20.2.8	Accidental spills

All accidental spills are reported immediately to the authorities. They are recorded in the software provided for this purpose and the spills are recovered. Spill analysis enables measures to be put in place that reduce the risks and prevent their recurrence.

20.2.9	Greenhouse gas emissions

Greenhouse gas (“GHG”) emissions at Canadian Malartic have increased in recent years. This is partly due to an increase in activities in general, particularly related to the Malartic Extension Project. In addition, transportation times for pit mining operations are now longer as the pit has deepened. To mitigate the higher GHG emissions related to these aspects, Canadian Malartic GP has set annual targets to improve diesel consumption. The amount of GHGs emitted by Canadian Malartic GP’s operations is reported annually. For 2019, the GHG emissions were 228 467 tCO2eq.

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20.2.10	Emergency plan

Canadian Malartic GP has an emergency response plan outlining all the risks that could have consequences for health and safety, the environment, the Property or the surrounding community. The aim of the emergency plan is to act with diligence and assurance.

20.3	Waste Rock Management

Waste rock management is subject to engineering standards and oversight by third-party experts. The current design of the waste rock pile can accommodate approximately 450 Mt of mechanically placed waste rock, requiring a total storage volume of 230 Mm3. The waste rock pile is located north of the TSF (Figure 18.3).

Some aspects of the Canadian Malartic configuration have been modified since the TSF and waste rock pile development plans were elaborated. The waste rock pile has been extended eastward to accommodate a portion of the waste from the Barnat pit. This extension was the subject of two reports by Golder Associates Ltd, (Golder, 2017; Golder 2019). In their analysis, Golder considered the presence of the infrastructures for the Odyssey Project and Jeffrey pit, which will be backfilled by the end of 2021, with part of the waste rock pile lying on top of this backfilled material.

The waste rock pile for the extension project was designed using the following parameters:

•	Waste rock placement at the angle of repose (1.35H:1V)
•	10-m high benches with 11.5-m setback
•	Final overall pile slope of 2.5H:1V

Exceptions are made for slopes contiguous to the TSF, where the following parameters are used:

•	Waste rock placement at the angle of repose (1.35H:1V)
•	10-m high benches with 6.5-m setback
•	Final overall pile slope of 2H:1V

From a geotechnical point of view, these overall slopes provide favourable long-term safety factors against failure. A 1.96 t/m3 bulk density was used to develop the waste deposition plan. Initial geochemical characterization indicates that some of the waste rock has the potential to be acid generating. Further studies are being carried out to confirm and refine these early findings.

20.4	Tailings Management

20.4.1	General

Tailings management practices at Canadian Malartic incorporate evolving international best practices for design and management, as represented by the Canadian Dam Association and the Mining Association of Canada. The tailings deposition plan was developed using a production rate of 55,000 tpd (20 Mt of thickened tailings per year). Production rate was increased to 57,000 tpd in the latest life of mine plan (LOM). Modifications to the existing TSF design are in-progress to account for this increase in production rates and to increase the facilities total storage capacity until the first quarter of 2024.

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The current characteristics of the tailings are presented in Table 20.1. The tailings are thickened and are deposited at a mean solids content (by mass) of 64% with the range of normal operation conditions varying from 63% to 65%. The original tailings storage capacity was planned to accommodate 183 Mt, assuming a settled dry density of 1.5 t/m3 for a total of 122 Mm3. The actual total capacity of the TSF is 222 Mt or 148 Mm3.

Table 20.1 – Canadian Malartic tailings characteristics

Parameters	Design Input
Production rate	20 Mt per year 55,000 tpd 57,000 tpd as of 2019
Design tailings density	Average of 64% solids by mass
Particle size distribution and plasticity	Nominally 70% to 98% passing 75μm
Average Bulk Density	1.5 t/m3
Average Specific Gravity	2.76
Beach slope	0.5%

20.4.2	Site selection

In 2010, all available zones in the surrounding area of the mine site were reviewed to identify sectors that could provide the required capacity for tailings deposition. Given the expected volume of tailings to be produced and the well-developed land use in the area, it was determined that there would be significant environmental benefits to using the existing East Malartic tailings pond footprint as the basis of the TSF instead of developing a new area on previously unused land.

The East Malartic tailings pond site was the property of the Government of Québec following the bankruptcy of McWatters Mining Inc. in the early 2000s. This site contained two types of tailings: those from the original East Malartic mine that have not exhibited any acid-generating behaviour since their deposition, and tailings from milled Doyon and Bousquet ores, known to have a high acid generation potential. The rehabilitation of the East Malartic tailings area was the responsibility of the Government of Québec.

The TSF footprint, including the waste rock storage area, entirely covers the existing cells and ponds of the East Malartic tailings facility, including the old sedimentation and polishing ponds.

20.4.3	Tailings deposition

Thickened tailings are delivered to the TSF at approximately 63% to 65% solids by weight. Tailings are discharged using spigots instead of discharging from a single point discharge to promote uniformity in layer thickness. This method of deposition produces beaches that are relatively uniform. Tailings are contained at the boundaries of the TSF by starter perimeter berms constructed using waste rock. These berms allow for surface water and seepage from the tailings to flow to peripheral ditches, removing run-off water that would otherwise accumulate on the tailings surface. This water is then collected in the Southeast Pond and pumped back to the mill for reuse.

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Tailings cells were created within the TSF to ensure an optimum distribution of tailings throughout the entire available area. This network of cells is subdivided using waste rock walls called “inclusions”. The deposition process rotates from one cell to the next to allow the consolidation of tailings before building upstream elevations.

In-pit disposal is planned to begin in late 2023 in the Canadian Malartic pit. This deposition site will accommodate tailings produced during the remainder of the present mine life. The proposed project to dispose of tailings in the Canadian Malartic pit is subject to authorization from the MELCC and is currently in the design phase.

Using the pit as a waste rock and tailings storage area has several advantages. It will:

•	reduce the size of the surface accumulation areas dedicated to waste rock (in piles) and tailings (TSF), thereby minimizing the use of natural environments (wooded areas, wetlands, etc.) and the visual impact of the mine site components;
•	reduce the transport distance for waste rock during mining operations by transporting it directly to the pit, thereby lowering greenhouse gas emissions and dust particles generated by waste rock transport;
•	minimize the potential environmental impacts and risks associated with catastrophic events;
•	considerably lower the demand for borrowed materials that are required for landscaping and rehabilitating the surface accumulation areas, thereby also reducing the amount of borrow pit mining;
•	shorten the time to flood the pit at mine closure by reducing the volume to fill.

Hydraulic containment in the mine pit could be carried out by stabilizing the water level at mine closure to a final elevation of 308.5 m. This water level would be maintained by developing a spillway at the pit crest that would allow water to flow by gravity into a tributary of the Malartic River.

Initial geochemical characterization indicates that the tailings have the potenital to be potentially acid generating. Further studies are being carried out to confirm and refine these findings.

20.4.4	Geotechnical investigation and monitoring

Geotechnical investigations have been completed to confirm the foundation conditions of the Southeast Pond and the tailings deposition area. Based on results from these investigations, the design for the Southeast Pond and the TSF has been adjusted since its original conception. The observational approach has been used since the early stages of the design as a key element to assess the performance of the TSF and to adjust the designs as required. Therefore, the design is dependent on the verifications of the concept assumptions through instrumentation and monitoring programs. The aim of the verifications is to confirm that strength, excess pore water pressure, and consolidation (settlement and permeability) parameters are consistent with the design values and expected foundation conditions. The monitoring plan includes various instruments to measure pore water pressures, lateral deflections and settlements. The operational procedures and ERP include threshold values based on potential failure modes and prompt mitigation measures. These threshold values are continuously reviewed and adjusted to reflect changes in the TSF design and reflect the improved understanding of the site conditions and structure.

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Most of the data is collected via a wireless system and processed in a central data management platform. If a threshold is met, prompt measures are applied according to the Triggered Action Response Plan (TARP). The mitigation will start with validation of data, followed by notification of the responsible persons and execution of response actions.

20.4.5	Overall stability of the tailings impoundment

Stability assessments of the tailings stack were carried out for the final configuration of the TSF.

The seismic design criteria consider the site-specific probabilistic seismic hazard assessment that was carried out. Peak ground accelerations (PGA) corresponding to a return period of 1:2,475 years are used for the design of each TSF development phase, as required by Directive 019. Analyses were also carried out for the entire TSF, considering seismic liquefaction of the tailings and strain-weakening of the clay foundations. Stability performance for each portion of the TSF is verified and confirmed by the Design Engineer and Engineer of Record of the facility on an annual basis, at minimum.

20.5	Water Management

The water management infrastructure is designed to minimize the impact on the environment, ensure an uninterrupted long-term mining sequence and preserve the geotechnical stability of the surrounding mining infrastructure. Water flows by gravity or, when land topography does not allow it, by pumping through intermediate ponds.

There are three main collecting ponds onsite: the polishing pond, the Johnson Pond and the Southeast Pond.

Most of the mine water is sent directly to the polishing pond. After regulatory control, water from the polishing pond is discharged to the environment as final effluent into Raymond Creek. In 2019, a total volume of 10,704,885 m³ was discharged to the environment.

The Johnson Pond receives waters from the diversion ditches. This clean water is directed to the plant as part of the freshwater (make-up) supply.

The Southeast Pond receives all the contact water that is not directly sent to the polishing pond.

The site-wide water balance is updated on an annual basis, and water quality modelling is conducted as needed to update the predictive water management models.

Water management and dewatering at the Canadian Malartic mine is divided into several sectors.

Figure 20.2 shows a simplified site-wide water management diagram and the general layout is illustrated in Figure 18.3.

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20.6	Permitting

Since November 2018, Canadian Malartic GP holds an “Attestation d’assainissement” granted by the MELCC. This document is renewable every five years and identifies the environmental conditions that must be met by the industrial facilities when carrying out its activities.

The attestation compiles all environmental requirements related to the operation of the industrial facility already stated in the Certificates of Authorization. Since the attestation has been issued, annual fees are applicable to mine operation rejects in the environment. The fees are calculated on contaminant load to air, water and tonnage of stored waste rock and tailings.

Before carrying out any new activities on its site, Canadian Malartic GP must submit an application and obtain the permits and authorizations from the relevant government authorities.

20.6.1	Permitting for the Malartic Extension Project

All the authorizations to proceed with the MEP (i.e., the extension of the Canadian Malartic pit and the deviation of Hwy 117 to accommodate mining of the Barnat pit) have been issued. The highway deviation was completed in 2019. Drivers have been using the new infrastructure while the work to remove the old access was underway. Overburden stripping is in progress, and part of the Barnat pit is already being mined.

20.6.2	Notices of non-compliance

Since the issuers acquired Osisko’s assets in June 2014, sustained efforts have significantly reduced the Canadian Malartic mine’s impact on the environment, resulting in a considerable decrease in the number of notices of non-compliance. Challenges are always present for the air overpressures and NOx emissions from the blasts.

In 2019, Canadian Malartic GP received two notices of non-compliance for air overpressure and two notices of non-compliance for NOx emissions. All notifications are investigated, an action plan is produced, and corrective actions are put in place. The action plan is transmitted to the regulator. The last notices of non-compliance for air quality and noise date back to events in May 2015 and October 2016, respectively.

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Figure 20.2 – Simplified site-wide water management diagram for the Canadian Malartic mine

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20.6.3	First Nation Collaboration Agreement

In June 2020, a Collaboration Agreement was announced between Canadian Malartic GP and four Anishinabeg First Nation communities (Abitibiwinni, Lac Simon, Long Point and Kitcisakik) regarding the sustainable development of the four communities and their increased participation in Canadian Malartic GP’s mining activities and projects.

The Collaboration Agreement sets out measures to increase the participation of the four communities in Canadian Malartic GP’s activities in regard to training, job and business opportunities, and environmental protection until 2027. The communities will also receive annual financial contributions to promote their sustainable development and to establish community-building projects.

An implementation coordinator from Canadian Malartic GP and a coordinator from the Anishinabeg First Nations will collaborate to develop strategies and implement the Collaboration Agreement’s various components with the support of four committees comprised of Canadian Malartic GP’s representatives and members appointed by the Anishinabeg First Nations. The committees are:

•	Implementation

•	Education, training and hiring

•	Business opportunities

•	Environment

20.7	Social and Economic Impacts

In its Sustainable Development Policy adopted in 2014, Canadian Malartic GP commits to contributing socially and economically to the sustainable development of the communities where it operates and to maintaining fair and respectful relationships with its employees and host communities by:

•	fostering an open, transparent and respectful dialogue with employees and host communities;

•	contributing to social development by investing in local community health and education initiatives and in projects supporting the community’s long-term socio-economic viability; and

•	contributing to economic development by creating jobs and promoting local purchases.

Canadian Malartic GP has incorporated social and economic impact management into its practices to build a strong organization with a business strategy that offers employees a workplace of choice, contributes to host communities’ well-being and social development, and creates value for shareholders and its partners.

20.7.1	Local communication and consultation

Open and transparent communication is central to Canadian Malartic GP’s community relations. Canadian Malartic GP uses a range of facilitative actions to regularly inform the citizens of Malartic and stakeholders, and to create opportunities for conversation.

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Maintaining good neighbourliness requires, first and foremost, complete and transparent information. Communications are designed to reach various stakeholders:

•	Citizens of Malartic and Rivière-Héva;

•	Canadian Malartic GP and contractor employees;

•	Suppliers;

•	Community partners;

•	First Nations;

•	Current and potential investors of both its owners;

•	Municipalities and governments;

•	Environmental groups;

•	Media;

•	Other mining industry members;

•	Any group interested in Canadian Malartic GP’s activities.

Several communication, information and consultation activities have been carried out since the issuers acquired Osisko’s assets in June 2014 and formed Canadian Malartic GP to manage and operate the Canadian Malartic mine.

Canadian Malartic GP uses several means of communication to reach out to the general population:

•	Public information meetings on various initiatives, such as the development of the “Good Neighbour Guide” (the Guide) available at https://canadianmalartic.com/wp-content/uploads/guide-de-cohabitation-revision-decembre-2020_vf.pdf and having been validated by citizens;

•	Community Relations Office in downtown Malartic;

•	Procedure and policy for resolving complaints and concerns;

•	Toll-free, confidential 24/7 telephone line;

•	Website and social networks;

•	Quarterly newsletter;

•	Information notes provided for special activities or announcements;

•	Mine visits for seniors and students, for example;

•	Blasting notices and results posted on the website; and

•	In preparation for blasting, the local church is contacted to ensure church services are not disrupted.

The most recent three-year social stakeholder monitoring revealed that social stakeholders are well informed and that they appreciate the information provided by Canadian Malartic GP.

20.7.1.1	Dialogue with the community – Comité d’Échanges et de Suivi Canadian Malartic

The Canadian Malartic Monitoring Committee, established in 2009, was remodelled in 2017 to meet the obligations set out in the Mining Act and renamed the Comité d’Échanges et de Suivi Canadian Malartic (“CES-CM”).

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The CES-CM is the forum of choice for exchanges between Canadian Malartic GP and the community, promoting good neighbourliness in Malartic. The CES-CM seeks to involve the local community in Canadian Malartic GP’s activities. Its role is to:

•	Create a forum for dialogue and information sharing between Canadian Malartic GP, individuals and organizations affected by Canadian Malartic GP’s activities;

•	Develop a shared, comprehensive and nuanced understanding of the environmental, social and economic impacts and concerns related to Canadian Malartic GP’s activities;

•	Relay information about the CES-CM’s activities to organizations and citizens; and

•	Make recommendations to Canadian Malartic GP to influence and enhance its practices, suggest joint solutions, and maximize benefits for the community.

The composition of the CES-CM and all minutes are available on the CES-CM website (http://cescm.ca).

20.7.1.2	Specific Consultations

Stakeholders were consulted on several occasions between 2014 and 2017 to prepare for the Malartic Extension Project.

•	2014: Several stakeholder information meetings and surveys focused on the MEP, which has two components: extending the Canadian Malartic pit, which is currently being mined, and deviating a section of Highway 117.

•	2016: Public hearings on the MEP held by the Bureau d’Audiences Publiques sur l’environnement (BAPE, 2016).

•	2017: Coffee meeting on the underground Odyssey Project, which involves developing the continuity at depth of several mineralized zones and for which the new surface accesses would be located 3 km east of the Malartic urban area.

The following topics were discussed at the coffee meeting information booths:

•	Impacts on the human environment

•	Surface and groundwater

•	Community relations

•	General project information

•	Noise levels

•	Air quality

•	Vibrations

A post-coffee meeting evaluation showed that a vast majority of participants were reassured about the project’s main anticipated impacts (https://cescm.ca).

20.7.2	Legal proceedings related to impacts of mining activities

On August 2, 2016, Canadian Malartic GP was served with a class-action lawsuit and injunction request with respect to allegations involving the Canadian Malartic mine. The complaint was in respect of “neighbourhood annoyances” arising from dust, noise, vibrations and blasts at the mine.

On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. As no appeal was filed, the judgement approving the settlement is definitive, and the plaintiffs consequently withdrew from the injunction and the judicial review proceedings on January 20, 2020.

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20.7.3	Physical and psychological well-being of the population

Several monitoring mechanisms monitor issues of interest identified by the population.

Dust-related health risks have been raised in the past as a major issue for several citizens. A private firm conducted a toxicity study in 2016, while the Public Health Department monitored hospitalizations that same year. No significant health risk was demonstrated for Québec (CMM, Faits saillants 2016-2018). Nevertheless, Canadian Malartic GP installed several monitoring devices.

20.7.4	Land planning and management

20.7.4.1	Residential, commercial, and industrial land uses

Canadian Malartic GP’s contributions have improved some institutions or resulted in new facilities that better meet the needs of citizens. Centre Michel Brière and Parc du Belvédère are well-liked and widely used by citizens.

Under the Guide, since 2016, Canadian Malartic GP has been purchasing the homes of homeowners who wish to move out of the southern neighbourhood — the neighbourhood closest to the mine. In May 2018, Canadian Malartic GP implemented a program to resell the homes it had acquired, some of them renovated, to revitalize the neighbourhood and encourage new families to purchase them. Anyone wishing to purchase a property in Malartic is eligible for the program.

The people of Malartic seem satisfied with the changes and improvements brought about by Canadian Malartic GP’s operations. However, several social stakeholders interviewed expect Canadian Malartic GP to help implement growth-generating projects to improve the quality of life in Malartic. Economic stakeholders, in particular, believe that Canadian Malartic GP should contribute more to a permanent heritage.

20.7.4.2	Landscape elements

Much work has been done to reduce operations’ visual impact, including the construction of a green screening mound that provides a visual barrier between mining operations and the town. A lookout was erected on the wall so that residents and visitors alike can view the pit. A new screening mound was built in 2019 to mitigate the potential impact of the work on Hwy 117’s new layout to make way for the pit’s extension. Work on the new town entrance and MEP-related work was completed in 2020.

Between 2017 and 2019, Canadian Malartic GP implemented the “Adopt-a-Tree” Program together with ÉcoMalartic. The initiative’s goals included revitalizing the environment and beautifying neighbourhoods throughout the town. A total of 300 ornamental trees were given free of charge to homeowners in Malartic.

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20.7.5	Economy and jobs

Prior to the mine’s arrival, Malartic’s labour force participation rate and income level were below the regional average. That has improved in recent years (Transfert Environnement et Société, 2020).

•	In 2015, the average income in Malartic ($59,262) was greater than that in Québec ($56,564) and similar to that in the MRC La Vallée-de-l’Or ($60,060);

•	In 2016, the labour force participation rate in Malartic was 55.2%, compared to 60.0% in Québec; and

•	In Malartic, the average income ($59,262) was greater than the median income ($46,642) in 2015. This is due to a significant proportion of high-income earners. In fact, more than 11% of people aged 15 and over in Malartic earned $100,000 or more per year.

Canadian Malartic GP’s economic development objective is to create conditions to maximize its contribution to the vitality of Malartic, Abitibi-Témiscamingue, and all of Québec by:

•	identifying opportunities to extend the mine’s life;

•	maintaining measures to maximize local and regional benefits over the course of its operations; and

•	targeting, supporting and structuring initiatives for the community to help prepare for the post-mine period.

Canadian Malartic GP’s mining operations support close to 2,700 direct and indirect jobs annually, including more than 1,550 jobs at the mine daily. However, a minority of employees reside in Malartic, while the majority live in Val-d’Or, Rouyn-Noranda or Amos (Transfert Environnement et Société, 2020). Malartic would have a more vibrant economy if it was home to more direct mine employees and indirect supplier employees.

20.7.5.1	Community investment

For many years, Canadian Malartic GP has contributed financially to various social organizations and promising projects for social, community and economic development in its host community and region. It acts in many ways, such as:

•	Between 2015 and 2019, Canadian Malartic GP invested more than $5.9 million (CMM, Sustainability Reports from 2015 to 2019) in the community and in research and development (charitable donations, sponsorships, scholarships, community infrastructure, beautification campaign, support for population services, and funding for research and development); and

•	Employee Volunteer Program.

The Fonds Essor Canadian Malartic (“FECM”), established in 2008 to leave a positive legacy for future generations, receives a significant contribution. FECM strives to promote Malartic citizens’ quality of life and fulfilment as well as the town’s long-term growth by contributing to and supporting initiatives that have a lasting impact on economic, social and cultural development. The mandate of the independent board of directors is to analyze the applications it receives, while Canadian Malartic GP sees to administration. Every year, Canadian Malartic GP contributes $165,000 to the FECM.

Canadian Malartic GP also supports ÉcoMalartic, a non-profit organization that aims to support community initiatives that are aligned with the objectives set out in its Sustainable Development Plan. This plan is designed to ensure Malartic citizens’ quality of life after Canadian Malartic GP ceases operations by carrying out various growth-generating social, economic and environmental projects. Under a five-year agreement, Canadian Malartic GP has undertaken to contribute $300,000 to ÉcoMalartic annually.

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20.7.5.2	Economic benefits

Canadian Malartic GP’s annual operating expenses and capital expenditures totalled more than $600 million over the 2015 to 2017 period. Spending was distributed as follows: 35% in Abitibi-Témiscamingue, including 18% in Val-d’Or and 7% in Malartic (Transfert Environnement et Société, 2020).

Over the 2016 to 2018 period, social environment monitoring compared Malartic’s ranking with that of four similar municipalities in Québec. Malartic was in the middle of the pack for most indicators but stood out because of its relative real estate wealth.

Beyond the town of Malartic’s economic dynamism, Canadian Malartic GP’s operations enable it to invest in initiatives across the area. Here are some examples for 2019:

•	765 suppliers in Abitibi-Témiscamingue;

•	$443 million spent in Abitibi-Témiscamingue;

•	$87.7 million worth of contracts awarded in Malartic; and

•	More than $113 million in payroll and benefits.

Canadian Malartic GP paid $77 million in mining taxes in 2019. Total taxes to be paid to various levels of government over the mine’s life are estimated at $1.1 billion.

20.7.5.3	Working conditions and jobs

Local and regional employment is one of the main benefits that Canadian Malartic GP seeks to maximize. Most employees come from the region, and many live in Malartic. In 2019, 93% of new hires came from Abitibi-Témiscamingue.

Canadian Malartic GP seeks to offer its employees a motivating work environment and excellent compensation and benefits to attract and retain its workforce.

20.8	Closure and Reclamation Planning and Costs

20.8.1	Closure plan

The objective of the reclamation plan is to return the land to a condition that limits risks to public health and safety and to the environment. The current closure plan is the 2015 version (second revision; Golder, 2015), which was approved by the MERN in 2017. A new (third) revision of the reclamation plan was submitted to the MERN in December 2020 and is currently under review. Therefore, the reclamation concepts and activities discussed below are from the 2015 reclamation plan. The 2020 closure plan submitted to the MERN for approval includes new project components and associated new reclamation costs.

The following objectives have been defined:

•	Develop a remediation plan based on techniques that are environmentally adapted to the required closure; and

•	Ensure that during work and after its completion, public health and safety risks are minimized.

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The remediation concept for the Canadian Malartic and Barnat pits focuses on redeveloping its outer slopes and monitoring the pit flooding processes. Once the pits are no longer in operation, Canadian Malartic GP will remove the pumping equipment, and the pits will flood passively.

Initial geochemical characterizations performed on tailings and waste rock indicates a low to negligible risk of acid generation and metal leaching. Further studies are being carried out to confirm and refine those findings.

In the 2020 closure plan, it is planned to use the waste rock and tailings produced by mining the Barnat pit to backfill the Canadian Malartic pit as soon as it is available, and the required permits have been obtained. Waste rock will be placed aside from the tailings in the pit. Storing the waste rock and the tailings underwater will limit the oxidation rate, thus reducing the acid rock drainage. Hydraulic confinement will be realized in the pit with a spillway that will cause gravitational flow. The water will then overflow into a natural stream.

The reclamation plan states that, if required, the TSF and the waste rock pile will be covered. Cover needs and options are and will continue to be investigated throughout the remaining mine life. Several test cells have been built on the site since 2015 to gather performance data on different cover and revegetation options.

A numerical model is currently being developed to predict water quality on the site in the long-term.

The effluent and tailings site control structures will be operated until the MELCC determines that the required criteria have been met. These structures will then be dismantled. The work integrity follow-up program will include a follow-up of the stability of structures remaining after the site remediation process. The effluent processing plant will also be inspected on a regular basis to ensure its good operating condition.

The environmental monitoring will continue for at least 10 years, or until the results of last five consecutive years comply with the conditions of Directive 019.

The agronomic follow-up process will check on the recovery of vegetation on the site and take any corrective action that may be required. This agronomic follow-up will be performed once a year during the first five years following mine closure.

20.8.2	Closure costs

Reclamation and closure costs have been estimated for all the items in the reclamation plan filed with the MERN in 2015 and approved in 2017. As the revised plan is currently under review by the authorities, Canadian Malartic GP expects that reclamation and closure costs will rise once approved based on an increase in the affected area, more refined final cover method and increasing unit costs, indirect costs, and contingency. The costs of the current approved 2015 reclamation plan are estimated at C$163.3 million. Details are presented in Table 20.2 (all amounts in Canadian dollars).

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Table 20.2 – Closure cost

Component	$Million
Tailings storage facility and waste rock pile	88.63
Water management facilities	3.27
Contaminated soil and pit closure	7.54
Dismantling of complex	9.47
Environmental monitoring and inspections	3.68
Other items	4.10
Sub total	116.69

Indirect costs	11.67
Contingency	35.01
Total	163.36

The closure costs include the additional reclamation costs related to the Malartic Extension Project, which mainly consists of the mining of the Barnat pit, the expansion of the waste rock pile, and the expansion of the TSF.

Canadian Malartic GP has submitted the total amount of the reclamation bond to the MERN in the form of irrevocable letters of credit according to MERN’s payment terms.

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21.	CAPITAL AND OPERATING COSTS

21.1	Capital Cost Estimates

The capital costs, operating costs, and gold production forecasts presented in this section are related to the existing Canadian Malartic mine open pit operation only. For information about forecasted costs and production related to the underground Odyssey Project, refer to Section 24 of this Technical Report.

The estimated capital costs of the Canadian Malartic mine correspond to the sustaining capital for mine and pit development costs, including deferred stripping costs (Table 21.1).

For the mining operations, there are no near-term capital costs for the purchase of new equipment in 2021. For the processing plant, near-term capital costs include an estimate of approximately $7.9 million for improvement costs in 2021. The increase in sustaining capital cost in 2022 is primarily related to the construction of a new interim cell at the tailings impoundment facility.

Table 21.1 – Three-year capital cost forecast for the Canadian Malartic mine (in C$M)

Capital cost (c$)	2021	2022	2023
Sustaining cost	$83.1	$121.1	$57.9
Development cost	$33.3	$24.1	$23.2
Deferred stripping	$77.9	$35.0	$20.0
TOTAL CAPITAL COST	$194.3	$180.2	$101.1

21.2	Mine Operating Cost

Estimated operating expenditures for the Canadian Malartic open pit mining and milling operations are presented in Table 21.2.

Operating costs consist of annual expenditures incurred at the mine to extract ore and waste rock and to process the ore. The mining consumables are based on the costs and contracts. The costs for future operation consumables, such as mill reagents, grinding media, etc., are based on recent supplier quotations, general and administrative (“G&A”) costs, and transport and refining costs. The increase in mining cost per tonne in 2022 and 2023 is primarily a result of the recognition of deffered costs associated with the drawdown of the ore stockpiles as open pit mining activities progressively decline.

Table 21.2 – Canadian Malartic mine 3-year operating forecast

Operating forecast	2021	2022	2023
Projected processed tonnes	20,805,000	20,805,000	20,805,000
Projected gold ounces recovered	705,308	653,298	667,061
Mining cost (C$M)	$177.1	$245.8	$286.3
Processing cost (C$M)	$245.2	$241.1	$239.4
G&A (C$M)	$80.2	$77.9	$74.2
Transport and refining (C$M)	$1.1	$1.1	$1.1
TOTAL OPERATING COSTS (C$M)	$503.6	$565.9	$601.0
TOTAL OPERATING COSTS PER TONNE (Note 1)	$24.07	$27.10	$28.81

Note 1: Excluding royalties

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21.3	Workforce

21.3.1	Mine and process plant workforce

The mining and milling workforce requirements are presented in Table 21.3.

The operations team is responsible for achieving production targets in a safe manner. The engineering and geology team provides support to the operations team by providing short-term and long-term planning, grade control, surveying, mining reserves estimation and all other technical functions. Operating costs for this group include salaries, office supplies, and survey and grade control supplies.

Mine crews work 12-hour shifts on a 5-days-on, 4-days-off / 4-nights-on, 5-nights-off schedule. Four crews are required to operate 24 hours per day all year round. This is a common schedule used in the region and results in 2,190 scheduled hours of work per year, excluding vacation time.

Mine technical staff work on a standard office schedule consisting of a 5-day work week.

The manpower requirements for the process plant facilities are presented in Table 21.3. In general, the operations personnel work 12-hour shifts to provide 24-hour coverage. The maintenance crew normally work on a day shift with some subgroups allocated to emergency repairs and on-demand requirements.

21.3.2	General Services and Administration

The General Services and Administration group includes all personnel relating to senior management, accounting, payroll, human resources, surface support, health and safety, environment and telecommunication. All the departments and sectors not directly related to operations are included in this group.

Manpower requirements are presented in Table 21.3.

Procurement and logistics are responsible for sourcing suppliers, organizing transportation of all the supplies and goods, managing site inventory, negotiating prices and delivery conditions.

Human resources are responsible for all aspects pertaining to employee fringe benefits, recruitment, discipline management and labour agreements.

Administration includes senior management, accounting, public communication and community relations personnel.

IT and telecom are responsible for computer maintenance, networking and all communication systems as well as all radio maintenance and the mine dispatch system.

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Security and warehousing typically work a 12-hour shift schedule covering 24 hours per day as part of the support to the operations.

Table 21.3 – Manpower summary, LOM 2021-2028

	LOM 2021	LOM 2022	LOM 2023	LOM 2024	LOM 2025	LOM 2026	LOM 2027	LOM 2028
Mining Operation	298	298	290	286	240	166	114	57
Mine Maintenance	158	158	148	132	74	24	53	26
Mining	456	456	438	418	314	190	167	83
Milling - operations	82	82	82	81	81	81	32	16
Milling - pre-crushing	-	-	-	-	-	-	-	-
Milling - Maintenance	100	100	100	98	95	87	39	20
Milling	182	182	182	179	176	168	71	36
Geology	22	22	22	19	11	9	8	4
Engineering	46	46	42	42	28	21	17	8
Technical Services	68	68	63	61	39	30	25	12
General Management	11	11	11	11	9	9	4	2
Continuous Improvement	3	3	3	3	-	-	-	-
Finance	13	13	12	12	12	12	5	2
IT	12	12	12	12	12	8	5	2
Warehouse & Purchasing	30	30	30	28	19	14	11	6
Infrastructure	5	5	5	5	3	3	2	1
Communication	9	9	9	9	8	7	4	2
Administration	83	83	82	80	63	53	31	15
Training	7	7	7	7	4	3	3	1
1st respondants	-	-	-	-	-	-	-	-
Security	1	1	1	1	1	1	-	-
HR	9	9	9	9	4	3	4	2
Health & Safety	12	13	13	12	12	11	5	2
Human Resources	29	30	30	29	21	18	12	5
Environment Control	10	10	10	10	10	10	4	2
Environment Tailings and Water	37	37	29	22	22	22	9	4
Environmental expenses	47	47	39	32	32	32	13	6
Total	865	866	834	799	645	491	319	157

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22.	ECONOMIC ANALYSIS

Canadian Malartic GP, being a producing issuer, is not required to include information in this section as this Technical Report does not describe a material expansion of current production.

Canadian Malartic GP has performed an economic analysis related to the existing Canadian Malartic mine open pit operation for the current mine plan using a gold price of C$1,625/oz, at the forecasted production rates, metal recoveries, and capital and operating cost estimated in this Technical Report. Canadian Malartic GP confirms that the outcome is a positive cash flow that supports the mineral reserve estimate. Due to the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

Section 24 summarizes the preliminary economic assessment study on the Odyssey Project. The economic assessment for this scenario is presented in Section 24.8.

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23.	ADJACENT PROPERTIES

None of the adjacent properties are relevant or material to the disclosure in this Technical Report.

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24.	OTHER RELEVANT DATA AND INFORMATION

This section of the Technical Report summarizes the underground Odyssey Project on the Property and the internal Preliminary Economic Assessment (“PEA” level) completed by Canadian Malartic GP in February 2021. This technical study is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the forecast production amounts will be realized. The technical study has no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey Project. Set out below are the basis for the technical study as well as the qualifications and assumptions made by the qualified person who undertook this technical study.

24.1	Project description

The underground Odyssey Project is located east of the current Canadian Malartic open pit operation and is comprised of three deposits: Odyssey (which is further divided into the Odyssey North and Odyssey South zones); East Malartic; and East Gouldie. As of December 31, 2020, the Odyssey Project contains 410,000 ounces of gold in Indicated Mineral Resources and 6.9 million ounces of gold in Inferred Mineral Resources. There are no Mineral Reserves at the Odyssey Project as of December 31, 2020. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Canadian Malartic GP approved the construction of the Odyssey Project in February 2021 upon completion of the internal PEA.

The Odyssey Project’s underground mine design is divided into four main mining zones — Odyssey North, Odyssey South, East Malartic and East Gouldie — as shown in Figure 24.1. Material from the mining zones closest to surface (Odyssey South and East Malartic) will be transported by a ramp while material from the deeper East Gouldie and Odyssey North mining zones will be transported to surface using a production shaft.

The Odyssey Project technical study outlines an underground project ramping up to a production rate of approximately 19,000 tpd. Recoverable material from the underground mine will be processed through the existing Canadian Malartic processing plant with first gold production scheduled for 2023. At full production, the Odyssey Project is expected to produce an average of approximately 545,400 ounces of gold per year.

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Figure 24.1 – Odyssey Project longitudinal and section showing deposits and mining zones

Geology and Mineral Resources

The Odyssey Project includes three distinct deposits: Odyssey, East Malartic and East Gouldie. A brief description of these deposits is provided below. Additional details regarding geology, exploration and underground Mineral Resources are provided in previous sections of this Technical Report.

The Odyssey deposit is located at the contact between the Larder Lake–Cadillac Fault Zone (LLCFZ) and the Pontiac Group metasedimentary rocks. It is characterized by the presence of a massive porphyritic unit known as #12 Porphyry. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade gold mineralization (>1 g/t Au) occur along the south-dipping sheared margins of the intrusion, forming the Odyssey South zone at the contact with the Pontiac Group and the Odyssey North zone at the contact with the Piché Group. Multiple internal zones are also present within the #12 Porphyry that represent an opportunity for further study since they are not considered in the current PEA.

The East Malartic deposit has been previously mined by the historic East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group metasediments. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). The old mining infrastructures and stopes follow local and regional fault zones, pyrite-enriched environments, silica-calcite and potassic alterations, and porphyritic intrusions.

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The East Gouldie deposit, discovered in 2018, is generally constrained in a west-trending high-strain corridor that dips approximately 60° north. The high-strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dikes and mafic dikes. Mineralization is hosted in highly strained intervals of greywacke with 1 to 2% disseminated pyrite with strong silica alteration and moderate sericite and carbonate alteration. The deposit remains open in all directions along the plane of the shear zone.

The mineral resource estimation for all three deposits was obtained by using three-dimensional block models and ordinary kriging interpolation, complemented by inverse distance squared interpolation as needed. Block models were constrained within mineralization domains supported by litho-structural models. Mineral Resources as of December 31, 2020 for the three deposits of the Odyssey Project are shown in Table 24.1.

Table 24.1 – Odyssey Project Mineral Resources at December 31, 2020

Odyssey Resources declared December 31st - 2020
		Indicated			Inferred
Deposit	MSO COG (g/t)	Mtonnes	Au g/t	Moz	Mtonnes	Au g/t	Moz
East Gouldie	1.10-1.25	–	–	–	62.9	3.17	6.4
East Malartic	1.10-1.40	11.3	2.03	0.7	86.9	1.91	5.3
Odyssey	1.00-1.30	2.0	1.90	0.1	27.7	2.05	1.8
TOTAL		13.3	2.01	0.9	177.5	2.38	13.6

Mineral Resource Estimate notes:

1.	The qualified person, as definef by Ni 43-101, for the mineral resource estimates, is Pascal Lehouiller, P.Geo. The effective date of the 2020 MRE is December 31, 2020.

2.	Mineral Resources are reported exclusive of mineral reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

3.	The Mineral Resource estimate follows CIM 2014 Definition Standards.

4.	A total of 102 mineralized zones were modelled. The estimate is reported for potential underground mining scenarios at cut-offs ranging from 1.00 g/t to 1.40 g/t Au. The cut-off grades were calculated using a gold price of CAD1,625/oz; a USD/CAD exchange rate of 1.30; a mining cost varying from $39.80 to $47.64/t ;a processing cost from of $11.56/t to $13.60/t; and a G&A cost from $3.65/t to $8.21/t. The cut-off grade should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

5.	Density values used vary from 2.69 to 2.86.

6.	The assays were capped prior to compositing at 3 m and 2 m with the exception of East Gouldie 2 m composites which were capped after compositing. Restricted search ellipsoids ranged from 4 g/t to 26 g/t Au at distances ranging from 15 m to 60 m were applied locally.

7.	The mineral resources were estimated using GEOVIA GEMS 6.8 software using hard boundaries and soft boundaries where the zone continuity is demonstrated on composited assays. The OK and ID2 methods were used to interpolate a block model. The block dimensions are adapted to the geometry and vary from 6 to 20 m in the three directions.

8.	Results are presented in-situ and exclusives of Mineral Reserves. 1.0 troy ounce = metric tons x grade / 31.1035. Calculations used metric units (metres, tonnes, grams per tonne). The number of tonnes was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects.

9.	The QP is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issues that could materially affect the Mineral Resource estimate.

10.	While the results are presented undiluted and in-situ, the reported Mineral Resources are considered to have reasonable prospects for economic extraction.

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24.2	Mining

24.2.1	Mining Method

The Odyssey Project will utilize a transverse, long-hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids. This is a proven mining method in the region. In some areas of the East Malartic mining zone, where access to the mineralization is restricted by historical mine openings, mining will be undertaken using a longitudinal stoping method. Stope height will vary from 30 m to 50 m depending on depth and rock quality in the mining zones.

As the mine ramps up to full production, more active mining fronts for each deposit will be created to sustain steady state production.

24.2.2	Geotechnical Considerations

Geotechnical analysis is based on data collected from core logging and photologging, televiewers, and hydrogeological testing. Data collected in the analysis have also been compared with data from the Barnat open pit. Intact rock strengths are mainly based on Uniaxial Compressive Strength (UCS) tests as well as Triaxial, Brazilian indirect tensile strength (BTS), and point-load tests.

In general, the rock mass of the Odyssey Project ranges from fair to very good with few significant hydrogeological connections (Golder, 2020d). No major regional structural features, such as dikes and faults, have been identified to date within the footprint of the Project. The major geotechnical domains typically correspond with the known geological units of the deposits (Golder, 2017b; Golder, 2020a).

Stope dimensions and dilution estimates are mainly supported by empirical stability analyses using the Mathews Stability Graph and, when available, numerical models have been used to assess behaviour under in situ and induced stresses (A2GC, 2018, Golder, 2019, Golder, 2020a). Hangingwall and footwall overbreak is estimated as an Equivalent Linear Overbreak/Slough (ELOS) and varies from 0.5 to 2.0 m, depending on the ground conditions and stope dimensions. The maximum stope dimensions and overbreak estimates are summarized by mining zone in Table 24.2.

Table 24.2 – Maximum Stope Dimensions and ELOS

Mining Zone	Mining Depth (m)	Height (m)	Width (m)	Length (m)	ELOS Hw (m)	ELOS Fw(m)
Odyssey South	115-495	50	20	20	0.50	1.00
Odyssey North	670-1070	50	18	25	1.20	1.75
Odyssey North	1070-1400	30	18	25	1.20	1.60
East Malartic	240-600	40	20	20	0.55	1.20
East Malartic	600-900	30	20	15	0.55	1.20
Sheehan	240-600	40	20	20	0.81	0.50
Sheehan	600-900	30	20	15	0.81	0.50
East Gouldie	750-1050	50	20	20	2.00	0.50
East Gouldie	1050-1330	40	20	25	2.00	0.50
East Gouldie	1330-1780	30	20	25	2.00	0.50

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24.2.3	Mineral Resources Included in PEA

The mine plan presented in the technical study is based on a mining inventory estimated using the mineral resource models as of December 31, 2020 and includes Indicated and Inferred Mineral Resources. Mineable stope shapes were generated using Deswik Software underground mineable stope optimizer (MSO), a mine planning tool that automates and optimizes the stope design process.

The Mineral Resources included in the technical study mine plan are a subset of the total reported Mineral Resources described in section 14. For the purpose of the technical study, only the Mineral Resources above mining cut-off grades shown in Table 24.3 at a gold price assumption of CAD1,625 per ounce (USD1,250 per ounce at an exchange rate of 1.3 CAD/USD) were included in the mineable inventory. Additionally, the Mineral Resources included in the technical study include full dilution and mining recovery.

Stope shapes are generated according to the stope dimensions and ELOS parameters shown in Table 24.1. Waste dilution grades vary between 0.15 and 0.25 g/t Au. In addition to hangingwall and footwall overbreak, paste backfill dilution of 1 m applied to stope walls that will be exposed to previously backfilled stopes. A mining recovery factor of 90% to 96% was then applied to the stope inventory.

Cut-off grades range from 1.4 to 1.9 g/t gold. Parameters used in the cut-off grade calculations are shown in Table 24.3.

The gold price assumption of CAD1,625 per ounce is consistent with the Mineral Resources. Operating costs were estimated from previous internal studies and benchmarked to other underground mining operations in the region. Mining cost variation between mining zones is mostly related to three factors: stope dimensions; whether ore will be transported to surface by shaft or truck haulage; and the estimated haulage distances. Processing cost is estimated at CAD16.00 per tonne processed based on a 20,000 tpd processing rate and after modifications to the plant. They include all operating costs from gyratory crusher costs to pumping tailings to TSF or to paste plant tank. Water treatment costs are included in the processing costs. Figure 24.5 shows the process diagram.

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Table 24.3 – Optimization parameters and Cut-off grades  at Odyssey Project

Optimization parameters	For All Mining zones
Gold price (CAD$/oz)	1,625
Exchange rate (CAD/US$)	1.30
Refining cost (CND/oz)	3.45
Royalty (%)	5.58%	5.64%	6.00%
Mill recovery (%)	95.7%	95.5%	96.0%
Horizon 0 – 600m depth	Odyssey Zone	East Malartic Zone	East Gouldie Zone
Average mining cost (CND/t mined)	40.30	44.05	-
Processing costs (CND/t milled)	16.00	16.00	-
General & Admin. (CND/t milled)	3.65	3.65	-
Total costs (CND/t milled)	59.95	63.70	-
Mining cut-off grade after dilution and mill recovery	1.40	1.50	-
Horizon 600 – 1,070m depth	Odyssey Zone	East Malartic Zone	East Gouldie Zone
Average mining cost (CND/t mined)	37.54	-	-
Processing costs (CND/t milled)	16.00	-	-
General & Admin. (CND/t milled)	7.19	-	-
Total costs (CND/t milled)	60.73	-	-
Mining cut-off grade after dilution and mill recovery	1.55	-	-
Horizon 600 – 1,330m depth	Odyssey Zone	East Malartic Zone	East Gouldie Zone
Average mining cost (CND/t mined)	-	42.57	39.80
Processing costs (CND/t milled)	-	16.00	16.00
General & Admin. (CND/t milled)	-	7.19	7.19
Total costs (CND/t milled)	-	65.75	62.99
Mining cut-off grade after dilution and mill recovery	-	1.70	1.55
Horizon 1,070 – 1,400m depth	Odyssey Zone	East Malartic Zone	East Gouldie Zone
Average mining cost (CND/t mined)	40.79	-	-
Processing costs (CND/t milled)	16.00	-	-
General & Admin. (CND/t milled)	7.19	-	-
Total costs (CND/t milled)	63.98	-	-
Mining cut-off grade after dilution and mill recovery	1.65	-	-
Horizon 1,330m and deeper	Odyssey Zone	East Malartic Zone	East Gouldie Zone
Average mining cost (CND/t mined)	-	47.26	47.64
Processing costs (CND/t milled)	-	16.00	16.00
General & Admin. (CND/t milled)	-	8.21	8.21
Total costs (CND/t milled)	-	71.48	71.85
Mining cut-off grade after dilution and mill recovery	-	1.90	1.80

The output stope shapes from the MSO process were then analyzed and refined. Stope shapes within the crown pillar region, isolated stopes, and stopes that are not considered mineable due to the stope shape or location were omitted from the mineable inventory and mine design.

The final inventory of Mineral Resources that are included in the technical study, after dilution and mining recovery, are summarized in Table 24.4. Overall, the Odyssey Project mine plan is based on 82 million tonnes at an average grade of 2.76 g/t Au for a total of 7.3 million ounces of contained gold. The East Gouldie mining zone accounts for more than 72% of the contained gold, while the Odyssey South, Odyssey North, and East Malartic mining zones contribute 5%, 11%, and 12% of the contained gold, respectively.

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Table 24.4 – Portion of Mineral Resources included in the Odyssey Project PEA Mine Plan

Tonnes used in Cflow after mining–recovery - 2020 - MSO fully diluted (paste&rock)
		Indicated Resources			Inferred Resources
Mining Zone	MSO COG (g/t)	Mt	Au g/t	Moz	Mt	Au g/t	Moz
East Gouldie	1.6 - 1.8g/t	–	–	–	51.95	3.14	5,24
East Malartic	1.5-1.7g/t	4.59	2.13	0.31	7.84	2.15	0,5
Odyssey South	1.4g/t	1.16	1.88	0.07	5.19	1.93	0,3
Odyssey North	1.55-1.65g/t	0.42	1.93	0.03	10.93	2.21	0,78
Total		6.18	2.07	0.41	75.90	2.82	6.88

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24.2.4	Mine Access and Development

Access to the underground mine will be through a combination of a ramp from surface and a production shaft. The exploration ramp, which commenced development in August 2020, will be used to access the shallower mining zones of Odyssey South and East Malartic. The ramp will separate into two declines, one heading to Odyssey South and the other to East Malartic. The Odyssey South decline will continue at depth to access the Odyssey North and East Gouldie mining zones. However, material from these deeper zones will be hoisted to surface using the production shaft.

The production shaft will be a 6.4 metre diameter, concrete-lined circular shaft equipped with a steel set and divided into four compartments. The shaft is designed to allow the operation of 47.35 tonne skips, double-deck service cage, and the double-deck auxiliary cage. It has a total of six stations levels planned, two loading stations and the final depth is at 1,800 m.

The strategy in scheduling the shaft sinking involves developing the first loading station while sinking work is still ongoing below. This captive development will use a temporary loading pocket that will allow waste hoisting at elevation 1,080 metres. Its configuration includes a raise, a rockbreaker station at elevation 1050, a measuring box feeding a cage/skip with an arc gate and a bulkhead allowing safe sinking activity underneath.

The section profile of the main ramp will be 5.7 m high by 5.5 m wide. On each level, an access drift will connect the ramp with the main drift, either in the hangingwall or footwall of the deposit. Level development including refuge stations, lunchrooms, paste backfill stations and electric substations will be located off the main drifts.

Development advance rates are based on performances obtained in different analogous mines in the Abitibi region, as well as contractor quotations.

Ventilation raises to surface will be raisebored, whereas shorter raises between levels will be excavated as drop raises method in short intervals. Ore passes and waste passes will be Alimak. Figure 24.2 shows the lateral development quantity over the LOM.

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Figure 24.2 – Lateral development profile of the Odyssey Project over the LOM

24.2.5	Drill & Blast

A typical drill ring pattern has been designed for each mining zone. Currently there is no plan for upper drilling. Production drillholes are planned to be 165 mm diameter for stopes that are 40 to 50 m high and 100 mm diameter for 30 m high stopes. Automated drilling is planned for the 30 to 40 m stope heights. Slot raise will be completed with a raisebore, guided by a 9-inch pilot hole. Approximately 10.5 to 19.3 m of drilling will be required per tonne of ore, depending on the stope height.

Pumpable emulsion type explosives will be used for production blastholes. Powder factor varies according to the size of the stope, ranging from 0.8 kg/t for 40 to 50 m high stopes to 0.9 kg/t for 30 m high stopes.

Blasting practices will combine decking explosives charges and electronic caps flexibility for vibration control and fragmentation optimization.

24.2.6	Mucking, Hauling and Material Handling

Stope mucking will be conducted using 21-tonne load-haul-dumps (LHDs) and muck will be hauled using 63-tonne articulated dump trucks. Depending on stope height, it is assumed that 25% to 50% of stope mucking will be conducted using remote operated LHDs.

Material from the shallower Odyssey South and East Malartic mining zones will be hauled to surface via the ramp. In the deeper East Gouldie and Odyssey North mining zones, material will be dumped into ore passes and waste passes, from which autonomous trucks will transport the mineralized material to the underground crusher. From the crusher, material will be loaded into skips and hoisted to surface using the production shaft.

Material from the Odyssey Project site will be transported to the Canadian Malartic mine processing plant and waste pile with Caterpillar 793 dump trucks.

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All costs for material handling on surface are included in mine services costs. Underground crushing costs are included in mechanical services operating costs.

24.2.7	Mine Plan

Production via the ramp is expected to begin at Odyssey South in 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The first loading station is expected to be commissioned in 2027, with modest production from East Gouldie. East Malartic and Odyssey North are scheduled to enter into production in 2028 and 2030, respectively. The operations at the Odyssey Project is expected to reach full production of approximately 19,000 tpd by 2031. Life of mine is estimated at 17 years and average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039.

The wider Canadian Malartic operation will progressively shift from the Canadian Malartic and Barnat open pits to underground mining at the Odyssey Project between 2023 and 2028. The combined open pit and underground gold production profile from the Canadian Malartic Property is shown in Figure 24.3.

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Figure 24.3 – Combined open pit and Odyssey Project gold production profile at the Canadian Malartic Property (2021-2039)

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24.2.8	Mining Equipment

The main objectives when selecting underground mobile mining equipment for the Odyssey Project are to maximize productivity, minimize operating costs, provide a safe working environment, and minimize the carbon footprint. Therefore, many underground tasks will be automated or conducted from a centralized control room on surface to maximize utilization.

The Odyssey Project is expected to be a modern underground mine and will utilize real-time monitoring and communication with workers, anti-collision technology, and ventilation-on-demand. An LTE communication network covering 100% of operations on surface and underground will support this digital architecture.

The mining equipment fleet will be purchased progressively as the underground operation ramps up production. Table 24.5 shows the quantity of major underground mining equipment that will be in service when the underground operation reaches peak production and development in 2030.

Table 24.5 – Mobile mining equipment at the Odyssey Project during peak production and de240quipmentEquipement list	# units
Jumbo	11
ITH drill	6
Top hammer drill	4
Emulsion loader (prod & dev)	9
LHD (Dev)	14
LHD (Prod)	16
other Loaders and backhoe	19
Truck (Dev)	6
Truck (Prod)	10
Bolters	23
Cable bolter	3
Scissor lift	23
Shotcrete sprayer & pump	5
Grader	3
Fuel-lube cassette	4
Service equipement (boom truck)	15
Services vehicule	117
TOTAL	288

24.2.9	Underground Ventilation

Fresh air requirements have been determined in accordance with the governmental regulations respecting occupational health and safety in mines. Although it is expected that electric mining equipment will be utilized where possible, ventilation requirements are currently calculated based on conventional diesel equipment.

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Air flow requirements have been established for each mining zone during each year of operation. Total underground fresh air requirements will increase from 460,000 cfm in 2023 to a peak of 2,336,000 cfm at full production. Fresh air will be delivered to the mining zones using a network of fresh air raises and return air will be pulled out from the mine using return air raises.

Mine fresh air will be heated during winter months with a direct natural gas flame heating system at the collar on surface. All main fans, intake and exhaust will be installed underground.

24.2.10	Water Management and Dewatering

Water required for development and mining operation will be provided mainly by a surface pond and underground recirculation stations.

Dewatering capacities are based on the daily groundwater inflows estimated using a hydrogeological model developed by Golder (Golder, 2020) and mining water consumption requirements. The hydrogeological models have been calibrated with historical data from the open pit operation and historical dewatering of the former East Malartic underground mine.

The mine dewatering system includes one system managing the water in Odyssey South and East Malartic mining zones by the production ramp and a second system dewatering the East Gouldie and Odyssey North mining zones linked to the shaft. Slimes will be disposed underground.

The East Malartic mining zone will reuse deep well dewatering configuration used in the Barnat pit to lower the water table via a vertical borehole using the good hydraulic conductivity.

The Odyssey Project benefits from a synergy with the Canadian Malartic open pit operation, incorporating water management experience and existing infrastructure. The hydrogeological model estimates that the Odyssey Project will add 5,200 m3/d to the final effluent. The water balance in 2018 for discharge at Canadian Malartic mine was 25,000 m3/d (Golder, 2020).

24.3	Backfilling

Stope voids at the Odyssey Project will be filled with paste backfill to ensure mine stability and to reduce the requirement to leave pillars to maximize ore recovery. Use of paste backfill provides relatively fast stope cycle times to allow for high production rates, and the availability of tailings offers a sustainable supply of fill material over the life of the mine.

Cemented paste backfill will be made using filtered tailings from the Canadian Malartic mine mill, and binder and water in a paste plant facility on the Odyssey Project site.

Numerous tests have been performed including tailings characterization, thickening, filtration, rheology, and strength evaluation (Golder, 2018a, 2018b, 2019a, 2021a). FLSmidth laboratory facility in Salt Lake City, Utah, performed additional filtration testing (FLSmidth, 2018) for sizing the filters.

Tailings mineralogy will evolve over the life of the Odyssey Project due to changes in the source of the mill feed. From 2023 to 2026, the majority of mill feed will come from the Barnat pit. After 2027, the majority of mill feed is planned to come from the Odyssey Project, and particularly the East Gouldie mining zone. Accordingly, two main composites of ore from Barnat and from East Gouldie were prepared in 2017 and 2020, respectively, to perform testing and equipment sizing.

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A mixture of 10%wt. general use Portland cement and 90%wt. ground granulated blast furnace slag showed good strength behaviour when the samples were cured in laboratory. Paste freestanding strength requirement for primary stopes was evaluated based on the modified Mitchell method published by Li and Aubertin (2012).

The binder content to achieve the required paste strength values depends on the stope size and sequence of extraction. Typical binder values for primary stopes are shown in Table 24.6. Binder content for secondary stopes and sill pillars is approximately 1.5% and 6.0%, respectively.

Table 24.6 – Stope statistics and strength requirement for primary stopes

	Height (m)
	30	40	50
Number of stopes	2,143	990	494
Average length (m)	14.5	13.9	13.4
80th percentile length (m)	18.6	17.3	16.0
Maximum length (m)	25.2	25.0	24.0
Minimum length (m)	5.7	7.0	7.0
Strength at 28 days based on 80th percentile length (kPa)	595	759	981
Corresponding percentage of binder (%)	2.9	3.3	3.9

Engineering studies for a variety of scenarios have also been performed, including the latest study at the feasibility study level (Golder, 2021b). The paste backfill system is designed to allow for incremental capacity increases as the underground mine production ramps up. At commissioning, the plant will have the capacity to produce 4,152 tonnes per day of paste and, by 2027, the plant capacity will have increased to 19,992 tonnes per day, sufficient for filling 100% of stope voids.

The cemented paste backfill will be gravity poured or pumped to the different mining zones down a borehole from the surface to a transfer room excavated in the Odyssey South ramp at 22 m below surface level.

24.4	Recovery Method

24.4.1	Metallurgical characterisations

Metallurgical characterizations were realized on composite samples and variability samples testwork programs included mineralogy, head assays, comminution, leaching, cyanide destruction, dewatering and filtration tests.

All of the metallurgical test program was carried out with a consultant (Soutex, 2020) as an intermediary.

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Testwork was undertaken for each mining zone individually as well as for composites of mineralization from all mining zones. The samples that were tested are representative of the expected mill feed over the life of the Odyssey Project. Sample selection was performed by a geologist in accordance with recommendations by consulting firm Soutex.

Rheology and settling testwork at 85 µm produced similar results to those seen in the current process. Results at 50 µm gave a lower compaction but were close to the maximum that the mill will be able to achieve once the gravimetric circuit is added. The Canadian Malartic mine mill operated at a similar grind size in 2011-2012 without significant issues.

Each deposit shows a good gold dissolution which was higher with finer grind size. Table 24.7 below summarizes the gold dissolution per mining zone.

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Table 24.7 – Summary of gold dissolution per mining zone

Mining Zone	Laboratory results				Calculated by Weighted Average			Blend Results
	Leach Head (g/t)	Au recovery (%)	Leach tail (g/t)	Prop. (%)	Leach Head (g/t)	Au recovery (%)	Leach tail (g/t)	Leach Head (g/t)	Au recovery (%)	Leach tail (g/t)
Grind size P80 = 41-52 µm
North Odyssey	3.62	97.3	0.08	21.7	3.30	96.5	0.11	2.03	95.5	0.09
South Odyssey	1.56	96.7	0.04	11.7
East Malartic	3.50	97.0	0.09	33.3
East Gouldie	3.48	95.5	0.18	33.3
Total	2.03	95.5	0.09	100.0
Grind size P80 = 75-92 µm
North Odyssey	3.66	96.2	0.12	21.7	3.10	95.0	0.17	2.15	93.1	0.17
South Odyssey	2.15	95.9	0.07	11.7
East Malartic	2.75	95.3	0.13	33.3
East Gouldie	3.48	93.5	0.26	33.3
Total	2.15	93.1	0.13	100.00

Comminution results showed that the ore is less competent than the ore from the Canadian Malartic pit and is similar to ore from the Barnat pit on both Axb and Bwi. The abrasion index is also lower than the current operations except for the North Odyssey mining zone. Overall, media consumption for the Odyssey Project is expected to be lower than the current open pit operation.

All reagent consumptions are based on operation to date and on the comparison between testwork on Canadian Malartic/Barnat ore and the deposits of the Odyssey Project.

The following table is a comparison of cyanide and lime consumption between deposits at the Odyssey Project. Cyanide consumption rates do not consider the required free cyanide at the end of the leach circuit.

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Table 24.8 – Comparison of cyanide and lime consumption rates for deposits on the Canadian Malartic Property

Mining Zone	Cyanide Consumption (kg/t)	Lime Consumption (kg/t)
Gind size P80 = 50 µm
North Odyssey	0.32	0.64
South Odyssey	0.29	0.62
East Malartic	0.32	0.49
East Gouldie	0.06	0.67
Master Composite	0.10	0.59
Gind size P80 = 85 µm
Canadian Malartic	0.08	0.37
Barnat	0.05	0.37
North Odyssey	0.20	0.57
South Odyssey	0.11	0.50
East Malartic	0.21	0.41
East Gouldie	0.03	0.59
Master Composite	0.05	0.52

24.4.2	Processing Plant Modification

Design criteria established for the modification of the Canadian Malartic mine mill are based on a downsizing from current actual capacity to 21,000 tpd capacity with a plant design utilization of 94%. The basis for the modified plant design assumes a head grade up to 4.01 g/t Au depending on the blending of material from different mining zones at the Odyssey Project.

The Canadian Malartic mine mill will be modified to decrease its capacity from 57,000 tpd to 19,000 tpd on a calendar day basis. These modifications will occur in three phases.

Phase A will occur in early 2026 as mill throughput is expected to decrease. While the SAG mill and pebble crushers in close loop will remain the same, two of the three ball mills will put in care and maintenance and its discharge will go to the SAG pump box in close loop with a cyclone stage.

Phase B will consist of bypassing the secondary cone crushers.

Phase C will occur soon after Phase B, in 2027, when production from the East Gouldie mining zone will start being processed and will include adding a gravity circuit and intensive cyanidation circuit. Canadian Malartic GP expects that modifications to the mill can take place within the existing building, with minimal impact to production.

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MINE ORE
GYRATORY CRUSHER
APRON FEEDER
SECONDARY CONE CRUSHERS (2)
APRON FEEDER
STOCKPILE SHELTER
STACKING CONVEYOR
AUXILIARY ORE
APRON FEEDERS (3)
LIME
WATER
SAG MILL
SCALPING SCREENS (2)
PEBBLE CRUSHERS (2)
CYCLONES (2)
BALL MILL #3
CYCLONES
BALL MILL #1
CYCLONES
BALL MILL #2
TRASH SCREENS (2)
LIME
CYANIDE
LEACH THICKENER
CYANIDE
JOHNSON BASIN
TAILING THICKENER
SERVICES WATER TANK
MILL SERVICES
PROCESS WATER TANK
GRINDING
LEACH TANKS (5)
LEACH TANKS (5)
LEACH TANKS (5)
LEACH TANKS (5)
OXYGEN SUPPLY
PUMPCELL UNIT #1 (7)
PUMPCELL UNIT #2 (7)
LOADED CARBON SCREENS (2)
LOADED CARBON SCREEN
RESIDUES
LOADED CARBON TANK
CARBON STRIP VESSELS (2)
SOLUTION HEATING
PREGNANT SOLUTION TANK
ELECTROWINNING CELLS (6)
GOLD BEARING SLUDGE
DRYING OVEN
INDUCTION FURNACE
GOLD BAR
CAUSTIC AND CYANIDE SOLUTION
BARREN SOLUTION TANK
FRESH CARBON
CARBON SIZING SCREENS (2)
FRESH CARBON SIZING SCREEN
CARBON REACTIVATION KILNS (2)
QUENCH TANKS (2)
SAFETY SCREENS (2)
CARBON RECOVERY SCREEN
CARBON FINES SETTLING TANK
CARBON FINES
MINE WATER
MINE WATER TANK
SPENT COOLING WATER
COOLING WATER CIRCUIT
REAGENT PREPARATION WATER TANK
REAGENT PREPARATION
TAILINGS THICKENER
TO SERVICE WATER TANK
CYANIDE DESTRUCTION TANK(2)
HYDROGEN PEROXYDE & SULFURIC ACID
POLISHING POND
EFFLUENT TREATMENT PLANT
SOUTHEAST POND
TAILINGS POND
MINE CANADIAN MALARTIC

Source: MCM, December 2020

Figure 24.4 – Actual process diagram at Canadian Malartic mill

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ORE FROM:
MAIN PIT AND BARNAT PIT (OPEN PIT)
SOUTH ODYSSEY AND EAST MALARTIC (UNDERGROUND MINE)
NORTH ODYSSEY AND EAST GOULDIE (UNDERGROUND CRUSHING)
DUMP TRUCKS
GIRATORY CRUSHER
CRUSHER ORE STOCKPILE
CYCLONES
BALL MILL
CYANIDE, LIME & FLOCULANT
ANTISCALANT
CYANIDE & LIME
PRE-LEACH THICKENER
PROCESS WATER TANK
SCALPING SCREEN
PEBBLE CRUSHERS (2x)
LEACH TANKS
CIP TANKS
PUMP & PUMP BOX
FLOCULANT
ANTISCALANT
GRAVITY FEED VIBRATING SCREENS (2x)
WATER WASH
TAILINGS THICKENER
PROCESS WATER TANK
GRAVITY CONCENTRATORS (2x)
LIME, PEROXYDE & SULFURIC ACID (CARO'S ACID)
CYANIDE & CAUSTIC LEACH AID
CAUSTIC & ANTISCALANT
CARBON STRIPPING TANKS (2x)
CYANIDE DESTRUCTION TANKS (2X)
ELECTROLYSIS CELLS (2x)
INTENSIVE CYANIDATION UNIT ELECTROLYSIS TANK
BARREN SOLUTION TANK
CARBON REACTIVATION KILNS (2x)
TAILING PONDS
PASTE PLANT
DORÉ BARS
INDUCTION FURNACE
ELECTROLYSIS CELLS (4x)
RECLAIM WATER
POLISHING POND
MINE CANADIAN MALARTIC

Source: MCM, December 2020

Figure 24.5 – Modified process diagram at Canadian Malartic mill

24.5	Project Surface Infrastructure

The Odyssey Project will benefit from incorporating the existing infrastructure on the Canadian Malartic site such as the tailing storage facilities, the processing plant and the maintenance facilities.

Construction of Odyssey Project surface infrastructure and the portal in preparation for ramp development started in August 2020. The project office and surface facilities were constructed to support the development, and further advanced the development of the exploration ramp into Odyssey South mining zone.

Additional surface infrastructure required for the Odyssey Project includes the headframe and hoist for the production shaft, the paste backfill plant, an administrative building, a warehouse, maintenance facilities and an electrical substation. The final general arrangement is shown in Figure 24.6 and more details are provided in the following sections.

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717500 E
718000 E
718500 E
PERMANENT ACCESS ROAD
COMPRESSOR BUILDING
SECONDARY STOP
INTAKE RAISE
PORTAL
PASTE PLANT
VENTILATION RAISE
FUEL STATION (PORTAL)
CONSTRUCTION PROJECT OFFICE
FRESH WATER WELL
NORTH EAST POND
INTAKE RAISE
5334500 N
EXAUSE RAISE
MAIN SHOP
PROJECT OFFICE
WASTE STORAGE AREA
STERILE STORAGE AREA
PUMP STATION
EMERGENCY EXIT
HOIST BUILDING
FUEL STATION (SHAFT)
EXAUSE RAISE
AUXILIARY HOIST
ADMINISTRATIVE BUILDING
VENTILATION RAISE
STORAGE AREA
HEADFRAME
120 kv STATION
718000 E
718500 E
MINE CANADIAN MALARTIC
0m
200m
500m
1000m

Source: MCM, December 2020

Figure 24.6 – Odyssey Project surface infrastructure general arrangement

24.5.1	Site access

The Odyssey Project site is accessed directly from Highway 117 approximately 3 km east of the town of Malartic. The current temporary access will be replaced by a permanent access, with the location and configuration supported by a traffic and safety study undertaken by WSP in 2018, in compliance with Quebec Ministry of Transport (MTQ) standards. The modification to Highway 117 planned for 2021 involves adding a left turn lane for vehicles driving north.

The final road arrangement and master agreement with MTQ have been reached.

24.5.2	Mine haul roads

Ore from the Odyssey Project site will be transported to the Canadian Malartic mine processing plant via an existing haul road next to the Odyssey Project infrastructure. This road is currently being used for truck haulage and access from the open pit operation to the processing plant, waste storage facility, and overburden stockpiles. This 40-m wide road is suitable for Caterpillar 793 dump trucks that are planned to be re-used for the hauling of the Odyssey Project mineralized material. The haulage distance from the planned Odyssey Project surface infrastructure to the Canadian Malartic primary crusher is approximately 6 km.

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24.5.3	Main office and dry building

The main office and dry building will be located at the Odyssey Project site entrance and will include various offices, a security control access gate, mine dry facility for approximately 1,000 workers and the main control room dedicated to remote control and automation stations.

This two-story building will be connected to the shaft via the hoist room by an underground tunnel acting as a passageway for workers.

24.5.4	Warehouse and maintenance shop

The warehouse and maintenance shop will have three bays on the first floor and 30% of the surface of the second floor will accommodate maintenance staff offices and an electrical workshop.

It is planned to install four canvas-roofed domes, warehouse spaces installed on grade and concrete block foundations.

24.5.5	Head frame and silos

The headframe will be connected to the ore silo building, the waste hopper building, the service and compressors building, and the permanent ventilation building. All adjacent buildings are independent structures to allow for staged construction. The main headframe tower will have a height of approximately 92 m and it is designed to support the sheaves required for all three hoists, the skips discharge systems, the dump chute, and all other auxiliary equipment to ensure the operation and maintenance.

The ore silo building will be equipped with two arc gates, installed under the silo to feed 240-tonne trucks. The silo capacity is 770 m³ for a live capacity of approximately 1,278 tonnes.

The waste hopper building, to be fed by both the cage-skip and skip, will have one arc gate installed under the hopper to feed 240-tonne trucks. The hopper capacity is 559 m³ for a live capacity of approximately 928 tonnes.

24.5.6	Compressor room

The compressor room for the Odyssey Project is designed to supply compressed air to the headframe building and the underground mine. It includes two 450 HP compressors, as well as two air receivers with 4,599 US gallons capacity which will be in operation for the shaft sinking phase, and one emulsion treatment kit. Each compressor will supply 2,200 cfm.

Next to the service and production building, where the electrical room for the hoists will be located, 10 fixed screw compressors, three air receivers, and two emulsion treatment kits will be installed. Out of those 10 compressors, two will be standby.

24.5.7	Shaft permanent ventilation and heating

The surface ventilation and heating system for the shaft will be located inside an annex of the headframe building. It includes two vertical 84” diameter 400 HP air intake fans with silencers at 250,000 cfm each, and two 24 MM Btu/hr natural gas heaters units for a total of 48 MM Btu/hr.

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24.5.8	Hoist buildings

The production hoist and service hoist will stand in the same building.

The production hoist will be a new Blair double drum Multi-Rope hoist which allows the operation of two 47.35 tonnes. It will have four 63.5 mm ropes with two sets of compensating sheaves. The drums diameter will be 7,120 mm and each drum is driven by 12,000 HP AC motors. The designed hoisting speed for the production is 18 m/s.

The service hoist will be a single drum type of hoist which will be used for two purposes during its operation. It will be used to hoist a Cage-Skip single deck with a capacity of 11.3 tonnes or 36 workers and later on will be replaced with a double deck service cage for personnel and material. The service hoist is designed to operate at a speed of 8 m/s and will haul at maximum speed while hoisting material/waste but will be limited at 8 m/s for personnel haulage. The 4,877 mm diameter drum is driven by a 4,000 HP motor.

The auxiliary hoist will be a single drum type of hoist which will be used for hauling workers in a double-deck cage of nine workers per deck capacity. It will be a 2,438 mm diameter drum driven by one 850 HP motor and designed to operate at a speed of 8 m/s.

24.5.9	Ventilation raise collars

Ventilation raises collars will be excavated using secant walls because overburden thickness varies between 10 to 20 m. Secant walls technology provides significant benefits compared to sheet piling.

24.5.10	Compressor building at portal

Compressed air for the Odyssey South mining zone will be provided by three compressors with a capacity of 1,500 cfm at 125 PSI of pressure each. The building will be a simple shelter: an open space area composed of concrete slab on grade, light steel structure and insulated walls and roofing constructed near the mine ramp portal at the surface.

24.5.11	Electricity line and substation

A new 120 kV power substation is required at the Odyssey Project site. Two transformers will reduce voltage from 120 kV to 13.8 kV for Odyssey Project power distribution. A 13.8 kV to 25 kV transformer is planned to energize 25 kV aerial line through the Odyssey Project site.

To meet additional electrical load required for the Odyssey Project, a new 120 kV substation will be built on site. A new 10.6 km transmission line will be constructed in early 2022 on the property.

This new transmission line will include the addition of a circuit breaker and disconnect switches added to the existing 120 kV substation located at the Canadian Malartic mill. Protection integration with existing equipment will be completed according to Hydro-Québec requirements. These modifications will be carried out during the planned September 2021 mill shutdown.

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24.5.12	IT and site communications

Telecom private LTE system will allow mobile phone communication at surface and underground.

The Odyssey Project site will be linked to the Canadian Malartic mine site with optic fiber, linking every operational aspect that requires data acquisition, imaging (cameras), access control on site, etc.

24.5.13	Natural gas

The natural gas supplied to the Odyssey Project will originate from the existing Énergir network that runs alongside Highway 117. A pressure reducing and metering station has been installed to supply the Odyssey Project site.

A natural gas network of buried pipes will supply the fresh air raises (FAR), the shaft ventilation building and the surface buildings for heating purposes.

24.5.14	Fuel storage

A fuel storage system including a 45,000-litre fuel tank was installed for Odyssey Project needs. This fuel depot is intended to supply the ramp underground equipment. It is planned to add an oil and lubrication products storage building equipped with pump and reel hoses to feed the equipment along with 5,000 litre gasoline tank for pick-up trucks and small surface mobile equipment.

A second fuel storage system close to the shaft for underground distribution is planned. It includes two identical 40,000 L fuel tanks each for storage and two 3,861 L batch tanks feeding the different underground facilities.

24.5.15	Tailings management

Tailings will be stored in two different facilities over the years of operation of the Odyssey Project. Until the end of 2023, tailings will continue to be stored in the current Canadian Malartic mine tailing storage facility. Towards the end of 2023, the mined-out open pit at Canadian Malartic will be ready to store tailings.

The in-pit tailings storage capacity is approximately 125 million tonnes, sufficient for the 109 million tonnes required over the current life of the combined open pit and underground operation, considering that 41 million tonnes of tailings will be deposited in the underground voids as paste backfill.

24.6	Environment and permitting

A Provincial decree was granted in 2018 providing for underground mining of Odyssey South and Odyssey North through ramp and shaft. A request for decree amendment, adding the East Gouldie and East Malartic mining zones was submitted to the MELCC in February 2021.

Permits were obtained allowing the first phase of the project (decline, fresh air raise development, potable water withdrawal, wastewater treatment, temporary access to Highway 117). An application for a Certificate of Authorization for shaft sinking and related surface infrastructure was submitted by Canadian Malartic GP and is pending.

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24.7	Capital and Operating Costs

All costs are shown in Canadian dollars. Capital and operating costs were estimated by the Odyssey Project team and various consultants including G-Mining, BBA, ASDR, Golder, SNC, and WSP. While the technical study is considered at a PEA level, Canadian Malartic GP believes that the estimates for major items such as the underground development and mining costs, processing costs, and equipment procurement are more advanced than would typically be estimated in a PEA level study for a project of this scope.

24.7.1	Capital Expenditures

Capital expenditures from 2021 to 2028 are expected to total approximately $1.74 billion, which includes $1,487 million in initial capital expenditures and $248 million in additional growth capital expenditures. This total does not include any offsetting revenue from pre-commercial sales. Effective for annual periods beginning on or after January 1, 2022, revenue and related production costs incurred during the pre-commercial production phase are recognized in Canadian Malartic GP’s statements of income (loss) based on the IAS16 Amendment from the International Accounting Standards Board. During the 2021 to 2028 period, gold production is forecast to be approximately 932,000 ounces at total cash costs of approximately $800 per ounce. The net proceeds from the sale of these ounces would significantly reduce the external cash requirements for the construction of the project.

The initial capital expenditures are summarized in Table 24.9.

Table 24.9 – Initial capital expenditures for the Odyssey Project (2021-2028)

Category	Capex (CAD millions)
Shaft & surface	622
Mining equipment	212
U/G development & construction	653
Initial capital expenditure	1,487
Other growth capital expenditures	248

Table 24.10 – Capital expenditures schedule for the Odyssey Project

Year	Capex (CAD millions)
2021	148
2022	265
2023	178
2024 to 2026*	213
2027	272
2028	234

* Average per year

Sustaining capital is expected to gradually decline from 2029 to 2039, with an expected average of approximately $73 million per year. The majority of sustaining capital is related to underground mine development, mining equipment and the processing plant.

Reclamation plan including closure costs of $1 million for the exploration phase was approved by the provincial authority in 2019. A conceptual closure plan for the Odyssey Project’s operational phase was submitted to the authorities for review and approval. Since the Odyssey Project will employ much of the existing Canadian Malartic mine infrastructure, the projected incremental closure costs for the Odyssey Project will be limited to its own footprint and infrastructure.

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24.7.2	Operating costs

Operating costs are estimated to total $5.2 billion over the life of the underground Odyssey Project, averaging $62.92/t of mineralized material processed and considering synergies between the Odyssey Project and the Canadian Malartic open pit operation. Unit operating costs are shown by period in Table 24.11.

Table 24.11 – LOM Operating costs and average cost per tonne at the Odyssey Project

	Opex CAD Million	CAD/t processed
Mining	3,576	43.56
Process	1,043	12.71
G&A	633	7.71
Synergy Pit+UG	(88)	(1.07)
Total operating cost	5,164	62.91

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Figure 24.7 – LOM Operating costs distribution for Odyssey Project

Part of the initial operating costs incurred during the pre-production period at the Odyssey Project are not included in the operating costs but rather are transferred to the capital expenditures.

24.7.3	Processing Cost

Processing costs will total $1,043 million over the project life and average $12.71/t of mineralized material. Processing costs after the mill downsize were determinate with the Canadian Malartic mine mill team and the BBA studies.

24.7.4	General and Administration Costs (G&A)

G&A costs will total $663 million over the project life and average $7.71/t of ore.

The G&A cost calculation integrated share services between the Canadian Malartic mine open pit operations and the Odyssey Project. Synergy between the two operations will reduce costs mostly through diminution of headcounts (e.g., General management, administration, communication, IT, environment).

24.7.5	Workforce

The mine will operate seven days per week, on 10 and 12 hours night and day shift. This schedule is equivalent to 365 days per year of operation.

Figure 24.8 shows the total workforce requirements over the LOM plan. Surface contractor construction crews are excluded from the headcount, and process plant personnel are supported by the pit operation up to 2029.

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Figure 24.8 – Odyssey Project workforce requirements over the LOM

24.8	Economic Analysis

24.8.1	Metal Price and Exchange Rate

The technical study economic analysis is based on a gold price assumption of CAD2,015 per ounce and exchange rate of 1.3 CAD/US$ over the life of the project, whereas the mineral resources included in the mine plan were estimated using a cut-off grade calculation based on a gold price assumption of CAD1,625 per ounce.

Silver production was also included in the mine plan using a flat silver feed grade assumption of 1.1 g/t from the underground mine and a silver price assumption of US$22 per ounce.

All results are expressed in Canadian dollars. The CAD/USD exchange rate is used to convert revenue from gold production sales into Canadian dollars. The rate is also used to convert purchase prices of various equipment in U.S. dollars into Canadian currency. The base case exchange rate assumption for financial modelling is 1.30 CAD/USD.

24.8.2	Royalties

NSR royalties are payable to Osisko Royalties and Abitibi Royalties, and GOM to Franco-Nevada. Table 24.12 shows the average total royalty payable by deposit over the life of the project.

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Table 24.12 – Odyssey Project life of mine average royalties

Mining Zone	Average Royalty
East Gouldie	5.46%
East Malartic	5.64%
Odyssey South	5.58%
Odyssey North	6.00%

24.8.3	Taxation

The project is subject to three levels of taxation including provincial mining tax, provincial income tax and federal income tax.

Taxes calculated solely for the Odyssey Project are C$2.079 billion at an effective tax rate of 38%. The combination of the Odyssey Project with the Canadian Malartic mine operations up to 2029 will have a favourable impact on the tax expense resulting in tax optimization of Canadian Malartic mine tax assets and liabilities. Furthermore, several favourable tax synergies for the entire project will take place, the main one being that the Canadian malartic GPwill generate significant income from Canadian Malartic mine while investing heavily in the development and construction of the Odyssey Project

However, that does not imply that Canadian Malartic GP will pay no taxes during this period. Canadian Malartic GP will pay more than C$3.044 billion in taxes until the end of its operations in 2041.

Provincial mining tax (Quebec Mining tax):

Since Canadian Malartic mine and the Odyssey Project are performing mining operation work on land and mine situated in the province of Quebec, they are subject to certain obligations and entitlements with regards to the mining tax.

The marginal tax rates applicable under the mining tax regulations in Quebec are 16%, 22% and 28% of mining taxable income and depend on the profit margin.

Canadian Malartic GP expects to pay an amount of C$1.3 billion in mining tax to the Government of Quebec over the life of mine (2021-2041) at an effective mining tax rate varying from 16% to 17.5% depending on the year. The Odyssey Project's contribution in this amount is C$892 million.

Federal and provincial income taxes:

The current Canadian tax system applicable to Mineral Resource Income was used to calculate the anticipated tax. This consists of federal and provincial corporate taxes. The corporate tax currently applicable over the Odyssey Project’s operating life are 15% (Federal), 11.5% (Provincial Quebec) and 10% (Provincial Ontario).

A constant rate of 25.75% (Federal and provincial Quebec and Ontario) was used throughout the life of the project which considers a combined provincial rate for Quebec and Ontario according to the current ownership structure of the project.

Canadian Malartic GP expected to pay and amount of C$1.7 billion in Federal and provincial tax over the life of the project (2021-2041). The Odyssey Project's contribution in this amount is C$1.187 billion.

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24.8.4	Financial results

At the base case assumptions of CAD2,015 per ounce and 1.3 CAD/USD, the Odyssey Project generates an after-tax undiscounted cash flow of $3.461 billion with an internal rate of return (IRR) of 17.5%. The after-tax Net Present Value (NPV) at a 5% discount rate is estimated at $1.49 billion. During the construction and ramp-up period from 2021 to 2028, initial capital expenditure is partially offset by proceeds from production, reducing capital requirements from $1,736 million to $758 million, spread over a period of 8 years. Cash generated from the MCM open pit operation is expected to be sufficient to cover capital requirements.

The pay-back period is estimated at 10 years, or early in 2031.

Table 24.13 – Odyssey Project cashflow (2021-2041 )

	Unit	LOM total	2021	2022	2023	2024-2026	2027	2028	2029-2039	2040	2041
Development metre	m	326,064	3,340	8,605	9,984	37,347	20,519	34,226	206,690	2,061	3,291
Tonnes mines U/G	t (000)	82,081	-	16	848	4,031	2,810	3,323	71,052	-	-
Tonnes milled	t (000)	82,081	-	-	825	4,031	2,810	3,323	71,092	-	-
Au grade	g/t	2.76	-	-	1.84	1.98	2.98	3.79	2.76	-
Au ounces mined	oz	7,286,053	-	722	50,452	256,276	270,670	405,789	6,302,143	-	-
Au ounces recovered	oz	6,931,961	-	-	46,611	244,628	256,234	384,631	5,999,857	-	-
Project gross revenue from sales (*)	M$	14,034	-	-	95	496	519	778	12,147	-	-
Selling cost	M$	24	-	-	0	1	1	1	20	-	-
Net revenue from sales	M$	14,011	-	-	94	495	518	776	12,127	-	-
Mining cost	M$	(3,576)	-	-	(60)	(234)	(163)	(200)	(2,918)	-	-
Processing cost	M$	(1,043)	-	-	(10)	(47)	(34)	(37)	(916)	-	-
G&A cost	M$	(633)	0	(0)	(7)	(31)	(25)	(34)	(537)	-	-
Total operating cost	M$	(5,252)	0	(0)	(77)	(311)	(222)	(271)	(4,371)	-	-

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	Unit	LOM total	2021	2022	2023	2024-2026	2027	2028	2029-2039	2040	2041
Royalties	M$	(776)	-	-	(5)	(27)	(28)	(42)	(673)	-	-
Synergy Odyssey + MCM pit	M$	88	1	1	(8)	(51)	69	43	34	-	-
Initial capex	M$	(1,736)	(148)	(265)	(178)	(639)	(272)	(234)	-
Sustaining capex	M$	(798)				-			(798)	-	-
Working capital	M$	(0)	(0)	1	(15)	(9)	(44)	(29)	13	83	-
Reclamation	M$	(10.2)	-	-	-	-	-	-	-	(5)	(5)
Salvage value	M$	12.8	-	-	-	-	-	-	-	13	-
Quebec mining duties	M$	(892)	16	30	19	28	(16)	(34)	(934)	(0)	-
Income tax	M$	(1,187)	4	21	21	104	(21)	(50)	(1,265)	(2)	1
Net after tax cash flow	M$	3,461	(128)	(213)	(149)	(410)	(16)	158	4,133	89	(4)
NPV 5%	M$	1,485
IRR	%	17.5%

(*) Including silver revenue

24.8.5	Sensitivity Analysis

Sensitivities to certain key parameters were undertaken in the financial model to appreciate variations of the cashflow results. The sensitivity of Internal Rate of Return to gold price, operating costs and capital expenditures (2021-2028 inclusive) are shown in Figure 24.9.

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Figure 24.9 – IRR sensitivity of Odyssey Project

Figure 24.10 – NPV sensitivity of Odyssey Project

24.9	Project Enhancement Opportunities

24.9.1	Electrical equipment opportunities and Automation

The base case analysis of the Odyssey Project incorporated diesel equipment but further analyses were also initiated on the potential economic profitability and improved performance from selecting and purchasing electrical equipment that will meet the operational criteria. The broad goal would be to use as little diesel equipment as possible. Canadian Malartic GP continually monitors technological developments in this area and will continue to consider the possibility of using and acquiring electrical equipment if equivalent in terms of safety, performance and cost while reducing greenhouse gas emissions, lowering underground ventilation needs, and improving the quality of breathable air for workers. Further automation opportunities may also increase productivity by improving equipment utilization and availability and reducing unplanned maintenance costs.

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24.9.2	Underground project schedule

The underground project schedule might be improved by reviewing critical paths identified in the base case and reducing the number and duration of delays and leveling production rate.

24.9.3	Exploration and LOM extension

Extensional drilling is recommended around the East Gouldie deposit as it is open in all directions and it has the highest grades of all the underground deposits of the Odyssey Project. The strategy centred on the East Gouldie deposit is the most immediate opportunity to extend the LOM of the Odyssey Project.

East Malartic mineral resources at depth represents another opportunity for future inclusion in the mine plan, which could extend the life of the underground project.

24.9.4	Geological understanding of internal zones

Mineral resources from the Odyssey internal zones are not currently included in the mine plan due to the increased geological complexity of the zones. To improve understanding of the geological features that control mineralization of internal zones near Odyssey South, it is suggested to investigate new technologies (e.g., such as artificial intelligence and automatic core logging) on available data which could present opportunities for additional production during the underground ramp-up period.

24.9.5	Ventilation and mine design

There is an opportunity to reduce Opex with mine design optimization prior to detailed engineering of ventilation system and ventilation on demand.

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25.	INTERPRETATION AND CONCLUSIONS

The Canadian Malartic Property in the historic mining camp of Malartic, Québec, has produced over 250 million tonnes of ore grading 1.70 g/t Au for a total of 13.7 million ounces of gold. The Property hosts the operating Canadian Malartic open pit mine, which Canadian Malartic GP forecasts will produce more than 600,000 ounces of gold annually for the next four years. The first gold was poured at the Canadian Malartic mine in April 2011, and commercial production began the following month. The Property also hosts the underground Odyssey Project to the east of the current mining operation. In August 2020, the Odyssey Project entered the development phase when Canadian Malartic GP began excavating an exploration ramp. Over 708,000 metres of drilling has been completed by Canadian Malartic GP to date to expand known mineralized zones and discover new zones including the East Gouldie deposit at the Odyssey Project.

The Mineral Resources and Mineral Reserves for the Property are suitable for public reporting. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources, and do not include any Inferred Mineral Resources. Measured and Indicated Mineral Resources are exclusive of Proven and Probable Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources and Mineral Reserves are compliant with NI 43-101 requirements and CIM 2014 Definition Standards.

The results of the 2020 MRE support the recommendation to advance the Odyssey Project to the feasibility stage and the decision to approve construction. The 2020 MRE is considered to be reliable and thorough, and based on quality data and reasonable hypotheses and parameters. The 2020 MRE further demonstrated the geological and grade continuities for several deposits on the Canadian Malartic Property, and updated the mineral resource and mineral reserve estimates using data up to December 31, 2020. The Canadian Malartic Property including the Odyssey Project is estimated to contain (exclusive to the mineral reserves) total Measured and Indicated Mineral Resources of 18.7 million tonnes grading 1.77 g/t Au for a total of 1.07 million ounces, and Inferred Mineral Resources of 184.9 million tonnes grading 2.32 g/t Au for a total of 13.77 million ounces. These Mineral Resources include underground Indicated Mineral Resources estimated at 17.4 million tonnes grading 1.87 g/t Au for a total of 1.04 million ounces and underground Inferred Mineral Resources estimated at 177.8 million tonnes grading 2.38 g/t Au for a total of 13.60 million ounces.

The Mineral Reserves estimate for the Canadian Malartic Property is effective as of December 31, 2020.

The Life-of-Mine plans and Mineral Reserves estimate for the Canadian Malartic mine were developed from the geological block model prepared by Canadian Malartic GP. As of the date of this Technical Report, the QPs have not identified any legal, political, or environmental risks that would materially affect potential development of the Mineral Reserves.

The total proven and probable mineral reserves at the Canadian Malartic mine are estimated at 122.9 million tonnes at 1.12 g/t Au for 4.43 million ounces of gold. Most of the Mineral Reserve tonnage (58.7%) is in the Probable category. The Mineral Reserves include 27.2 million tonnes of stockpiled ore at an average grade of 0.48 g/t Au for 422,000 ounces of gold.

A conventional truck and shovel mining method is used at the Canadian Malartic mine. Open pit optimization was conducted to determine the optimal economic 3D shape of the open pit, and the slope design criteria for the Canadian Malartic and Barnat pits was established for six sectors based on geotechnical considerations. The ramps and haul roads are designed for the largest equipment (i.e., Cat 793F haul truck).

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The pit design for the Canadian Malartic mine uses single, double and triple benching with 10 m bench heights selected based on the optimal loading and hauling equipment for the mining operation. The geotechnical report recommended an inter-ramp angle of varying between 46° and 57°.

Mining constraints in the North sector of the Canadian Malartic mine (i.e., the town’s proximity and the presence of old underground openings) make it impractical to divide the development of the ultimate pit into phases. Instead, the design considered two contiguous pits — Canadian Malartic to the west and Barnat to the east — with the final pit design based on the selected optimized pit shell and geotechnical parameters. The pit design also includes haulage ramp access to all benches.

The latest mine production schedule (LOM 2020) was developed to feed the mill from the open pits and stockpiles at a nominal rate of 57,000 tpd.

The mineral processing of the remaining ore from the Canadian Malartic and Barnat open pits will be performed in the current mill at the Canadian Malartic mine. After the mill start-up in 2011, studies were completed to investigate some discrepancies between actual and expected process design performance, which resulted in modifications to the mill that improved performance. These improvements included the addition of a secondary crushing line and a second pebble crusher to the comminution circuit in 2012 to process harder than expected ore from the Canadian Malartic pit. Subsequent metallurgical testwork confirmed that the material from the Barnat deposit would behave the same way as Canadian Malartic deposit ore with no further large modifications required in the mill flowsheet. Some minor differences can have a small impact on some reagent consumption and the operating cost would then be adjusted accordingly. The current reagent addition systems have the capacity required for any such minor variations.

Environmental monitoring programs at the Canadian Malartic Property cover all aspects of the identified environmental impacts. These programs have been rigorously implemented and their results comply with all governmental and community requirements. In more recent years of operation, all necessary environmental permits have been issued for the Extension Mining Project.

Communications and dialogue with all stakeholders including the community in the town of Malartic are ongoing and multi-faceted. A monitoring committee was organized and meets on a regular basis and has proven to operate effectively.

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The results within this Technical Report are subject to variations in operational conditions including, but not limited to, the following:

•	Assumptions related to commodity and foreign exchange.

•	Unanticipated inflation of capital or operating costs.

•	Significant changes in equipment productivities.

•	Geological continuity of the mineralized structures.

•	Geotechnical assumptions in pit designs.

•	Ore dilution or loss.

•	Throughput and recovery rate assumptions.

•	Changes in regulatory requirements that may affect the operation or future closure plans.

•	Changes in closure plan costs.

In the opinion of the QPs, there are no reasonably foreseen inputs from risks and uncertainties identified in the Technical Report that could affect the Canadian Malartic mine’s continued economic viability.

Canadian Malartic GP has performed an economic analysis of the underground Odyssey Project using a gold price of CAD2,015/oz. Minable stope shapes, Whittle shells and COG were generated using a gold price of CAD1,625/oz, at the forecasted production rates, metal recoveries, and capital and operating costs estimated in this Technical Report. Canadian Malartic GP confirms that the outcome is a positive cash flow for the Odyssey Project.

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26.	RECOMMENDATIONS

Based on the information presented in this Technical Report, the QPs recommend the following action items.

26.1	Near mine exploration

Due to the scope of the underground Odyssey Project presented in Section 24, Canadian Malartic GP should continue infill drilling in the areas of the deposits defined in the PEA and expeditiously convert Inferred mineral resources to the Indicated category, thus reducing the ratio of Inferred mineral resources in the overall mineral inventory of the Project.

Canadian Malartic GP should continue to acquire oriented structural data from the East Gouldie deposit in order improve the 3D model of the mineralization, as the geometry of the deposit has an important influence on the mineral resource estimate.

Additional drilling with tighter drill spacing is necessary to improve understanding of the geological features that control mineralization in the #12 Porphyry of the Odyssey deposit and effectively evaluate the economic potential of the internal mineralization. It is also suggested to further investigate new technologies such as artificial intelligence and automatic core logging on existing data to improve understanding of the controls on mineralization.

Extensional drilling is also recommended around the East Gouldie deposit as it is open in all directions and it has recorded the highest grades among all the underground deposits that comprise the Odyssey Project.

Follow up drilling is recommended around significant intercepts of the nearby Chert and South Sladen zones, as they could both be integrated into the Odyssey Project.

26.2	Exploration drilling

The Canadian Malartic Property covers several kilometres of prospective geology similar to that which hosts the Property’s main known ore deposits. Significant portions of the Property have little drilling below 300 metres depth, including around recent discoveries with strong economic potential. To investigate these undrilled areas, it is recommended to target and drill test fertile porphyritic intrusions along strike and down dip along favourable structures. Additionally, as new orientations of mineralization were observed, it is recommended to complete the detailed ground and/or airborne magnetic coverage of the property to identify these trends and develop new targets where they intersect favourable intrusions, competent geological units or other significant structures.

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26.3	Underground mapping

It is recommended that a dedicated team of geology professionals fully map the litho-structural features that are being intercepted as the exploration ramp progresses at the Odyssey Project. These observations will likely enhance further geological interpretations and/or understanding of the geotechnical challenges of the Odyssey Project.

26.4	Ore processing

While the Canadian Malartic and South Barnat deposits that are currently being mined in the Canadian Malartic open pit operation show similar metallurgical characteristics and necessitated no major modifications to the mill when South Barnat ore was added to the mill feed, Canadian Malartic GP should evaluate the impact of different ultramafic-bearing mill feed ore blends on mill thickeners’ efficiency, notably regarding the underflow density. This evaluation may become useful for later process optimization and monitoring depending on the results of future exploration projects and any discoveries of new deposits on the Property.

26.5	Tailings management

The review of the TSF infrastructure design criteria, as well the operational constraints and the development of new mining areas on site, indicate that options need to be evaluated to gain capacity at the TSF. New tailings disposal cells and raising the extension cells (PR5) to expand this area must be carried out by the end of 2022. This issue is currently being addressed by Canadian Malartic GP’s environmental department.

26.6	Economic assessment

Mining the Western Porphyry deposit in the current mineral resource Whittle shell footprint would require the displacement of existing railroad infrastructure. Any further economic study of this deposit would need to consider this infrastructure constraint.

26.7	Odyssey Project underground schedule

The underground project schedule might be improved by reviewing critical paths identified in the base case and reducing the number and duration of delays and leveling production rate.

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26.8	Electrical Equipment and Automation Opportunities

The base case analysis of the Odyssey Project incorporates diesel equipment but further analyses were also initiated on the potential for enhanced profitability and improved performance by selecting and purchasing electrical equipment that will meet all operational criteria. The broad goal would be to use as little diesel equipment as possible. Canadian Malartic GP continually monitors technological developments in this area and will continue to consider the possibility of using and acquiring electrical equipment if equivalent in terms of safety, performance and cost while reducing greenhouse gas emissions, lowering underground ventilation needs, and improving the quality of breathable air for workers. Further automation opportunities may also increase productivity by improving equipment utilization and availability, and reducing unplanned maintenance costs.

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Golder (2021b). MCM Paste Plant Feasibility Report, Odyssey Underground Mining Project, Report 20352136.

Gervais, D., Roy, C., Thibault, A., Pednault, C. and Doucet, D., 2014. Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property. By Mine Canadian Malartic, August 13, 2014. 460 pages.

Gossage, B. and Slater, D., 2007. Technical Report for the Canadian Malartic Gold Project, Canada. Prepared by RSG Global Consulting on behalf of Osisko Exploration. 92 pages.

Gossage, B. and Inwood, N., 2007. Technical Report for the Canadian Malartic Gold Project, Canada. Prepared by RSG Global Consulting on behalf of Osisko Exploration. 93 pages.

Gunning and Ambrose, J. W., 1940. Région de Malartic, Québec, Commission géologique du Canada, mémoire no 222, 162 pages.

Gustin, M. M., and Ronning, P., 2013 Updated Mineral Resource Technical Report, Marban Block Property, Québec, Canada. Prepared by Mine Development Associates Mine Engineering Services on behalf of Niogold Mining Corporation. 177 pages.

Guzon, V., 2012. Mining Rights in the Province of Québec. Blakes Bulletin Real Estate – Mining Tenures July 2012. Blake, Cassels & Graydon LLP. 7 pages.

Helt, K. M., Williams-Jones, A. E., Clarck, J. R., Boswell, A. W., and Wares, R. P., 2014. Constraints on the Genesis of the Archean Oxidized, Intrusion-Related Canadian Malartic Gold Deposit, Québec, Canada. Economic Geology, v. 100, pages 713-735.

Hennessey, B.T., San Martin, A. J., 2012. A review of Osisko Mining Corporation’s Mineral Resource Estimate for the Jeffrey Zone, Malartic CHL Joint Venture Property, Val-d’Or, Québec. Prepared by Micon International Limited on behalf of Abitibi Royalties Inc. 103 pages.

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	264

Hennessey, B.T., Belzile, E. and Gowans, R., 2008. An Updated Mineral Resource Estimate for the Canadian Malartic Project, Malartic, Québec. Prepared by Micon International Limited on behalf of Osisko Mining Corporation. 114 pages.

Issigonis, M. J., 1980. Occurrence of Disseminated Gold Deposits in Porphyries in the Archean Abitibi Belt, Northwest Québec, Canada. Trans. Institute of Mining and Metallurgy 89. Pages 157-158.

Joly, M., and Ste-Croix, L., 1997. Report on the 1996 Summer Drilling Campaign Fourax Property (545). Placer Dome Canada Ltd. GM-54997. 17 pages.

Larchevêque, M., Desrochers, A., Bussière, B. Cartier, H., Baribeau, C., Pednault, C. et David, J.-S. 2012. How to Grow Trees on the Wastes of a Boreal Gold Mine – Identification of the Main Physico-Chemical Limitations. In Mine Closure 2012, Fourie A.B. & Tibbett M. (Eds), Australian Center for Geomechanics, The University of Western Australia, pages 467-480.

Larchevêque, M., Desrochers, A., Bussière, B., Cartier, H. et David, J.-S. 2013. Revegetation of Non Acid-Generating, Thickened Tailings with Boreal Trees: A Greenhouse Study. Journal of Environmental Quality 42: 351-360. Répertoire des municipalités, ministères des Affaires municipales, Régions et occupation du territoire du Québec. Page internet consultée le 21 avril 2013: http://www.mamrot.gouv.qc.ca/repertoire-des-municipalites

Larouche, C., 2008. Re-Interpretation of the Historical Data, Results of 2007 Drilling Program & Mineral Resources Estimate on the Marlartic – Midway Gold Project, Fournière-Dubuisson Townships, Val-d’Or Mining District, Québec. Prepared by Ovalbay Geological Services Inc. on behalf of Northern Star Mining Corporation Inc. 76 pages.

Larouche, C., 2014. Evaluation of the Recent Technical Data (2008-2010) “Malartic – Midway Gold Project” (former Malartic Gold Fields Shaft #1), Dubuisson – Fournière Townships, 32D-01, Abitibi District, Province of Québec, Canada. Internal document from 9265-9911 Québec Inc. 76 pages.

Lavergne, C., 1985. Gîtes minéraux à tonnage évalué et production minérale du Québec. Ministère de l’Énergie et des Ressources, Direction générale de l’Exploration géologique et minérale, Gouvernement du Québec. 71 pages. DV8508.

Li, L. and Aubertin, M. (2012). A Modified Solution to Assess the Required Strength of Exposed Backfill in Mine Stopes, Can. Geotech. J. 49, 994-1002.

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	265

MDDELCC, 2012 – Directive 019 sur l'industrie minière. Ministère du Développement durable, de l'Environnement, de la Faune et des Parcs, mars 2012.

MDDELCC, 1999b. Soil Protection and Contaminated Sites Rehabilitation Policy http://www.mddelcc.gouv.qc.ca/sol/terrains/politique-en/

MDDELCC, 1999a. Guide de classification des eaux souterraines du Québec, 12 pages.

Mine Canadian Malartic, 2019. Bilan 2019, https://canadianmalartic.com/en/medias/photos-and-videos/

MCM (2020). Usine de remblai en pâte pour le projet Odyssey, Évaluation budgétaire, Report BF-CM-06.

Ministère de l’Environnement et de Lutte aux changements climatiques du Québec (MELCC), 2012. Directive 019 sur l’industrie minière – version de mars 2012. Gouvernement du Québec. 95 pages.

Mueller, W.U., Stix, J., Corcoran, P.L., and Daigneault, R., 2009. Subaqueous Calderas in the Archean Abitibi Greenstone Belt: An Overview and New Ideas. Ore Geology Reviews, v. 35, pages 4-46.

National Assembly, 2013. Bill 70 (2013, chapter 32) An Act to Amend the Mining Act. Québec Official Publisher 2013. 32 pages.

Raponi, R., Elfen, S., Petrina, M., Bird, S., and Fontaine, R., 2020. N.I. 43-101 Technical Report & Preliminary Economical Assessment of the Marban Project, Québec, Canada. Prepared by Ausenco Engineering Canada for O3 Mining Inc., 314 pages.

Richard, P-L. and Torrealba, J., 2019. Mineral Resource Estimate for the Kiena Mine Complex Project, Val-d’Or, Québec, Canada. Prepared by BBA for Wesdome Gold Mines Ltd., 266 pages.

Riopel, J., 2006. Modified East Amphi Technical Report Under the Form Regulation 43-101 Estimation of Mineral Resources and Reserves East Amphi Project, Malartic, Québec. Richmont Mines Inc. 161 pages.

Robert, F., Poulsen, K. H., Cassidy, K. F. and Hodgson, C. J., 2005. Gold Metallogeny of the Superior and Yilgarn Cratons. Economic Geology 100th Anniversary Volume, pages 1001-1033.

Robert, F., 2001, Syenite-Associated Disseminated Gold Deposits in the Abitibi Greenstone Belt, Canada: Mineralium Deposita, v. 36, pages 503–516.

Robert, F., 1989, Internal Structure of the Cadillac Tectonic Zone Southeast of Val-d’Or, Abitibi Greenstone Belt, Québec: Canadian Journal of Earth Sciences, v. 26, pages 2661–2675.

Runnels, D. (BBA Inc), Gignac, L. P. (G Mining Services), Julien, M. (Golder Associés Limitée), Hennessey, B.T. (Micon International Limited), Belzile, E. (Belzile Solutions Inc) and Bouchard, AM. (Genivar S.E.C.), 2008c. Feasibility Study, Canadian Malartic Project (Malartic, Québec). Prepared by various consultants on behalf of Osisko Mining Corporation. 464 pages.

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	266

Runnels, D. (BBA Inc), Gignac, L. P. (G Mining Services), Fournier, B. (Genivar S.E.C.) and Julien, M. (Golder Associés Limitée), 2008b: Technical Report NI 43-101, Amended Preliminary Assessment of the Canadian Malartic Gold Project. Prepared by various consultants on behalf of Osisko Exploration. 225 pages.

Runnels, D. (BBA Inc), Gignac, L. P. (G Mining Services), Fournier, B. (Genivar S.E.C.) and Julien, M. (Golder Associés Limitée), 2008a: Technical Report NI 43-101, Preliminary Assessment of the Canadian Malartic Gold Project. Prepared by various consultants on behalf of Osisko Exploration. 224 pages.

Sansfaçon, R. and Hubert, C., 1990. The Malartic Gold District, Abitibi Greenstone Belt, Québec: Geological Setting, Structure and Timing of Gold Emplacement at Malartic Goldfields, Barnat, East-Malartic, Canadian Malartic and Sladen Mines. In: La ceinture polymétallique du Nord-Ouest québécois; Synthèse de 60 ans d’exploration minière; Conférences données lors du symposium de Rouyn-Noranda, pages 221-235.

Sansfaçon R., Grant, M., and Trudel, P., 1987a. Géologie de la mine Canadian Malartic District de Val-d’Or. Ministère des Ressources naturelles, MB 87-26. 49 pages.

Sansfaçon R., Grant, M., and Trudel, P., 1987b. Géologie de la mine Barnat-Sladen, Malartic District de Val-d’Or. Ministère des Ressources naturelles, MB 87-41. 73 pages.

Sillitoe, R. H., 2001. Gold-rich Porphyry Deposits: Descriptive and Genetic Models and Their Role in Exploration and Discovery, in Gold in 2000, Hagemann, S. G. and Brown, P. E., editors. SEG Reviews, Vol. 13, pages 315-345.

SNC-Lavalin and TRAME (2020), Rapport d’estimation et d’ingénierie bâtiment administratif, Report 677111-000-40ER-0001_0

Soutex inc (2021), Integration of the Metallurgical Test Work for the Odyssey Project

Spooner, E. T. C. and Tucker Barrie, C., 1993. Preface in a Special Issue Devoted to Abitibi Ore Deposits in a Modern Context. Economic Geology 88, pages 1307-1322.

Thivierge, J.P., Gagnon, M.d.N., Dupéré, R., 2020. Révision du modèle de récupération 2019, Mine Canadian Malartic, 27 pages.

Transfert Environnement et Société, 2020. Mine Canadian Malartic – Suivi du milieu social 2016-2018 : Synthèse des connaissances acquises, 2020, 231 pages.

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	267

Trudel, P., and Sauvé, P., 1992. Synthèse des caractéristiques géologiques des gisements d’or du district de Malartic. Ministère des Ressources naturelles du Québec, MM 89-04, 60 pages.

Trudel, P. et Sansfaçon, R. (1987): Géologie de la Mine East Malartic, région de Val-d’Or, ministère de l’Énergie et des Ressources, Québec, MB 87-25, 64 pages.

Wahl, D. G., and Burt, P. D., 2011. Deposit Modelling & NI 43-101 Resource Estimate, Rand Malartic Gold Property, Malartic, Québec. Prepared by Southampton Associates Inc. on behalf of NSR Resources Inc. 68 pages.

Wares, R. P., and Burzynski, 2011. The Canadian Malartic Mine, Southern Abitibi Belt, Québec, Canada: Discovery and Development of an Archean Bulk – Tonnage Gold Deposit. Newgen Gold. 16 pages.

WSP, 2013. Suivi de la qualité des eaux souterraines en 2013, Mine Canadian Malartic, Malartic, Québec. Internal Report. 21 pages.

WSP Canada Inc. 2016. Extension de la mine aurifère Canadian Malartic et déviation de la route 117 à l’entrée Est de la Ville de Malartic | Étude d’impact sur l’environnement – Résumé.Document réalisé pour Canadian Malartic GP. 231 pages.

Yassa, A. and Puritch, E., 2020. Updated Mineral Resource Estimate and Technical Report on the Parbec Gold Property, Malartic Township, Abitibi-Témiscamingue region, Northwestern Québec, Canada. Prepared by P&E Mining Consultants Inc. for Renforth Resources Inc., 128 pages.

WSP (2020). Projet Odyssey, Usine de remblai de pâte cimentée, Mine Canadian Malartic, Report 201-05382-00.

WSP (2020). Odyssey Shaft Project feasibility study, Report 171-03812-04

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	268

Appendix A:

LIST OF MINING TITLES AS OF DECEMBER 31, 2020

	Type	No.	Expiration	Owner
1.	CM	226		Canadian Malartic GP
2.	BM	892	2029-11-24 23:59	Canadian Malartic GP
3.	BM	1007	2031-04-10 23:59	Canadian Malartic GP
4.	BM	1008	2037-07-27 23:59	Canadian Malartic GP
5.	BM	1011	2031-06-16 23:59	Canadian Malartic GP
6.	BM	1020	2034-02-17 23:59	Canadian Malartic GP
7.	CDC	50615	2022-02-14 23:59	Canadian Malartic GP
8.	CDC	50616	2022-02-14 23:59	Canadian Malartic GP
9.	CDC	56898	2022-02-10 23:59	Canadian Malartic GP
10.	CDC	56899	2022-02-10 23:59	Canadian Malartic GP
11.	CDC	56900	2022-02-10 23:59	Canadian Malartic GP
12.	CDC	56901	2022-02-10 23:59	Canadian Malartic GP
13.	CDC	56902	2022-02-10 23:59	Canadian Malartic GP
14.	CDC	56903	2022-02-10 23:59	Canadian Malartic GP
15.	CDC	56904	2022-02-10 23:59	Canadian Malartic GP
16.	CDC	56905	2022-02-10 23:59	Canadian Malartic GP
17.	CDC	56906	2022-02-10 23:59	Canadian Malartic GP
18.	CDC	56907	2022-02-10 23:59	Canadian Malartic GP
19.	CDC	56908	2022-02-10 23:59	Canadian Malartic GP
20.	CDC	56909	2022-02-10 23:59	Canadian Malartic GP
21.	CDC	56910	2022-02-10 23:59	Canadian Malartic GP
22.	CDC	56911	2022-02-10 23:59	Canadian Malartic GP
23.	CDC	56912	2022-02-10 23:59	Canadian Malartic GP
24.	CDC	56913	2022-02-10 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	269

	Type	No.	Expiration	Owner
25.	CDC	56914	2022-02-10 23:59	Canadian Malartic GP
26.	CDC	56915	2022-02-10 23:59	Canadian Malartic GP
27.	CDC	56916	2022-02-10 23:59	Canadian Malartic GP
28.	CDC	56917	2022-02-10 23:59	Canadian Malartic GP
29.	CDC	56918	2022-02-10 23:59	Canadian Malartic GP
30.	CDC	56919	2022-02-10 23:59	Canadian Malartic GP
31.	CDC	56920	2022-02-10 23:59	Canadian Malartic GP
32.	CDC	56921	2022-02-10 23:59	Canadian Malartic GP
33.	CDC	56922	2022-02-10 23:59	Canadian Malartic GP
34.	CDC	56923	2022-02-10 23:59	Canadian Malartic GP
35.	CDC	56924	2022-02-10 23:59	Canadian Malartic GP
36.	CDC	56925	2022-02-10 23:59	Canadian Malartic GP
37.	CDC	56935	2022-02-10 23:59	Canadian Malartic GP
38.	CDC	61518	2022-02-14 23:59	Canadian Malartic GP
39.	CDC	61519	2022-02-14 23:59	Canadian Malartic GP
40.	CDC	61520	2022-02-14 23:59	Canadian Malartic GP
41.	CDC	61521	2022-02-14 23:59	Canadian Malartic GP
42.	CDC	61522	2022-02-14 23:59	Canadian Malartic GP
43.	CDC	61523	2022-02-14 23:59	Canadian Malartic GP
44.	CDC	61524	2022-02-14 23:59	Canadian Malartic GP
45.	CDC	72271	2022-01-09 23:59	Canadian Malartic GP
46.	CDC	72283	2023-03-06 23:59	Canadian Malartic GP
47.	CDC	72284	2022-06-06 23:59	Canadian Malartic GP
48.	CDC	72285	2023-03-06 23:59	Canadian Malartic GP
49.	CDC	72286	2022-06-06 23:59	Canadian Malartic GP
50.	CDC	72287	2023-03-06 23:59	Canadian Malartic GP
51.	CDC	72288	2022-06-06 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	270

	Type	No.	Expiration	Owner
52.	CDC	72289	2022-06-06 23:59	Canadian Malartic GP
53.	CDC	72290	2022-06-06 23:59	Canadian Malartic GP
54.	CDC	72291	2022-06-06 23:59	Canadian Malartic GP
55.	CDC	72292	2022-06-06 23:59	Canadian Malartic GP
56.	CDC	73332	2022-06-05 23:59	Canadian Malartic GP
57.	CDC	73333	2022-06-05 23:59	Canadian Malartic GP
58.	CDC	73334	2022-06-05 23:59	Canadian Malartic GP
59.	CDC	73335	2022-06-05 23:59	Canadian Malartic GP
60.	CDC	73336	2022-06-05 23:59	Canadian Malartic GP
61.	CDC	73337	2022-06-05 23:59	Canadian Malartic GP
62.	CDC	73338	2022-06-05 23:59	Canadian Malartic GP
63.	CDC	73339	2022-06-05 23:59	Canadian Malartic GP
64.	CDC	73340	2022-06-05 23:59	Canadian Malartic GP
65.	CDC	73341	2022-06-05 23:59	Canadian Malartic GP
66.	CDC	73343	2022-10-17 23:59	Canadian Malartic GP
67.	CDC	73344	2022-10-17 23:59	Canadian Malartic GP
68.	CDC	73349	2022-06-05 23:59	Canadian Malartic GP
69.	CDC	73350	2022-06-05 23:59	Canadian Malartic GP
70.	CDC	73351	2022-06-05 23:59	Canadian Malartic GP
71.	CDC	73352	2022-06-05 23:59	Canadian Malartic GP
72.	CDC	73353	2022-06-05 23:59	Canadian Malartic GP
73.	CDC	73361	2022-12-27 23:59	Canadian Malartic GP
74.	CDC	73383	2022-06-06 23:59	Canadian Malartic GP
75.	CDC	73384	2022-06-06 23:59	Canadian Malartic GP
76.	CDC	74682	2022-06-09 23:59	Canadian Malartic GP
77.	CDC	74683	2022-06-09 23:59	Canadian Malartic GP
78.	CDC	74684	2022-06-09 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	271

	Type	No.	Expiration	Owner
79.	CDC	74685	2022-06-09 23:59	Canadian Malartic GP
80.	CDC	74686	2022-06-09 23:59	Canadian Malartic GP
81.	CDC	74687	2022-06-09 23:59	Canadian Malartic GP
82.	CDC	74688	2022-06-09 23:59	Canadian Malartic GP
83.	CDC	74689	2022-06-09 23:59	Canadian Malartic GP
84.	CDC	74690	2022-06-09 23:59	Canadian Malartic GP
85.	CDC	74691	2022-06-09 23:59	Canadian Malartic GP
86.	CDC	74692	2022-06-09 23:59	Canadian Malartic GP
87.	CDC	74693	2022-06-09 23:59	Canadian Malartic GP
88.	CDC	74694	2022-06-09 23:59	Canadian Malartic GP
89.	CDC	2000854	2023-02-14 23:59	Canadian Malartic GP
90.	CDC	2000855	2023-02-14 23:59	Canadian Malartic GP
91.	CDC	2000856	2025-05-27 23:59	Canadian Malartic GP
92.	CDC	2000857	2021-11-15 23:59	Canadian Malartic GP
93.	CDC	2000858	2021-11-15 23:59	Canadian Malartic GP
94.	CDC	2000859	2024-11-05 23:59	Canadian Malartic GP
95.	CDC	2000911	2024-11-05 23:59	Canadian Malartic GP
96.	CDC	2000912	2024-11-05 23:59	Canadian Malartic GP
97.	CDC	2000913	2021-11-15 23:59	Canadian Malartic GP
98.	CDC	2000915	2023-02-14 23:59	Canadian Malartic GP
99.	CDC	2000916	2025-05-27 23:59	Canadian Malartic GP
100.	CDC	2000917	2023-02-14 23:59	Canadian Malartic GP
101.	CDC	2000919	2023-02-14 23:59	Canadian Malartic GP
102.	CDC	2001055	2024-11-10 23:59	Canadian Malartic GP
103.	CDC	2027478	2021-10-01 23:59	Canadian Malartic GP
104.	CDC	2027479	2021-10-01 23:59	Canadian Malartic GP
105.	CDC	2027480	2021-10-01 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	272

	Type	No.	Expiration	Owner
106.	CDC	2027481	2021-10-01 23:59	Canadian Malartic GP
107.	CDC	2027482	2021-10-01 23:59	Canadian Malartic GP
108.	CDC	2027483	2021-10-01 23:59	Canadian Malartic GP
109.	CDC	2027484	2021-10-01 23:59	Canadian Malartic GP
110.	CDC	2027485	2021-10-01 23:59	Canadian Malartic GP
111.	CDC	2027486	2021-10-01 23:59	Canadian Malartic GP
112.	CDC	2027487	2021-10-01 23:59	Canadian Malartic GP
113.	CDC	2027488	2021-10-01 23:59	Canadian Malartic GP
114.	CDC	2027489	2021-10-01 23:59	Canadian Malartic GP
115.	CDC	2027490	2021-10-01 23:59	Canadian Malartic GP
116.	CDC	2027491	2021-10-01 23:59	Canadian Malartic GP
117.	CDC	2027492	2021-10-01 23:59	Canadian Malartic GP
118.	CDC	2027493	2021-10-01 23:59	Canadian Malartic GP
119.	CDC	2027494	2021-10-01 23:59	Canadian Malartic GP
120.	CDC	2027495	2021-10-01 23:59	Canadian Malartic GP
121.	CDC	2027496	2021-10-01 23:59	Canadian Malartic GP
122.	CDC	2027497	2021-10-01 23:59	Canadian Malartic GP
123.	CDC	2027498	2021-10-01 23:59	Canadian Malartic GP
124.	CDC	2027499	2021-10-01 23:59	Canadian Malartic GP
125.	CDC	2027500	2021-10-01 23:59	Canadian Malartic GP
126.	CDC	2245189	2022-12-27 23:59	Canadian Malartic GP
127.	CDC	2384761	2022-04-30 23:59	Canadian Malartic GP
128.	CDC	2398785	2022-06-07 23:59	Canadian Malartic GP
129.	CDC	2398786	2022-06-07 23:59	Canadian Malartic GP
130.	CDC	2398787	2022-06-07 23:59	Canadian Malartic GP
131.	CDC	2398788	2022-06-07 23:59	Canadian Malartic GP
132.	CDC	2398789	2022-06-07 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	273

	Type	No.	Expiration	Owner
133.	CDC	2398790	2022-06-07 23:59	Canadian Malartic GP
134.	CDC	2398791	2022-06-07 23:59	Canadian Malartic GP
135.	CDC	2398792	2022-06-07 23:59	Canadian Malartic GP
136.	CDC	2399592	2022-06-24 23:59	Canadian Malartic GP
137.	CDC	2399593	2022-06-24 23:59	Canadian Malartic GP
138.	CDC	2399594	2022-06-24 23:59	Canadian Malartic GP
139.	CDC	2399595	2022-06-24 23:59	Canadian Malartic GP
140.	CDC	2399596	2022-06-24 23:59	Canadian Malartic GP
141.	CDC	2399597	2022-06-24 23:59	Canadian Malartic GP
142.	CDC	2399598	2022-06-24 23:59	Canadian Malartic GP
143.	CDC	2399599	2022-06-24 23:59	Canadian Malartic GP
144.	CDC	2399600	2022-06-24 23:59	Canadian Malartic GP
145.	CDC	2399601	2022-06-24 23:59	Canadian Malartic GP
146.	CDC	2399602	2022-06-24 23:59	Canadian Malartic GP
147.	CDC	2399603	2022-06-24 23:59	Canadian Malartic GP
148.	CDC	2399604	2022-06-24 23:59	Canadian Malartic GP
149.	CDC	2399605	2022-06-24 23:59	Canadian Malartic GP
150.	CDC	2399606	2022-06-24 23:59	Canadian Malartic GP
151.	CDC	2399607	2022-06-24 23:59	Canadian Malartic GP
152.	CDC	2399608	2022-06-24 23:59	Canadian Malartic GP
153.	CDC	2399609	2022-06-24 23:59	Canadian Malartic GP
154.	CDC	2399610	2022-06-24 23:59	Canadian Malartic GP
155.	CDC	2399611	2022-06-24 23:59	Canadian Malartic GP
156.	CDC	2399612	2022-06-24 23:59	Canadian Malartic GP
157.	CDC	2399613	2022-06-24 23:59	Canadian Malartic GP
158.	CDC	2399614	2022-06-24 23:59	Canadian Malartic GP
159.	CDC	2399615	2022-06-24 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	274

	Type	No.	Expiration	Owner
160.	CDC	2399616	2022-06-24 23:59	Canadian Malartic GP
161.	CDC	2399617	2022-06-24 23:59	Canadian Malartic GP
162.	CDC	2399618	2022-06-24 23:59	Canadian Malartic GP
163.	CDC	2399619	2022-06-24 23:59	Canadian Malartic GP
164.	CDC	2399620	2022-06-24 23:59	Canadian Malartic GP
165.	CDC	2399621	2022-06-24 23:59	Canadian Malartic GP
166.	CDC	2399622	2022-06-24 23:59	Canadian Malartic GP
167.	CDC	2399623	2022-06-24 23:59	Canadian Malartic GP
168.	CDC	2399891	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
169.	CDC	2399892	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
170.	CDC	2399893	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
171.	CDC	2399894	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
172.	CDC	2399895	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
173.	CDC	2399896	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
174.	CDC	2399897	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
175.	CDC	2399898	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
176.	CDC	2399899	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
177.	CDC	2399900	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	275

	Type	No.	Expiration	Owner
178.	CDC	2399901	2022-08-13 23:59	Abitibi Royalties Inc. (85988) 15 % Canadian Malartic Corporation (93604) 85%
179.	CDC	2410775	2021-10-30 23:59	Canadian Malartic GP
180.	CDC	2410776	2021-10-30 23:59	Canadian Malartic GP
181.	CDC	2410777	2021-10-30 23:59	Canadian Malartic GP
182.	CDC	2410778	2021-10-30 23:59	Canadian Malartic GP
183.	CDC	2410779	2021-10-30 23:59	Canadian Malartic GP
184.	CDC	2410780	2021-10-30 23:59	Canadian Malartic GP
185.	CDC	2410781	2021-10-30 23:59	Canadian Malartic GP
186.	CDC	2410782	2021-10-30 23:59	Canadian Malartic GP
187.	CDC	2410783	2021-10-30 23:59	Canadian Malartic GP
188.	CDC	2410784	2021-10-30 23:59	Canadian Malartic GP
189.	CDC	2410785	2021-10-30 23:59	Canadian Malartic GP
190.	CDC	2410786	2021-10-30 23:59	Canadian Malartic GP
191.	CDC	2410787	2021-10-30 23:59	Canadian Malartic GP
192.	CDC	2410788	2021-10-30 23:59	Canadian Malartic GP
193.	CDC	2410789	2021-10-30 23:59	Canadian Malartic GP
194.	CDC	2410790	2021-10-30 23:59	Canadian Malartic GP
195.	CDC	2410791	2021-10-30 23:59	Canadian Malartic GP
196.	CDC	2410792	2021-10-30 23:59	Canadian Malartic GP
197.	CDC	2410793	2021-10-30 23:59	Canadian Malartic GP
198.	CDC	2410794	2021-10-30 23:59	Canadian Malartic GP
199.	CDC	2410795	2021-10-30 23:59	Canadian Malartic GP
200.	CDC	2410796	2021-10-30 23:59	Canadian Malartic GP
201.	CDC	2410797	2021-10-30 23:59	Canadian Malartic GP
202.	CDC	2410798	2021-10-30 23:59	Canadian Malartic GP
203.	CDC	2410799	2021-10-30 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	276

	Type	No.	Expiration	Owner
204.	CDC	2410800	2021-10-30 23:59	Canadian Malartic GP
205.	CDC	2410801	2021-10-30 23:59	Canadian Malartic GP
206.	CDC	2410802	2021-10-30 23:59	Canadian Malartic GP
207.	CDC	2410803	2021-10-30 23:59	Canadian Malartic GP
208.	CDC	2410804	2021-10-30 23:59	Canadian Malartic GP
209.	CDC	2410805	2021-10-30 23:59	Canadian Malartic GP
210.	CDC	2410806	2021-10-30 23:59	Canadian Malartic GP
211.	CDC	2410807	2021-10-30 23:59	Canadian Malartic GP
212.	CDC	2410808	2021-10-30 23:59	Canadian Malartic GP
213.	CDC	2410809	2021-10-30 23:59	Canadian Malartic GP
214.	CDC	2410810	2021-10-30 23:59	Canadian Malartic GP
215.	CDC	2410811	2021-10-30 23:59	Canadian Malartic GP
216.	CDC	2410812	2021-10-30 23:59	Canadian Malartic GP
217.	CDC	2410813	2021-10-30 23:59	Canadian Malartic GP
218.	CDC	2410814	2021-10-30 23:59	Canadian Malartic GP
219.	CDC	2410815	2021-10-30 23:59	Canadian Malartic GP
220.	CDC	2415651	2022-07-30 23:59	Canadian Malartic GP
221.	CDC	2415652	2022-07-30 23:59	Canadian Malartic GP
222.	CDC	2415653	2022-07-30 23:59	Canadian Malartic GP
223.	CDC	2415654	2022-07-30 23:59	Canadian Malartic GP
224.	CDC	2415655	2022-07-30 23:59	Canadian Malartic GP
225.	CDC	2415656	2022-07-30 23:59	Canadian Malartic GP
226.	CDC	2415657	2022-07-30 23:59	Canadian Malartic GP
227.	CDC	2415658	2022-07-30 23:59	Canadian Malartic GP
228.	CDC	2415659	2022-07-30 23:59	Canadian Malartic GP
229.	CDC	2415660	2022-07-30 23:59	Canadian Malartic GP
230.	CDC	2415661	2022-07-30 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	277

	Type	No.	Expiration	Owner
231.	CDC	2415662	2022-07-30 23:59	Canadian Malartic GP
232.	CDC	2415663	2022-07-30 23:59	Canadian Malartic GP
233.	CDC	2423849	2022-03-14 23:59	Canadian Malartic GP
234.	CDC	2423850	2022-03-14 23:59	Canadian Malartic GP
235.	CDC	2423851	2022-03-14 23:59	Canadian Malartic GP
236.	CDC	2423852	2022-03-14 23:59	Canadian Malartic GP
237.	CDC	2423853	2022-03-14 23:59	Canadian Malartic GP
238.	CDC	2423854	2022-03-14 23:59	Canadian Malartic GP
239.	CDC	2423855	2022-03-14 23:59	Canadian Malartic GP
240.	CDC	2423856	2022-03-14 23:59	Canadian Malartic GP
241.	CDC	2423857	2022-03-14 23:59	Canadian Malartic GP
242.	CDC	2423858	2022-03-14 23:59	Canadian Malartic GP
243.	CDC	2423859	2022-03-14 23:59	Canadian Malartic GP
244.	CDC	2423860	2022-03-14 23:59	Canadian Malartic GP
245.	CDC	2423861	2022-03-14 23:59	Canadian Malartic GP
246.	CDC	2423862	2022-03-14 23:59	Canadian Malartic GP
247.	CDC	2423863	2022-03-14 23:59	Canadian Malartic GP
248.	CDC	2423864	2022-03-14 23:59	Canadian Malartic GP
249.	CDC	2423865	2022-03-14 23:59	Canadian Malartic GP
250.	CDC	2423866	2022-03-14 23:59	Canadian Malartic GP
251.	CDC	2423867	2022-03-14 23:59	Canadian Malartic GP
252.	CDC	2423868	2022-03-14 23:59	Canadian Malartic GP
253.	CDC	2423869	2022-03-14 23:59	Canadian Malartic GP
254.	CDC	2423870	2022-03-14 23:59	Canadian Malartic GP
255.	CDC	2423871	2022-03-14 23:59	Canadian Malartic GP
256.	CDC	2423872	2022-03-14 23:59	Canadian Malartic GP
257.	CDC	2423873	2022-03-14 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	278

	Type	No.	Expiration	Owner
258.	CDC	2423874	2022-03-14 23:59	Canadian Malartic GP
259.	CDC	2423875	2022-03-14 23:59	Canadian Malartic GP
260.	CDC	2423876	2022-03-14 23:59	Canadian Malartic GP
261.	CDC	2423877	2022-03-14 23:59	Canadian Malartic GP
262.	CDC	2423878	2022-03-14 23:59	Canadian Malartic GP
263.	CDC	2423879	2022-03-14 23:59	Canadian Malartic GP
264.	CDC	2423880	2022-03-14 23:59	Canadian Malartic GP
265.	CDC	2423881	2022-03-14 23:59	Canadian Malartic GP
266.	CDC	2423882	2022-03-14 23:59	Canadian Malartic GP
267.	CDC	2423883	2022-03-14 23:59	Canadian Malartic GP
268.	CDC	2423884	2022-03-14 23:59	Canadian Malartic GP
269.	CDC	2423885	2022-03-14 23:59	Canadian Malartic GP
270.	CDC	2423886	2022-03-14 23:59	Canadian Malartic GP
271.	CDC	2423887	2022-03-14 23:59	Canadian Malartic GP
272.	CDC	2423888	2022-03-14 23:59	Canadian Malartic GP
273.	CDC	2423889	2022-03-14 23:59	Canadian Malartic GP
274.	CDC	2423890	2022-03-14 23:59	Canadian Malartic GP
275.	CDC	2423891	2022-03-14 23:59	Canadian Malartic GP
276.	CDC	2423892	2022-03-14 23:59	Canadian Malartic GP
277.	CDC	2423893	2022-03-14 23:59	Canadian Malartic GP
278.	CDC	2423894	2022-03-14 23:59	Canadian Malartic GP
279.	CDC	2423895	2022-03-14 23:59	Canadian Malartic GP
280.	CDC	2423896	2022-03-14 23:59	Canadian Malartic GP
281.	CDC	2423897	2022-03-14 23:59	Canadian Malartic GP
282.	CDC	2423898	2022-03-14 23:59	Canadian Malartic GP
283.	CDC	2423899	2022-03-14 23:59	Canadian Malartic GP
284.	CDC	2423900	2022-03-14 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	279

	Type	No.	Expiration	Owner
285.	CDC	2423901	2022-03-14 23:59	Canadian Malartic GP
286.	CDC	2423902	2022-03-14 23:59	Canadian Malartic GP
287.	CDC	2423903	2022-03-14 23:59	Canadian Malartic GP
288.	CDC	2423904	2022-03-14 23:59	Canadian Malartic GP
289.	CDC	2423905	2022-03-14 23:59	Canadian Malartic GP
290.	CDC	2423906	2022-03-14 23:59	Canadian Malartic GP
291.	CDC	2423907	2022-03-14 23:59	Canadian Malartic GP
292.	CDC	2423908	2022-03-14 23:59	Canadian Malartic GP
293.	CDC	2423909	2022-03-14 23:59	Canadian Malartic GP
294.	CDC	2515273	2023-03-06 23:59	Canadian Malartic GP
295.	CDC	2515274	2023-03-06 23:59	Canadian Malartic GP
296.	CDC	2550873	2023-01-14 23:59	Canadian Malartic GP
297.	CDC	2550874	2023-01-14 23:59	Canadian Malartic GP
298.	CDC	2555317	2023-02-11 23:59	Canadian Malartic GP
299.	CDC	2555318	2023-02-11 23:59	Canadian Malartic GP

NI 43-101 Technical Report – Canadian Malartic Mine – March 2021	280